Exhibit 99.2

The opportunity to accelerate Canopy Growth’s access to the U.S. cannabis market has arrived. Vote your shares today to: Develop demand and awareness of Canopy Growth’s brands and IP in the U.S. Generate sustained long-term value Create an international cannabis powerhouse Vote your Canopy Growth shares by June 17, 2019 at 10:00am (EST). Need help voting? Questions? Call Kingsdale Advisors at 1.866.581.1392

May 17, 2019

Dear Fellow Shareholder:

We have an exciting opportunity to solidify our position as the global cannabis leader and we need your vote to make it happen.

Your board of directors of Canopy Growth Corporation (“Canopy”) have identified a clear path to enter the U.S. cannabis market, when federally-permissible, and to begin building-out our brands there with advanced entry of our cannabis consumer products.

On April 18, 2019, Canopy and Acreage Holdings, Inc. (“Acreage”) — a leading multi-state cannabis operator in the U.S.— entered into a proposed arrangement pursuant to which Canopy will acquire all of the shares of Acreage when the production and sale of cannabis becomes federally-permissible in the U.S.

In exchange, Acreage shareholders will receive an immediate total payment of US$300 million and, upon the occurrence of the federal permissibility of cannabis in the U.S., Acreage shareholders will receive 0.5818 of a common share of Canopy for every Acreage share held, subject to adjustment in accordance with the plan of arrangement. This consideration is well within the funds Canopy has available to invest in growth and advances the strategy outlined as part of our strategic partnership with Constellation Brands to build scale in more than 30 countries.

The proposed arrangement combines Canopy’s global footprint, intellectual property, and brands with Acreage’s licenses and infrastructure across 20 U.S. states, giving it the right to develop Acreage’s current 87 dispensaries and 22 cultivation and processing facilities.

Together, we expect to create an international cannabis powerhouse and generate sustained long-term value for shareholders of both companies.

BENEFITS TO CANOPY SHAREHOLDERS:

●

Accelerating access to the U.S. cannabis market, the largest cannabis market in the world. Acreage’s growing footprint in the U.S. will give Canopy a tremendous opportunity to secure significant market share as soon as we enter the U.S. market.

●

Generating awareness of Canopy’s brands in the U.S. The proposed arrangement will allow us to license to Acreage, Canopy’s diversified portfolio of cannabis brands including Tweed® and Tokyo SmokeTM. These licenses —and select retail locations under the Tweed® and Tokyo SmokeTM monikers— will build our brand recognition in the U.S.

●

Developing U.S. demand for Canopy’s cannabis-based consumer products. Acreage will also gain access to Canopy’s intellectual property enabling it to distribute Canopy’s cannabis-based consumer products in the U.S. including vape-filling and beverages.

●

Working with Acreage to grow their footprint in the U.S. The proposed arrangement provides Acreage with the ability to issue up to 58 million subordinate voting shares to fuel the strategic acquisition of additional assets to innovate, develop, and expand our combined footprint across the U.S. in anticipation of federal permissibility.

●

Creation of the pre-eminent global cannabis company creating long-term value for shareholders. Upon federal permissibility of cannabis in the U.S., the addition of Acreage’s U.S. operations —including their cannabis cultivation, processing, and retail infrastructure— to Canopy’s operations currently in over a dozen countries on five continents is expected to create the undisputed leader in the global cannabis market.

RECOMMENDATION FROM CANOPY’S BOARD

With the advice of independent third-party financial and legal advisors, your board unanimously recommends that you vote for the matters required in connection with the acquisition of Acreage.

You can read more about the reasons for this decision under the heading “The Arrangement –Reasons for the Recommendation of the Canopy Board” in the attached management information circular and we have provided a helpful Q&A for ease of reference.

VOTE YOUR SHARES TODAY

We encourage you to review the attached information carefully and urge you to cast your vote FOR the matters required in connection with the acquisition of Acreage. (In the circular and on your proxy or voting instruction form, you will see it referred to as the “Canopy Shareholder Resolution”.)

You should know the completion of the acquisition of Acreage is subject to certain closing conditions, including court approval and approval of at least 50% of the votes cast by Canopy shareholders, other than Constellation Brands. This means every vote will count no matter how many shares you own.

You must vote your proxy before 10:00 a.m. (Ottawa time) on June 17, 2019 for it to count.

QUESTIONS? NEED HELP VOTING?

If you have questions or require assistance voting your shares, please contact Kingsdale Advisors, our proxy solicitation agent, at 1-866-581-1392 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

Thank you for your vote and, on behalf of everyone here at Canopy, we look forward to what the future holds.

Sincerely,

(Signed) “Bruce Linton”

Bruce Linton

Founder, Chairman and Co-CEO

VOTE YOUR PROXY OR VIF TODAY

PROVIDED PRIOR TO 10:00 AM (OTTAWA TIME) ON

JUNE 17, 2019.

REGISTERED SHAREHOLDERS

VOTING BY INTERNET

VOTING BY PHONE

To vote by phone, scan the QR code on your Form of Proxy or call toll-free at 1.866.732.8683 or 312.588.4290 (outside Canada and the United States). You will require a 15-digit Control Number (located on the front of your proxy) to identify yourself.

VOTING BY MAIL OR DELIVERY

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

VOTING BY INTERNET

VOTING BY PHONE

VOTING BY MAIL OR DELIVERY

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

VOTING BY INTERNET

VOTING BY PHONE

VOTING BY MAIL OR DELIVERY

TO COUNT AT THE MEETING, YOUR FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED PRIOR TO 10:00 AM (OTTAWA TIME) ON JUNE 17, 2019. REGISTERED Go to www.investorvote.com To vote by phone, scan the QR and follow the voting instructions. code on your Form of Proxy or You will require a 15-digit Control call toll-free at 1.866.732.8683 SHAREHOLDERS Number (located on the front of or 312.588.4290 (outside (YOU HOLD A SHARE CERTIFICATE OR A DRS your proxy) to identify yourself. Canada and the United States). STATEMENT REGISTERED IN YOUR NAME) You will require a 15-digit Control Number (located on the front of your proxy) to identify yourself. Complete, date and sign your form of proxy and return it to: Computer share Investor Services Inc. Attention: Proxy Department 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 CANADIAN Go to www.proxyvote.com and To vote by phone should call follow the voting instructions 1.800.474.7493 (English) or on the screen. You will require 1.800.474.7501 (French). You will NON-REGISTERED a 16-digit Control Number require a 16-digit Control Number (located on the front of your VIF) (located on the front of your VIF) (BENEFICIAL) to identify yourself. to identify yourself. SHAREHOLDERS (YOU HOLD SHARES THROUGH A CANADIAN BANK, Complete, sign and date your BROKER OR OTHER INTERMEDIARY) VIF and return it in the postage prepaid envelope. UNITED STATES Go to www.proxyvote.com and To vote by phone should call follow the voting instructions on 1.800.454.8683 then follow the screen. You will require a the voting instructions on your NON-REGISTERED Control Number (located VIF. You will require a Control on the front of your VIF) to Number (located on the front of (BENEFICIAL) identify yourself. your VIF) to identify yourself. SHAREHOLDERS (YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY) Complete, sign, and date your VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

CANOPY GROWTH CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Canopy Meeting”) of holders of common shares (“Canopy Shareholders”) of Canopy Growth Corporation (“Canopy”) will be held at the Gallipeau Centre, 361 Queen Street, Smiths Falls ON K7A 0A6, at 10:00 a.m. (Ottawa time) on June 19, 2019, for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Canopy Shareholder Resolution”), the full text of which is included as Appendix A attached to the accompanying management information circular of Canopy dated May 17, 2019 (the “Circular”) authorizing:

(a)

the issuance by Canopy of up to 109,515,459 common shares in the capital of Canopy (“Canopy Shares”) as consideration in connection with a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) involving Canopy and Acreage Holdings, Inc. (“Acreage”), pursuant to which Canopy will obtain an option to acquire all of the issued and outstanding shares of Acreage, as more fully described in the accompanying Circular (as the Arrangement may be, or may have been, modified or amended in accordance with its terms);

(b)

the issuance by Canopy of up to 61,711,961 Canopy Shares to CBG Holdings LLC (“CBG”) and/or Greenstar Canada Investment Limited Partnership (“GCILP” and together with CBG, the “CBG Group”) as is necessary to satisfy the top-up right held by the CBG Group pursuant to the terms of the second amended and restated investor rights agreement dated April 18, 2019 between Canopy and the CBG Group, as more fully-described in the accompanying Circular; and

(c)

the amendments (the “CBG Amendments”) to the terms of the 88,472,861 issued and outstanding Tranche A warrants and the 51,272,592 issued and outstanding Tranche B warrants of Canopy held by CBG pursuant to the terms of the consent agreement dated April 18, 2019 between CBG and Canopy, as more fully described in the accompanying Circular; and

2.	to transact such further and other business as may properly be brought before the Canopy Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Canopy Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Canopy Shareholders.

In order for the Arrangement to proceed, the Canopy Shareholder Resolution must be approved by the affirmative vote of a simple majority of the votes cast by Canopy Shareholders, present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the votes cast in respect of Canopy Shares held by the CBG Group, which consists of 123,376,901 Canopy Shares as of the date of this Circular.

The board of directors (the “Canopy Board”) of Canopy (other than certain directors who abstained from voting in respect of the Arrangement and the CBG Amendments) unanimously recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution. It is a condition to the implementation of the Arrangement that the Canopy Shareholder Resolution be approved at the Canopy Meeting.

i

The record date for determining the Canopy Shareholders entitled to receive notice of and vote at the Canopy Meeting is the close of business on May 13, 2019 (the “Record Date”). Only Canopy Shareholders whose names have been entered in the register of Canopy Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Canopy Meeting.

Your vote is important regardless of the number of Canopy Shares you own. Canopy Shareholders are invited to attend the Canopy Meeting. Registered Canopy Shareholders who are unable to attend the Canopy Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Canopy Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by mail or by fax 1-866-249-7775 (toll free within North America) or 416-263-9524 (outside North America) or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Ottawa time) on June 17, 2019, or in the case of any adjournment or postponement of the Canopy Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting.

Non-registered Canopy Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. Late proxies may be accepted or rejected by the Chair of the Canopy Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Canopy Meeting at his or her discretion, without notice.

If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1-866-581-1392 toll-free in North America (1-416-867-2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED this 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF CANOPY GROWTH CORPORATION

“Bruce Linton”
Bruce Linton
Co-Chief Executive Officer and Chairman of the Board

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	i

QUESTIONS AND ANSWERS RELATING TO THE CANOPY MEETING	1

GLOSSARY OF DEFINED TERMS	12

GENERAL INFORMATION	35

Information Contained in this Circular	35

Forward-Looking Information	36

Additional Information	39

Information for United States Securityholders	40

Currency and Exchange Rate Information	41

SUMMARY	42

The Canopy Meeting	42

The Arrangement	42

The Constellation Amendments	49

Regulatory Matters and Approvals	51

Risk Factors	53

Transaction Agreements	54

Information Concerning Canopy	54

Information Concerning Acreage	55

Pro Forma Financial Statements	55

GENERAL INFORMATION CONCERNING THE CANOPY MEETING	56

Time, Date And Place	56

Record Date	56

Solicitation of Proxies	56

How the Vote for the Canopy Shareholder Resolution is Approved	56

Who can Vote?	56

Voting by Registered Canopy Shareholders	57

Appointment of Proxies	58

What is a Form of Proxy?	58

Appointing a Proxyholder	58

Instructing your Proxy and Exercise of Discretion by your Proxy	58

Revoking your proxy	59

Beneficial Canopy Shareholders	59

Voting by Beneficial Canopy Shareholders	59

Quorum	60

Voting Securities and Principal Canopy Shareholders	60

BUSINESS OF THE CANOPY MEETING	61

Canopy Shareholder Resolution	61

Other Business	62

THE ARRANGEMENT	64

Details of the Arrangement	64

Background to the Arrangement	65

Recommendation of the Canopy Board	71

Reasons for the Recommendation of the Canopy Board	71

Greenhill Fairness Opinion	74

Description of the Plan of Arrangement	75

Treatment of High Street Holders and USCo2 Holders	78

Timing for Completion of the Arrangement	78

THE CONSTELLATION AMENDMENTS	79

CBG Amendments	80

Top-Up Shares	80

Other Matters under the Consent Agreement	80

Other Matters under the New Investor Rights Agreement	81

Additional Amendments to the Tranche B Warrants	81

Canopy Voting and Support Agreements	82

REGULATORY MATTERS AND APPROVALS	83

Shareholder Approvals	83

Court Approvals	85

Certain Regulatory Approvals	85

Canadian Securities Law Matters	86

Interests of Certain Persons	87

U.S. Securities Law Matters	87

RISK FACTORS	88

Risk Factors Relating to the Arrangement	88

Risk Factors Relating to the Acquisition	90

Risk Relating to the Business of Canopy	91

Risks Relating to the Canopy Following Completion of the Acquisition	92

TRANSACTION AGREEMENTS	92

The Arrangement Agreement	92

The Acreage Voting and Support Agreements	110

The License Agreement	111

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	113

Information Concerning Canopy	113

Information Concerning Acreage	114

OTHER INFORMATION	114

Interests of Informed Persons In Material Transactions	114

Interests of Certain Persons in Matters to be Acted upon	114

Interests of Experts	114

DIRECTORS’ APPROVAL	115

APPENDIX A CANOPY SHAREHOLDER RESOLUTION	A-1

APPENDIX B INFORMATION CONCERNING ACREAGE	B-1

APPENDIX C INFORMATION CONCERNING CANOPY	C-1

APPENDIX D INFORMATION CONCERNING CANOPY FOLLOWING COMPLETION OF THE ACQUISITION	D-1

APPENDIX E GREENHILL FAIRNESS OPINION	E-1

APPENDIX F UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ACREAGE	F-1

v

QUESTIONS AND ANSWERS RELATING TO THE CANOPY MEETING

The following is intended to answer certain key questions concerning the Canopy Meeting and the Arrangement and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Glossary of Defined Terms”.

Q: Why did I receive this Circular?

A: You received this Circular because, as a Canopy Shareholder, you are being asked to consider and, if deemed advisable, to approve the Canopy Shareholder Resolution, which will approve the issuance of the Consideration Shares, the CBG Amendments and the Top-Up Share Issuance, all in connection with a court-approved plan of arrangement pursuant to which Canopy will obtain an option to acquire all of the outstanding Acreage Shares.

Q: When and where will the Canopy Meeting be held?

A: The Canopy Meeting will be held at 10:00 a.m. (Ottawa time) on June 19, 2019 at the Gallipeau Centre, 361 Queen Street, Smiths Falls ON K7A 0A6.

Q: What is the Arrangement?

A: On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement pursuant to which, upon implementation of the Arrangement, the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of certain closing conditions, Canopy will acquire all of the issued and outstanding Acreage Shares pursuant to a court-approved arrangement under the BCBCA.

Subject to receipt of the Canopy Shareholder Approval, the Acreage Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Initial Effective Time, Acreage will complete the Arrangement Filings in order to give effect to certain amendments to the Acreage Shares which will provide Canopy with the Canopy Call Option. Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of certain closing conditions, Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Shares.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: What is the Triggering Event?

A: The Triggering Event is defined as the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: What would constitute a Triggering Event?

A: The Triggering Event would require a change to federal Laws in the United States, beyond the mere passing of the Strengthening the Tenth Amendment Through Entrusting States Act, S.3032 (the States Act) or the SAFE Banking Act. However, Canopy is permitted to waive the Triggering Event in its sole and absolute discretion and is prohibited from operating in the United States in violation of any applicable Laws unless the Triggering Event has been waived. Accordingly, if changes in federal law occur but do not satisfy the express definition of the Triggering Event, Canopy intends to waive the Triggering Event, provided that it is federally permissible to do so, it would not violate the policies of the TSX or NYSE or put Canopy offside any obligations or covenants to any third-party, including with respect to its banking relationships in both Canada and the United States. In addition, pursuant to the Consent Agreement, the consent of CBG is required in order for Canopy to waive the Triggering Event under the Arrangement Agreement.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: What will Acreage Shareholders receive under the Plan of Arrangement?

A: In accordance with the Plan of Arrangement, promptly following the Initial Effective Time, the Payment Agent will deliver an aggregate of US$300 million on a pro rata basis to the Acreage Holders (other than holders of unvested Profit Interests). Pursuant to the Plan of Arrangement, at the Acquisition Effective Time, each Acreage Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.5818 (subject to adjustment in accordance with the terms of the Plan of Arrangement) of a Canopy Share for each Acreage Subordinate Voting Share held (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement). If Acreage issues more than the Canopy Approved Share Threshold, the Exchange Ratio will be reduced on a proportionate basis.

As of the Announcement Date, the total Consideration payable pursuant to the Plan of Arrangement was valued at approximately US$3.4 billion on a Fully Diluted Basis, which represents a premium of approximately 40% over the 30-day volume weighted average price of the Acreage Subordinate Voting Shares on the CSE ending April 17, 2019 (based on the Exchange Ratio, Aggregate Option Premium and the 30-day volume weighted average trading price of Canopy Shares as of April 17, 2019).

The aggregate Consideration payable pursuant to the Plan of Arrangement based on the Exchange Ratio and Aggregate Option Premium, will vary depending upon the trading price of the Canopy Shares. A range of potential transaction values is set out in the following table:

Trading Price of Canopy Growth Shares	Exchange Ratio Component	Option Premium Component(1)	Implied Price per Subordinate Voting Share	Transaction Value(1)(2)
US$45.00	US$26.18	US$2.51	US$28.69	US$3,712,094,027
	US$26.18	US$2.63	US$28.81	US$3,727,619,847
US$50.00	US$29.09	US$2.51	US$31.60	US$4,088,465,765
	US$29.09	US$2.63	US$31.72	US$4,103,991,584
US$55.00	US$32.00	US$2.51	US$34.51	US$4,464,837,502
	US$32.00	US$2.63	US$34.63	US$4,480,363,322
US$60.00	US$34.91	US$2.51	US$37.42	US$4,841,209,240
	US$34.91	US$2.63	US$37.54	US$4,856,735,060
US$65.00	US$37.82	US$2.51	US$40.33	US$5,217,580,978
	US$37.82	US$2.63	US$40.45	US$5,233,106,797

(1) Based on the number of issued and outstanding Acreage Shares, High Street Units and USCo2 Shares on the Announcement Date (other than those owned or controlled by Acreage).

The aggregate Consideration payable pursuant to the Plan of Arrangement based on the Exchange Ratio will not necessarily be a reflection of Acreage’s financial metrics or financial or operational performance.

See “The Arrangement – Details of the Arrangement” and “Risk Factors – Exchange Ratio Risks”.

Q: What will Canopy Shareholders receive under the Plan of Arrangement?

Canopy Shareholders will continue to own their existing Canopy Shares after the Acquisition. Following the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the subsequent completion of the Acquisition, existing Canopy Shareholders will own approximately 87.9% and existing Acreage Shareholders will own approximately 12.1% of the issued and outstanding Canopy Shares on a fully-diluted basis, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued prior to the occurrence or waiver of the Triggering Event, following completion of the Acquisition existing Canopy Shareholders will own approximately 83.4% and existing Acreage Shareholders will own approximately 16.6% of the outstanding Canopy Shares, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date.

Q: What is the Top-Up Share Issuance?

A: In connection with the issuance of securities of Canopy pursuant to an acquisition, the CBG Group has the right to maintain its pro rata equity interest in Canopy by subscribing for Canopy Shares under the New Investor Rights Agreement. As of the Announcement Date, the CBG Group held 56.35% of the issued and outstanding Canopy Shares on a partially diluted basis. Pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire a number of Canopy Shares equal to up to 56.35% of the number of Canopy Shares issued and issuable pursuant to the Acquisition.

Up to 109,515,459 Canopy Shares are issuable pursuant to the Acquisition. Accordingly, pursuant to the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Canopy Shares at the volume weighted average trading price of the Canopy Shares on the TSX for the five trading days preceding the exercise of the Top-Up Right by the CBG Group.

See “The Constellation Amendments – Top-Up Shares”.

Q: What are the CBG Amendments?

A: Pursuant to the Investor Rights Agreement, implementation of the Arrangement is subject to the prior written approval of CBG. Accordingly, on April 18, 2019, Canopy and CBG entered into the Consent Agreement pursuant to which Canopy agreed to the CBG Amendments.

The CBG Amendments provide for (i) the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) the amendment of the exercise price of 38,454,444 of the outstanding Tranche B Warrants, such that each of the 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Share at a price of C$76.68, rather than the five-day volume weighted average trading price of the Canopy Shares at the time of exercise. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such tranche C warrant will remain exercisable to acquire one Canopy Share at the five-day volume weighted average trading price of the Canopy Shares at the time of exercise.

See “The Constellation Amendments – CBG Amendments”.

Q: Does the Canopy Board support the Arrangement and the CBG Amendments?

A: Yes. The Canopy Board (with the exception of the Canopy Abstaining Directors) has unanimously determined that the Arrangement and the CBG Amendments are in the best interests of Canopy and recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

In making its recommendation, the Canopy Board reviewed and considered a number of factors as described in this Circular under “The Arrangement – Reasons for the Recommendation of the Canopy Board”, including the Greenhill Fairness Opinion provided by Greenhill to the Canopy Board, to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Consideration payable by Canopy pursuant to the Plan of Arrangement was fair, from a financial point of view, to Canopy.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – Greenhill Fairness Opinions”.

Q: Why is the Canopy Board making this recommendation?

A: In reaching its conclusions and formulating its recommendation, the Canopy Board consulted with Canopy management and its legal and financial advisors. The Canopy Board also reviewed a significant amount of financial and operational information relating to Acreage and Canopy and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Canopy Board (with the exception of the Canopy Abstaining Directors) that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

●

Conditional access to the U.S. cannabis market. If completed, the Arrangement will provide Canopy with access, subject to the occurrence or waiver, at the discretion of Canopy, of the Triggering Event, to the United States cannabis market. The U.S. cannabis market is the largest regulated market in the world; however, Canopy is unable to participate as a result of the conflict between state and federal law relating to cannabis and the rules of the stock exchanges on which the Canopy Shares are currently listed. Upon the occurrence or waiver of the Triggering Event and the subsequent completion of the Acquisition, the business of Acreage, expected to be enhanced during the Acquisition Interim Period by the License Agreement, will provide Canopy with immediate access to the U.S. cannabis market.

●

Creation of a pre-eminent global cannabis company. If completed, the Acquisition will result in Canopy, a leading global cannabis company, acquiring the business of a premier U.S. cannabis company into its global portfolio. The companies’ aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities are expected to create a pre-eminent cannabis company across all regulated jurisdictions. The Arrangement is expected to help solidify Acreage’s position in the U.S. marketplace by leveraging Canopy’s curated cannabis brands and intellectual property related to cultivation, extraction and new product development.

●

Positioning of Canopy brands. If completed, the Arrangement is expected to introduce Canopy’s diversified portfolio of cannabis brands, including Tweed®, Spectrum TherapeuticsTM, DNA GeneticsTM, CraftGrowTM, Tokyo SmokeTM and HouseplantTM, across the United States.

●

Deployment of proprietary products. Acreage will have access to certain intellectual property and know-how of Canopy in order to distribute proprietary products, including vape-filling and beverage-based products, to consumers in the United States.

●

Accretive to Canopy Shareholders. Management of Canopy expects that, if completed, the Acquisition will be accretive to Canopy Shareholders on a number of key metrics based on research estimates for Canopy.

●

Acquisition will leverage infrastructure and expertise. If the Acquisition is completed, Canopy will have the ability to leverage the existing Acreage infrastructure and expertise across the United States in order to drive strong synergistic value for Canopy Shareholders while, during the Acquisition Interim Period, Canopy and Acreage can each maintain a focus on being a leader in distinct markets.

●

Quality management team. Acreage is led by a group of seasoned executives that deliver expertise in the areas of financial management, operations, marketing and business development. Led by Chairman and Founder, Kevin Murphy, the management team at Acreage has driven the vision and execution of Acreage’s impressive national footprint of licensed and managed assets.

●

Fairness opinion. The Canopy Board received an opinion from Greenhill dated April 17, 2019, as to the fairness to Canopy, from a financial point of view, of the Consideration payable by Canopy pursuant to the Plan of Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – Greenhill Fairness Opinion”. A complete copy of the Greenhill Fairness Opinion is included as Appendix E attached to this Circular.

See “The Arrangement – Reasons for the Recommendation of the Canopy Board”.

Q: What am I being asked to approve at the Canopy Meeting?

A: At the Canopy Meeting, Canopy Shareholders will be asked to approve the Canopy Shareholder Resolution which includes approval of: (i) the issuance of a maximum of 109,515,459 Canopy Shares issuable in connection with the Acquisition; (ii) the CBG Amendments; and (iii) the issuance of a maximum of 61,711,961 Canopy Shares pursuant to the Top-Up Right. If Canopy Shareholder Approval is not obtained at the Canopy Meeting, the Arrangement will not be completed.

See “Business of the Canopy Meeting – Canopy Shareholder Resolution”.

Q: What level of Canopy Shareholder approval is required?

A: In order to be effective, the Canopy Shareholder Resolution must be approved, with or without variation, by the affirmative vote of a simple majority of the votes cast by Canopy Shareholders, present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the Canopy Shares held by the CBG Group.

The Canopy Board (with the exception of the Canopy Abstaining Directors) has unanimously determined that the Arrangement and the CBG Amendments are in the best interests of Canopy and recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

See “Business of the Canopy Meeting – Canopy Shareholder Resolution” and “The Arrangement – Required Approvals – Canopy Shareholder Approval”.

Q: How do I vote on the Canopy Shareholder Resolution?

A: Canopy Shareholders can vote online, on the phone, in writing or in person or by proxy at the Canopy Meeting. The procedure for voting is different for Registered Canopy Shareholders and Beneficial Canopy Shareholders.

You should carefully read and consider the information contained in this Circular. Registered Canopy Shareholders who are unable to attend the Canopy Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the instructions set out in the enclosed form of proxy and elsewhere in this Circular. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Ottawa time) on June 17, 2019, or in the case of any adjournment or postponement of the Canopy Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed meeting. Notwithstanding the foregoing, the time limit for deposit of proxies may be waived or extended by the Chair of the Canopy Meeting at his or her discretion, without notice.

See “General Information Concerning the Canopy Meeting – Appointment of Proxies”.

Q: If my Canopy Shares are held by an Intermediary, will they vote my Canopy Shares for me?

A: If you are a Beneficial Canopy Shareholder, your Intermediary will send you a VIF or proxy form with this Circular. An Intermediary will vote the Canopy Shares held by you only if you provide instructions to such Intermediary on how to vote. If you fail to give proper instructions, those Canopy Shares will not be voted on your behalf. Beneficial Canopy Shareholders should instruct their Intermediaries to vote their Canopy Shares on their behalf by following the directions on the VIF or proxy form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Canopy Shares at the Canopy Meeting, you cannot vote those Canopy Shares owned by you at the Canopy Meeting.

See “General Information Concerning the Canopy Meeting – Beneficial Canopy Shareholders” and “General Information Concerning the Canopy Meeting – Voting by Beneficial Canopy Shareholders”.

Q: Who is soliciting my proxy?

Your proxy is being solicited on behalf of the management of Canopy. Management will solicit proxies primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Canopy to whom no additional compensation will be paid.

Canopy has retained Kingsdale Advisors in connection with the solicitation of proxies All costs of solicitation by management will be borne by Canopy. Canopy will reimburse brokers and other entities for costs incurred by them in mailing meeting materials to Beneficial Canopy Shareholders.

Q: Who is eligible to vote?

A: Canopy Shareholders at the close of business (Ottawa time) on the Record Date (May 13, 2019) or their duly appointed proxyholders are eligible to vote at the Canopy Meeting.

Q: Does any Canopy Shareholder beneficially own 10% or more of the Canopy Shares?

A: To the knowledge of the directors and officers of Canopy, as of the Record Date, no Canopy Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Canopy Shares other than the CBG Group, which holds an aggregate of 123,376,901 Canopy Shares (representing approximately 35.7% of the issued and outstanding Canopy Shares on a non-diluted basis as of the Record Date), which Canopy Shares will be excluded for purposes of calculating the requisite approval of the Canopy Shareholder Resolution.

See “General Information Concerning the Canopy Meeting – Principal Canopy Shareholders”.

Q: What if I acquire ownership of Canopy Shares after the Record Date?

A: You will not be entitled to vote Canopy Shares acquired after the Record Date at the Canopy Meeting. Only Persons owning Canopy Shares as of the Record Date are entitled to vote at the Canopy Meeting.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed VIF or form of proxy. You are encouraged to vote well in advance of the proxy cut off time at 10:00 a.m. (Ottawa time) on June 17, 2019 to ensure your Canopy Shares are voted at the Canopy Meeting. If the Canopy Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed meeting. Canopy reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Canopy is under no obligation to accept or reject any particular late proxy.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. A Canopy Shareholder executing the enclosed form of proxy has the power to revoke it at any time before the proxy cut-off time. You may do this by (a) attending the Canopy Meeting and voting in person if you were a Registered Canopy Shareholder at the Record Date; (b) signing and delivering a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Canopy at 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8, Attention: Chief Legal Officer; or (d) in any other manner permitted by Law. Your proxy will only be revoked if a revocation is received prior to 4:00 p.m. (Ottawa time) on the last Business Day before the day of the Canopy Meeting, or any adjournment or postponement thereof, or delivered to the person presiding at the Canopy Meeting before it commences.

If you hold your Canopy Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary.

See “General Information Concerning the Canopy Meeting – Changing your mind”.

Q: What protections does Canopy have during the Acquisition Interim Period?

A: During the Acquisition Interim Period, being the period from the Announcement Date until the Acquisition Effective Time, Acreage is restricted from doing the following without the prior written consent of Canopy:

●

issuing additional Acreage Shares or other securities of Acreage or High Street that are convertible, exchangeable or exercisable for or into Acreage Shares in excess of the Canopy Approved Share Threshold;

●	amending its Notice of Articles and Articles;

●	splitting, combining or reclassifying any Acreage Shares or any other securities of Acreage;

●	amending the terms of any outstanding securities of Acreage;

●	undertaking a voluntary dissolution, liquidation or winding-up of Acreage or any other distribution of assets of Acreage among its shareholders for the purpose of winding-up its affairs;

●

provide for any severance or change of control payment that would be triggered on the Initial Effective Date, Triggering Event Date or Acquisition Effective Date, other than those in existence as of the Announcement Date;

●	acquiring any asset from, disposing any asset to or making any loan to any officer, director, employee or consultant, subject to certain limited exceptions contained in the Arrangement Agreement;

●

entering into any agreement for debt financing that is materially inconsistent with market standards or provides for an event of default, repayment or acceleration on the Triggering Event Date or the Acquisition Date;

●	incuring debt obligations in excess of amounts specified in the Arrangement Agreement;

●	making dividend payments or other distributions;

●	selling all or substantially all of the assets of Acreage;

●	materially change its business or regulatory strategy; or

●	operate outside of the United States.

In addition, Acreage is required to:

●	preserve and maintain its corporate existence, its listing on a recognized stock exchange and its status as a reporting issuer;

●	ensure that all convertible securities include customary change of control provisions;

●	immediately notify Canopy of any material change; and

●

notify Canopy prior to entering into any contract with respect to the disposition of any real property with a value of at least $20,000,000 or any business combination, merger or acquisition of assets with a value of at least $20,000,000.

Q: What is required to complete the Arrangement and the Acquisition?

A: Implementation of the Arrangement is conditional upon, among other things, the satisfaction or waiver of certain conditions including:

●	the Canopy Shareholder Resolution having been approved by the Canopy Shareholders at the Canopy Meeting in accordance with applicable Law;

●	the Arrangement Resolution having been approved by the Acreage Shareholders at the Acreage Meeting in accordance with the Interim Order and applicable Law;

●

the Final Order having been obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Acreage or Canopy, each acting reasonably, on appeal or otherwise;

●	the necessary conditional approval, of each of the TSX, NYSE and the CSE having been obtained;

●

no Law being in effect or proceeding having otherwise been taken that makes the consummation of the Arrangement illegal or otherwise, directly or indirectly, prohibits or enjoins Acreage or Canopy from consummating the Arrangement, subject to certain exceptions relating to U.S. federal marijuana Laws;

●

the Arrangement Issued Securities being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state Securities Laws; and

●	receipt of all Arrangement Regulatory Approvals.

In addition, completion of the Acquisition is conditional upon, among other things, the satisfaction or waiver of certain conditions including:

●	the occurrence or waiver, at the discretion of Canopy, of the Triggering Event;

●	receipt of all Acquisition Regulatory Approvals, including HSR Approval;

●

the conditional approval of the listing of the (a) Consideration Shares; (b) Canopy Shares issuable upon exchange or redemption of High Street Units and USCo2 Shares; and (c) Canopy Shares issuable upon exercise or vesting of the Replacement Securities; and

●

no Law being in effect and no proceeding having otherwise been taken that makes the consummation of the Acquisition illegal or otherwise, prohibits or enjoins Acreage or Canopy from consummating the Acquisition.

See “The Arrangement – Details of the Arrangement”, “Regulatory Matters and Approvals”, “Transaction Agreements – The Arrangement Agreement – Conditions for Implementation of the Arrangement” and “Transaction Agreements – The Arrangement Agreement – Conditions for Completion of the Acquisition”.

Q: When does Canopy expect the Arrangement to become effective?

A: It is anticipated that the Initial Effective Date will occur in late June 2019. Implementation of the Arrangement is conditional on Canopy Shareholders approving the Canopy Shareholder Resolution and the satisfaction of other conditions, including the approval by Acreage Shareholders of the Arrangement Resolution and certain regulatory approvals. See “Transaction Agreements – The Arrangement Agreement – Conditions for Implementation of the Arrangement”.

Q: When does Canopy expect the Canopy Call Option will be exercised?

A: The Canopy Call Option expires 90 months (seven and a half years) following the Initial Effective Time. Provided that the conditions set out in the Arrangement Agreement are satisfied, Canopy is contractually obligated to exercise the Canopy Call Option on the Triggering Event Date, being the date of a change in federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal Laws of the United States.

Q: When does Canopy expect the Acquisition to become effective?

A: Upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of other conditions, including certain regulatory approvals, the Acquisition is required be completed and Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Shares within 90 days of the exercise of the Canopy Call Option. There can be no certainty, nor can Canopy provide any assurance, that all conditions precedent to completion of the Acquisition will be satisfied or waived, or, when they will be satisfied or waived and, accordingly, the Acquisition may not be completed. The Arrangement will not be completed and the Arrangement Agreement will terminate in the event that the occurrence or waiver of the Triggering Event does not occur on or prior to the Acquisition Expiry Date.

See “Transaction Agreements – The Arrangement Agreement – Conditions for Completion of the Acquisition”.

Q: What will happen to Acreage if the Arrangement and the Acquisition are completed?

A: If the Arrangement is implemented, following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

If the Acquisition is completed, Canopy will acquire all of the Acreage Shares, Acreage will become a wholly-owned subsidiary of Canopy and Canopy will continue the operations of Canopy and Acreage on a combined basis. Canopy intends to have the Acreage Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange and each other exchange upon which the Acreage Shares are listed, posted for trading or quoted as promptly as possible following the Acquisition Effective Date. In addition, Canopy will apply to have Acreage cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Acreage’s reporting obligations in Canada and the United States following completion of the Acquisition.

Q: Who will be the directors and officers of Canopy following completion of the Acquisition?

A: The directors and officers of Canopy at the time of completion of the Acquisition are expected to remain the directors and officers of Canopy following completion of the Acquisition. All of the directors and officers of Acreage and its subsidiaries are expected to tender their resignation on the Acquisition Effective Date; however, certain members of Acreage’s management may be retained by Canopy following the Acquisition Effective Date pursuant to their existing employment agreements or new employment agreements to be entered into at or prior to the Acquisition Effective Date.

See “Transaction Agreements – The Arrangement Agreement – Board of Directors and Officers”.

Q: What information will Canopy provide to Canopy Shareholders regarding Acreage and the Acquisition following the Initial Effective Time?

A: Following the Initial Effective Time, Canopy intends to update Shareholders by press release of the following key milestones: (i) the occurrence or waiver of the Triggering Event; (ii) the proposed Acquisition Effective Date; (iii) material developments relating to the Acquisition; (iv) material regulatory developments in the United States; and (iv) material developments relating to Acreage, if such developments would constitute a material change for Canopy.

Canopy will not provide Canopy Shareholders with periodic or timely disclosure related solely to Acreage and Canopy Shareholders are encouraged to review the disclosure materials provided by Acreage to the Acreage Shareholders for additional information about the developments of Acreage’s business during the Acquisition Interim Period.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the Acquisition, and the business and operations of each of Acreage and Canopy, all of which should be carefully considered. See “Risk Factors”.

Q: What will happen if the Canopy Shareholder Resolution is not approved or the Arrangement or Acquisition is not completed for any reason?

A: If the Canopy Shareholder Resolution is not approved or the Arrangement or Acquisition is not completed for any reason, the Arrangement Agreement may be terminated and Canopy will continue to operate independently. In certain circumstances, Acreage will be required to pay to Canopy a termination payment of US$150 million in connection with such termination. If, for any reason, the Arrangement or the Acquisition is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Canopy Shares may be materially adversely affected and Canopy’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Canopy would remain liable for costs relating to the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors”.

Q: Are Canopy Shareholders entitled to Dissent Rights?

A: Under applicable Canadian Law, Canopy Shareholders are not entitled to dissent rights with respect to the Canopy Shareholder Resolution.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Canopy’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-866-581-1392 toll free in North America, or call collect outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

GLOSSARY OF DEFINED TERMS

The following terms used in the Circular have the meanings set forth below.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Acreage and a third party other than Canopy: (i) that is entered into in accordance with the non-solicitation provisions of the Arrangement Agreement; and (ii) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, including, without limitation, a standstill provision that only permits the third party to, either alone or jointly with others, make an Acquisition Proposal to the Acreage Board that is not publicly announced.

“Acquisition” means the acquisition by Canopy of the issued and outstanding Acreage Shares following the exercise or deemed exercise of the Canopy Call Option, pursuant to and in accordance with the Plan of Arrangement.

“Acquisition Closing Conditions” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Acquisition Closing Outside Date” means the Acquisition Expiry Date, or, if (i) the Canopy Call Option is exercised, or (ii) a Triggering Event Date occurs prior to the Acquisition Expiry Date, the date that is 12 months following such exercise of the Canopy Call Option or Triggering Event Date, as applicable; provided that:

(a)

if the exercise of the Canopy Call Option or Triggering Event Date has occurred prior to the Acquisition Expiry Date and the reason the Acquisition Effective Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Regulatory Approvals included in the Acquisition Closing Conditions (which, for certainty, does not include those Regulatory Approvals, the failure of which to obtain would not reasonably be expected to have an Acreage Material Adverse Effect) have not been satisfied or waived and, at such Acquisition Closing Outside Date, the Party responsible for obtaining such outstanding Regulatory Approvals is continuing to use good faith reasonable commercial efforts to obtain such Regulatory Approvals and there is a reasonable prospect that such Regulatory Approvals will be received, then the Acquisition Closing Outside Date shall automatically be extended to the date that is two Business Days following the date all such outstanding Regulatory Approvals are received or waived; or

(a)

if the exercise of the Canopy Call Option or Triggering Event Date has occurred prior to the Acquisition Expiry Date and the reason the Acquisition Effective Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Canopy Acquisition Closing Conditions (as such term in defined in the Arrangement Agreement) included in the Acquisition Closing Conditions have not been satisfied or waived, then the Acquisition Closing Outside Date shall automatically be extended to the date that is the earliest of (i) two Business Days following the date all such outstanding Canopy Acquisition Closing Conditions are satisfied or waived, or (ii) the date on which Canopy, acting reasonably, determines that there is no longer a reasonable prospect that such outstanding Canopy Acquisition Closing Conditions will be satisfied or waived.

“Acquisition Effective Date” means the date specified in a Canopy Call Option Exercise Notice or Triggering Event Notice delivered in accordance with the terms of the Canopy Call Option on which the closing of the purchase and sale pursuant to the Canopy Call Option of the Acreage Shares in respect of which a Canopy Call Option is granted under the Plan of Arrangement, is to occur; provided that, notwithstanding the foregoing, if the Acquisition Closing Conditions are not satisfied or waived prior to such date, the Acquisition Effective Date shall automatically be extended, without any further action by any person, to the date that is two Business Days following the satisfaction or waiver of the Acquisition Closing Conditions; provided further that under no circumstances shall the Acquisition Effective Date be a date that is after the Acquisition Closing Outside Date.

“Acquisition Effective Time” means 12:01 a.m. (Vancouver time) on the Acquisition Effective Date, or such other time on the Acquisition Effective Date as the Parties agree to in writing before the Acquisition Effective Date.

“Acquisition Expiry Date” means the date that is 90 months following the Initial Effective Date.

“Acquisition Interim Period” means the period from the Announcement Date until the earlier of the Acquisition Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving Acreage and/or one or more of its wholly-owned subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any person or group of persons other than Canopy (or any affiliate of Canopy) after the Announcement Date relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of Acreage, or contributing 20% or more of the consolidated revenue of Acreage, in each case based on the financial statements of Acreage most recently filed prior to such time under the profile of Acreage on SEDAR since September 21, 2018, or of 20% or more of the issued and outstanding voting or equity securities of Acreage on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting, equity or other securities of Acreage (including securities convertible or exercisable or exchangeable for voting, equity or other securities of Acreage or any of its subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Acreage or any of its subsidiaries (except that this clause (iii) shall in no way preclude or restrict Acreage from incorporating a subsidiary which may be party to a merger under which such newly incorporated subsidiary will acquire a corporation or a limited liability company in exchange for the issue by Acreage of Acreage Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted under the Arrangement Agreement; or (iv) any other similar transaction or series of transactions involving Acreage or any of its subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement.

“Acquisition Regulatory Approvals” means all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Acquisition, including, but not limited to:

(a)	HSR Approval, and any applicable foreign investment and competition law approvals in Canada, the United States and elsewhere;

(b)	the approval from the stock exchange(s) on which the Consideration Shares are listed to permit Canopy to acquire all of the issued and outstanding Acreage Shares; and

(c)

the approval from the stock exchange(s) on which the Consideration Shares are listed, for the listing of the Consideration Shares, and any Canopy Shares issuable upon the exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options.

“Acreage” means Acreage Holdings, Inc., a corporation existing under the Laws of the Province of British Columbia.

“Acreage AIF” means Acreage’s annual information form for the year ended December 31, 2018, dated April 24, 2019.

“Acreage America” means Acreage Holdings America, Inc., a subsidiary of Acreage existing under the Laws of the State of Nevada.

“Acreage Board” means the board of directors of Acreage as the same is constituted from time to time.

“Acreage Canadian Shareholder” means a person (other than Canopy or an affiliate of Canopy) who is an Acreage Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal (or in such other document or form, or in such other manner, as may be specified in the Acreage Circular) that the Acreage Shareholder is (i) resident in Canada for purposes of the Tax Act, or (ii) a “Canadian partnership” as defined in the Tax Act.

“Acreage Circular” means the notice of the Acreage Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Acreage Shareholders in connection with the Acreage Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Acreage Compensation Options” means the outstanding compensation options to purchase Acreage Shares and the warrants entitling the holders thereof to acquire Acreage Shares.

“Acreage Compensation Option Holder” means a holder of one or more Acreage Compensation Options.

“Acreage Disclosure Letter” means the disclosure letter dated April 18, 2019 executed by Acreage and delivered to Canopy concurrently with the Arrangement Agreement.

“Acreage Equity Incentive Plan” means Acreage’s omnibus equity plan, last approved by Acreage Shareholders on May 7, 2019.

“Acreage Holders” means, collectively, the Acreage Shareholders, High Street Holders and USCo2 Holders.

“Acreage Locked-Up Shareholders” means all of the directors and senior officers of Acreage.

“Acreage Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Acreage and its subsidiaries, taken as a whole, but shall not include any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)

any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which Acreage or its subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to Acreage;

(e)	any natural disaster;

(f)

the failure by Acreage to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether an Acreage Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)

the announcement or disclosure of the Arrangement Agreement, including any drop in the market price of Acreage Subordinate Voting Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Acreage or its subsidiaries with Acreage’s employees, customers, suppliers, partners and other persons with which Acreage or any of its subsidiaries has business relations;

(h)	compliance with the Arrangement Agreement and any action taken (or omitted to be taken) by Acreage that is consented to by Canopy expressly in writing;

(i)	any matter which has been disclosed by Acreage in the Acreage Disclosure Letter;

(j)	any actions taken (or omitted to be taken) upon the written request of Canopy; or

(k)

any change in the market price or trading volume of any securities of Acreage (it being understood that the causes underlying such change in market price may be taken into account in determining whether an Acreage Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on Acreage and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which Acreage and/or its subsidiaries operate, and unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Acreage Material Adverse Effect has occurred.

“Acreage Meeting” means the special meeting of Acreage Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Acreage Multiple Voting Shares” means the shares in the capital of Acreage designated as multiple voting shares, each exchangeable for one Acreage Subordinate Voting Shares and each entitling the holder thereof to 3,000 votes per share at shareholder meetings of Acreage, and for greater certainty includes such multiple voting shares following the amendment of the rights and restrictions of the existing Acreage Multiple Voting Shares pursuant to the Plan of Arrangement.

“Acreage Non-U.S. Shareholder” means an Acreage Shareholder (other than Canopy or an affiliate of Canopy) who is not an Acreage U.S. Shareholder.

“Acreage Options” means the outstanding options to purchase Acreage Subordinate Voting Shares issued pursuant to the Acreage Equity Incentive Plan.

“Acreage Optionholder” means a holder of one or more Acreage Options.

“Acreage Option In-The-Money Amount” in respect of an Acreage Option means the amount, if any, determined immediately before the Acquisition Effective Time, by which the total Fair Market Value of the Acreage Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Acreage Option, exceeds the aggregate exercise price to acquire such Acreage Subordinate Voting Shares at that time.

“Acreage Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement – Financial Projections”.

“Acreage Proportionate Voting Shares” means the shares in the capital of Acreage designated as Class B proportionate voting shares, each exchangeable for 40 Acreage Subordinate Voting Shares and each entitling the holder thereof to 40 votes per share at shareholder meetings of Acreage, and for greater certainty includes such proportionate voting shares following the alteration of the rights and restrictions of the existing Acreage Proportionate Voting Shares pursuant to the Plan of Arrangement.

“Acreage RSUs” means the outstanding restricted share units of Acreage issued pursuant to the Acreage Equity Incentive Plan.

“Acreage RSU Holder” means a holder of one or more Acreage RSUs.

“Acreage RTO” means the reverse takeover of Applied Inventions by Acreage on November 14, 2018.

“Acreage Securities” means, collectively, Acreage Shares, Acreage Options, Acreage RSUs and Acreage Compensation Options.

“Acreage Securityholders” means, collectively, Acreage Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders.

“Acreage Shareholder Approval” means the requisite approval of the Arrangement Resolution by: (i) at least 66 2/3% of the votes cast by holders of Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, voting as a single class; and (ii) a simple majority of the votes cast by holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, voting as a single class, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101).

“Acreage Shareholders” means the holders of Acreage Shares.

“Acreage Shares” means the Acreage Subordinate Voting Shares, the Acreage Proportionate Voting Shares and the Acreage Multiple Voting Shares.

“Acreage Special Committee” means the committee of independent directors formed by the Acreage Board to consider the Arrangement;

“Acreage Subject Shares” has the meaning ascribed thereto under the heading “Transaction Agreements – The Acreage Voting and Support Agreements”.

“Acreage Subordinate Voting Shares” means the shares in the capital of Acreage designated as Class A subordinate voting shares, each entitling the holder thereof to one vote per share at shareholder meetings of Acreage, and for greater certainty includes such subordinate voting shares following the alteration of the rights and restrictions of the existing Acreage Subordinate Voting Shares pursuant to the Plan of Arrangement.

“Acreage U.S. Shareholder” means an Acreage Shareholder (other than Canopy or an affiliate of Canopy or an Acreage Canadian Shareholder) that is a “United States person” within the meaning of Section 7701(a)(30) of the United States Internal Revenue Code of 1986, as amended.

“Acreage Voting and Support Agreements” means the voting and support agreements dated April 18, 2019 between Canopy and each of the Acreage Locked-Up Shareholders, setting forth the terms and conditions upon which the Acreage Locked-Up Shareholders have agreed, among other things, to vote their Acreage Shares in favour of the Arrangement Resolution.

“affiliate” has the meaning ascribed thereto in NI 45-106.

“Aggregate Option Premium” means US$300,000,000.

“Amending Agreement” means the first amendment to the Arrangement Agreement dated as of May 15, 2019 between Canopy and Acreage, including all schedules annexed thereto, as the same may be amended, varied or supplemented from time to time in accordance with the terms thereof.

“Announcement Date” means April 18, 2019, being the date that Canopy and Acreage jointly announced the entering into of the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement.

“Applied Inventions” means Applied Inventions Management Corp., the predecessor of Acreage.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Canopy and Acreage, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2019 between Canopy and Acreage, as amended by the Amending Agreement, as the same may be further amended, varied or supplemented from time to time in accordance with the terms thereof.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” means all securities (other than the Mergeco Subordinate Voting Shares) to be issued pursuant to the Plan of Arrangement, including, for the avoidance of doubt, the Acreage Subordinate Voting Shares issued on conversion of the Acreage Proportionate Voting Shares and the Acreage Multiple Voting Shares, all Canopy Shares issued in exchange for the Acreage Subordinate Voting Shares and the Replacement Securities.

“Arrangement Regulatory Approvals” means:

(a)	the grant of the Interim Order and the Final Order; and

(b)	in relation to Acreage, the approval of the CSE in respect of the Arrangement.

“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and the Plan of Arrangement to be considered at the Acreage Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement.

“Authorization” means with respect to any person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the person.

“BCBCA” means the Business Corporations Act (British Columbia).

“BC Tweed” means BC Tweed Joint Venture Inc., a wholly-owned subsidiary of Canopy existing under the federal Laws of Canada.

“Beneficial Canopy Shareholder” means a non-registered holder of Canopy Shares.

“BI” means Bedrocan International BV, a corporation existing under the Laws of the Netherlands.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver, British Columbia or New York, New York, as the context requires.

“C3” means C3 Cannabinoid Compound Company, a wholly-owned subsidiary of Canopy existing under the Laws of Germany.

“Canindica” means Canindica Capital Ltd., a wholly-owned subsidiary of Canopy LATAM existing under the Laws of the Bahamas.

“Canopy” means Canopy Growth Corporation, a corporation organized under the Laws of Canada.

“Canopy Abstaining Directors” means, collectively, William Newlands, David Klein, Judy A. Schmeling and Robert L. Hanson, each of whom declared that they were either executive officers or directors of CBI and abstained from voting in respect of the CBG Amendments and the entering into of the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement.

“Canopy Acquistion Closing Conditions” has the meaning ascribed thereto in the Arrangement Agreement.

“Canopy Affiliates” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

“Canopy AIF” has the meaning ascribed thereto in Appendix C under the heading “Canopy Documents Incorporated by Reference”.

“Canopy Amended and Restated MD&A” has the meaning ascribed thereto in Appendix C under the heading “Canopy Documents Incorporated by Reference”.

“Canopy Annual Financial Statements” has the meaning ascribed thereto in Appendix C under the heading “Canopy Documents Incorporated by Reference”.

“Canopy Approved Share Threshold” means 58,000,000 Acreage Shares, including for greater certainty any securities issued by Acreage or High Street that are convertible, exchangeable, redeemable, retractable or exercisable for or into Acreage Shares but excluding for greater certainty: (i) 51,519,116 Acreage Subordinate Voting Shares which were issued and outstanding as of the Announcement Date; (ii) 72,494,566 Acreage Subordinate Voting Shares which may be issued by Acreage upon the conversion, exchange or exercise of Acreage Proportionate Voting Shares, Acreage Multiple Voting Shares, High Street Units, Acreage Options, Acreage Compensation Options, Acreage RSUs and USCo2 Shares, which were issued and outstanding as of the Announcement Date; (iii) an aggregate of up to 5,221,905 Acreage Subordinate Voting Shares in respect of certain potential acquisitions; and (iv) an aggregate of up to 1,000,000 Acreage RSUs issuable to holders of unvested Acreage Options, unvested Acreage RSUs and unvested Profit Interests.

“Canopy Board” means the board of directors of Canopy as the same is constituted from time to time.

“Canopy Call Option” means the option to be granted in the Articles of Acreage as altered pursuant to the Arrangement by each Acreage Shareholder to Canopy to acquire all of such Acreage Shareholder’s Acreage Shares at the Acquisition Effective Time in accordance with the Plan of Arrangement.

“Canopy Call Option Exercise Notice” means a notice in writing, substantially in the form of Exhibit C to the Plan of Arrangement, delivered by Canopy to the Depositary (with a copy to Acreage) stating that Canopy is exercising its rights pursuant to the Canopy Call Option to acquire all (but not less than all) of the Acreage Shares, and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Canopy Call Option Exercise Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Acreage Shares pursuant to the Canopy Call Option is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions.

“Canopy Change of Control” means any business consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving Canopy, or a sale or conveyance of all or substantially all of the assets of Canopy to any other body corporate, trust, partnership or other entity, but excluding, for greater certainty, any transactions involving Canopy and one or more of its subsidiaries.

“Canopy Disinterested Shareholders” means Canopy Shareholders, other than the CBG Group or any affiliates thereof.

“Canopy Equity Incentive Plan” means the Amended and Restated Omnibus Incentive Plan of Canopy as approved by Canopy Shareholders on July 30, 2018, as the same may be amended, supplemented or restated in accordance therewith, prior to the Acquisition Effective Time.

“Canopy Interim Financial Statements” has the meaning ascribed thereto in Appendix C under the heading “Canopy Documents Incorporated by Reference”.

“Canopy LATAM” means Canopy LATAM Corporation, a wholly-owned subsidiary of Canopy existing under the federal Laws of Canada.

“Canopy Locked-Up Shareholders” means the Canopy Non-Abstaining Directors and each of the following officers of Canopy: the Chairman and Co-Chief Executive Officer; the President and Co-Chief Executive Officer; the Executive Vice-President and Chief Financial Officer; the Chief Legal Officer; and the Executive Vice-President.

“Canopy Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Canopy and its subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)

any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which Acreage or its subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to Canopy;

(e)	any natural disaster;

(f)

the failure by Canopy to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether a Canopy Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)

the announcement or disclosure of the Arrangement Agreement, including any drop in the market price of Canopy Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Canopy or its subsidiaries with Canopy’s employees, customers, suppliers, partners and other persons with which Canopy or any of its subsidiaries has business relations;

(h)	compliance with the Arrangement Agreement and any action taken (or omitted to be taken) by Canopy that is consented to by Acreage expressly in writing;

(i)	any actions taken (or omitted to be taken) upon the written request of Acreage; or

(j)

any change in the market price or trading volume of any securities of Canopy (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Canopy Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on Canopy and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which Canopy and/or its subsidiaries operate.

“Canopy Meeting” means the special meeting of Canopy Shareholders, including any adjournment or postponement thereof, to be called to consider the Canopy Shareholder Resolution.

“Canopy Non-Abstaining Directors” means, collectively, Bruce Linton, John K. Bell and Peter E. Stringham.

“Canopy Notes” has the meaning ascribed thereto in Appendix C under the heading “Recent Developments”.

“Canopy Notice of Meeting” means the Notice of Special Meeting of Canopy Shareholders accompanying this Circular.

“Canopy Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement – Financial Projections”.

“Canopy Shareholder Approval” means the requisite approval of the Canopy Shareholder Resolution by not less than a simple majority of the votes cast on the Canopy Shareholder Resolution by holders of Canopy Shares present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the votes cast in respect of Canopy Shares held by the CBG Group.

“Canopy Shareholders” means the holders of Canopy Shares.

“Canopy Shareholder Resolution” means the ordinary resolutions to be considered at the Canopy Meeting approving (i) the issuance by Canopy of the Canopy Shares pursuant to the Plan of Arrangement, (ii) the amendments to the Canopy Warrants pursuant to the terms of the Consent Agreement, and (iii) the issuance by Canopy of the Top-Up Shares, pursuant to the terms of the New Investor Rights Agreement, substantially in the form set forth in Appendix A attached to this Circular.

“Canopy Shares” means common shares in the authorized share capital of Canopy.

“Canopy Subco” means 1208640 B.C. Ltd., a wholly-owned subsidiary of Canopy incorporated under the BCBCA for purposes of completing the Merger.

“Canopy Subco Shares” means the common shares in the capital of Canopy Subco.

“Canopy Subject Shares” has the meaning ascribed thereto under the heading “The Constellation Amendments – Canopy Voting and Support Agreements”.

“Canopy Voting and Support Agreements” means, collectively, the voting and support agreements dated April 18, 2019 between CBG and each of the Canopy Locked-Up Shareholders setting forth the terms and conditions upon which the Canopy Locked-Up Shareholders have agreed, among other things, to vote their Canopy Shares in favour of the Canopy Shareholder Resolution.

“Canopy Warrants” means, collectively, the Tranche A Warrants and Tranche B Warrants.

“Cassels Brock” means Cassels Brock & Blackwell LLP.

“CBD” means cannabidiol.

“CBG” means CBG Holdings LLC, a limited liability company existing under the Laws of the State of Delaware.

“CBG Amendments” means, collectively:

(a)	the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023;

(b)	the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and

(c)

the amendment of the exercise price for 38,454,444 of the Tranche B Warrants, such that 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Share at a price of C$76.68 rather than the five-day volume weighted average trading price of the Canopy Shares at the time of exercise.

“CBG Group” means, collectively, CBG and GCILP.

“CBG Investment” has the meaning ascribed thereto in Appendix C under the heading “Canopy Documents Incorporated by Reference”.

“CBG Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“CBI” means Constellation Brands, Inc.

“CBP” means Customs and Border Protection.

“CDN NOBO” has the meaning ascribed thereto under the heading “General Information Concerning the Canopy Meeting – Beneficial Canopy Shareholders”.

“CDN OBO” has the meaning ascribed thereto under the heading “General Information Concerning the Canopy Meeting – Beneficial Canopy Shareholders”.

“Change in Recommendation” means where the Acreage Board or any committee thereof (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, its recommendation to approve the Arrangement Resolution, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days, (C) accepts, approves, endorses, recommends or executes or enters into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement) or publicly proposes to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (D) Acreage or the Acreage Board publicly proposes or announces its intention to do any of the foregoing.

“CHI” means Canopy Health Innovations Inc., a wholly-owned subsidiary of Canopy existing under the federal Laws of Canada.

“Circular” means the Canopy Notice of Meeting together with this management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, to be sent to the Canopy Shareholders in connection with the Canopy Meeting, as amended, supplemented or otherwise modified from time to time.

“Cole Memorandum” means the United States Department of Justice memorandum issued on August 29, 2013 by then United States Deputy Attorney General James M. Cole governing the federal prosecution of offenses related to cannabis.

“Common Membership Units” means the common membership units of High Street outstanding from time to time, other than common membership units held by Acreage America and USCo2.

“Computershare” means Computershare Trust Company of Canada, in its capacity as transfer agent of Canopy.

“Confidentiality Agreement” means the confidentiality agreement between Canopy and Acreage dated March 19, 2019.

“Consent Agreement” means the consent agreement dated April 18, 2019 between Canopy and CBG.

“Consideration” means, collectively, the Option Premium and Share Consideration which Acreage Shareholders, High Street Holders and USCo2 Holders are entitled to receive in connection with or pursuant to, and subject to the terms and conditions of, the Plan of Arrangement.

“Consideration Shares” means (i) Canopy Shares to be received by holders of Acreage Shares (other than Canopy, any affiliate of Canopy and any Dissenting Acreage Shareholder) pursuant to the Plan of Arrangement, or (ii) following a Canopy Change of Control, such other securities comprising the number of shares or other securities or property (including cash) that such Acreage Shareholder would have been entitled to receive on such Canopy Change of Control.

“Converted Basis” means the aggregate number of Acreage Subordinate Voting Shares assuming the conversion of the Acreage Proportionate Voting Shares and the Acreage Multiple Voting Shares.

“Court” means the Supreme Court of British Columbia.

“Credit Amount” has the meaning ascribed thereto under the heading “The Constellation Amendments –Other Matters under the Consent Agreement”.

“CSA” means the Controlled Substances Act, 21 USC 801 et seq. (including any implementing regulations and schedules in effect at the relevant time).

“CSA Staff Notice” has the meaning ascribed thereto under the heading “The Arrangement –Background to the Arrangement”.

“CSE” means Canadian Securities Exchange.

“DEA” means the Drug Enforcement Administration.

“Depositary” means Computershare, or any other depositary or trust company, bank or financial institution as Canopy may appoint to act as depositary with the approval of Acreage, acting reasonably, for the purpose of, among other things, exchanging certificates representing Acreage Shares for Consideration Shares in connection with the Acquisition.

“Dissent Rights” means the rights of dissent exercisable by registered Acreage Shareholders in respect of the Arrangement Resolution described in Article 4 of the Plan of Arrangement.

“Dissenting Acreage Shareholder” means a registered holder of Acreage Shares who has validly exercised its Dissent Rights in respect of the Arrangement Resolution in accordance with the Plan of Arrangement and who is ultimately determined to be entitled to be paid the fair value of his, her or its Acreage Shares.

“ebbu” means ebbu Inc., a corporation existing under the Laws of the State of Delaware.

“Exchangeable Shares” has the meaning ascribed thereto in Appendix C under the heading “Recent Developments”.

“Exchange Ratio” means 0.5818 of a Canopy Share to be issued by Canopy for each one Acreage Subordinate Voting Share exchanged pursuant to the Acquisition, provided that, if the aggregate number of Acreage Subordinate Voting Shares on a fully-diluted basis at the Acquisition Effective Time is greater than 188,235,587 Acreage Subordinate Voting Shares on a Fully Diluted Basis, and Canopy has not provided written approval for the issuance of such additional Acreage Securities, the Exchange Ratio shall be the fraction, calculated to six decimal places, determined by the formula A x B/C, where:

“A” equals 0.5818,

“B” equals the current number of Acreage Subordinate Voting Shares on a Fully Diluted Basis as increased for the issuance of Acreage Securities in accordance with the Canopy Approved Share Threshold, and

“C” equals the aggregate number of Acreage Subordinate Voting Shares on a Fully Diluted Basis at the Acquisition Effective Time,

in each case subject to adjustment in accordance with the Arrangement Agreement; provided that in the event of a Payout, the Exchange Ratio shall be decreased and the two references to 0.5818 above shall instead refer to the number determined by the formula (D - E) / (F x G), where:

“D” equal 0.5818 x F x G

“E” equals the Payout, and

“F” equals the aggregate number of Acreage Subordinate Voting Shares on a Fully Diluted Basis at the Acquisition Effective Time

“G” equals the Fair Market Value of the Canopy Shares immediately prior to the Acquisition Effective Time.

“Excluded Shareholder” means Canopy, any affiliate of Canopy and any Dissenting Acreage Shareholder.

“Expense Reimbursement Fee” means US$4 million.

“Fair Market Value” means the volume weighted average trading price of the Acreage Subordinate Voting Shares on the CSE (or other recognized stock exchange on which the Acreage Subordinate Voting Shares are primarily traded) for the five trading day period immediately prior to the Acquisition Effective Date.

“FCEN” means the Financial Crimes Enforcement Network.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“Federal Cannabis Laws” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Compliance with Applicable Laws”.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to Canopy and Acreage, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both Canopy and Acreage, each acting reasonably) at any time prior to the Initial Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Canopy and Acreage, each acting reasonably) on appeal.

“Fully Diluted Basis” means the aggregate number of Acreage Subordinate Voting Shares assuming the conversion, exercise or exchange, as applicable, of the Acreage Proportionate Voting Shares, the Acreage Multiple Voting Shares and any warrants, options or other securities, including the Common Membership Units and USCo2 Shares, convertible into or exercisable or exchangeable for Acreage Subordinate Voting Shares (assuming the conversion of any underlying Acreage Proportionate Voting Shares or Acreage Multiple Voting Shares).

“GAAP” means: (i) generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with IFRS, at the relevant time, applied on a consistent basis; and (ii) means U.S. GAAP for an entity that, in accordance with applicable corporate and securities Laws, prepares its financial statements in accordance with U.S. GAAP.

“GCILP” means Greenstar Canada Investment Limited Partnership, a limited partnership existing under the Laws of the Province of British Columbia.

“Greenhill” means Greenhill & Co. Canada Ltd., financial advisor to Canopy.

“Greenhill Fairness Opinion” means the written opinion of Greenhill to the Canopy Board dated April 17, 2019, a copy of which is included as Appendix E attached to this Circular.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“High Street” means High Street Capital Partners, LLC, a Delaware limited liability company.

“High Street Holder” means any holder of High Street Units, other than Acreage and Acreage America.

“High Street Holder Return” means, for each High Street Holder, a preferred equity return equal to the secured overnight financing rate multiplied by the fair market value of such High Street Holder’s interest in High Street at the Initial Effective Time, provided that the High Street Holder Return will not be required to be paid annually but will accrue and become payable at the earlier of (a) the fifth anniversary of the Acquisition Effective Date; or (b) a liquidation or taxable sale of substantially all of the assets of High Street.

“High Street Operating Agreement” means the Third Amended and Restated Operating Agreement of High Street, d/b/a Acreage Holdings LLC, a Delaware limited liability company, dated November 14, 2018, by and among High Street and the members signatory thereto, as may be revised in accordance with the terms set forth in Exhibit 1 to the Arrangement Agreement in order to carry out the intentions of the Parties.

“High Street Units” means, collectively, the Common Membership Units and the Profit Interests.

“Hiku” means Hiku Brands Company Ltd., a wholly-owned subsidiary of Canopy existing under the Laws of the Province of British Columbia.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, supplemented or restated from time to time and any successor to such statute and the rules and regulations promulgated thereunder.

“HSR Approval” means all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods shall have expired or been terminated.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indenture” has the meaning ascribed thereto in Appendix C under the heading “Recent Developments”.

“INFOR” means INFOR Financial Inc., independent financial advisor to the Acreage Special Committee.

“Initial Effective Date” means the date on which the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement.

“Initial Effective Time” means 12:01 a.m. (Vancouver time) on the Initial Effective Date, or such other time on the Initial Effective Date as the Parties agree to in writing before the Initial Effective Date.

“Initial Effective Time Outside Date” means August 31, 2019 or such later date as may be agreed to in writing by the Parties; provided that if the Parties receive a request for additional information and documentary materials pursuant to the HSR Act, then such date shall be automatically extended to December 31, 2019.

“Intellectual Property” means each of the following which is owned by or sublicensable to Acreage by Canopy or Canopy’s affiliates, domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including agricultural products, genetics, inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, Know-How, methods, processes, designs, architectural plans, works of authorship, technology, technical data, schematics, studies, reports, business methods, business rules, algorithms, formulae, models, and customer lists, and documentation relating to any of the foregoing, and the technologies, inventions, products and/or processes which are the subject thereof, and all other tangible and intangible intellectual and industrial property owned by or licensed to Canopy and/or its affiliates as of the Initial Effective Date or created, developed or acquired by or licensed to Canopy and/or its affiliates during the term of the License Agreement; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) software; (vii) computer programs, programming code, data, compilations of data, computer databases, equipment configurations, written materials, compositions, visual demonstrations, ideas, and concepts; and (viii) any other intellectual property, industrial property and improvements to any of the foregoing which is designated in writing by Canopy and/or Canopy’s affiliates (whether on the initiative of a Licensor, Canopy and/or at the request of Acreage, such request not to be unreasonably refused by the Licensors and/or Canopy) for use by Acreage, but excluding any technologies as further particularized at Schedule “D” to the License Agreement in the form attached as Schedule G to the Arrangement Agreement, that are licensed to third parties on an exclusive basis as of the Initial Effective Date.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by the Arrangement Agreement after being informed of the intention of the Parties to rely upon the exemption from registration under U.S. Securities Act provided by Section 3(a)(10) of the U.S.

Securities Act with respect to the Arrangement Issued Securities issued pursuant to the Acquisition in a form acceptable to Canopy and Acreage, each acting reasonably, providing for, among other things, the calling and holding of the Acreage Meeting, as such order may be amended by the Court with the consent of Canopy and Acreage, each acting reasonably.

“Intermediary” has the meaning ascribed thereto under the heading “General Information Concerning the Canopy Meeting – Who can Vote”.

“Investor Rights Agreement” means the First Amended and Restated Investor Rights Agreement dated November 1, 2018 entered into between CBG, GCILP and Canopy.

“IT” means information technology.

“Key Individuals” means Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson Macdonald.

“Key Personnel” has the meaning ascribed thereto in Appendix C under the heading “Risk Factors –Dependence upon Key Management Personnel”.

“Key Subsidiaries” means High Street, USCo2 and Acreage America.

“Kingsdale Advisors” means Kingsdale Partners L.P., operating as Kingsdale Advisors, Canopy’s strategic shareholder advisor and proxy solicitation agent.

“Know-How” means all information of Canopy or Canopy’s affiliates not publicly known and not independently developed by a third party that is used or capable of being used in or in connection with any product or process of Canopy and/or Canopy’s affiliates existing in any form (including, but not limited to that comprised in or derived from engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, instructions, designs, brochures, catalogues and other descriptions) and including information relating to:

(a)	cultivation methods of any plants;

(b)	the design, development, manufacture, formulation or production of any products;

(c)	the operation of any process; (d) the provision of any services;

(e)	the selection, procurement, construction, installation, maintenance or use of raw materials, plant, machinery or other equipment or processes;

(f)	the rectification, repair or service or maintenance of products, plant, machinery or other equipment;

(g)	extraction techniques;

(h)	the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products; or

(i)	quality control, testing or certification.

“Law” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“License Agreement” means the intellectual property and trademark license agreement to be entered into between Canopy and Acreage at or prior to the Initial Effective Time, substantially in the form attached as Schedule G to the Arrangement Agreement.

“Licensors” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“LIBOR” means:

(a)

the rate of interest set by ICE Benchmark Administration Limited (or any successor to, or substitute for, such service), providing rate quotations comparable to those currently provided by ICE Benchmark Administration Limited applicable to U.S. dollar deposits in the London interbank market (as published by any service selected by Acreage that has been nominated by ICE Benchmark Administration Limited (or any successor thereto) as an authorized information vendor for the purpose of displaying such rates); or

(b)

in the event that no such rate is available, then LIBOR shall be the rate per annum determined by Canopy, acting reasonably, to be the rate at which deposits in U.S. dollars would be offered to Acreage by major banks in the London interbank market, provided that, in no event shall LIBOR be less than 0% per annum.

“Lock-Up and Incentive Agreements” means the agreements to be entered into between each of the Key Individuals, Acreage and Canopy at or prior to the Initial Effective Time, substantially in the form attached as Schedule H to the Arrangement Agreement.

“LOI” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Matching Period” has the meaning ascribed thereto under the heading “The Transaction Agreements –The Arrangement Agreement – Right to Match”.

“Material Representations” has the meaning ascribed thereto in the Arrangement Agreement.

“Meeting Materials” means the Circular, the Canopy Notice of Meeting and the form of proxy in respect of the Canopy Meeting which accompany this Circular.

“Mergeco” has the meaning ascribed thereto under the heading “The Arrangement – Description of the Plan of Arrangement”.

“Mergeco Subordinate Voting Shares” means the subordinate voting shares in the capital of Mergeco.

“Merger” has the meaning ascribed thereto under the heading “The Arrangement – Description of the Plan of Arrangement”.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“MJDS” means the multijurisdictional disclosure system.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“New Investor Rights Agreement” means the Second Amended and Restated Investor Rights Agreement dated April 18, 2019 among CBG, GCILP and Canopy.

“NYSE” means the New York Stock Exchange.

“Option Premium” means an amount, in US$, calculated to six decimal places, determined when (a) the Aggregate Option Premium, is divided by (b) the sum of (i) the number of Acreage Subordinate Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), (ii) the number of Acreage Proportionate Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), multiplied by 40; (iii) the number of Acreage Multiple Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), (iv) the number of Acreage Subordinate Voting Shares which the High Street Holders at the Initial Effective Time are entitled to receive upon exchange of their Common Membership Units, and (v) the number of Acreage Subordinate Voting Shares which the USCo2 Holders at the Initial Effective Time are entitled to receive upon exchange of their USCo2 Shares.

“OTCQX” means the OTCQX® Best Market by OTC Markets Group.

“Parties” means Canopy and Acreage, and “Party” means either of them.

“Party A” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Party B” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Party C” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as Acreage may appoint to act as payment agent with the approval of Canopy, acting reasonably, for the purpose of, among other things, paying the Aggregate Option Premium on a pro rata basis to Acreage Holders in connection with the Arrangement.

“Payout” means any amount paid by Acreage or any of its subsidiaries over US$20,000,000 in order to either (i) settle; (ii) satisfy a judgement; or (iii) acquire the disputed minority non-controlling interest; in connection with the claim filed by EPMMNY LLC against certain Acreage subsidiaries.

“Per Share Consideration” has the meaning ascribed thereto under the heading “The Arrangement – Description of the Plan of Arrangement”.

“Per Share Option Premium” means:

(a) for each Acreage Subordinate Voting Share, the Option Premium;

(b) for each Acreage Proportionate Voting Share, the Option Premium multiplied by 40; and

(c) for each Acreage Multiple Voting Share, the Option Premium.

“PIPEDA” means the Personal Information Protection and Electronics Documents Act (Canada).

“Plan of Arrangement” means the plan of arrangement of Acreage, substantially in the form attached as Schedule A to the Arrangement Agreement, and any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably.

“Pre-Acquisition Reorganizations” means any reorganizations of Acreage’s corporate structure, capital structure, business, operations and assets or such other transactions as Canopy may request, acting reasonably, in accordance with the terms of the Arrangement Agreement.

“Profit Interests” means the Class C-1 units in the capital of High Street outstanding from time to time.

“Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement – Financial Projections”.

“Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Record Date” means May 13, 2019.

“Registered Canopy Shareholder” means a registered holder of Canopy Shares.

“Registrar” means the person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective.

“Replacement Compensation Option” means an option or right to purchase Canopy Shares granted by Canopy in replacement of an Acreage Compensation Option on the basis set forth in the Plan of Arrangement.

“Replacement Option” means an option or right to purchase Canopy Shares granted by Canopy in exchange for an Acreage Option on the basis set forth in the Plan of Arrangement.

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, determined immediately after the exchange of Acreage Options for Replacement Options, by which the fair market value of Canopy Shares that a holder is entitled to acquire on exercise of the Replacement Option exceeds the aggregate exercise price to acquire such Canopy Shares at that time.

“Replacement RSU” means a restricted share unit to acquire Canopy Shares granted by Canopy in exchange for an Acreage RSU on the basis set forth in the Plan of Arrangement.

“Replacement Securities” means, collectively, Replacement Compensation Options, Replacement Options and Replacement RSUs.

“Representatives” means a Party’s directors, officers, employees and advisors.

“Repurchase Period” has the meaning ascribed thereto under the heading “The Constellation Amendments – Other Matters under the Consent Agreement”.

“SEC” means the United States Securities and Exchange Commission.

“Section 404” has the meaning ascribed thereto in Appendix C under the heading “Risk Factors –Obligations as a Public Company”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means the Securities Act, the U.S. Securities Act, and U.S. Exchange Act, together with all other applicable state, federal and provincial securities Laws, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the CSE, TSX and NYSE.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Sessions Memorandum” means the United States Department of Justice memorandum issued on January 4, 2018 by then United States Deputy Attorney General Jefferson B. Sessions rescinding the Cole Memorandum.

“Share Consideration” means a fraction of a Canopy Share equal to the Exchange Ratio.

“Slang” means Slang Worldwide Inc. (formerly Fire Cannabis Inc.), a corporation existing under the federal Laws of Canada.

“Slang Warrant Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“SOX” means the United States Sarbanes-Oxley Act of 2002.

“Spectrum Colombia” means Spectrum Cannabis Colombia S.A.S., a wholly-owned subsidiary of Canopy LATAM existing under the Laws of Colombia.

“Standards” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Compliance with Licensor’s Standards”.

“Storz & Bickel” means, collectively, Storz & Bickel GmbH & Co. KG, Stobi GmbH & Co. KG and Vapormed GmbH & Co. KG, wholly-owned indirect subsidiaries of Canopy existing under the Laws of Germany.

“subsidiary” has the meaning ascribed thereto in NI 45-106 as in effect on the Announcement Date.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a third party or parties, made after the Announcement Date, to acquire not less than all of the outstanding Acreage Shares or all or substantially all of the assets of Acreage on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any other agreement between the person making the Acquisition Proposal and Acreage;

(b)

is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(c)

is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of Acreage Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition;

(e)

in respect of which the Acreage Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to Acreage Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Acreage Shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Canopy pursuant to the Arrangement Agreement); and

(f)

in the event that Acreage does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the cash required for Acreage to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Right to Match”.

“Systems” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“Tax Receivable Agreement” means the tax receivable agreement dated November 14, 2018 between Acreage America, High Street and certain executive employees of Acreage, and includes the Tax Receivable Bonus Plan, as may be revised in accordance with the terms set forth in Exhibit 1 to the Arrangement Agreement in order to carry out the intentions of the Parties.

“Tax Receivable Bonus Plan” means the tax receivable bonus plan dated November 14, 2018 established by Acreage America in accordance with the Tax Receivable Agreement, as may be revised to carry out the intentions of the Parties to the Arrangement Agreement.

“Territory” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“TerrAscend” means TerrAscend Corp., a corporation existing under the Laws of the Province of Ontario.

“TerrAscend Reorganization” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Termination Fee” means US$150,000,000.

“THC” means Tetrahydrocannabinol.

“Top-Up Notice” has the meaning ascribed thereto under the heading “The Constellation Amendments – Top-Up Shares”.

“Top-Up Right” has the meaning ascribed thereto under the heading “The Constellation Amendments – Top-Up Shares”.

“Top-Up Share Issuance” means the issuance of the Top-Up Shares pursuant to the Top-Up Right.

“Top-Up Shares” has the meaning ascribed thereto under the heading “The Constellation Amendments – Top-Up Shares”.

“Trademarks” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“Tranche A Warrants” means the 88,472,861 common share purchase warrants issued by Canopy to CBG represented by the Tranche B common share purchase warrant dated November 1, 2018 issued by Canopy to CBG.

“Tranche B Warrants” means the 51,272,592 common share purchase warrants issued by Canopy to CBG represented by the Tranche B common share purchase warrant dated November 1, 2018 issued by Canopy to CBG.

“Triggering Event” means the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States.

“Triggering Event Date” means the date on which the Triggering Event occurs.

“Triggering Event Notice” means a notice in writing, substantially in the form of Exhibit D to the Plan of Arrangement, from Acreage to Canopy and the Depositary stating that the Triggering Event Date has occurred and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date the Triggering Event Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Acreage Shares pursuant to the Canopy Call Option is to occur, subject to the satisfaction or waiver of the Acquisition Closing Conditions.

“TS Brandco” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement”.

“TSX” means the Toronto Stock Exchange.

“TSX Requirements” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“TSX Staff Notice” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Tweed” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement”.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“USCo2” means Acreage Holdings WC, Inc., a subsidiary of Acreage existing under the Laws of the State of Nevada.

“USCo2 Holders” means holders of USCo2 Shares.

“USCo2 Shares” means Class B non-voting common shares in the capital of USCo2 outstanding as of the Announcement Date.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“U.S. GAAP” means United States generally accepted accounting principles.

“U.S. NOBO” has the meaning ascribed thereto under the heading “General Information Concerning the Canopy Meeting – Beneficial Canopy Shareholders”.

“U.S. OBO” has the meaning ascribed thereto under the heading “General Information Concerning the Canopy Meeting – Beneficial Canopy Shareholders”.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. Shareholder” means a Canopy Shareholder or Acreage Shareholder who is a resident in, or a citizen of, the United States.

“Vert Mirabel” means Les Serres Vert Cannabis Inc., a subsidiary of Canopy existing under the Laws of the Province of Quebec.

“VIF” means a voting instruction form.

GENERAL INFORMATION

Information Contained in this Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Canopy for use at the Canopy Meeting and any adjournment or postponement thereof. No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Canopy’s website or by Canopy’s proxy solicitation agents is inconsistent with this Circular, you should rely on the information provided in this Circular.

The information concerning Acreage contained in this Circular has been provided by Acreage and should be read together with, and is qualified by, the documents of Acreage incorporated by reference herein. Although Canopy has no knowledge that would indicate that any of the information provided by Acreage is untrue or incomplete, neither Canopy nor any of its officers and directors assumes any responsibility for the accuracy or completeness of such information or any failure by Acreage to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Canopy.

All summaries of and references to the Arrangement Agreement, the Plan of Arrangement, the License Agreement, the New Investor Rights Agreement and the Consent Agreement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement, the Plan of Arrangement, the License Agreement, the New Investor Rights Agreement and the Consent Agreement are available on SEDAR at www.sedar.com. You are urged to read carefully the full text of the those documents.

Information in this Circular is given as of May 17, 2019 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as of the respective dates stated therein.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Canopy Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

Forward-Looking Information

This Circular contains “forward-looking statements” within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the SEC all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian Securities Laws. These expectations may not be appropriate for other purposes. Generally, this forward-looking information is often identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates”, “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds”, “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, occur and similar expressions and includes, but is not limited to, information regarding:

●

expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the Arrangement Regulatory Approvals will be satisfied, and the anticipated timing for the Initial Effective Time;

●	expectations regarding the occurrence of the Triggering Event Date;

●

expectations regarding whether the Acquisition will be completed, the principal steps of the Acquisition, including whether the Acquisition Closing Conditions will be satisfied, and the anticipated timing for the Acquisition Effective Time;

●

the future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, cash flow, share price, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy of Canopy following the Acquisition;

●	statements relating to the operations and performance of Canopy and Acreage during the Acquistion Interim Period;

●	Canopy’s repurchase of Canopy Shares in connection with the CBG Amendments;

●	expectations regarding the issuance of the Top-Up Shares, including the anticipated timing for any such issuance;

●

statements relating to the business and future activities of, and developments related, to Acreage and Canopy after the date of this Circular and prior to both the Initial Effective Time and the Acquisition Effective Time and of and to Canopy after the Acquisition Effective Time;

●	statements relating to the development and deployment of certain cannabis brands and proprietary products in connection with the Arrangement and the License Agreement;

●	statements relating to corporate synegies expected in connection with the Arrangement;

●	statements based on the audited financial statements of Acreage or Canopy, the Canopy Interim Financial Statements or the corresponding management discussion and analysis of Acreage or Canopy;

●	Court approval of the Plan of Arrangement;

●

expectations regarding the receipt of all necessary regulatory and third party approvals, including, without limitation, receipt of all Arrangement Regulatory Approvals and the Acquisition Regulatory Approvals, and the expiration of all relevant waiting periods;

●

the anticipated number of Canopy Shares to be issued in connection with the Acquisition, the expected total capitalization of Canopy on a consolidated basis following completion of the Acquisition and the ratio of the Canopy Shares to be held by Acreage Shareholders and Canopy Shareholders, respectively, following completion of the Acquisition;

●	the reasons for, and the anticipated benefits of, the Arrangement;

●	statements made in, and based upon, the Greenhill Fairness Opinion;

●	expectations regarding the value and nature of the Consideration payable to Acreage Shareholders;

●

expectation regarding the process and timing of delivery of the Aggregate Option Premium on a pro rata basis to Acreage Holders (other than holders of unvested Profit Interests) following the Initial Effective Time;

●	expectations regarding the process and timing of delivery of the Consideration Shares to Acreage Holders following the Acquisition Effective Time;

●	expectations as to the delivery of the Consideration Shares to the Depositary by Canopy;

●	the expected expenses associated with the Arrangement;

●	the expectation that the Consideration Shares issuable in connection with the Acquisition will be listed on the TSX and the NYSE upon the Acquisition Effective Date;

●	expectations regarding receipt of Canopy Shareholder Approval and Acreage Shareholder Approval;

●	the applicability of the exemption under section 3(a)(10) of the U.S. Securities Act to the securities issuable under the Plan of Arrangement;

●

the expectation that, subject to applicable Laws, Acreage will cease to be a public company following completion of the Acquisition and will have the Acreage Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange and any other exchange upon which the Acreage Subordinate Voting Shares are listed, posted for trading or quoted as promptly as possible following the Acquisition Effective Date;

●	the expectation that, subject to applicable Laws, Acreage will cease to be a reporting issuer under applicable Canadian Securities Laws;

●

the ability of the Canopy Board to oversee the integration of Acreage’s business with the existing operations of Canopy and safeguard the interests of all shareholders and preserve and enhance shareholder value; and

●	other events or conditions that may occur in the future.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause Canopy’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such statements and information are based on numerous assumptions and factors including, among other things, the satisfaction of the terms and conditions of the Arrangement and the Acquisition, present and future business strategies, and the environment in which Canopy, following the completion of the Acquisition, will operate in the future, including Canadian and U.S. regulation of medical and recreational cannabis. Certain important factors and risks that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

●

the conditions to completion of the Acquisition may not be satisfied, including the occurrence or waiver, at the discretion of Canopy, of the Triggering Event prior to the Acquisition Expiry Date and listing of the Consideration Shares on the TSX and the NYSE;

●	Acreage and Canopy may not receive the requisite approvals of their respective shareholders;

●

required regulatory and third-party approvals necessary to complete the Arrangement and the Acquisition, including, without limitation, receipt of all Arrangement Regulatory Approvals and Acquisition Regulatory Approvals, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with or have other negative implications for Canopy on a consolidated basis following completion of the Acquisition;

●	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Canopy or Acreage;

●	the Parties may discover previously undisclosed liabilities following the Initial Effective Date or the Acquisition Effective Date;

●	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Canopy and Acreage;

●	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

●

dilution and share price volatility, including a material decrease in the trading price of the Acreage Subordinate Voting Shares on the CSE may occur or could be sustained following the Initial Effective Date;

●	the market value of the Exchange Ratio will vary as a result of potential fluctuations in the market price of the Canopy Shares and the Acreage Subordinate Voting Shares;

●	there may be competing offers for Acreage which arise as a result of or in connection with the proposed Arrangement;

●	the businesses of Canopy and Acreage may not be successfully integrated following completion of the Acquisition;

●	loss of key employees and the risk that Canopy may not be able to retain key employees of Canopy or Acreage following completion of the Acquisition;

●	the failure by a Party to comply with applicable Laws prior to completion of the Acquisition could subject Canopy to penalties and other adverse consequences following completion of the Acquisition;

●	changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices and political or economic developments in Canada, the United States and other jurisdictions in which Canopy or Acreage carry on business, or may carry on business in the future;

●	risks relating to cannabis operations in the United States;

●	compliance with extensive government regulation, including obtaining government approvals and the occurrence of the Triggering Event Date;

●	the global economic climate; and

●	competition.

Some of the important risks and factors that could affect forward-looking statements are discussed in the section entitled “Risk Factors” of this Circular and in Appendix B and Appendix C attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Canopy AIF and the Acreage AIF available on the respective profiles of Canopy and Acreage on SEDAR at www.sedar.com. Although Canopy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These forward-looking statements are based on the beliefs of Canopy’s and Acreage’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. Although Canopy believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements contained in this Circular are made as of the date of this Circular and, accordingly, are subject to change after such date. Except as otherwise indicated by Canopy, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Canopy does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable Securities Laws.

Additional Information

This Circular incorporates important business and financial information about Acreage and Canopy from documents that are not included in or delivered with this Circular. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Circular free of charge from Acreage’s or Canopy’s profiles on SEDAR at www.sedar.com or by requesting them in writing or by telephone from Canopy at the following address and telephone number:

Canopy Growth Corporation

Smiths Falls Campus

1 Hershey Drive, Smiths Falls,

Ontario

K7A 0A8

855-558-9333

www.canopygrowth.com

For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see “Appendix B – Information Concerning Acreage – Documents Incorporated by Reference” and “APPENDIX C – Information Concerning Canopy – Documents Incorporated by Reference”.

Information for United States Securityholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of Canopy has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws, and may not be comparable to similar information for U.S. companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and are subject to auditing and auditor independence standards in Canada. IFRS differs from U.S. generally accepted accounting principles in certain material respects, and thus the financial statements included or incorporated by reference herein may not be comparable to financial statements of U.S. companies.

The enforcement of civil liabilities under the U.S. federal Securities Laws may be affected adversely by the fact that Canopy is incorporated or organized under the Laws of a foreign country, that some or all of its officers and directors and the experts named herein are residents of a foreign country and that all or a substantial portion of the major assets of Canopy and such persons are located outside the United States. As a result, it may be difficult or impossible for Canopy Shareholders resident in the United States to effect service of process within the United States upon Canopy, its officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the Securities Laws of the United States. In addition, Canopy Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the Securities Laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Securities Laws of the United States.

The Arrangement has not been approved or disapproved by the SEC or any other securities regulatory authority in the United States, nor has any U.S. securities regulatory authority passed upon the fairness or the merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular.

Currency and Exchange Rate Information

Canadian dollars are reported as C$ and United States (U.S.) dollars are reported as US$.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Three Months ended December 31			Year ended March 31
	2018	2017	2016	2018	2017	2016
High	C$1.3642	C$1.2893	C$1.3582	C$1.3642	C$1.3743	C$1.4589
Low	C$1.2803	C$1.2472	C$1.3104	C$1.2552	C$1.2128	C$1.1951
Average	C$1.3204	C$1.2713	C$1.3341	C$1.3118	C$1.2837	C$1.3114
Closing	C$1.2957	C$1.2986	C$1.3427	C$1.2894	C$1.3322	C$1.2971

On April 17, 2019, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3332 or C$1.00 = US$0.7484. On May 16, 2019, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$0.7441or C$1.00 = US$1.3439.

SUMMARY

The following is a summary of certain information contained elsewhere or incorporated by reference in this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

The Canopy Meeting

Purpose of the Canopy Meeting

The purpose of the Canopy Meeting is for Canopy Shareholders to consider and, if thought advisable, pass, with or without variation, the Canopy Shareholder Resolution. The full text of the Canopy Shareholder Resolution is included as Appendix A attached to this Circular.

Date, Time and Place

The Canopy Meeting will be held at the Gallipeau Centre, 361 Queen Street, Smiths Falls ON K7A 0A6, at 10:00 a.m. (Ottawa time) on June 19, 2019.

Record Date

The record date for determining the Canopy Shareholders entitled to receive notice of and to vote at the Canopy Meeting is May 13, 2019. Only Canopy Shareholders of record as of the close of business (Ottawa time) on the Record Date are entitled to receive notice of and to vote at the Canopy Meeting.

Canopy Shareholder Approval

At the Canopy Meeting, Canopy Shareholders will be asked to approve the Canopy Shareholder Resolution, which includes approval of: (i) the issuance of a maximum of 109,515,459 Canopy Shares issuable in connection with the Acquisition; (ii) the CBG Amendments; and (iii) the issuance of a maximum of 61,711,961 Canopy Shares pursuant to the Top-Up Right. The full text of the Canopy Shareholder Resolution is set out in Appendix A attached to this Circular. In order to be effective, the Canopy Shareholder Resolution must be approved by the affirmative vote of a simple majority of the votes cast by Canopy Shareholders, present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the votes cast in respect of Canopy Shares held by the CBG Group, which consists of 123,376,901 Canopy Shares as of the date of this Circular.

The Canopy Board (with the exception of the Canopy Abstaining Directors) unanimously recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

See “Business of the Canopy Meeting – Canopy Shareholder Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals”.

The Arrangement

Details of the Arrangement

On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement, pursuant to which, upon implementation of the Arrangement, the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the certain closing conditions, Canopy will acquire all of the issued and outstanding Acreage Shares pursuant to a court-approved plan of arrangement under the BCBCA.

Subject to receipt of the Canopy Shareholder Approval, the Acreage Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Initial Effective Time, Acreage will complete the Arrangement Filings in order to give effect to certain amendments to the Acreage Shares which will provide Canopy with the Canopy Call Option. In accordance with the Plan of Arrangement, promptly following the Initial Effective Time, the Payment Agent will deliver an aggregate of US$300 million on a pro rata basis to the Acreage Holders (other than holders of unvested Profit Interests).

Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the certain closing conditions, Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Shares.

Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement). If completed, the Acquisition will result in Canopy becoming the owner of all of the outstanding Acreage Shares on the Acquisition Effective Date, and Acreage will become a wholly-owned subsidiary of Canopy and Canopy will continue the operations of Canopy and Acreage on a combined basis. Pursuant to the Plan of Arrangement, at the Acquisition Effective Time, Acreage Shareholders will receive 0.5818 of a Canopy Share, subject to adjustment in accordance with the Plan of Arrangement, for each Acreage Subordinate Voting Share held at the Acquisition Effective Time (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Shares on a fully-diluted basis and existing Canopy Shareholders would own approximately 87.9% of the outstanding Canopy Shares on a fully-diluted basis, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the culmination of a long history of several months of consultation, analysis and developments with respect to the U.S. cannabis industry and the direct result of extensive arm’s length negotiations among representatives of Canopy and Acreage and their respective legal and financial advisors.

See “The Arrangement – Details of the Arrangement” and “The Arrangement – Background to the Arrangement”.

Recommendation of the Canopy Board

The Canopy Board (with the exception of the Canopy Abstaining Directors), after consultation with management of Canopy, its financial and legal advisors and having taken into account the Greenhill Fairness Opinion, and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and the CBG Amendments and the entering into the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement are in the best interests of Canopy and authorized Canopy to enter into the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement and all related agreements. Accordingly, the Canopy Board (with the exception of the Canopy Abstaining Directors) unanimously recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

See “The Arrangement – Recommendation of the Canopy Board”.

Reasons for the Recommendations of the Canopy Board

In reaching its conclusions and formulating its recommendation, the Canopy Board consulted with Canopy management and its legal and financial advisors. The Canopy Board also reviewed a significant amount of financial and operational information relating to Acreage and Canopy and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Canopy Board (with the exception of the Canopy Abstaining Directors) that Canopy Shareholders vote FOR the Canopy Shareholder Resolution:

●

Conditional access to the U.S. cannabis market. If completed, the Arrangement will provide Canopy with access, subject to the occurrence or waiver, at the discretion of Canopy, of the Triggering Event, to the United States cannabis market. The U.S. cannabis market is the largest regulated market in the world; however, Canopy is unable to participate as a result of the conflict between state and federal law relating to cannabis and the rules of the stock exchanges on which the Canopy Shares are currently listed. Upon the occurrence or waiver of the Triggering Event and the subsequent completion of the Acquisition, the business of Acreage, which is expected to be enhanced during the Acquisition Interim Period by the License Agreement, will provide Canopy with immediate access to the U.S. cannabis market.

●

Creation of a pre-eminent global cannabis company. If completed, the Acquisition will result in Canopy, a leading global cannabis company, acquiring the business of a premier U.S. cannabis company into its global portfolio. The companies’ aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities are expected to create a pre-eminent cannabis company across all regulated jurisdictions. The Arrangement is expected to help solidify Acreage’s position in the U.S. marketplace by leveraging Canopy’s curated cannabis brands and intellectual property related to cultivation, extraction and new product development.

●

Positioning of Canopy brands. If completed, the Arrangement is expected to introduce Canopy’s diversified portfolio of cannabis brands, including Tweed®, Spectrum TherapeuticsTM, DNA GeneticsTM, CraftGrowTM, Tokyo SmokeTM and HouseplantTM, across the United States.

●

Deployment of Proprietary Products. Acreage will have access to certain intellectual property and know-how of Canopy in order to distribute proprietary Canopy products, including vape-filling and beverage-based products, to consumers in the United States.

●	Accretive to Canopy Shareholders. Management of Canopy expects that the Acquisition will be accretive to Canopy Shareholders on a number of key metrics based on research estimates for Canopy.

●	Cash flow. The CBG Amendments do not impact the cash flow requirements of Canopy. As a result of CBG’s C$5 billion investment in Canopy, which was completed on November 1, 2018,

Canopy does not anticipate a cash shortage prior to the expiration of the Tranche A Warrants, despite the extension of the expiration date from November 1, 2021 to November 1, 2023.

●

Acquisition will leverage infrastructure and expertise. If the Acquisition is completed, Canopy will have the ability to leverage the existing Acreage infrastructure and expertise across the United States in order to drive strong synergistic value for Canopy Shareholders while, during the Acquisition Interim Period, Canopy and Acreage can each maintain a focus on being a leader in distinct markets.

●	Corporate cultures. Canopy management believes that Acreage and Canopy have similar corporate cultures and values.

●

Quality management team. Acreage is led by a group of seasoned executives that deliver expertise in the areas of financial management, operations, marketing and business development. Led by Chairman and Founder, Kevin Murphy, the management team at Acreage has driven the vision and execution of Acreage’s impressive national footprint of licensed and managed assets.

●

Fairness opinion. The Canopy Board received an opinion from Greenhill dated April 17, 2019, as to the fairness to Canopy, from a financial point of view, of the Consideration payable by Canopy pursuant to the Plan of Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – Greenhill Fairness Opinion”. A complete copy of the Greenhill Fairness Opinion is included as Appendix E attached to this Circular.

●

Support of boards and management teams. The boards of directors of both companies (with the exception of the Canopy Abstaining Directors with respect to the Canopy Board and Kevin Murphy with respect to the Acreage Board) have unanimously recommended support for the Arrangement. Additionally, all of the Canopy Locked-Up Shareholders and the Acreage Locked-up Shareholders have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Acreage, the Arrangement Resolution, and in the case of Canopy, the Canopy Shareholder Resolution.

●	Conduct of Canopy’s business. The Canopy Board believes that the restrictions imposed on Canopy’s business and operations during the Acquisition Interim Period are minimal and not unduly burdensome.

●

Other factors. The Canopy Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Canopy and Acreage in their respective markets, information concerning business, operations, assets, financial condition, operating results and prospects of each of Canopy and Acreage and the historical trading prices of the Canopy Shares and the Acreage Shares, taking into account the results of Canopy’s due diligence review of Acreage and its business.

See “The Arrangement – Reasons for the Recommendations of the Canopy Board”.

Greenhill Fairness Opinion

In connection with the Arrangement, Greenhill delivered to the Canopy Board an oral opinion, which was subsequently confirmed in writing, that, on the basis of the particular assumptions, limitations and qualifications set forth therein, Greenhill is of the opinion that, as of April 17, 2019, the Consideration was fair, from a financial point of view, to Canopy.

The Greenhill Fairness Opinion was prepared at the request of and for the information and assistance of the Canopy Board in connection with its consideration of the Arrangement. The Greenhill Fairness Opinion does not constitute a recommendation as to whether or not Canopy Shareholders should vote in favour of the Canopy Shareholder Resolution or any other matter.

The full text of the Greenhill Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Greenhill Fairness Opinion, is included as Appendix E attached to this Circular.

See “The Arrangement – Greenhill Fairness Opinion”.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Canopy on its SEDAR profile at www.sedar.com.

Commencing at the Initial Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)

each Acreage Share held by a Dissenting Acreage Shareholder will be transferred to Canopy, surrendered to Acreage and cancelled and each Dissenting Acreage Shareholder will cease to have any rights as a holder of such Acreage Shares other than a claim against Canopy in an amount determined and payable in accordance with such Dissenting Acreage Shareholder’s rights as outlined in the Plan of Arrangement;

(b)

each Acreage Shareholder at the Initial Effective Time will be deemed to have granted to Canopy a Canopy Call Option in respect of each Acreage Share held by each Acreage Shareholder at the Initial Effective Time;

(c)	in consideration for the grant of the Canopy Call Option, Canopy will pay to each Acreage Shareholder at the Initial Effective Time, the Per Share Option Premium in respect of each Acreage Share; and

(d)

the Articles of Acreage will be altered to change the special rights and restrictions attached to the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares to specifically refer to and include the Canopy Call Option granted pursuant to the Plan of Arrangement.

Each person (other than Canopy or any affiliate of Canopy) who, at any time after the Initial Effective Time and prior to the Acquisition Effective Time, acquires an Acreage Share will be deemed to have granted to Canopy a Canopy Call Option in respect of such Acreage Share; provided, that Canopy will not be required to pay, nor will such person be entitled to receive any payment of the Aggregate Option Premium. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

Upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event, Canopy will exercise (or be deemed to have exercised) the Canopy Call Option to acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Commencing at the Acquisition Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Acreage Proportionate Voting Share will be exchanged for 40 Acreage Subordinate Voting Shares;

(b)	each Acreage Multiple Voting Share will be exchanged for one Acreage Subordinate Voting Share;

(c)

in accordance with the terms of the Canopy Call Option, each Acreage Subordinate Voting Share held by an Acreage Non-U.S. Shareholder will be deemed to be transferred to Canopy for the Share Consideration (or, in the event a Canopy Change of Control has occurred prior to the Acquisition Effective Date, the Per Share Consideration);

(d)

Canopy Subco will merge with and into Acreage and the legal existence of Acreage will not cease and Acreage will survive the Merger and each Acreage Subordinate Voting Share held by an Acreage U.S. Shareholder will, in accordance with the Canopy Call Option, be deemed to be transferred to Canopy for the Share Consideration (or, in the event a Canopy Change of Control has occurred prior to the Acquisition Effective Date, the Per Share Consideration);

(e)	each Canopy Subco Share outstanding immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(f)	each Acreage Subordinate Voting Share owned by Canopy immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(g)

in consideration for Canopy issuing Consideration Shares to the Acreage U.S. Shareholders in accordance with paragraph (c) above, Mergeco will issue to Canopy one Mergeco Subordinate Voting Share for each Canopy Share issued by Canopy to the Acreage U.S. Shareholders;

(h)

each Acreage Option will be exchanged for a Replacement Option to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon exercise of such Acreage Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement Options will provide for an exercise price per Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Acreage Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Option will be the same as the Acreage Option for which it was exchanged and will be governed by the terms of Canopy Equity Incentive Plan. Notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Acreage Option In-The-

Money Amount of the Acreage Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange;

(i)

each Acreage Compensation Option will be exchanged for a Replacement Compensation Option to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon exercise of such Acreage Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement Compensation Option will provide for an exercise price per Replacement Compensation Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Acreage Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Compensation Option will be the same as the Acreage Compensation Option for which it was exchanged; and

(j)

each Acreage RSU will be exchanged for a Replacement RSU to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon vesting of such Acreage RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement RSU will provide for a conversion price per Replacement RSU (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the conversion price per Acreage Subordinate Voting Share that would otherwise be applicable pursuant to the Acreage RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement RSU will be the same as the Acreage RSU for which it was exchanged.

See “The Arrangement – Description of the Plan of Arrangement”.

Treatment of High Street Holders and USCo2 Holders

Pursuant to the Arrangement Agreement, High Street Holders and USCo2 Holders are entitled to receive the Option Premium at the Initial Effective Time.

Pursuant to the Arrangement Agreement, prior to the Initial Effective Time, the High Street Operating Agreement and USCo2 constating documents are required to be amended in order to provide that following the Acquisition Effective Time, each holder of Common Membership Units, vested Profit Interests and USCo2 Shares will have the right to exchange their Common Membership Units, vested Profit Interests and USCo2 Shares, as applicable, for Canopy Shares based on the Exchange Ratio.

On the third anniversary of the Acquisition Effective Date, all High Street Holders and USCo2 Holders will be required, at Canopy’s option, to convert all of the outstanding High Street Units and USCo2 Shares based on the Exchange Ratio.

See “The Arrangement – Treatments of High Street Holders and USCo2 Holders”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Initial Effective Date. The Initial Effective Date will occur after all of the conditions to implementation of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Implementation of the Arrangement is expected to occur in June of 2019; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis, but in no event will implementation of the Arrangement occur later than the Initial Effective Time Outside Date, unless extended by mutual agreement of the Parties or otherwise in accordance with the terms of the Arrangement Agreement.

Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, the Acquisition will become effective at 12:01 a.m. (Vancouver time) on the Acquisition Effective Date, which will occur when all of the Acquisition Closing Conditions as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Although Acreage’s and Canopy’s objective is to have the Acquisition Effective Date occur as soon as possible after the occurrence or waiver of the Triggering Event, the Acquisition Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Acquisition Regulatory Approvals. The Triggering Event Date, being the date the federal Laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States, may or may not occur. The occurrence of the Triggering Event Date is beyond the control or influence of Canopy and Acreage.

See “The Arrangement – Timing for Completion of the Arrangement”.

The Constellation Amendments

The following description of the CBG Amendments, the issuance of the Top-Up Shares pursuant to the Top-Up Right, the Consent Agreement, the New Investor Rights Agreement and the other amendments to the Tranche B Warrants is qualified in its entirety by reference to the full text of the Consent Agreement and New Investor Rights Agreement, which have been filed by Canopy on its SEDAR profile at www.sedar.com.

CBG Amendments

Pursuant to the Investor Rights Agreement, implementation of the Arrangement is subject to the prior written approval of CBG. Accordingly, on April 18, 2019, Canopy and CBG entered into the Consent Agreement pursuant to which Canopy agreed to the CBG Amendments. In connection with the Consent Agreement, Canopy and the CBG Group also entered into the New Investor Rights Agreement on April 18, 2019.

The CBG Amendments provide for (i) the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) the amendment of the exercise price of 38,454,444 of the outstanding Tranche B Warrants, such that each of the 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Share at a price of C$76.68, rather than the five-day volume weighted average trading price of the Canopy Shares at the time of exercise. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such warrant will remain exercisable to acquire one Canopy Share at the five-day volume weighted average trading price of the Canopy Shares at the time of exercise.

See “The Constellation Amendments – CBG Amendments”.

Top-Up Shares

In connection with the issuance of securities of Canopy pursuant to an acquisition, the CBG Group has the right to maintain its pro rata equity interest in Canopy. As of the Announcement Date, the CBG Group held 56.35% of the issued and outstanding Canopy Shares on a partially diluted basis. Pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire from Canopy a number of Canopy Shares equal to up to 56.35% of the number of Canopy Shares issued and issuable pursuant to the Acquisition.

Up to 109,515,459 Canopy Shares are issuable pursuant to the Acquisition. Accordingly, pursuant to the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Canopy Shares at the volume weighted average trading price of the Canopy Shares on the TSX for the five trading days preceding the exercise of the Top-Up Right by the CBG Group.

See “The Constellation Amendments – Top-Up Shares”.

Other Matters under the Consent Agreement

Canopy has agreed that without the prior written consent of CBG, such consent not to be unreasonably withheld, Canopy will not (i) exercise the Canopy Call Option prior to the Triggering Event Date; (ii) deliver the Canopy Call Option Exercise Notice to the Depositary prior to the Triggering Event Date; (iii) amend, modify, supplement or restate the Arrangement Agreement; or (iv) waive any terms, covenants or conditions set forth in the Arrangement Agreement.

In addition to the CBG Amendments, Canopy agreed, pursuant to the Consent Agreement, that, in the event that CBG exercises the Tranche A Warrants in full, Canopy will purchase the lesser of (i) 27,378,866 Canopy Shares (being 25% of the Canopy Shares issuable pursuant to the Acquisition), and (ii) Canopy Shares with a value of C$1,582,995,262 (being 25% of the implied enterprise value of Acreage as of the Announcement Date, based on the Exchange Ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBG exercises all of the Tranche A Warrants.

If, for any reason, Canopy does not purchase for cancellation the Canopy Shares within the Repurchase Period, Canopy is required to pay to CBG the Credit Amount. The Credit Amount will reduce the aggregate exercise price otherwise payable by CBG upon each exercise of the Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants).

Canopy has also agreed that if the CBG Group receives any notification or communication of any violation or contravention of applicable Law or any liability to the CBG Group under applicable Law or any notification or communication that would be expected to result in a violation or contravention of applicable Law or any actual liability to the CBG Group under applicable Law, as a result of the License Agreement, CBG has the right to direct and cause Canopy to terminate the License Agreement in accordance with its terms, provided that Canopy will have an opportunity to cure any such violation, contravention or liability and CBG will be required to take all commercially reasonable efforts to assist Canopy in addressing such violation, contravention or liability.

See “The Constellation Amendments – Other Matters under the Consent Agreement” and “Transaction Agreements – The License Agreement”.

Other Matters under the New Investor Rights Agreement

Pursuant to the New Investor Rights Agreement, Canopy and the CBG Group have also agreed that the CBG Group will be permitted, prior to the exercise or expiry of all of the Canopy Warrants, to purchase up to 20,000,000 Canopy Shares (subject to customary adjustments for share splits, consolidations or other changes to the outstanding share capital of a similar nature): (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Shares, provided that CBG must promptly notify Canopy of any acquisition of Canopy Shares.

See “The Constellation Amendments – Other Matters under the New Investor Rights Agreement”.

Additional Amendments to the Tranche B Warrants

Pursuant to the amended Tranche B Warrants, in the event that the CBG Group acquires Canopy Shares prior to the exercise or expiry of all Canopy Warrants either (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Shares, the number of Tranche B Warrants will be decreased on a one-for-one basis for each Canopy Share so acquired (up to an aggregate maximum reduction of 20,000,000 Tranche B Warrants).

See “The Constellation Amendments – Additional Amendments to the Tranche B Warrants”.

Canopy Voting and Support Agreements

Pursuant to the Consent Agreement, Canopy agreed to deliver the Canopy Voting and Support Agreements from each of the Canopy Locked-Up Shareholders. On April 18, 2019, each of the Canopy Locked-Up Shareholders entered into a Canopy Voting and Support Agreement with CBG. See “The Constellation Amendments – Canopy Voting and Support Agreements”, and the Canopy Voting and Support Agreement, which is attached as Exhibit C to the Consent Agreement, which has been filed by Canopy on its SEDAR profile at www.sedar.com.

Regulatory Matters and Approvals

Other than the Canopy Shareholder Approval, the Acreage Shareholder Approval, the Arrangement Regulatory Approvals and the Acquisition Regulatory Approvals, Canopy is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement or the Acquisition, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Initial Effective Date or the Acquisition Effective Date or prevent the completion of the Arrangement or the Acquisition, as applicable. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Canopy currently anticipates that any such consents and approvals, other than the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or the removal of the regulation of such activities from the federal Laws of the Unites States, that are determined to be required will have been obtained or otherwise resolved by the Initial Effective Date or the Acquisition Effective Date, as applicable. Subject to receipt of the Acreage Shareholder Approval at the Acreage Meeting, receipt of the Canopy Shareholder Approval at the Canopy Meeting, receipt of the Arrangement Regulatory Approvals and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Initial Effective Date is expected to occur in late June 2019.

See “Regulatory Matters and Approvals”.

Shareholder Approvals

At the Canopy Meeting, Canopy Shareholders will be asked to approve the Canopy Shareholder Resolution, the full text of which is included as Appendix A attached to this Circular. Should the Canopy Shareholders fail to approve the Canopy Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Canopy Shareholder Resolution authorizes the Canopy Board, without further notice to or approval of the Canopy Shareholders, to revoke the Canopy Shareholder Resolution at any time prior to the Initial Effective Time if they decide not to proceed with the Arrangement and the CBG Amendments.

At the Acreage Meeting, Acreage Shareholders will be asked to approve the Arrangement Resolution. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast by holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, each voting as a separate class; and (ii) a simple majority of the votes cast by holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, voting as a single class, excluding the votes cast in respect of Acreage Shares held by any interested party, any related party of an interested party or any joint actor (as such terms are defined in MI 61-101) and such other Acreage Shareholders excluded by MI 61-101. Since all holders of Acreage Multiple Voting Shares are interested parties for purposes of MI 61-101, the votes of all holders of Acreage Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained.

See “Regulatory Matters and Approvals – Shareholder Approvals”.

Court Approvals

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, on May 17, 2019, Acreage obtained the Interim Order providing for the calling and holding of the Acreage Meeting and other procedural matters.

Acreage is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the approval of the Arrangement Resolution by Acreage Shareholders at the Acreage Meeting and the approval of the Canopy Shareholder Resolution by Canopy Shareholders at the Canopy Meeting. The Court hearing in respect of the Final Order is expected to take place on or about June 21, 2019 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as is reasonably practicable.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the BCBCA when making orders with respect to the Plan of Arrangement. The Court may approve the

Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Regulatory Matters and Approvals – Court Approvals”.

HSR Approval

Pursuant to the HSR Act, certain transactions, including the Acquisition, may not be completed unless certain waiting period requirements have expired or been terminated. At some time after the Initial Effective Date but prior to completion of the Acquisition, Acreage and Canopy will file a Notification and Report Form pursuant to the HSR Act.

See “Regulatory Matters and Approvals – Certain Regulatory Approvals – HSR Approval”.

Stock Exchange Listing Approval and Delisting Matters

The Canopy Shares currently trade on the TSX under the symbol “WEED” and NYSE under the symbol “CGC”. Following the Initial Effective Date, the Canopy Shares will remain listed on the TSX and the NYSE. Canopy has applied to the TSX and NYSE, as applicable, (a) to list the Consideration Shares; (b) to list the Canopy Shares issuable upon (i) exercise of the Replacement Securities issued pursuant to the Plan of Arrangement; and (ii) exchange or redemption, as applicable, of the High Street Units and USCo2 Shares, with effect promptly following the Acquisition Effective Time; (c) to list the Top-Up Shares; and (d) for approval of the CBG Amendments. As of the date of this Circular, Canopy has received conditional approval of the TSX for the listing of the Canopy Shares as set forth above.

The Acreage Shares currently trade on the CSE under the symbol “ACRG.U”, are quoted on the OTCQX under the symbol “ACRGF” and are traded on the Open Market of the Frankfurt Stock Exchange under the symbol “OVZ”. It is a condition to implementation of the Arrangement that Acreage will have obtained approval of the CSE in respect of the Arrangement. Following the Initial Effective Date, the Acreage Subordinate Voting Shares will remain listed on the CSE, the OTCQX and the Frankfurt Stock Exchange. Canopy intends to have the Acreage Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange and each other exchange upon which the Acreage Shares are listed, posted for trading or quoted as promptly as possible following the Acquisition Effective Date.

See “Regulatory Matters and Approvals – Certain Regulatory Approvals – Stock Exchange Listing Approval and Delisting Matters”.

Canadian Securities Law Matters

Canopy is a reporting issuer in each of the provinces of Canada, other than Quebec. Following the Initial Effective Date, Canopy will remain a reporting issuer in such jurisdictions.

Acreage is a reporting issuer in the Provinces of Ontario and British Columbia. Following the Initial Effective Date, Acreage will remain a reporting issuer in such jurisdictions. Subject to applicable Laws, Canopy will apply promptly following the Acquisition Effective Time to the applicable Canadian securities regulatory authorities to have Acreage cease to be a reporting issuer.

See “Regulatory Matters and Approvals – Canadian Securities Law Matters”.

Risk Factors

In assessing the Arrangement, readers should carefully consider the risks described herein which relate to the Arrangement, the Acquisition, and the business and operations of each of Acreage and Canopy.

Some of the important risks and factors that could affect forward-looking statements are discussed in the section entitled “Risk Factors” of this Circular, in Appendix B and Appendix C attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Canopy AIF and the Acreage AIF available on the respective profiles of Canopy and Acreage on SEDAR at www.sedar.com. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Canopy or Acreage may also adversely affect Canopy or Acreage prior to the Acquisition, or Canopy following completion of the Acquisition.

See “Risk Factors”.

Transaction Agreements

The Arrangement Agreement

On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement and the Acquisition. On May 15, 2019, Canopy and Acreage entered into the Amending Agreement, which amended certain of the terms contained in the Arrangement Agreement.

See “Transaction Agreements – The Arrangement Agreement”, the Arrangement Agreement and the Amending Agreement, which have been filed by Canopy and Acreage on their respective SEDAR profiles at www.sedar.com.

The Voting Agreements

On April 18, 2019, in connection with the Arrangement, each of the Acreage Locked-Up Shareholders entered into an Acreage Voting and Support Agreement with Canopy. See “Transaction Agreements –The Acreage Voting and Support Agreements” and the Acreage Voting and Support Agreements, which have been filed by Acreage on Acreage’s SEDAR profile at www.sedar.com.

The License Agreement

As a condition to implementation of the Arrangement, Canopy, TS Brandco, Tweed, and Acreage will enter into the License Agreement at the Initial Effective Time. See “Transaction Agreements – The License Agreement”, and the License Agreement, which is attached as Schedule G to the Arrangement Agreement, which has been filed by Canopy on SEDAR on its profile at www.sedar.com.

Information Concerning Canopy

Canopy was an early mover in the Canadian medical cannabis market and is a world-leading diversified cannabis and hemp company offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy has operations in over a dozen countries across five continents.

See “Appendix C – Information Concerning Canopy”.

Information Concerning Acreage

Acreage is a vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. Acreage owns licenses to operate or has management or consulting services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) and is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

See “Appendix B – Information Concerning Acreage”.

Pro Forma Financial Statements

The unaudited pro forma condensed consolidated financial information of Canopy following completion of the Acquisition, which is included in this Circular, has been derived from the unaudited pro forma condensed consolidated financial statements of Canopy after giving effect to the Acquisition, the issuance of the Canopy Shares, the completion of the acquisition of Hiku and the completion of the acquisition of the minority interest in BC Tweed. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed as of December 31, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed on April 1, 2017. The unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed on April 1, 2017.

The pro forma financial information presented in this Circular should be read in conjunction with (i) Canopy Annual Financial Statements; (ii) Canopy Interim Financial Statements; (iii) the audited consolidated financial statements of Acreage as at and for the year ended December 31, 2018; and (iv) the unaudited condensed interim consolidated financial statements of Acreage for the nine months ended September 30, 2018.

See “Appendix F – Unaudited Pro Forma Condensed Consolidated Financial Statements of Acreage”.

GENERAL INFORMATION CONCERNING

THE CANOPY MEETING

Time, Date And Place

The Canopy Meeting will be held at the Gallipeau Centre, 361 Queen Street, Smiths Falls ON K7A 0A6, at 10:00 a.m. (Ottawa time) on June 19, 2019.

Record Date

The record date for determining the Canopy Shareholders entitled to receive notice of and to vote at the Canopy Meeting is May 13, 2019. Only Canopy Shareholders of record as of the close of business (Ottawa time) on the Record Date are entitled to receive notice of and to vote at the Canopy Meeting. The failure of any Canopy Shareholder who was a Canopy Shareholder on the Record Date to receive notice of the Canopy Meeting does not deprive the Canopy Shareholder of the right to vote at the Canopy Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Canopy for use at the Canopy Meeting, to be held on June 19, 2019, at the time and place and for the purposes set forth in the accompanying Canopy Notice of Special Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Canopy at nominal cost paid by Canopy. Canopy has engaged Kingsdale Advisors as proxy solicitation agent and will pay fees of approximately C$125,000 to Kingsdale Advisors for the proxy solicitation services in addition to certain out-of-pocket expenses. Canopy may also reimburse brokers, investment dealers or other Intermediaries holding Canopy Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Canopy may use Broadridge’s QuickVote™ service to assist Canopy Beneficial Shareholders with voting their Canopy Shares. Certain Canopy Beneficial Shareholders who have not objected to Canopy knowing who they are may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Canopy Shares to be represented at the Canopy Meeting.

How the Vote for the Canopy Shareholder Resolution is Approved

At the Canopy Meeting, Canopy Shareholders will be asked, among other things, to consider and to vote to approve the Canopy Shareholder Resolution. In order to become effective, the Canopy Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast by Canopy Shareholders present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding Canopy Shares held by the CBG Group.

Who can Vote?

If you are a Registered Canopy Shareholder as of May 13, 2019, you are entitled to attend the Canopy Meeting and cast a vote for each Canopy Share registered in your name on the Canopy Shareholder Resolution. If the Canopy Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Canopy Meeting. If you are a Registered Canopy Shareholder but do not wish to, or cannot, attend the Canopy Meeting in person you can appoint someone who will attend the Canopy Meeting and act as your proxyholder to vote in accordance with your instructions. If your Canopy Shares are registered in the name of a broker, bank, trust company, investment dealer or other financial institution (each, an “Intermediary”) you should refer to the section entitled “Beneficial Canopy Shareholders” set out below.

It is important that your Canopy Shares be represented at the Canopy Meeting regardless of the number of Canopy Shares you hold. If you will not be attending the Canopy Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Canopy Shares will be represented.

The Canopy Notice of Meeting and this Circular are being sent to both registered and non-registered owners of Canopy Shares. If you are a Registered Canopy Shareholder we have sent these materials to you directly. If you are a Beneficial Canopy Shareholder, we have provided these documents to your Intermediary to forward to you. Please follow the voting instructions that you receive from your Intermediary. Your Intermediary is responsible for properly executing your voting instructions.

Voting by Registered Canopy Shareholders

As a Registered Canopy Shareholder you can vote your Canopy Shares in the following ways:

In Person

If you are a Registered Canopy Shareholder, you can attend the Canopy Meeting and register with Computershare upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Canopy Meeting.

Phone

For Registered Canopy Shareholders call 1-866-732-8683 (toll-free in North America) or 312-588-4290 (outside North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax

Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare, Attention: Proxy Department, 1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)

Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

Hand Delivery

Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.

Questions?	Contact Kingsdale Advisors by telephone at 1-866-581-1392 (toll-free within North America) or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxies

If you do not come to the Canopy Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder at the Canopy Meeting. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of Canopy. Alternatively, you can appoint any other person to attend the Canopy Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Canopy Meeting to our transfer agent, Computershare, by courier or by hand delivery at its offices at 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 416-263-9524, or online at www.investorvote.com. The time limit for deposit of proxies may be waived or extended by the Chair of the Canopy Meeting at his or her discretion, without notice.

What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the Canopy Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each a director or an officer of Canopy. A Canopy Shareholder who wishes to appoint some other person to represent such Canopy Shareholder at the Canopy Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Canopy Shareholder. To vote your Canopy Shares your proxyholder must attend the Canopy Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors or officers of Canopy.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Canopy Shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Canopy Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Canopy Meeting, your proxyholder can vote your Canopy Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the Canopy Shareholder Resolution.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Canopy Notice of Meeting. At the time of printing this Circular, the management of Canopy is not aware of any other matter to be presented for action at the Canopy Meeting. If, however, other matters do properly come before the Canopy Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Revoking your proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy cut-off. You may do this by (a) attending the Canopy Meeting and voting in person if you were a Registered Canopy Shareholder at the Record Date of May 13, 2019; (b) signing and delivering a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Canopy at 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8, Attention: Chief Legal Officer; or (d) in any other manner permitted by Law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Ottawa time) on the last Business Day before the day of the Canopy Meeting, or any adjournment or postponement thereof, or delivered to the person presiding at the Canopy Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your Canopy Shares, but to do so you must attend the Canopy Meeting in person.

Beneficial Canopy Shareholders

If your Canopy Shares are not registered in your own name, they will be held in the name of an Intermediary, usually a bank, trust company, securities dealer or other financial institution and, as such, your Intermediary will be the entity legally entitled to vote your Canopy Shares and must seek your instructions as to how to vote your Canopy Shares.

Accordingly, you will have received this Circular from your Intermediary, together with a form of proxy or a request for VIF, as you are a Canadian Non-Objecting Beneficial Owner (“CDN NOBO”) of Canopy Shares, Canadian Objecting Beneficial Owner (“CDN OBO”) or a U.S. Non-Objecting Beneficial Owner (“U.S. NOBO”) or U.S. Objecting Beneficial Owner (“U.S. OBO”). If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the VIF.

Voting by Beneficial Canopy Shareholders

As a Beneficial Canopy Shareholder, you can vote your Canopy Shares in the following ways:

Phone	For Beneficial Canopy Shareholder s call the number listed on your VIF You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	Fax the number listed on your VIF.
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

Questions?	Contact Kingsdale Advisors by telephone at 1-866-581-1392 (toll-free within North America) or by email at contactus@kingsdaleadvisors.com.

Quorum

A quorum at meetings of Canopy Shareholders consists of two persons present in person, each being a Canopy Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Canopy Shareholder so entitled.

Voting Securities and Principal Canopy Shareholders

The authorized share capital of Canopy consists of an unlimited number of Canopy Shares. Each Canopy Shareholder is entitled to one vote for each Canopy Share held by such holder. As of the date of this Circular, 345,546,829 Canopy Shares were issued and outstanding.

There are no special rights or restrictions attached to the Canopy Shares. The Canopy Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of Canopy properly applicable to the payment of dividends if and when declared by the board of directors of Canopy and to participate rateably in the remaining assets of Canopy in any distribution on a dissolution or winding-up.

Any Canopy Shareholder of record at the close of business on May 13, 2019 who either personally attends the Canopy Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Canopy Shareholder’s shares voted at the Canopy Meeting.

To the knowledge of the directors and executive officers of Canopy as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Canopy carrying 10% or more of the voting rights attached to the Canopy Shares, except the CBG Group as set forth in the table below:

Name of Shareholder	Number of Canopy Shares Held	Percentage of Canopy Shares Outstanding(1)
CBG Group(2)	123,376,901	35.7%

(1)	Based on 345,546,829 Canopy Shares issued and outstanding.
(2)	18,876,901 Canopy Shares held by GCILP and 104,500,000 Canopy Shares held by CBG.

BUSINESS OF THE CANOPY MEETING

Canopy Shareholder Resolution

As set out in the Notice of Meeting, at the Canopy Meeting, Canopy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Canopy Shareholder Resolution. The full text of the Canopy Shareholder Resolution is included as Appendix A attached to this Circular.

Canopy Share Issuance Pursuant to the Plan of Arrangement

If completed, the Acquisition will result in Canopy becoming the owner of all of the Acreage Shares on the Acquisition Effective Date. Pursuant to the Plan of Arrangement, at the Acquisition Effective Time, Acreage Shareholders will receive 0.5818 of a Canopy Share, subject to adjustment in accordance with the Plan of Arrangement, for each Acreage Subordinate Voting Share held at the Acquisition Effective Time (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement). Pursuant to the Plan of Arrangement, holders of Acreage Options, Acreage Compensation Options and Acreage RSUs will receive Replacement Securities which entitle the holders thereof to receive Canopy Shares on exercise or vesting, as applicable. In addition, on completion of the Acquisition, High Street Holders will have the right to convert their Common Membership Units and vested Profit Interests, and USCo2 Holders will have the right to convert their USCo2 Shares, into Canopy Shares based on the Exchange Ratio. On the third anniversary of the Acquisition Effective Date, all High Street Holders and USCo2 Holders will be required, at Canopy’s option, to exchange all of the outstanding High Street Units and USCo2 Shares, respectively, for Canopy Shares based on the Exchange Ratio.

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, assuming the conversion of all outstanding securities of Acreage, the maximum number of Canopy Shares issuable in connection with the Acquisition is 109,515,459 Canopy Shares which, as of the date of this Circular, represents approximately 20.0% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately 31.7 % of the currently issued and outstanding Canopy Shares on a non-diluted basis.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Treatment of High Street Holders and USCo2 Holders”.

Canopy Share Issuance in connection with the Top-Up Right

In accordance with Section 607(g)(ii) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where a transaction provides for the issuance to an insider of an issuer of greater than 10% of the number of common shares of an issuer which are currently outstanding, during any six-month period.

As set out under the heading “The Constellation Amendments – Top-Up Shares”, pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group, an insider of Canopy, will have the right to acquire up to 56.35% of the Canopy Shares issued and issuable pursuant to the Acquisition in order to maintain its pro rata equity interest in Canopy on a partially diluted basis. Based on the maximum 109,515,459 Canopy Shares issuable pursuant to the Acquisition, in accordance with the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Top-Up Shares which, as of the date of this

Circular, represents approximately 11.2% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately 17.9% of the currently issued and outstanding Canopy Shares on a non-diluted basis.

See “The Constellation Amendments – Top-Up Shares”.

Amendment of the Canopy Warrants

Pursuant to Section 608(a)(i) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuer proposes to amend warrants held, directly or indirectly, by insiders of the issuer.

As set out under the heading “The Constellation Amendments – CBG Amendments”, the CBG Amendments to the Canopy Warrants, which are held by CBG, provide for (i) the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) the amendment of the exercise price of each of the 38,454,444 of the outstanding Tranche B Warrants, such that 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Share at a price of C$76.68, rather than the five-day volume weighted average trading price of the Canopy Shares at the time of exercise. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such warrant will remain exercisable to acquire one Canopy Share at the five-day volume weighted average trading price of the Canopy Shares.

See “The Constellation Amendments – CBG Amendments”.

In order to be effective, the Canopy Shareholder Resolution must be approved, with or without variation, by the affirmative vote of a simple majority of the votes cast by Canopy Disinterested Shareholders, present in person or represented by proxy and entitled to vote at the Canopy Meeting. Collectively, up to 171,227,420 Canopy Shares are issuable pursuant to the Acquisition and in accordance with the Top-Up Right, which, as of the date of this Circular, represents approximately 31.2% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately 49.6% of the currently issued and outstanding Canopy Shares on a non-diluted basis.

Should the Canopy Shareholders fail to approve the Canopy Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Canopy Shareholder Resolution authorizes the Canopy Board, without further notice to or approval of the Canopy Shareholders, to revoke the Canopy Shareholder Resolution at any time prior to the Initial Effective Time if they decide not to proceed with the Arrangement and the CBG Amendments.

The Canopy Board (with the exception of the Canopy Abstaining Directors) has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously (with the exception of the Canopy Abstaining Directors) recommends that the Canopy Shareholders vote FOR the Canopy Shareholder Resolution. See “The Arrangement – Recommendation of the Canopy Board”.

The people named in the enclosed proxy will vote FOR the Canopy Shareholder Resolution unless instructed to vote against the Canopy Shareholder Resolution.

Other Business

As of the date of this Circular, management of Canopy is not aware of any other items of business to be considered at the Canopy Meeting. If other matters are properly brought up at the Canopy Meeting,

Canopy Shareholders can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

THE ARRANGEMENT

Details of the Arrangement

On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement pursuant to which, among other things, upon implementation of the Arrangement, the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

The Arrangement will be effected pursuant to a court approved arrangement under the BCBCA. Subject to receipt of the Canopy Shareholder Approval, the Acreage Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, the Initial Effective Time will occur and Acreage will complete the Arrangement Filings in order to give effect to the amendments to the rights and restrictions attaching to the Acreage Shares in Acreage’s Articles which will provide Canopy with the Canopy Call Option. In accordance with the Plan of Arrangement, promptly following the Initial Effective Time, the Payment Agent will deliver the Aggregate Option Premium on a pro rata basis to Acreage Holders (other than holders of unvested Profit Interests).

Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will exercise the Canopy Call Option and acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement). Notwithstanding anything to the contrary contained herein, the Arrangement will not be completed and the Arrangemnt Agreement will be terminated in the event that the occurrence or waiver of the Triggering Event does not occur on or prior to the Acquisition Expiry Date. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement. See “Transaction Agreements – The Arrangement Agreement – Covenants”.

If completed, the Acquisition will result in Canopy becoming the owner of all of the outstanding Acreage Shares on the Acquisition Effective Date, and Acreage will become a wholly-owned subsidiary of Canopy and Canopy will continue the operations of Canopy and Acreage on a combined basis. Pursuant to the Plan of Arrangement, at the Acquisition Effective Time, Acreage Shareholders will receive 0.5818 of a Canopy Share, subject to adjustment in accordance with the Plan of Arrangement, for each Acreage Subordinate Voting Share held at the Acquisition Effective Time (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Shares on a fully-diluted basis and existing Canopy Shareholders would own approximately 87.9% of the outstanding Canopy Shares on a fully-diluted basis, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, as of the date of this Circular, assuming the conversion of all outstanding securities of

Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 16.6% of the outstanding Canopy Shares on a fully-diluted basis and existing Canopy Shareholders would own approximately 83.4% of the outstanding Canopy Shares on a fully-diluted basis, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date. For further information regarding Canopy following completion of the Acquisition, see “Appendix “D” –Information Concerning Canopy following Completion of the Acquisition”.

Background to the Arrangement

The Arrangement Agreement is the culmination of several months of consultation, analysis and developments with respect to the U.S. cannabis industry and the direct result of extensive arm’s length negotiations among representatives of Canopy and Acreage and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.

The Canopy Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value. As the U.S. cannabis industry continued to develop and additional U.S. states permitted the cultivation and distribution of cannabis for both medical and adult-use purposes, Canopy began to consider opportunities to gain exposure to the U.S. cannabis market in a manner that would not jeopardize Canopy’s listing on the TSX or NYSE.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009 (the “TSX Staff Notice”), the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review.

On October 26, 2017, the Canadian Securities Administrators issued Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “CSA Staff Notice”) which set out, among other things, certain disclosure expectations regarding issuers who have direct, indirect or ancillary involvement in the U.S. cannabis industry, but did not prohibit such activities in the same manner as the TSX. The CSA Staff Notice was issued in response to concerns regarding the lack of a uniform national framework for cannabis regulation in the United States, which has a conflict between state and federal law relating to cannabis, with certain U.S. states permitting the possession, cultivation and distribution of cannabis, notwithstanding that cannabis continues to be listed as a controlled substance under U.S. federal law. On February 8, 2018, the Canadian Securities Administrators revised their previously released CSA Staff Notice and reminded issuers with U.S. cannabis-related activities of the expectations to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

As a TSX-listed issuer, Canopy was and remains subject to the TSX Requirements and is accordingly prohibited from owning or investing in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S. that violate applicable federal Laws relating to cannabis.

Notwithstanding the TSX Requirements, as a result of the position taken by the Canadian Securities Administrators, including the CSA Staff Notice, Canada has seen a proliferation of reporting issuers, mainly listed on the CSE, who have direct, indirect or ancillary involvement in the U.S. cannabis industry.

Shortly following the release of TSX Staff Notice, as Canopy continued to explore potential opportunities to access the U.S. cannabis market, Canopy instructed Cassels Brock to engage with the TSX to discuss potential transaction structures involving Slang. One possible transaction structure discussed (the “Slang Warrant Proposal”) was the issuance of a warrant, which would only become exercisable by Canopy into common shares of Slang upon legalization of cannabis under applicable federal Laws in the United States and the approval of the exercise of such warrant by the TSX. Following discussions and negotiations among representatives of Canopy, Cassels Brock and the TSX, the TSX indicated that it would be agreeable to the Slang Warrant Proposal and Slang issued the warrant to Canopy on December 15, 2017.

On November 2, 2017, GCILP made an initial investment in Canopy of approximately C$245 million and in connection therewith Canopy and GCILP entered into, among other things, an investor rights agreement.

On May 24, 2018, the Canopy Shares began trading on the NYSE under the symbol “CGC”.

On August 15, 2018, CBG, an affiliate of GCILP, entered into an agreement with Canopy pursuant to which it agreed to invest approximately C$5 billion in Canopy. On November 1, 2018, the CBG Investment was completed, which included the issuance of the Canopy Warrants, and Canopy and the CBG Group entered into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, Canopy is required, among other things, to obtain the consent of CBG prior to entering into a definitive agreement with respect to an acquisition by Canopy with a value over C$250 million and is prohibited from carrying on any business, affairs or operations in the United States until such business, affairs and operations are or become lawful in such jurisdiction.

In the summer of 2018, Canopy engaged Cassels Brock to consider potential structuring alternatives which could allow Canopy to engage in legal and stock exchange compliant transactions with U.S. cannabis businesses. In connection with this engagement, representatives from Canopy and Cassels Brock met and discussed potential structuring alternatives with staff of both the TSX and NYSE.

During the summer of 2018, Canopy was advised that TerrAscend was interested in pursuing U.S. business opportunities in the cannabis sector, which would be contrary to certain covenants made to Canopy. Representatives of Canopy and Cassels Brock engaged in discussions with representatives of TerrAscend and its counsel regarding potential structuring alternatives to permit Canopy to preserve or realize the economic value of its investment in TerrAscend while remaining in compliance with the policies of the TSX and NYSE. In parallel with these negotiations, Canopy and its legal advisors entered into discussions with the TSX and NYSE. After significant internal discussion, deliberation and proposed structure alternatives, representatives from Cassels Brock proposed that Canopy reorganize its interest in TerrAscend (the “TerrAscend Reorganization”) to hold non-voting and non-participating Exchangeable Shares, which would be convertible into common shares of TerrAscend upon legalization of cannabis under applicable federal Laws in the United States. Following meetings with staff of TSX and NYSE, Canopy and Cassels Brock were advised in early October that the exchanges were agreeable to the TerrAscend Reorganization, which was subsequently implemented pursuant to an arrangement agreement dated October 8, 2018 between, among others, Canopy and TerrAscend.

Based on the transaction structures developed and utilized by Canopy in connection with the Slang Warrant Proposal and and the TerrAscend Reorganization and Cassels Brock’s ongoing dialogue with staff of the TSX and NYSE, representatives from Canopy and Cassels Brock met in Las Vegas, Nevada on November 15, 2018, to discuss a possible acquisition of a U.S. multi-state cannabis company. A suggested structure was developed and proposed pursuant to which the share provisions of a U.S. multi-state cannabis company would be amended in order to provide for an automatic exchange of its securities into Canopy Shares based on a fixed exchange ratio, contingent upon legalization of cannabis under applicable federal Laws in the United States.

Prior to engaging in any discussions or negotiations with third parties and in order to properly protect Canopy and the unique proposed transaction structure, Canopy required interested parties to enter industry-standard confidentiality agreements. Canopy entered into three confidentiality agreements in November 2018 with one single-state and two multi-state U.S. cannabis operators.

On December 4, 2018, following several weeks of preliminary discussions with a U.S. multi-state cannabis company listed on the CSE (“Party A”), Canopy entered into a non-binding letter of intent with Party A with respect to the potential acquisition of all of the outstanding shares of Party A by Canopy, contingent upon legalization of cannabis under applicable federal Laws in the United States.

On December 10, 2018, representatives from Canopy and CBI met with representatives from the NYSE in New York, New York to discuss the potential transaction structure. On December 21, 2018, following extensive discussions among representatives of Canopy, CBI and the NYSE, Canopy was advised that the NYSE did not object to an acquisition of a U.S. cannabis operator by Canopy, contingent upon legalization of cannabis under applicable federal Laws in the United States.

At this time, discussions with other potential counterparties increased and Canopy entered into non-binding letters of intent with respect to potential acquisitions with a U.S. single-state cannabis operator (“Party B”) on December 28, 2018 and with another U.S. multi-state cannabis operator listed on the CSE (“Party C”) on December 30, 2018.

On January 7, 2019, the Canopy Board held a meeting during which Mr. Linton discussed the strategy to agree to acquire a cannabis company operating in the United States, but to effectively defer the completion of the acquisition until such time as the federal Laws in the United States were amended so as not to jeopardize Canopy’s listings on the TSX and NYSE. The Canopy Board instructed Mr. Linton to continue discussions with various potential targets, including Party A, Party B and Party C.

Throughout January and February 2019, Canopy and its legal and financial advisors conducted detailed legal and financial due diligence with respect to the financial condition, business and operations of Party A, Party B and Party C and counsel for Canopy provided initial draft definitive documentation to counsel of each of Party A and Party C. The Canopy Board met via teleconference on February 12, February 18 and February 25 during which Mr. Linton provided the Canopy Board with an update on the negotiations with each of Party A, Party B and/or Party C.

Discussions with Party B concluded on February 12, 2019, without any draft definitive documentation in connection with a proposed transaction having been exchanged. While negotiations with Party A continued sporadically from January until March 8, 2019, Canopy and its legal advisors engaged in extensive negotiations with Party C during this period.

Representatives of Canopy and Cassels Brock continued discussions with the TSX regarding the acquisition of a U.S. cannabis operator based upon an acquisition structure that would effectively defer the completion of the acquisition by Canopy until such time as the federal Laws in the United States were amended. On February 20, 2019, the TSX confirmed with Canopy and Cassels Brock that it was agreeable to the proposed transaction structure.

In January 2019, Mr. Linton and Mr. Kevin Murphy, Chief Executive Officer of Acreage, attended the World Economic Forum in Davos, Switzerland. Over the course of three days, Mr. Linton and Mr. Murphy held numerous informal business discussions, including sharing the stage at a public speaking event, which session closed with an informal discussion regarding a potential acquisition transaction.

On February 20, 2019, the Canopy Board held a conference call during which Mr. Bruce Linton, Chairman and Co-Chief Executive Officer of Canopy, along with other representatives of Canopy’s management team, presented management’s overarching U.S. strategy to the Canopy Board. Among other things, Mr. Linton discussed various opportunities that Canopy was considering with multi-state cannabis operators, including Party A and Party C. Mr. Linton also discussed and reviewed with the Canopy Board managements’ assessment of the relative valuations, due diligence findings and other financial implications of the potential transactions.

On February 24, 2019, Canopy approached Greenhill regarding the provision of certain financial advisory services, including the delivery of fairness opinions, in connection with one or more of the proposed transactions being considered by Canopy. During the ensuing months, Canopy shared non-public information and consulted with Greenhill concerning Greenhill’s ability to provide financial advice to Canopy and, if requested, a fairness opinion for the Canopy Board concerning several of the potential transaction alternatives that were being developed by Canopy.

On February 26, 2019, Mr. Murphy contacted Mr. Linton by telephone to express Acreage’s interest in pursuing a potential transaction involving Canopy and Acreage. Following this initial discussion, Acreage provided Canopy with a corporate presentation containing a general overview of Acreage’s business. Between February 26, 2019 and March 20, 2019, Mr. Linton and Mr. Murphy engaged in periodic conversations regarding a potential transaction.

On March 6, 2019, Party C’s negotiations with Canopy were formally terminated.

During the period between mid-March and mid-April, representatives of Canopy and representatives of the CBG Group negotiated the terms of the CBG Group’s consent, resulting in the CBG Amendments (described under the heading “The Constellation Amendments – The CBG Amendments”).

On March 18, 2019, Mr. Linton provided an update to the Canopy Board on the status of negotiations with the CBG Group regarding the proposed amendments to the Investor Rights Agreement and the Canopy Warrants in the context of a proposed transaction with a multi-state cannabis operator (the “CBG Proposal”) and the status of discussions and negotiations with Acreage, Party A and Party C. During the meeting, Mr. Linton reiterated management’s belief that completing a transaction with a multi-state cannabis operator would be accretive to Canopy. The Canopy Board instructed Mr. Linton to continue discussions and negotiations with the CBG Group regarding the CBG Proposal and with Acreage, Party A and Party C to investigate a possible transaction.

On March 20, 2019, Canopy provided Acreage with a draft of the Confidentiality Agreement and following negotiation, on March 22, 2019, Canopy and Acreage entered into the Confidentiality Agreement, following which representatives of Acreage, including Mr. Murphy, Mr. Glen Leibowitz, Chief Financial Officer, Mr. Robert Daino, Chief Operating Officer, Mr. Tyson Macdonald, Executive Vice-President, Corporate Development, Mr. Harris Damashek, Chief Marketing Officer and Mr. Phil Hague, Head of Cultivation, visited Canopy’s facilities in Smiths Falls, Ontario. During the site visit, Mr. Linton, and Mr. Murphy met to discuss the broad framework of a proposed acquisition, conditional on changes in U.S. federal law, including a preliminary discussion with respect to a potential premium to be paid by Canopy to Acreage Shareholders for such a transaction. Later that day, Canopy delivered an initial letter of intent to Acreage, which included the indicative terms of a proposed conditional acquisition of all of the issued and outstanding Acreage Shares by way of a plan of arrangement, including, among other terms, the transaction structure, consideration, conditions to consummating the proposed transaction, termination rights and related fees as well as certain covenants of Acreage (the “Proposal”). The initial Proposal included consideration comprised of a US$300 million up-front cash payment to the Acreage Shareholders and provided for a fixed exchange ratio of 0.4645 of a Canopy Share for each Acreage Subordinate Voting Share (on an as converted basis), representing a premium of approximately 20% to the five-day volume weighted average price of the Acreage Shares as of March 21, 2019.

On March 25, 2019, Mr. Linton provided the Canopy Board with an update on the status of the Proposal and discussions with Party A and Party C. The Canopy Board discussed the possible pricing strategy in a potential transaction with Acreage and instructed Mr. Linton to continue discussions regarding the Proposal.

Between March 25 and March 28, 2019, Canopy and Acreage and their respective legal and financial advisors negotiated and settled the financial terms and conditions of the Proposal. On March 28, 2019, Canopy and Acreage entered into a non-binding letter of intent (the “LOI”) with respect to the Proposal and entered into exclusive negotiations for Canopy to acquire all of the issued and outstanding Acreage Shares, contingent on changes in U.S. federal law to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States. The LOI provided for consideration comprised of a US$300 million up-front cash payment and provided for a fixed exchange ratio of 0.5818 of a Canopy Share, representing a premium of approximately 30% to the five-day volume weighted average price of the Acreage Shares as of March 27, 2019. The LOI provided for a period of exclusive negotiations through to April 24, 2019.

On March 29, 2019, Acreage granted Canopy and certain of its advisors access to a virtual data room containing certain material information regarding Acreage. Canopy and its legal and financial advisors immediately commenced due diligence investigations with respect to Acreage, including, but not limited to, financial, operational, legal, tax and accounting diligence on both corporate and operational levels. These due diligence investigations included numerous discussions between Canopy and Acreage and their respective advisors as well as facility site visits and continued up to the signing of the Arrangement Agreement.

On April 1, 2019, the Canopy Board met during which Mr. Linton provided an update on the status of negotiations with Acreage and the CBG Group and the anticipated timing for the finalization and execution of all of the required agreements and announcement of the proposed transaction. In addition, Cassels Brock delivered an initial draft of the Arrangement Agreement to Acreage’s counsel.

Between April 3, 2019 and April 5, 2019, representatives of Canopy, including Mr. Linton and Mr. Zekulin, conducted site visits of Acreage’s facilities. During the site visits, representatives of Canopy, including Mr. Linton and Mr. Zekulin, and representatives of Acreage, including Mr. Murphy and Mr. Macdonald, engaged in negotiations with respect to both financial and non-financial terms of the proposed transaction.

On April 5, 2019, Canopy granted Acreage and its advisors access to a virtual data room containing certain material information regarding Canopy for purposes of Acreage’s ongoing due diligence review process.

On April 8, 2019, the Canopy Board met with representatives from Canopy’s management team to discuss, among other matters, the CBG Proposal, the terms of the Arrangement Agreement, the status of negotiations with respect to both the financial and non-financial terms of the proposed transaction with Acreage, the due diligence findings from the reports delivered by each of Cassels Brock, Paul Hastings LLP, U.S. counsel to Canopy, Ernst & Young LLP, tax advisor to Canopy, and PricewaterhouseCoopers

LLP (Canada), finance advisor to Canopy, and the observations and reports from Canopy’s site visits to Acreage’s facilities.

On April 9, 2019, the Canopy Board met again and discussions continued regarding the terms of the CBG Proposal, the Arrangement Agreement and the merits of the proposed transaction with Acreage.

On April 10, 2019, the Canopy Board met with representatives from Canopy’s management team and Cassels Brock. Canopy’s management team presented the business rationale for the proposed transaction with Acreage and Cassels Brock provided an update on the status of negotiation of the Arrangement Agreement and ancillary documents and responded to questions with respect to the legal documentation and outstanding due diligence matters. Representatives of Canopy and Cassels Brock also provided the Canopy Board with an update on the status of the documentation with respect to the CBG Proposal.

Mr. Murphy, Mr. Daino, Mr. Macdonald and Mr. Hague attended Canopy’s Niagara-on-the-Lake facility on April 10, 2019 and met with Mr. Linton in order to discuss the proposed terms contained in the initial draft Arrangement Agreement.

Between April 11, 2019 and April 17, 2019, counsel to Canopy and Acreage exchanged various drafts of the Arrangement Agreement and ancillary transaction documents. Representatives from Canopy, Cassels Brock and Paul Hastings LLP held numerous teleconferences with representatives from Acreage and its Canadian and U.S. counsel.

On April 15, 2019, the Canopy Non-Abstaining Directors met with representatives of Cassels Brock to discuss the proposed transaction with Acreage, the CBG Proposal, as well as the proposed scope of the Greenhill Fairness Opinion. Cassels Brock reviewed the legal and fiduciary duties of the directors and the advisability of the Canopy Non-Abstaining Directors engaging independent counsel. On April 15, 2019, the Canopy Non-Abstaining Directors engaged independent counsel in order to provide them with independent legal advice regarding the terms of CBG’s proposed consent under the Investor Rights Agreement (including the CBG Amendments), the proposed scope of the Greenhill Fairness Opinion and the interests of Canopy Shareholders in the transactions, including the level of shareholder approval that would be required to approve the transactions.

Later in the day on April 15, 2019, the Canopy Board met with members of Canopy’s management team and Cassels Brock during which management and representatives of Cassels Brock provided the Canopy Board with an update on the status of negotiations of the Arrangement Agreement and ancillary documents, including outstanding key transaction terms. Cassels Brock also advised the Canopy Board that, subject to final approval of the Canopy Non-Abstaining Directors, the definitive documentation with respect to the CBG Proposal was substantially settled.

On April 16, 2019, the Canopy Board met with representatives from Canopy’s management team, Cassels Brock and Greenhill during which Cassels Brock provided the Canopy Board with an update regarding the negotiation of the Arrangement Agreement and ancillary agreements and remaining open issues.

On April 17, 2019, Canopy executed its engagement letter with Greenhill, which confirmed Greenhill’s engagement on February 24, 2019 to evaluate the potential transaction with Acreage and prepare and deliver an opinion as to the fairness of the consideration payable pursuant to the transaction with Acreage, from a financial point of view, to Canopy.

On April 17, 2019, the Canopy Board met with representatives from Cassels Brock and Greenhill. Cassels Brock reviewed the terms of the Arrangement Agreement and ancillary agreements, which were then considered by the Canopy Board. Cassels Brock and management provided an update regarding the status of negotiations and the definitive documentation and members of the Canopy Board were provided with an opportunity to ask questions. Greenhill presented its financial analyses of the Arrangement and answered questions from members of the Canopy Board. Following discussion, Greenhill provided the Canopy Board with its oral opinion (subsequently confirmed in writing) that, subject to certain assumptions, limitations and qualifications (as outlined in its oral opinion), as of April 17, 2019, the Consideration payable by Canopy pursuant to the Arrangement was fair, from a financial point of view, to Canopy. In presenting its financial analysis for the Greenhill Fairness Opinion, Greenhill advised the Canopy Board that, although Greenhill was not providing any opinion concerning the Consent Agreement or the CBG Amendments, in preparing the Greenhill Fairness Opinion, Greenhill had taken into account the pro forma effect of the securities issuances, purchases and repurchases contemplated by the Consent Agreement and the CBG Amendments. Following the Canopy Board meeting, the Canopy Non-Abstaining Directors met in camera to discuss the Greenhill Fairness Opinion.

Later in the day on April 17, 2019, the Canopy Board reconvened, with representatives of Cassels Brock present, to consider the terms of the Arrangement, the CBG Proposal and the related agreements and to discuss and analyze the benefits and risks associated with the transactions. After a thorough discussion and careful consideration, including a detailed review of the transaction terms, and having taken into account the Greenhill Fairness Opinion, the Canopy Board (with the Canopy Abstaining Directors having declared that they were either executive officers or directors of CBI and abstaining from voting) unanimously (i) resolved that the Arrangement and the CBG Amendments are in the best interests of Canopy, (ii) approved the CBG Amendments and the execution and delivery of the Arrangement Agreement, the Acreage Voting and Support Agreements, the New Investor Rights Agreement and the Consent Agreement; and (iii) resolved to recommend that the Canopy Shareholders vote in favour of the Canopy Shareholder Resolution.

Throughout the evening of April 17, 2019 and the morning of April 18, 2019, Canopy, Acreage and the CBG Group, assisted by their respective legal advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Canopy and the CBG Group executed the New Investor Rights Agreement and the Consent Agreement and Canopy and Acreage executed the Arrangement Agreement on the morning of April 18, 2019, following which Canopy and Acreage jointly announced the Arrangement Agreement prior to markets opening on April 18, 2019.

Recommendation of the Canopy Board

The Canopy Board (with the exception of the Canopy Abstaining Directors), after consultation with management of Canopy, its financial and legal advisors and having taken into account the Greenhill Fairness Opinion, and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the Canopy Board”, unanimously determined that the Arrangement and the CBG Amendments and the entering into the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement are in the best interests of Canopy and authorized Canopy to enter into the Arrangement Agreement, the New Investor Rights Agreement and the Consent Agreement and all related agreements. Accordingly, the Canopy Board (with the exception of the Canopy Abstaining Directors) unanimously recommends that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

Reasons for the Recommendation of the Canopy Board

In reaching its conclusions and formulating its recommendation, the Canopy Board consulted with Canopy management and its legal and financial advisors. The Canopy Board also reviewed a significant amount of financial and operational information relating to Acreage and Canopy and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Canopy Board (with the exception of the Canopy Abstaining Directors) that Canopy Shareholders vote FOR the Canopy Shareholder Resolution.

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Conditional access to the U.S. cannabis market. If completed, the Arrangement will provide Canopy with access, subject to the occurrence or waiver, at the discretion of Canopy, of the Triggering Event, to the United States cannabis market. The U.S. cannabis market is the largest regulated market in the world; however, Canopy is unable to participate as a result of the conflict between state and federal law relating to cannabis and the rules of the stock exchanges on which the Canopy Shares are currently listed. Upon the occurrence or waiver of the Triggering Event and the subsequent completion of the Acquisition, the business of Acreage, expected to be enhanced during the Acquisition Interim Period by the License Agreement, will provide Canopy with immediate access to the U.S. cannabis market.

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Creation of a pre-eminent global cannabis company. If completed, the Acquisition will result in Canopy, a leading global cannabis company, acquiring the business of a premier U.S. cannabis company into its global portfolio. The companies’ aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities are expected to create a pre-eminent cannabis company across all regulated jurisdictions. The Arrangement is expected to help solidify Acreage’s position in the U.S. marketplace by leveraging Canopy’s curated cannabis brands and intellectual property related to cultivation, extraction and new product development.

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Positioning of Canopy brands. If completed, the Arrangement is expected to introduce Canopy’s diversified portfolio of cannabis brands, including Tweed®, Spectrum TherapeuticsTM, DNA GeneticsTM, CraftGrowTM, Tokyo SmokeTM and HouseplantTM, across the United States.

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Deployment of Proprietary Products. Acreage will have access to certain intellectual property and know-how of Canopy in order to distribute proprietary products, including vape-filling and beverage-based products, to consumers in the United States.

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Accretive to Canopy Shareholders. Management of Canopy expects that the Acquisition, if completed, will be accretive to Canopy Shareholders on a number of key metrics based on research estimates for Canopy.

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Cash flow. The CBG Amendments do not impact the cash flow requirements of Canopy. As a result of CBG’s C$5 billion investment in Canopy, which was completed on November 1, 2018, Canopy does not anticipate a cash shortage prior to the expiration of the Tranche A Warrants, despite the extension of the expiration date from November 1, 2021 to November 1, 2023.

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Acquisition will leverage infrastructure and expertise. If the Acquisition is completed, Canopy will have the ability to leverage the existing Acreage infrastructure and expertise across the United States in order to drive strong synergistic value for Canopy Shareholders while, during the Acquisition Interim Period, Canopy and Acreage can each maintain a focus on being a leader in distinct markets.

●	Corporate cultures. Canopy management believes that Acreage and Canopy have similar corporate cultures and values.

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Quality management team. Acreage is led by a group of seasoned executives that deliver expertise in the areas of financial management, operations, marketing and business development. Led by Chairman and Founder, Kevin Murphy, the management team at Acreage has driven the vision and execution of Acreage’s impressive national footprint of licensed and managed assets.

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Fairness opinion. The Canopy Board received an opinion from Greenhill dated April 17, 2019, as to the fairness to Canopy, from a financial point of view, of the Consideration payable by Canopy pursuant to the Plan of Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – Greenhill Fairness Opinion”. A complete copy of the Greenhill Fairness Opinion is included as Appendix E attached to this Circular.

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Support of boards and management teams. The boards of directors of both companies (with the exception of the Canopy Abstaining Directors with respect to the Canopy Board and Kevin Murphy with respect to the Acreage Board) have unanimously recommended support for the Arrangement. Additionally, all of the Canopy Locked-Up Shareholders and the Acreage Locked-up Shareholders have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Acreage, the Arrangement Resolution, and in the case of Canopy, the Canopy Shareholder Resolution.

●	Conduct of Canopy’s business. The Canopy Board believes that the restrictions imposed on Canopy’s business and operations during the Acquisition Interim Period are minimal and not unduly burdensome.

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Other factors. The Canopy Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Canopy and Acreage in their respective markets, information concerning business, operations, assets, financial condition, operating results and prospects of each of Canopy and Acreage and the historical trading prices of the Canopy Shares and the Acreage Shares, taking into account the results of Canopy’s due diligence review of Acreage and its business.

In making its determinations and recommendations, the Canopy Board also observed that a number of procedural safeguards were in place and present to permit the Canopy Board to protect the interests of Canopy, Canopy Shareholders and other Canopy stakeholders. These procedural safeguards include, among others:

●

Completion of due diligence. Canopy’s management and operations team completed a detailed due diligence review of Acreage, which included, among other things, site visits and operational reviews at Acreage’s facilities in Worcester, Massachusetts; Sterling, Massachusetts; South Windsor, Connecticut; Syracuse, New York; Buffalo, New York; Sinking Springs, Pennsylvania; Sewell, New Jersey; Egg Harbor, New Jersey; and Portland, Oregon.

●

Shareholder approval. The Canopy Shareholder Resolution must be approved by a simple majority of the votes cast by Canopy Disinterested Shareholders present in person or represented by proxy and entitled to vote at the Canopy Meeting.

●	Covenants. The Arrangement Agreement contains numerous operational covenants in favour of Canopy in order to ensure that Acreage continues to operate its business in the ordinary course.

●

Acquisition Closing Conditions. The Arrangement Agreement contains certain closing conditions in favour of Canopy in order to ensure that, among other things, Acreage has complied with the covenants contained in the Arrangement Agreement, that certain material representations and warranties were true and accurate, that Acreage is in compliance with applicable Laws and that Acreage remains solvent.

●

Exchange Ratio. There is a fixed maximum number of Canopy Shares to be issued in connection with Acquisition. In addition, in the event that Acreage breaches certain covenants with respect to the number of Acreage Shares it may issue during the Acquisition Interim Period or is required to make a Payout, the Exchange Ratio will be automatically reduced.

●

Non-solicitation provisions. The Arrangement Agreement imposes restrictions on Acreage’s ability to solicit or engage in discussions or negotiations regarding certain alternative acquisition proposals for Acreage, including providing for the payment of the Termination Fee, being US$150 million, in certain circumstances.

●	License Agreement. The License Agreement can be terminated by Canopy in certain circumstances, including in the event that it is deemed to result in a violation or contravention of applicable Law.

●

Share repurchase. While Canopy committed to completing a repurchase of Canopy Shares in connection with the CBG Amendments, the repurchase of Canopy Shares is directly connected to an additional cash infusion by CBG of approximately C$4.5 billion pursuant to the exercise of the Tranche A Warrants. If CBG does not exercise the Tranche A Warrants in full, Canopy is not obligated to repurchase any Canopy Shares.

The Canopy Board also considered a variety of risks and other potentially negative factors relating to the Arrangement and the CBG Amendments including those matters described under the heading “Risk Factors”. The Canopy Board believes that, overall, the anticipated benefits of the Arrangement and the CBG Amendments to Canopy outweigh these risks and negative factors.

The foregoing summary of the information and factors considered by the Canopy Board is not intended to be exhaustive, but includes the material information and factors considered by the Canopy Board in its consideration of the Arrangement and the CBG Amendments. In view of the variety of factors and the amount of information considered in connection with the Canopy Board’s evaluation of the Arrangement and the CBG Amendments, the Canopy Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The recommendation of the Canopy Board (with the exception of the Canopy Abstaining Directors) was made after consideration of all of the above-noted and other factors and in light of the Canopy Board’s knowledge of the business, financial condition and prospects of Canopy and Acreage and were based upon the advice of Canopy’s financial advisors and legal counsel. In addition, individual members of the Canopy Board may have assigned different weights to different factors.

Greenhill Fairness Opinion

Canopy retained Greenhill to act as its financial advisor in connection with the Arrangement. As part of this mandate, Greenhill was requested to provide the Canopy Board with its opinion as to the financial fairness to Canopy of the Consideration payable by Canopy pursuant to the Arrangement, from a financial point of view, to Canopy.

The Greenhill Fairness Opinion was prepared at the request of and for the information and assistance of the Canopy Board in connection with its consideration of the Arrangement. The Greenhill Fairness Opinion does not constitute a recommendation as to whether or not Canopy Shareholders should vote in favour of the Canopy Shareholder Resolution or any other matter.

Greenhill was engaged by Canopy in February 2019 to provide Canopy with financial advisory services in connection with certain potential transactions, including the Arrangement. That engagement was confirmed pursuant to an engagement letter dated April 16, 2019, pursuant to which Canopy agreed to pay Greenhill a fixed fee for rendering its opinion, which fee is payable whether or not the Arrangement is implemented. Canopy also agreed to reimburse Greenhill for its reasonable out-of-pocket expenses (including the reasonable fees, taxes and expenses of Greenhill’s external legal counsel) and to indemnify Greenhill in certain circumstances.

Neither Greenhill nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Canopy or Acreage or any of their respective associates or affiliates. During the 24 months preceding the date of the engagement letter, Greenhill had been engaged by Canopy to perform services for and receive compensation from Canopy including with respect to: (a) Canopy’s acquisition of Hiku on September 5, 2018; (b) Canopy’s private placement of Canopy Shares and Canopy Warrants to CBG on November 1, 2018; (c) Canopy’s acquisition of Storz & Bickel on December 6, 2018; and (d) Canopy’s strategic partnership with Alimentation Couche-Tard Inc. Greenhill may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to Canopy, Acreage or any of their respective subsidiaries, associates or affiliates from time to time.

In support of the Greenhill Fairness Opinion, Greenhill performed certain financial analyses of Acreage, Canopy and the Arrangement, using assumptions and valuation methodologies that Greenhill considered appropriate at the time and in the circumstances, the material terms of which were presented orally to the Canopy Board on April 17, 2019. In preparing its financial analysis for the Greenhill Fairness Opinion, Greenhill took into account the pro forma effect of the securities issuances, purchases and repurchases contemplated by the CBG Amendments and the Consent Agreement. However, Greenhill did not take into account the financial implications of the potential transaction announced by Acreage on May 13, 2019, subsequent to delivering the Greenhill Fairness Opinion to the Canopy Board, pursuant to which Acreage has proposed that, among other things, GreenAcreage Real Estate Corp., a newly formed real estate investment trust, will purchase and lease back to Acreage certain unidentified cannabis related real estate assets.

The Greenhill Fairness Opinion does not constitute a recommendation to the Canopy Board or Canopy Shareholders as to whether such Canopy Shareholders should vote for the Canopy Shareholder Resolution. Furthermore, the Greenhill Fairness Opinion is not, and should not be construed as, advice as to the price at which Canopy and/or Acreage’s securities may trade at any future date, whether before or after implementation of the Arrangement or before or after completion of the Acquisition.

At a meeting of the Canopy Board held on April 17, 2019, Greenhill provided the Canopy Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of certain assumptions, limitations and qualifications, Greenhill is of the opinion that, as of April 17, 2019, the Consideration payable pursuant to the Arrangement was fair, from a financial point of view, to Canopy. In presenting its financial analysis for the Greenhill Fairness Opinion, Greenhill advised the Canopy Board that, although Greenhill was not providing any opinion concerning the Consent Agreement or the CBG Amendments, in preparing the Greenhill Fairness Opinion, Greenhill had taken into account the pro forma effect of the securities issuances, purchases and repurchases contemplated by the Consent Agreement and the CBG Amendments. The Greenhill Fairness Opinion was one of a number of factors taken into consideration by the Canopy Board in considering the Arrangement.

The full text of the Greenhill Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Greenhill Fairness Opinion, is included as Appendix E attached to this Circular. This summary of the Greenhill Fairness Opinion is qualified in its entirety by the full text of the Greenhill Fairness Opinion.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Canopy on its SEDAR profile at www.sedar.com.

Commencing at the Initial Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)

each Acreage Share held by a Dissenting Acreage Shareholder will be transferred to Canopy. surrendered to Acreage and cancelled and each Dissenting Acreage Shareholder will cease to have any rights as a holder of such Acreage Shares other than a claim against Canopy in an amount determined and payable in accordance with such Dissenting Acreage Shareholder’s rights as outlined in the Plan of Arrangement;

(b)

each Acreage Shareholder at the Initial Effective Time will be deemed to have granted to Canopy a Canopy Call Option in respect of each Acreage Share held by each Acreage Shareholder at the Initial Effective Time;

(c)	in consideration for the grant of the Canopy Call Option, Canopy will pay to each Acreage Shareholder at the Initial Effective Time, the Per Share Option Premium in respect of each Acreage Share; and

(d)

the Articles of Acreage will be altered to change the special rights and restrictions attached to the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares to specifically refer to and include the Canopy Call Option granted pursuant to the Plan of Arrangement.

Each person (other than Canopy or any affiliate of Canopy) who, at any time after the Initial Effective Time and prior to the Acquisition Effective Time, acquires an Acreage Share will be deemed to have granted to Canopy a Canopy Call Option in respect of such Acreage Share; provided, that Canopy will not be required to pay, nor will such person be entitled to receive any payment of the Aggregate Option Premium. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

Upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event, Canopy will exercise (or be deemed to have exercised) the Canopy Call Option to acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Commencing at the Acquisition Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Acreage Proportionate Voting Share will be exchanged for 40 Acreage Subordinate Voting Shares;

(b)	each Acreage Multiple Voting Share will be exchanged for one Acreage Subordinate Voting Share;

(c)

in accordance with the terms of the Canopy Call Option, each Acreage Subordinate Voting Share held by an Acreage Non-U.S. Shareholder will be deemed to be transferred to Canopy for the Share Consideration (or, in the event a Canopy Change of Control has occurred prior to the Acquisition Effective Date, the “Per Share Consideration”);

(d)	Canopy Subco will merge with and into Acreage (the “Merger”) and the legal existence of Acreage will not cease and Acreage will survive the Merger (such surviving entity,

“Mergeco”) and each Acreage Subordinate Voting Share held by an Acreage U.S. Shareholder will, in accordance with the Canopy Call Option, be deemed to be transferred to Canopy for the Share Consideration (or, in the event a Canopy Change of Control has occurred prior to the Acquisition Effective Date, the Per Share Consideration);

(e)	each Canopy Subco Share outstanding immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(f)	each Acreage Subordinate Voting Share owned by Canopy immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(g)

in consideration for Canopy issuing Consideration Shares to the Acreage U.S. Shareholders in accordance with paragraph (c) above, Mergeco will issue to Canopy one Mergeco Subordinate Voting Share for each Canopy Share issued by Canopy to the Acreage U.S. Shareholders;

(h)

each Acreage Option will be exchanged for a Replacement Option to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon exercise of such Acreage Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement Options will provide for an exercise price per Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Acreage Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Option will be the same as the Acreage Option for which it was exchanged and will be governed by the terms of Canopy Equity Incentive Plan. Notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Acreage Option In-The-Money Amount of the Acreage Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange;

(i)

each Acreage Compensation Option will be exchanged for a Replacement Compensation Option to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon exercise of such Acreage Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement Compensation Option will provide for an exercise price per Replacement Compensation Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Acreage Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Compensation Option will be the same as the Acreage Compensation Option for which it was exchanged; and

(j)

each Acreage RSU will be exchanged for a Replacement RSU to acquire from Canopy such number of Canopy Shares as is equal to: (A) the number of Acreage Subordinate Voting Shares that were issuable upon vesting of such Acreage RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Canopy Share, then the number of Canopy Shares to be issued will be rounded down to the nearest whole number). Such Replacement RSU will provide for a conversion price per Replacement RSU (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the conversion price per Acreage Subordinate Voting Share that would otherwise be applicable pursuant to the Acreage RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement RSU will be the same as the Acreage RSU for which it was exchanged.

Treatment of High Street Holders and USCo2 Holders

Pursuant to the Arrangement Agreement, High Street Holders and USCo2 Holders are entitled to receive the Option Premium in respect of each Acreage Subordinated Voting Share they could acquire on exchange of the Common Membership Units or USCo2 Shares at the Initial Effective Time.

Pursuant to the Arrangement Agreement, prior to the Initial Effective Time, the High Street Operating Agreement and USCo2 constating documents are required to be amended in order to provide that following the Acquisition Effective Time, each holder of Common Membership Units, vested Profit Interests and USCo2 Shares will have the right to exchange their Common Membership Units, vested Profit Interests and USCo2 Shares, as applicable, for Canopy Shares based on the Exchange Ratio. In addition, the High Street Operating Agreement will be amended in order to provide, among other things, Acreage America, a wholly-owned subsidiary of Acreage, with (a) all voting rights in High Street; and (b) all distributions from High Street other than the High Street Holder Return and related tax distributions. The USCo2 constating documents will be similarly amended in order to restrict distributions from USCo2 to the USCo2 Holders.

On the third anniversary of the Acquisition Effective Date, all High Street Holders and USCo2 Holders will be required, at Canopy’s option, to convert all of the outstanding High Street Units and USCo2 Shares based on the Exchange Ratio.

As a result of these amendments to be implemented in the High Street Operating Agreement and USCo2 constating documents, on the third anniversary of the Acquisition Effective Date, Canopy will indirectly own all of the interests in High Street.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Initial Effective Date. The Initial Effective Date will occur after all of the conditions to implementation of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Although Acreage’s and Canopy’s objective is to have the Initial Effective Date occur as soon as possible after the Canopy Meeting, the Initial Effective Date could be delayed for several reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Arrangement Regulatory Approvals.

The Initial Effective Date will be the date upon which Canopy and Acreage agree in writing following the satisfaction or waiver of all conditions to implementation of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Initial Effective Date, but subject to the satisfaction or waiver of those conditions). Implementation of the Arrangement is expected to occur in June of 2019; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis, but in no event will implementation of the Arrangement occur later than the Initial Effective Time Outside Date, unless extended by mutual agreement of the Parties or otherwise in accordance with the terms of the Arrangement Agreement.

Acreage or Canopy may determine not to complete the Arrangement without prior notice to, or action on the part of, Acreage Shareholders or Canopy Shareholders. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Following the Initial Effective Time, upon the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, the Acquisition will become effective at 12:01 a.m. (Vancouver time) on the Acquisition Effective Date, which will occur when all of the Acquisition Closing Conditions as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Although Acreage’s and Canopy’s objective is to have the Acquisition Effective Date occur as soon as possible after the occurrence or waiver of the Triggering Event, the Acquisition Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Acquisition Regulatory Approvals. The Triggering Event Date, being the date the federal Laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States, may or may not occur. The occurrence of the Triggering Event Date is beyond the control or influence of Canopy and Acreage.

Notwithstanding anything to the contrary contained herein, the Acquisition will not be completed and the Arrangement Agreement will terminate in the event that the occurrence or waiver of the Triggering Event does not occur on or prior to the Acquisition Expiry Date.

THE CONSTELLATION AMENDMENTS

Implementation of the Arrangement is conditional upon receipt of the Canopy Shareholder Approval, which includes the approval by Canopy Shareholders, excluding the CBG Group, of (i) the CBG Amendments; and (ii) the issuance of the Top-Up Shares pursuant to the Top-Up Right.

The following description of the CBG Amendments, the issuance of the Top-Up Shares pursuant to the Top-Up Right, the Consent Agreement, the New Investor Rights Agreement and the other amendments to the Tranche B Warrants is qualified in its entirety by reference to the full text of the Consent Agreement and New Investor Rights Agreement, which have been filed by Canopy on its SEDAR profile at www.sedar.com.

CBG Amendments

Pursuant to the Investor Rights Agreement, execution of the Arrangement Agreement was subject to the prior written approval of CBG. Accordingly, on April 18, 2019, Canopy and CBG entered into the Consent Agreement pursuant to which, as consideration for the consent to complete the Arrangement, Canopy agreed, among other things, to the CBG Amendments, to be effective as of the Initial Effective Time. In connection with the Consent Agreement, Canopy and the CBG Group also entered into the New Investor Rights Agreement on April 18, 2019.

The CBG Amendments provide for (i) the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) the amendment of the exercise price of 38,454,444 of the outstanding Tranche B Warrants, such that each of the 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Share at a price of C$76.68, rather than the five-day volume weighted average trading price of the Canopy Shares at the time of exercise. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such warrant will remain exercisable to acquire one Canopy Share at the five-day volume weighted average trading price of the Canopy Shares at the time of exercise. The fair value of the CBG Amendments using the “Black Scholes” valuation model using industry standard practice is approximately C$1.4 billion.

Top-Up Shares

In connection with the issuance of securities of Canopy pursuant to an acquisition, the CBG Group has the right (the “Top-Up Right”) to maintain its pro rata equity interest in Canopy. As of the Announcement Date, the CBG Group held 56.35% of the issued and outstanding Canopy Shares on a partially diluted basis.

Pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire from Canopy a number of Canopy Shares equal to up to 56.35% of the number of Canopy Shares issued and issuable pursuant to the Acquisition. Within 30 days following the end of the fiscal quarter in which the Acquisition Effective Time occurs, Canopy will be required to send a written notice (the “Top-Up Notice”) to the CBG Group setting out the number of securities issued by Canopy during the prior fiscal quarter in accordance with the New Investor Rights Agreement. The CBG Group will have up to 60 days from the date of receipt of the Top-Up Notice to confirm its intent to exercise the Top-Up Right by delivering notice to Canopy of the number of Canopy Shares to be acquired. If the exercise of the Top-Up Right would result in the CBG Group purchasing Canopy Shares with a value of at least C$1 billion, the sale of the Canopy Shares to the CBG Group shall be completed no more than 270 days from the date of receipt of the Top-Up Notice.

Pursuant to the Acquisition, up to 109,515,459 Canopy Shares are issuable. Accordingly, pursuant to the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Canopy Shares (the “Top-Up Shares”) at the volume weighted average trading price of the Canopy Shares on the TSX for the five trading days preceding the exercise of the Top-Up Right by the CBG Group.

Other Matters under the Consent Agreement

Canopy has agreed that without the prior written consent of CBG, such consent not to be unreasonably withheld, Canopy will not (i) exercise the Canopy Call Option prior to the Triggering Event Date; (ii) deliver the Canopy Call Option Exercise Notice to the Depositary prior to the Triggering Event Date; (iii) amend, modify, supplement or restate the Arrangement Agreement; or (iv) waive any terms, covenants or conditions set forth in the Arrangement Agreement.

In addition to the CBG Amendments, Canopy agreed, pursuant to the Consent Agreement, that, in the event that CBG exercises the Tranche A Warrants in full, Canopy will purchase the lesser of (i) 27,378,866 Canopy Shares (being 25% of the Canopy Shares issuable pursuant to the Acquisition), and (ii) Canopy Shares with a value of C$1,582,995,262 (being 25% of the implied enterprise value of Acreage as of the Announcement Date, based on the Exchange Ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBG exercises all of the Tranche A Warrants (the “Repurchase Period”).

If, for any reason, Canopy does not purchase for cancellation the Canopy Shares within the Repurchase Period as required pursuant to the Consent Agreement, Canopy is required to pay to CBG an amount (the “Credit Amount”), as liquidated damages, equal to the difference between: (i) C$1,582,995,262; and (ii) the actual purchase price paid by Canopy in purchasing Canopy Shares pursuant to the Consent Agreement. The Credit Amount will reduce the aggregate exercise price otherwise payable by CBG upon each exercise of the Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants).

Canopy has also agreed that if the CBG Group receives any notification or communication of any violation or contravention of applicable Law or any liability to the CBG Group under applicable Law or any notification or communication that would be expected to result in a violation or contravention of applicable Law or any actual liability to the CBG Group under applicable Law, as a result of the License Agreement, CBG has the right to direct and cause Canopy to terminate the License Agreement in accordance with its terms, provided that Canopy will have an opportunity to cure any such violation, contravention or liability and CBG will be required to take all commercially reasonable efforts to assist Canopy in addressing such violation, contravention or liability. See “Transaction Agreements – The License Agreement”.

Other Matters under the New Investor Rights Agreement

Pursuant to the New Investor Rights Agreement, Canopy and the CBG Group have also agreed that the CBG Group will be permitted, prior to the exercise or expiry of all of the Canopy Warrants, to purchase up to 20,000,000 Canopy Shares (subject to customary adjustments for share splits, consolidations or other changes to the outstanding share capital of a similar nature): (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Shares, provided that CBG must promptly notify Canopy of any acquisition of Canopy Shares. Notwithstanding the terms and conditions of the New Investor Rights Agreement, pursuant to the Consent Agreement, unless and until the Initial Effective Date occurs, the CBG Group will continue to be prohibited from acquiring Canopy Shares either (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Shares.

Additional Amendments to the Tranche B Warrants

Pursuant to the amended Tranche B Warrants, in the event that the CBG Group acquires Canopy Shares prior to the exercise or expiry of all Canopy Warrants either (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Shares, the number of Tranche B Warrants will be decreased on a one-for-one basis for each Canopy Share so acquired (up to an aggregate maximum reduction of 20,000,000 Tranche B Warrants).

Canopy Voting and Support Agreements

Pursuant to the Consent Agreement, Canopy agreed to deliver the Canopy Voting and Support Agreements from each of the Canopy Locked-Up Shareholders. On April 18, 2019, each of the Canopy Locked-Up Shareholders entered into a Canopy Voting and Support Agreement with CBG.

The following description of the Canopy Voting and Support Agreement is qualified in its entirety by reference to the full text of the Canopy Voting and Support Agreement, which is attached as Exhibit C to the Consent Agreement, which has been filed by Canopy on its SEDAR profile at www.sedar.com.

Pursuant to the terms of the Canopy Voting and Support Agreements, each Canopy Locked-Up Shareholder has agreed, subject to the terms and conditions thereof, among other things, to vote all of the Canopy Shares beneficially owned, directed or controlled, directly or indirectly, by such Canopy Locked-Up Shareholder (the “Canopy Subject Shares”) FOR the Canopy Shareholder Resolution. For greater certainty, the term Canopy Subject Shares includes all of the Canopy Shares that are acquired or controlled, directly or indirectly, before the Record Date.

Except as otherwise noted in the Canopy Voting and Support Agreements, each Canopy Locked-Up Shareholder has covenanted and agreed that it will:

(a)	at the Canopy Meeting, vote (or cause to be voted) all Canopy Subject Shares FOR the Canopy Shareholder Resolution;

(b)

vote (or cause to be voted) all Canopy Subject Shares AGAINST any resolution or transaction which would in any manner frustrate, prevent, impede, delay or nullify the transactions contemplated by the Consent Agreement;

(c)

not enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to any of the Canopy Subject Shares;

(d)	not sell, transfer or otherwise dispose of, or enter into any agreement relating to the sale, transfer or other disposition of, any of the Canopy Subject Shares prior to the Record Date; and

(e)

not take any action, directly or indirectly, which may be reasonably expected to adversely affect, delay, hinder, upset or challenge the successful completion of the transactions contemplated by the Consent Agreement.

Except as otherwise noted in the Canopy Voting and Support Agreements, the Canopy Voting and Support Agreements will be terminated and be of no further force or effect upon the earliest of: (i) mutual agreement of the parties thereto in writing; (ii) the date the Consent Agreement is terminated; and (iii) the Initial Effective Time.

As of the Announcement Date, the Canopy Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of 4,064,881 Canopy Shares representing approximately 1.2% of the issued and outstanding Canopy Shares on a non-diluted basis and approximately 1.8% of the issued and outstanding Canopy Shares on a non-diluted basis, excluding the Canopy Shares held by the CBG Group.

REGULATORY MATTERS AND APPROVALS

Other than the Canopy Shareholder Approval, the Acreage Shareholder Approval, the Arrangement Regulatory Approvals and the Acquisition Regulatory Approvals, Canopy is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement or the Acquisition, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Initial Effective Date or the Acquisition Effective Date or prevent the completion of the Arrangement or the Acquisition, as applicable. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Canopy currently anticipates that any such consents and approvals, other than the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or the removal of the regulation of such activities from the federal Laws of the Unites States, that are determined to be required will have been obtained or otherwise resolved by the Initial Effective Date or the Acquisition Effective Date, as applicable. Subject to receipt of the Acreage Shareholder Approval at the Acreage Meeting, receipt of the Canopy Shareholder Approval at the Canopy Meeting, receipt of the Arrangement Regulatory Approvals and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Initial Effective Date is expected to occur in late June 2019.

Shareholder Approvals

Canopy Shareholder Approval

At the Canopy Meeting, Canopy Shareholders will be asked to approve the Canopy Shareholder Resolution, the full text of which is included as Appendix A attached to this Circular.

Pursuant to Section 611(c) of the TSX Company Manual, because the number of Consideration Shares issuable pursuant to the Acquisition exceeds 25% of the currently issued and outstanding Canopy Shares, the issuance of the Consideration Shares must be approved by a simple majority of the votes cast by Canopy Shareholders present in person or represented by proxy and entitled to vote at the Canopy Meeting. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, assuming the conversion of all outstanding securities of Acreage, the maximum number of Canopy Shares issuable in connection with the Acquisition is 109,515,459 Canopy Shares which, as of the date of this Circular, represents approximately 20.0% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately 31.7% of the currently issued and outstanding Canopy Shares on a non-diluted basis.

In accordance with Section 607(g)(ii) of the TSX Company Manual, the issuance of the Top-Up Shares must be approved by a simple majority of the votes cast by Canopy Shareholders present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the votes attached to the Canopy Shares held by the CBG Group. Based on the maximum 109,515,459 Canopy Shares issuable pursuant to the Acquisition, in accordance with the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Top-Up Shares which, as of the date of this Circular, represents approximately 11.2% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately

17.9% of the currently issued and outstanding Canopy Shares on a non-diluted basis.

In addition, pursuant to Section 608(a)(i) of the TSX Company Manual, the approval of the CBG Amendments must be approved by a simple majority of the of the votes cast by Canopy Shareholders present in person or represented by proxy and entitled to vote at the Canopy Meeting, excluding the votes attached to the Canopy Shares held by the CBG Group.

Accordingly, in order to be effective, the Canopy Shareholder Resolution must be approved, with or without variation, by the affirmative vote of a simple majority of the votes cast by Canopy Disinterested Shareholders, present in person or represented by proxy and entitled to vote at the Canopy Meeting. Collectively, up to 171,227,420 Canopy Shares are issuable pursuant to the Acquisition and in accordance with the Top-Up Right, which, as of the date of this Circular, represents approximately 31.2% of the currently issued and outstanding Canopy Shares on a fully-diluted basis and approximately 49.6% of the currently issued and outstanding Canopy Shares on a non-diluted basis.

Should the Canopy Shareholders fail to approve the Canopy Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Canopy Shareholder Resolution authorizes the Canopy Board, without further notice to or approval of the Canopy Shareholders, to revoke the Canopy Shareholder Resolution at any time prior to the Initial Effective Time if they decide not to proceed with the Arrangement and the CBG Amendments.

The Canopy Board (with the exception of the Canopy Abstaining Directors) has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Canopy Shareholders vote FOR the Canopy Shareholder Resolution. See “The Arrangement – Reasons for the Recommendation of the Canopy Board”.

Acreage Shareholder Approval

At the Acreage Meeting, Acreage Shareholders will be asked to approve the Arrangement Resolution. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast by holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, each voting as a separate class; and (ii) a simple majority of the votes cast by holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Acreage Meeting, voting as a single class, excluding the votes cast in respect of Acreage Shares held by any interested party, any related party of an interested party or any joint actor (as such terms are defined in MI 61-101) and such other Acreage Shareholders excluded by MI 61-101. Since all holders of Acreage Multiple Voting Shares are “interested parties” for purposes of MI 61-101, the votes of all holders of Acreage Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. In addition, the votes attaching to the Proportionate Voting Shares held by certain “interested parties” will also be excluded for the purposes of determining whether “minority approval” has been obtained.

Pursuant to an application made to the Ontario Securities Commission, as principal regulator, Acreage obtained an order from the Ontario Securities Commission dated May 17, 2019 exempting Acreage from the requirements in subsection 8.1(1) of MI 61-101 to obtain minority approval for the Arrangement from the holders of each affected class of Acreage Shares, in each case voting separately as a class. Accordingly, the holders of Acreage Subordinate Voting Shares and Acreage Proportionate Voting Shares will vote together as a single class.

Should the Acreage Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Acreage Board, without further notice to or approval of the Acreage Shareholders, to revoke the Arrangement Resolution at any time prior to the Initial Effective Time if they decide not to proceed with the Arrangement.

Court Approvals

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, on May 17, 2019, Acreage obtained the Interim Order providing for the calling and holding of the Acreage Meeting and other procedural matters.

Under the Arrangement Agreement, Acreage is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the approval of the Arrangement Resolution by Acreage Shareholders at the Acreage Meeting and the approval of the Canopy Shareholder Resolution by Canopy Shareholders at the Canopy Meeting. The Court hearing in respect of the Final Order is expected to take place on or about June 21, 2019 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as is reasonably practicable.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the BCBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court may approve the Plan of Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Canopy and/or Acreage may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Certain Regulatory Approvals

HSR Approval

Pursuant to the HSR Act, certain transactions, including the Acquisition, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission and the Antitrust Division of the Department of Justice. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the Federal Trade Commission or Department of Justice issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

At some time after the Initial Effective Date but prior to completion of the Acquisition, Acreage and Canopy will file a Notification and Report Form pursuant to the HSR Act. Acreage and Canopy have agreed to use their respective commercially reasonable efforts to obtain and maintain all regulatory approvals required to complete the Acquisition. In furtherance of the foregoing, at an appropriate time prior to completion of the Acquisition, Acreage and Canopy have agreed to prepare and file a Notification and Report Form pursuant to the HSR Act.

Stock Exchange Listing Approval and Delisting Matters

The Canopy Shares currently trade on the TSX under the symbol “WEED” and NYSE under the symbol “CGC”. Canopy has applied to the TSX and NYSE, as applicable, (a) to list the Consideration Shares; (b) to list the Canopy Shares issuable upon (i) exercise of the Replacement Securities issued pursuant to the Plan of Arrangement; and (ii) exchange or redemption, as applicable, of the High Street Units and USCo2 Shares, with effect promptly following the Acquisition Effective Time; (c) to list the Top-Up Shares; and (d) for approval of the CBG Amendments.

Pursuant to the Consent Agreement, it is a condition to closing of the Arrangement that Canopy will have obtained approval of (a) the TSX for (i) the listing of the Top-Up Shares; and (ii) the CBG Amendments; and (b) the NYSE for the listing of the Top-Up Shares. It is also a condition to completion of the Acquisition that Canopy will have obtained approval of the stock exchange(s) on which the Canopy Shares are listed of (x) the listing of the Consideration Shares, the Canopy Shares issuable in exercise of the Replacement Securities and the Canopy Shares issuable upon exchange or redemption, as applicable, of the High Street Units and USCo2 Shares, subject only to customary listing conditions; and (y) the consummation of the Acquisition. Following the Initial Effective Date, the Canopy Shares will remain listed on the TSX and the NYSE. As of the date of this Circular, Canopy has received conditional approval of the TSX (a) to list the Consideration Shares, the Canopy Shares issuable pursuant to the exercise of the Replacement Securities and the Canopy Shares issuable upon the exchange or redemption, as applicable, of the High Street Units and the USCo2 Shares; (b) to list the Top-Up Shares; and (c) of the CBG Amendments.

The Acreage Shares currently trade on the CSE under the symbol “ACRG.U”, are quoted on the OTCQX under the symbol “ACRGF” and are traded on the Open Market of the Frankfurt Stock Exchange under the symbol “0VZ”. It is a condition to implementation of the Arrangement that Acreage will have obtained approval of the CSE in respect of the Arrangement. Following the Initial Effective Date, the Acreage Subordinate Voting Shares will remain listed on the CSE, the OTCQX and the Frankfurt Stock Exchange. Canopy intends to have the Acreage Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange and each other exchange upon which the Acreage Shares are listed, posted for trading or quoted as promptly as possible following the Acquisition Effective Date.

Canadian Securities Law Matters

Status Under Canadian Securities Laws

Canopy is a reporting issuer in each of the provinces of Canada, other than Quebec. Following the Initial Effective Date, Canopy will remain a reporting issuer in such jurisdictions.

Acreage is a reporting issuer in the Provinces of Ontario and British Columbia. Following the Initial Effective Date, Acreage will remain a reporting issuer in such jurisdictions. Subject to applicable Laws, Canopy will apply promptly following the Acquisition Effective Time to the applicable Canadian Securities Authorities to have Acreage cease to be a reporting issuer.

Distribution of Canopy Shares under Canadian Securities Laws

The distribution of the Canopy Shares in connection with the Acquisition will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws.

Multilateral Instrument 61-101

Canopy is subject to MI 61-101, which governs certain transactions that raise the potential for conflicts of interest, specifically issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to ensure that all securityholders are treated in a manner that is fair and that is perceived to be fair with respect to these transactions.

As previously described in this Circular, the CBG Amendments constitute a “related party transaction” within the meaning of MI 61-101 because the CBG Group is a related party of Canopy (as defined in MI 61-101) and the CBG Amendments involve the amendment of the terms of a security of Canopy that is owned by the CBG Group. As of the Announcement Date, the CBG Group held 35.75% of the issued and outstanding Canopy Shares on a non-diluted basis and CBG was the sole beneficial owner of the Canopy Warrants.

Pursuant to MI 61-101, a formal valuation and minority shareholder approval must be obtained for related party transactions unless, in each instance, an exemption from such requirement is available. Canopy is relying on the exemptions from the formal valuation requirement and the minority approval requirement pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the CBG Amendments is below 25% of Canopy’s market capitalization as determined in accordance with MI 61-101. There is no prior valuation in respect of Canopy, the existence of which is known, after reasonable inquiry, to Canopy or to any director or senior officer of Canopy. Nevertheless, Canopy is seeking minority shareholder approval under the TSX Company Manual for the Canopy Shareholder Resolution (see “Regulatory Matters and Approvals – Shareholder Approvals – Canopy Shareholder Approval”).

Interests of Certain Persons

Except as otherwise disclosed in this Circular, no director or executive officer of Canopy who has held such position at any time since the beginning of Canopy’s last financial year or any associate or affiliate has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

U.S. Securities Law Matters

The Canopy Shares issuable to Acreage Holders as part of the Acquisition have not been and will not be registered under the U.S. Securities Act or any state Securities Laws, and such Canopy Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on May 17, 2019 and, subject to the approval of the Arrangement Resolution by the Acreage Shareholders, and the approval of the Canopy Shareholder Resolution by the Canopy Shareholders, among other things, a hearing for a Final Order approving the Plan of Arrangement will be held on or about June 21, 2019 by the Court. See “The Arrangement – Court Approval and Completion of the Arrangement”. All Acreage Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Canopy Shares issuable in connection with the Acquisition.

The Canopy Shares to be received by Acreage Holders upon the completion of the Acquisition may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 promulgated under the U.S. Securities Act) of Canopy at the time of such resale or who have been affiliates of Canopy within 90 days before such resale (collectively, the “Canopy Affiliates”). Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Persons who receive

Canopy Shares upon the completion of the Acquisition who are Canopy Affiliates, may resell those Canopy Shares in accordance with the volume limitations and other requirements of Rule 144 promulgated under the U.S. Securities Act.

RISK FACTORS

Risk Factors Relating to the Arrangement

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement, the possibility of failure to complete the Arrangement and the post-Acquisition business and operations of Canopy.

Conditions Precedent to the Initial Effective Time

The occurrence of the Initial Effective Time is subject to certain conditions, including, among other things, approval of the Canopy Shareholder Resolution by Canopy Shareholders, approval of the Arrangement Resolution by Acreage Shareholders and receipt of the Arrangement Regulatory Approvals. Canopy and Acreage have not yet obtained certain Arrangement Regulatory Approvals, all of which are required in advance of the Initial Effective Time. The regulatory approval processes may take a lengthy period of time to complete, which could delay implementation of the Arrangement. In addition, the Initial Effective Time is conditional on, among other things, no action or circumstance occurring that would result in an Acreage Material Adverse Effect or a Canopy Material Adverse Effect.

Certain of these conditions are outside of the control of Canopy. There can be no certainty, nor can Canopy provide any assurance, that all conditions precedent will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Canopy Shares may be materially adversely affected. In such events, Canopy’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Canopy would remain liable for costs relating to the Arrangement.

Termination of Arrangement Agreement

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Canopy and Acreage has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Canopy provide any assurance, that the Arrangement Agreement will not be terminated by either Canopy or Acreage before the implementation of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Canopy Shares or otherwise adversely affect Canopy’s business. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Deadline to Complete the Arrangement

Either Canopy or Acreage may terminate the Arrangement Agreement if the Arrangement has not been completed by the Effective Time Outside Date and the Parties do not mutually agree to extend the Initial Effective Time Outside Date in the Arrangement Agreement.

Securities Class Actions and Derivative Lawsuits

Canopy and Acreage may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Canopy and Acreage seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Canopy and Acreage. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Canopy to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Canopy’s business, financial condition and results of operations.

Transaction Fees and Expenses

Canopy and Acreage have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by Canopy during the course of the Acquisition Interim Period and following completion of the Acquisition. If the Arrangement is not completed, Canopy will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on Canopy’s future results of operations, cash flows and financial condition.

Attention of Management

The pending Arrangement could cause the attention of Canopy’s management to be diverted from the day-to-day operations of Canopy. These disruptions could be exacerbated by a delay in the implementation of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Canopy if the Arrangement is not completed, and on the business of Canopy following the Acquisition Effective Date.

Financial Projections

The Canopy Board considered, among other things, certain projections, prepared by Canopy management, with respect to each of Acreage (the “Acreage Projections”) and Canopy (the “Canopy Projections”, together with the Acreage Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such projections were prepared. Canopy does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Canopy’s and Acreage’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Canopy and Acreage, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected.

The Projections were prepared by Canopy management for internal use and to, among other things, assist Canopy in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither KPMG LLP, Canopy’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

Due Diligence

While Canopy conducted due diligence with respect to entering into the Arrangement Agreement with Acreage, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Acreage for which Canopy is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Canopy’s financial performance and results of operations. It is currently anticipated that the Arrangement will be accretive; however, the outcome of such a transaction may be materially different, particularly given the potential time between the Initial Effective Time and the Acquisition Effective Time. Canopy could encounter additional transaction and enforcement-related costs and may fail to realize all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Canopy’s business, financial condition and results of operations.

Potential payments to Dissenting Acreage Shareholders

Acreage Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Acreage Shares in cash. If Dissent Rights are properly exercised in respect of a significant number of Acreage Shares, Canopy will be obliged under the Arrangement Agreement to make a substantial cash payment to such Acreage Shareholders, which could have an adverse effect on Canopy’s financial condition and cash resources. Further, Canopy’s obligation to complete the Arrangement is conditional upon Acreage Shareholders holding no more than 5% of the outstanding Acreage Shares, on a Fully Diluted Basis, having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if holders of Acreage Shares exercise Dissent Rights in respect of more than 5% of the outstanding Acreage Shares.

Risk Factors Relating to the Acquisition

Conditions Precedent to the Acquisition Effective Time

The occurrence of the Acquisition Effective Time is subject to certain conditions, including, among other things, the occurrence or waiver, at the discretion of Canopy, of the Triggering Event and the receipt of the Acquisition Regulatory Approvals. It is also a condition that the stock exchange(s) on which the Consideration Shares are listed will have approved the listing of the Consideration Shares, subject only to customary listing conditions. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Acquisition.

Certain of these conditions, including the occurrence of the Triggering Event Date, are outside of the control of Canopy. There can be no certainty, nor can Canopy provide any assurance, that all conditions precedent will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Acquisition may not be completed. If, for any reason, the Acquisition is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Canopy Shares may be materially adversely affected. In such events, Canopy’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Canopy would remain liable for costs relating to the Arrangement and will have already paid the Aggregate Option Premium to Acreage Holders (other than holders of unvested Profit Interests).

Exchange Ratio Risks

The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Canopy Shares or Acreage Subordinate Voting Shares. The market price of the Canopy Shares or Acreage Subordinate Voting Shares could each fluctuate significantly prior to the Acquisition Effective Date in response to various factors and events, including, without limitation, the differences between Canopy’s and Acreage’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Canopy Shares that Acreage Shareholders may receive on the Acquisition Effective Date. There can also be no assurance that the trading price of the Canopy Shares will not decline following the completion of the Acquisition. Accordingly, the market value represented by the Exchange Ratio will also vary.

Market Overhang Risk

On completion of the Acquisition, a significant number of additional Canopy Shares will be issued and available for trading in the public market. The increase in the number of Canopy Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Canopy Shares.

No Control over the Operations of Acreage

During the Acquisition Interim Period, Canopy will not be involved in the ownership or operation of and has limited contractual rights relating to the operations of Acreage. Acreage will generally have the power to determine the manner in which its business is developed, expanded and operated. The interests of Canopy and Acreage may not always be aligned. As a result, the benefits to Canopy from the Acquisition will be dependent upon the activities of Acreage, which creates the risk that at any time Acreage may: (i) have business interests or targets that are inconsistent with those of Canopy; (ii) take action contrary to Canopy’s policies or objectives; (iii) be unable or unwilling to fulfill its obligations under the Arrangement Agreement; or (iv) experience financial, operational or other difficulties, including insolvency. There is also the risk that Acreage may not comply with applicable Laws. There can be no assurance that Acreage will ultimately meet forecasts or targets. Canopy must rely on the accuracy and timeliness of the public disclosure and other information it receives from Acreage. If the information contains material inaccuracies or omissions, Canopy’s ability to accurately forecast or achieve its stated objectives may be materially impaired. Any adverse impact on the business, financial condition or operations of Acreage may have a material adverse effect on Canopy.

Restrictive Covenants

The Arrangement Agreement restricts Canopy from completing certain transactions similar to the Arrangement during the Acquisition Interim Period. These restrictions may prevent Canopy from pursuing certain business opportunities that may arise prior to the Acquisition Effective Time.

Risk Relating to the Business of Canopy

Please refer to “Appendix C – Information Concerning Canopy” for additional risks with respect to the business and affairs of Canopy.

Risks Relating to the Canopy Following Completion of the Acquisition

Please refer to “Appendix D – Information Concerning Canopy Following Completion of the Acquisition” for additional risks with respect to the business and affairs of Canopy following completion of the Acquisition.

TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Canopy Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Canopy on its SEDAR profile at www.sedar.com.

In reviewing the Arrangement Agreement and this summary, please remember that they have been included to provide Canopy Shareholders with information regarding the terms of the Arrangement Agreement and are not intended to provide any other factual information about Acreage, Canopy or any of their subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

●	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

●

have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

●

may apply standards of materiality in a way that is different from what may be viewed as material by Canopy Shareholders or other investors or are qualified by reference to a Canopy Material Adverse Effect or Acreage Material Adverse Effect, as applicable.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the Announcement Date and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties provided by Acreage and Canopy. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by Canopy and Acreage in connection with negotiating its terms.

The representations and warranties made by Acreage and Canopy relate to, among other things: organization and qualification; authority relative to the Arrangement Agreement; no violation; governmental approvals; capitalization; reporting status and Securities Law matters; U.S. securities matters; filings; sufficiency of funds available; independence of auditors; no undisclosed liabilities; no material change; sufficiency of assets; litigation; product recall; Authorizations; compliance with Laws; restrictions on business activities; and taxes.

The Arrangement Agreement also contains certain representations and warranties made solely by Acreage with respect to, among other things: fairness opinions and directors’ approvals; subsidiaries; financial statements; internal controls and financial reporting; books and records; minute books; data privacy and security; property; material contracts; environmental matters; employment and labour matters; acceleration of benefits; intellectual property; related party transactions; brokers; insurance; agreements with securityholders; audit committee; accuracy of information; and licenses and permits; and made solely by Canopy with respect to product recalls.

Covenants

Conduct of Business of Acreage

The Arrangement Agreement includes a general covenant by Acreage in favour of Canopy that, during the Acquisition Interim Period, except with the prior written consent of Canopy, as expressly required or permitted under the Arrangement Agreement, as required by applicable Law, or as expressly contemplated by the Acreage Disclosure Letter, Acreage will, and will cause each of its subsidiaries to, (a) conduct business only in the ordinary course and in accordance with, in all material respects, all applicable Laws, with the exception of the CSA as it applies to marijuana, and (b) use commercially reasonable efforts to maintain and preserve its and their business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other persons with which Acreage or any of its subsidiaries has material business relations.

Without limiting the generality of the foregoing, Acreage has agreed it will not and will not permit any of the Key Subsidiaries to, directly or indirectly, among other things:

(a)	amend its constating documents (or similar organizational documents), except as permitted or required pursuant to the Plan of Arrangement;

(b)	split, combine or reclassify any Acreage Shares or any other securities of Acreage or any of the Key Subsidiaries;

(c)

redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Acreage or any of the Key Subsidiaries, other than pursuant to rights of exchange or redemption attached thereto;

(d)	amend the terms of any of the securities of Acreage or any Key Subsidiary, except as permitted or required pursuant to the Plan of Arrangement;

(e)	reorganize, amalgamate or merge Acreage or any Key Subsidiary;

(f)

undertake any voluntary dissolution, liquidation or winding-up of Acreage or any Key Subsidiary or any other distribution of assets of Acreage or any Key Subsidiary for the purpose of winding-up its affairs;

(g)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acreage or any of the Key Subsidiaries; or

(h)

pledge or otherwise encumber, or authorize the pledge or other encumbrance of any securities of Acreage or any of the Key Subsidiaries, or other rights that are linked to the price or the value of any securities of Acreage or any of the Key Subsidiaries.

In addition, without limiting the generality of the foregoing, Acreage has agreed it will not and will not permit any of its subsidiaries to, directly or indirectly, among other things:

(a)	declare, set aside or pay any dividend or other distribution of any kind or nature in respect of any securities, other than as set out in the Arrangement Agreement;

(b)

make any bonus or similar payment of any kind to any officer, director, employee or consultant that is materially inconsistent with such payments that are made by Canopy, except to the extent that any such payment is made pursuant to the Acreage Equity Incentive Plan or policy approved by the Acreage Board in the ordinary course;

(c)	use commercially reasonable efforts to retain the services of each of the Key Individuals, unless such Key Individual materially breaches his or her employment agreement with Acreage;

(d)	make certain amendments or changes to employee and director compensation, benefit and employment arrangements, as set out in further detail in the Arrangement Agreement;

(e)	make any loan to any officer, director, employee or consultant of Acreage or any of its subsidiaries;

(f)	sell all or substantially all of the assets of Acreage or any of its subsidiaries;

(g)

acquire or dispose of any asset or property to any officer, director, an employee or consultant of Acreage or any of its subsidiaries, subject to certain exceptions set out in the in the Arrangement Agreement;

(h)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acreage or any successor thereto or any subsidiary or affiliate from competing in any manner;

(i)	enter into any contract containing any provision restricting or triggered by the transactions contemplated by the Arrangement Agreement;

(j)

enter into any contract for debt if such contract would (i) be materially inconsistent with market standards for companies operating in the United States cannabis industry; (ii) provide for an event of default, repayment or acceleration on the Initial Effective Date, the Triggering Event Date or the Acquisition Effective Date; (iii) provide for a stated annual interest rate that is more than LIBOR plus 8.0%;

(k)

incur, in the aggregate, debt equal to the greater of (i) US$750,000,000 or (ii) such amount of debt as when issued, would result in a Debt Coverage Ratio (as defined in the Arrangement Agreement) exceeding 1.25:1;

(l)

knowingly take any action or fail to take any action which impact any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted that would cause an Acreage Material Adverse Effect, or fail to prosecute with commercially reasonable due diligence any pending applications for material Authorizations as would have an Acreage Material Adverse Effect;

(m)	abandon or fail to diligently pursue any application for any licences, permits, Authorizations or registrations that would cause an Acreage Material Adverse Effect;

(n)

grant or commit to grant a licence or otherwise transfer abandon, or permit to become abandoned any intellectual property or exclusive rights in or in respect thereof that would reasonably be expected to have an Acreage Material Adverse Effect;

(o)

materially change its business or regulatory strategy, including, without limitation, engaging in any new business, enterprise or other activity that is materially different from the ordinary course of the existing businesses of Acreage; or

(p)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Notwithstanding any other provision therein, nothing contained in the Arrangement Agreement will preclude Acreage and its subsidiaries from completing the sale of real property to arm’s length persons as may be determined by Acreage from time to time, provided that no such sale of real property shall be made for less than the fair market value of such real property.

Acreage has further covenanted and agreed that, during the Acquisition Interim Period, except with the prior written consent of Canopy, Acreage will, and in certain circumstances will cause the Key Subsidiaries to, among other things:

(a)	not merge or amalgamate with any other third-party where Acreage is not the surviving entity;

(b)	use commercially reasonable efforts to preserve its listing on a recognized stock exchange and preserve its status as a reporting issuer not in default in the Province of Ontario;

(c)	do or cause to be done all things necessary to preserve and maintain the existence of Acreage and the Key Subsidiaries;

(d)

not issue additional Acreage Shares or securities convertible, exchangeable or exercisable for or into Acreage Shares, including any Acreage Securities or High Street Units, in excess of the Canopy Approved Share Threshold;

(e)	not issue additional USCo2 Shares or securities convertible, exchangeable or exercisable for or into USCo2 Shares;

(f)	not issue additional High Street Units or securities convertible, exchangeable or exercisable for or into High Street Units for cash proceeds;

(g)

not issue additional Acreage Shares prior to receipt of Acreage Shareholder Approval, unless the acquiror enters into an agreement to vote his or her Acreage Shares in favour of the Arrangement with Canopy, in a form satisfactory to Canopy;

(h)

ensure that any convertible securities issued by Acreage or High Street include customary change of control provisions such that, following the Acquisition Effective Date, holders of such convertible securities will only be entitled to receive such number of Canopy Shares as each holder would have been entitled to receive had the holder exercised, exchanged or convert such convertible security prior to the Acquisition Effective Date;

(i)	immediately notify Canopy of any “material change” (as defined in the Securities Act) in relation to Acreage on a consolidated basis;

(j)

notify Canopy at least five Business Days prior to entering into any contract with respect to the disposition of any real property or with respect to any business combination, merger or acquisition of assets, in each case with a value of at least US$20,000,000; and

(k)

provide Canopy with a summary of information and materials provided to the Acreage Board in connection with meetings of the Acreage Board, subject to certain exceptions set out in the Arrangement Agreement.

Acreage has also covenanted and agreed that:

(a)

it will not issue any securities during the period from the date a Canopy Call Option Exercise Notice or Triggering Event Notice, as the case may be, is delivered to the Depositary until the earliest of the: (i) Acquisition Effective Time, (ii) Acquisition Closing Outside Date, and (iii) termination of the Arrangement Agreement in accordance with its terms;

(b)

it will not, as part of the Arrangement or at any time following the Initial Effective Date, require or permit holders of Acreage Shares, High Street Units or USCo2 Shares to contribute to Acreage or any subsidiary the Option Premium received from Canopy pursuant to the Arrangement; and

(c)

for the purposes of maintaining the business and operations of Acreage in the ordinary course prior to the Acquisition Effective Date, Acreage will not, and will not permit any of its subsidiaries to, operate outside of the United States, including the sale of any cannabis, cannabis accessory or other product in relation thereto.

Conduct of Business of Canopy

Canopy has agreed that, during the Acquisition Interim Period, it shall not, and shall not permit any of the subsidiaries of Canopy, to:

(a)

except with the prior written consent of Acreage, operate within the United States in violation of applicable Laws as they apply to marijuana unless and until Canopy has waived the Triggering Event in accordance with the Plan of Arrangement and delivered the Canopy Call Option Exercise Notice to the Depositary, which shall not include activities involving cannabinoids derived from hemp (as defined in U.S. federal law) or licensing arrangements related to use of product-based intellectual property such as vape-filling or beverage-based IP;

(b)

except with the prior written consent of Acreage, conditionally acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other person with operations in more than one state of the United States unless the operations of such person are in material compliance with applicable Laws, as determined by Canopy, acting reasonably (including, for greater certainty, the CSA as it applies to marijuana); or

(c)

except with the prior written consent of Acreage, not to be unreasonably withheld or delayed, directly or indirectly acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other person with operations in a single state of the United States unless the operations of such person are in material compliance with applicable Laws, as determined by Canopy, acting reasonably (including, for greater certainty, the CSA as it applies to marijuana).

Covenants Regarding the Arrangement

Acreage and Canopy have each agreed to (and agreed to cause its affiliates to) use commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under applicable Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, including using commercially reasonable efforts to:

(a)

satisfy, or cause the satisfaction of, all conditions precedent to be fulfilled by it in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(b)

as soon as practicable following execution of the Arrangement Agreement (and in each case, on terms reasonably satisfactory to Canopy), obtain and maintain certain third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations;

(c)

at any time following the Announcement Date and, in any event, not later than as soon as practicable following the exercise or deemed exercise of the Canopy Call Option (and in each case, on terms reasonably satisfactory to Canopy), obtain and maintain certain third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations;

(d)

oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement or the Acquisition, as applicable, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(e)

revise each of the High Street Operating Agreement, the USCo2 constating documents and the Tax Receivable Agreement as mutually agreed between Acreage and Canopy in accordance with the principal terms set forth in the Arrangement Agreement;

(f)

not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the Acquisition, as applicable, or the transactions contemplated by the Arrangement Agreement; and

(g)

at any time following the Announcement Date and, in any event, not later than following the exercise or deemed exercise of the Canopy Call Option, satisfy, or cause the satisfaction of, all of the Acquisition Closing Conditions.

Regulatory Approvals

Canopy and Acreage have each agreed that, as soon as reasonably practicable after the Announcement Date, it will, or where appropriate, both Parties will jointly, at the appropriate times, seek to obtain the Arrangement Regulatory Approvals and make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and will use its best efforts to obtain and maintain the

Acquisition Regulatory Approvals and any other Regulatory Approvals deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under the Arrangement Agreement in connection with the completion of the Acquisition.

Canopy and Acreage have agreed to cooperate with one another in connection with obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals and to keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals.

Canopy and Acreage have each agreed to promptly notify the other Party if it becomes aware that any application, filing, document or other submission for any Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval contains a misrepresentation (or was obtained following the submission of any application, filing, document or other submission containing a misrepresentation, such that an amendment or supplement may be necessary or advisable). In such case, Acreage or Canopy, as applicable, will, in consultation with and subject to the prior approval of the other Party, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

Canopy and Acreage have agreed to request that the Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval.

Each of Canopy and Acreage must promptly notify the other Party if it becomes aware that an Acquisition Regulatory Approval will not be granted and in respect of which the failure to obtain same would result the failure to satisfy an Acquisition Closing Condition.

Stock Exchange Matters

Subject to applicable Laws, Canopy and Acreage have agreed to use their commercially reasonable best efforts promptly following the Acquisition Effective Time to cause the Acreage Shares to be de-listed from the CSE and the Consideration Shares, together with such other Canopy Shares issuable upon exercise or vesting, as applicable, of Replacement Options, Replacement RSUs and Replacement Compensation Options and the exchange or redemption, as applicable, of High Street Units and USCo2 Shares, to be listed on the TSX and the NYSE, or such other recognized stock exchange(s) on which the Canopy Shares are then listed, with effect promptly following the Acquisition Effective Time.

Board of Directors and Officers

Prior to the Acquisition Effective Time, Acreage has agreed to use its best efforts to cause, and to cause each of its subsidiaries to use their respective best efforts to cause, all directors and officers of Acreage and the subsidiaries of Acreage to provide resignations and mutual releases or, failing which, Acreage shall terminate, or cause its subsidiaries to terminate, such officers effective as of the Acquisition Effective Time.

Canopy has agreed that Acreage, the subsidiaries of Acreage and any successor to Acreage (including any surviving corporation) will honour and comply with the terms of the indemnity provisions in Acreage’s Articles and the constating documents of its subsidiaries as of the Announcement Date (and to not take any action to amend such provisions, insofar as they relate to such officers and directors) and all of the severance payment obligations of Acreage or the subsidiaries of Acreage under the existing employment, consulting, change of control and severance agreements of Acreage or the subsidiaries of Acreage that are in effect prior to the Acquisition Effective Time, provided that such indemnity provisions and severance payments were not adopted or entered into by Acreage or its subsidiaries in violation of the Arrangement Agreement. All such obligations to make payments under such indemnity and severance provisions shall be fully and completely disclosed by Acreage to Canopy in writing as they become determinable up until the Acquisition Effective Time. Acreage has agreed to use commercially reasonable efforts to cause the parties receiving severance payments to execute full and final mutual releases releasing each of such party and Acreage and the subsidiaries of Acreage from all liability and obligations owed to one another, including in respect of the change of control entitlements in favour of Acreage and in form and substance satisfactory to Canopy, acting reasonably.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Acquisition Effective Date, Acreage will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Acreage and the subsidiaries of Acreage which are in effect immediately prior to the delivery of a Canopy Call Option Exercise Notice or Triggering Event Notice, as the case may be, to the Depositary, provided that such policies are not materially inconsistent with market standard protections, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Acquisition Effective Date and Canopy will, or will cause Acreage and the subsidiaries of Acreage to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Acquisition Effective Date; provided that Canopy is not required to pay any amounts in respect of such coverage prior to the Acquisition Effective Time and provided further that the cost of such policies will not exceed market standards.

Canopy will, from and after the Acquisition Effective Time, honour all rights to indemnification or exculpation existing as of the Announcement Date in favour of all present and former employees, officers and directors of Acreage and the subsidiaries of Acreage to the extent that they are contained in the constating documents of Acreage or the subsidiaries of Acreage or disclosed in the Acreage Disclosure Letter, and acknowledges that such rights, to the extent they are disclosed in the Acreage Disclosure Letter, will survive unamended the Acquisition Effective Time and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Acquisition Effective Date.

Conditions for Implementation of the Arrangement

Mutual Conditions

The respective obligations of Canopy and Acreage to implement the Arrangement are subject to the satisfaction of the following conditions, each of which may be waived, in whole or in part, by the mutual consent of the Parties:

(a)	the Arrangement Resolution will have been approved and adopted by the Acreage Shareholders at the Acreage Meeting in accordance with the Interim Order and applicable Law;

(b)

each of the Interim Order and the Final Order will have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to either Acreage or Canopy, each acting reasonably, on appeal or otherwise;

(c)

the necessary approval, subject only to customary typical listing conditions, as the case may be, of each of the TSX, NYSE and the CSE will have been obtained, including approval to permit (i) the listing of the Consideration Shares, the Canopy Shares issuable upon conversion, exercise, exchange or redemption, as applicable, of High Street Units, USCo2 Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options; (ii) the issuance of the Replacement Options, Replacement RSUs and Replacement Compensation Options; and (iii) the filing of the Arrangement Filings;

(d)

no Law being in effect or proceeding having otherwise been taken that makes the consummation of the Arrangement illegal or otherwise, directly or indirectly, prohibits or enjoins Acreage or Canopy from consummating the Arrangement, with the exception of the CSA as it applies to marijuana or any other U.S. federal law the violation of which is predicated upon a violation of the CSA as it applies to marijuana;

(e)

the Arrangement Issued Securities will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state Securities Laws;

(f)	Acreage and Canopy will have entered into the License Agreement; and

(g)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Conditions in Favour of Canopy

The obligations of Canopy to implement the Arrangement are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Canopy and may be waived, in whole or in part, by Canopy in its sole discretion:

(a)

the representations and warranties of Acreage set forth in the Arrangement Agreement will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(b)

Acreage will have fulfilled or complied in all material respects with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Initial Effective Time;

(c)

as of the Initial Effective Date, there will be no action or proceeding (whether, for greater certainty, by a Governmental Entity or any person other than Canopy or a subsidiary of Canopy) pending or threatened in any jurisdiction to: (i) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Canopy’s ability to acquire, hold, or exercise full rights of ownership over, any Acreage Shares, including the right to vote the Acreage Shares, with the exception of prohibitions or restrictions contained in the CSA as it applies to marijuana; (ii) prohibit or restrict the Arrangement, or the ownership or operation by Canopy or its subsidiaries of a material portion of the business or assets of Canopy and its subsidiaries, Acreage or any of its subsidiaries, or compel Canopy or its subsidiaries to dispose of or hold separate any material portion of the business or assets of Canopy and its subsidiaries, or Acreage and its subsidiaries as a result of the Arrangement or the transactions contemplated by the Arrangement Agreement, with the exception of prohibitions or restrictions contained in the CSA as it applies to marijuana; or (iii) prevent or materially delay the consummation of the Arrangement, or if the

Arrangement is consummated, have an Acreage Material Adverse Effect or a Canopy Material Adverse Effect;

(d)

all Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings will have obtained or received on terms that are acceptable to Acreage, acting reasonably, and all waiting periods thereunder will have expired or terminated;

(e)	the Canopy Shareholder Resolution will have been approved and adopted by the Canopy Shareholders at the Canopy Meeting;

(f)	from the Announcement Date until the Initial Effective Date, an Acreage Material Adverse Effect will not have occurred;

(g)

no cash distributions on the Acreage Shares, High Street Units or USCo2 Shares, employee compensation adjustments or any grant of equity interests or other share-based compensation (including Acreage Options, Acreage Compensation Options and/or Acreage RSUs) will have been made by Acreage after the Announcement Date prior to the Initial Effective Date, other than as contemplated in the Arrangement Agreement;

(h)	Kevin Murphy will have entered into a Lock-Up and Incentive Agreements with Canopy;

(i)

Dissent Rights will not have been exercised with respect to more than 5% of the issued and outstanding Acreage Shares (assuming all securities convertible, exchangeable or exercisable into Acreage Shares, including the High Street Units, USCo2 Shares, Acreage Compensation Options, Acreage Options and Acreage RSUs have been converted, exchanged or exercised);

(j)

the High Street Operating Agreement and USCo2 constating documents will have been amended as mutually agreed between Acreage and Canopy, each acting reasonably, in accordance with the principal terms set forth in Exhibit 1 to the Arrangement Agreement; and

(k)

the Tax Receivable Agreement will have been revised as mutually agreed between Acreage and Canopy, each acting reasonably, in accordance with the principal terms set forth in Exhibit 2 to the Arrangement Agreement.

Conditions in Favour of Acreage

The obligations of Acreage to complete the Arrangement are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Acreage and may be waived, in whole or in part, by Acreage in its sole discretion:

(a)

the representations and warranties of Canopy set forth in the Arrangement Agreement will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(b)

Canopy will have fulfilled or complied in all material respects with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Initial Effective Time;

(c)

all Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings will have been obtained or received on terms that are acceptable to Canopy, acting reasonably;

(d)	from the Announcement Date, a Canopy Material Adverse Effect will not have occurred; and

(e)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Initial Effective Time), Canopy will have deposited or caused to be deposited with the Payment Agent in escrow, the Aggregate Option Premium to be paid pursuant to the Arrangement.

Conditions for Completion of the Acquisition

Conditions in Favour of Canopy

Following the Initial Effective Time, the obligations of Canopy to exercise the Canopy Call Option after the Triggering Event Date and complete the Acquisition are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Canopy and may be waived, in whole or in part, by Canopy in its sole discretion:

(a)

the Material Representations will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time, except if the failure of such representations and warranties to be true would not reasonably be expected to result in an Acreage Material Adverse Effect;

(b)	all material Acquisition Regulatory Approvals will have been obtained or received on terms that are acceptable to Canopy, acting reasonably;

(c)

no Law will be in effect and no proceeding having otherwise been taken that makes the consummation of the Acquisition illegal or otherwise, prohibits or enjoins Acreage or Canopy from consummating the Acquisition;

(d)

Acreage and each of its subsidiaries will be in compliance with all applicable Laws, in all material respects in each jurisdiction in which it carries on business, provided that Acreage and each of its subsidiaries will be in compliance with all applicable Laws with respect to marijuana, except where any non-compliance would not have a material and adverse effect on Acreage or any of its subsidiaries, and except that if Canopy has waived the Triggering Event to exercise the Canopy Call Option, Acreage and each of its subsidiaries will not be required to be in compliance with the CSA as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the CSA as it applies to marijuana;

(e)

subject to the terms of the Arrangement Agreement, Acreage will have completed such Pre-Acquisition Reorganizations as may have been requested by Canopy in accordance with the Arrangement Agreement so as to ensure that, as a result of the Acquisition, Acreage will not be in default, or subject to the revocation, of Authorizations that have been issued to Acreage which would otherwise cause an Acreage Material Adverse Effect;

(f)	Acreage will not have been subject to an insolvency event during the Acquisition Interim Period which remains uncured as of the Acquisition Effective Time;

(g)	Acreage’s debt-to-equity ratio at the Acquisition Effective Time, calculated in accordance with the terms of the Arrangement Agreement, will be 0.5:1.0 or less; and

(h)

Acreage will have fulfilled or complied with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Acquisition Effective Time, except where any failure to perform any such obligations or covenants would not, individually or in the aggregate, be reasonably expected to have a material adverse impact on Acreage.

Conditions in Favour of Acreage

Following the Initial Effective Time, the obligations of Acreage to complete the Acquisition are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Acreage and may be waived, in whole or in part, by Acreage in its sole discretion:

(a)

all Acquisition Regulatory Approvals, the failure of which to obtain would, individually or in the aggregate, be reasonably expected to have a Canopy Material Adverse Effect or would be reasonably expected to be material and adverse to the Acreage Securityholders, will have been obtained or received on terms that are acceptable to Acreage, acting reasonably;

(b)	Canopy will have deposited or caused to be deposited with the Depositary in escrow, the consideration to be issued pursuant to the Acquisition;

(c)	Canopy will not have been subject to an insolvency event during the Acquisition Interim Period which remains uncured as of the Acquisition Effective Time;

(d)	Canopy will have fulfilled or complied in all material respects with its covenants regarding acquisitions and operations in the United States contained in the Arrangement Agreement; and

(e)

all (i) Consideration Shares; (ii) Canopy Shares issuable upon exchange or redemption of High Street Units and USCo2 Shares; and (iii) Canopy Shares issuable upon exercise of Replacement Compensation Options, Replacement RSUs and Replacement Options, or to the extent applicable, any shares or securities to be issued as consideration in accordance with the provisions of the Arrangement Agreement, to be issued pursuant to the Acquisition, will be approved for listing on a recognized stock exchange, subject only to the satisfaction of the customary listing conditions of such stock exchange, and not subject to resale restrictions in Canada by the recipients thereof.

Notice and Cure

The Arrangement Agreement provides that each Party will provide the other Party with notice of certain actual or potential breaches of the Arrangement Agreement or the occurrence of an Acreage Material Adverse Effect (in the case of Acreage) or a Canopy Material Adverse Effect (in the case of Canopy) at any time from the Announcement Date to the Initial Effective Time or to the Acquisition Effective Time, as applicable. If any such notice is delivered by a Party and the breaching Party proceeds diligently to cure such matter and such matter is capable of being cured prior to the Initial Effective Time Outside Date (with any intentional breach being deemed to be incurable), the first Party may not terminate the

Arrangement Agreement as a result of such actual or potential breach or an Acreage Material Adverse Effect (in the case of Canopy) or a Canopy Material Adverse Effect (in the case of Acreage) until the earlier of (a) the Initial Effective Time Outside Date, and (b) the expiration of a period of 10 Business Days from receipt of the notice of breach by the breaching Party, and then only if such matter has not been cured by such date and is incapable of being cured by the Initial Effective Time Outside Date.

Additional Covenants Regarding Non-Solicitation

Acreage has agreed that, except as expressly provided in the Arrangement Agreement, Acreage and its subsidiaries, will not, directly or indirectly, through any Representative, or otherwise, and will not permit any such person to:

(a)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Acreage or any subsidiary of Acreage or entering into any form of agreement, arrangement or understanding), any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Canopy) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

(c)	make or propose publicly to make a Change in Recommendation,

provided, however, that nothing contained in the Arrangement Agreement shall prevent Acreage from, and Acreage shall be permitted: (i) to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal after the Announcement Date and prior to the Acreage Meeting, that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement and subject to Acreage’s compliance with the notification provisions provided in the Arrangement Agreement, that the Acreage Board has determined constitutes or could reasonably be expected to result in a Superior Proposal; or (ii) provide information and access to properties, facilities, books or records of Acreage pursuant to the provisions of the section below entitled “Responding to an Acquisition Proposal”.

Acreage has agreed that it will, and will cause its subsidiaries and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the Announcement Date with any person (other than Canopy) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Acreage has agreed to discontinue access to and disclosure of all information and records of Acreage or its subsidiaries. Acreage has further agreed that it will continue to enforce all confidentiality, standstill, use, business purpose or similar covenants to which third parties are subject.

Notification of Acquisition Proposal

Acreage has agreed that if it or any of its subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Acreage or any of its subsidiaries, Acreage: (a) will promptly notify Canopy of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition

Proposal, inquiry, proposal, offer or request, and will provide Canopy with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal, from or on behalf of any such person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as Canopy may reasonably request; and (b) may contact the person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to lead to, a Superior Proposal.

Acreage has agreed to keep Canopy promptly and fully informed of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and to provide to Canopy copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to Acreage by or on behalf of any person making such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

If, prior to obtaining the Acreage Shareholder Approval, Acreage receives an unsolicited written Acquisition Proposal, Acreage may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Acreage or any subsidiaries of Acreage, if and only if:

(a)

the Acreage Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the fiduciary duties of such directors under applicable Law;

(b)

such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Acreage or any subsidiaries of Acreage;

(c)	the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by Acreage of the non-solicitation provisions of the Arrangement Agreement;

(d)	Acreage enters into an Acceptable Confidentiality Agreement; and

(e)

Acreage promptly provides Canopy with: (i) prior written notice stating Acreage’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; (ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the Acceptable Confidentiality Agreement; and (iii) any non-public information concerning Acreage and any subsidiaries of Acreage requested by and provided to such other person which was not previously provided to Canopy or Canopy’s Representatives, provided, however, that Acreage may only provide the person making the Acquisition Proposal with access to and disclosure of information for a period of 10 Business Days. On the tenth Business Day after such person is first afforded access to the books, records and personnel of Acreage, Acreage will discontinue access to and disclosure of all information, including the Acreage data room and any confidential information, properties, facilities, books and records of Acreage or any subsidiary of Acreage.

Right to Match

If, prior to obtaining the Acreage Shareholder Approval, Acreage receives an Acquisition Proposal that constitutes a Superior Proposal, the Acreage Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, business purpose or similar restriction;

(b)	the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by Acreage of the non-solicitation provisions of the Arrangement Agreement;

(c)

Acreage has delivered to Canopy a written notice of the determination of the Acreage Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Acreage Board to make a Change in Recommendation and approve, recommend or enter into such definitive agreement promptly following the making of such determination (the “Superior Proposal Notice”);

(d)	Acreage or its Representatives has provided Canopy with a copy of the proposed definitive agreement for the Superior Proposal;

(e)

at least five full Business Days (the “Matching Period”) have elapsed from the date on which Canopy has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the Superior Proposal from Acreage;

(f)

during any Matching Period, Canopy has been afforded the opportunity, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the Matching Period, the Acreage Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, as compared to the terms of the Arrangement as proposed to be amended by Canopy);

(h)

the Acreage Board has determined, in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal remains a Superior Proposal as compared to the Arrangement as proposed to be amended by Canopy and that it is necessary for the Acreage Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to Acreage;

(i)	Acreage terminated the Arrangement Agreement pursuant to the terms of the Arrangement Agreement; and

(j)	Acreage has previously, or concurrently will have, paid to Canopy the Termination Fee.

Acreage has agreed that, during the Matching Period, or such longer period as Acreage may approve in writing for such purpose: (a) the Acreage Board will review any offer made by Canopy to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Acreage will, and will cause its Representatives to, negotiate in good faith with Canopy to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Canopy to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Acreage Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Acreage will promptly so advise Canopy and the Parties will amend the Arrangement Agreement to reflect such offer made by Canopy, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Acreage Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and Canopy will be afforded a new five Business Day Matching Period from the date on which Canopy has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the new Superior Proposal from Acreage.

If Acreage provides a Superior Proposal Notice to Canopy after a date that is less than 10 Business Days before the Acreage Meeting, Acreage will either proceed with or will postpone or adjourn the Acreage Meeting, as directed by Canopy acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Acreage Meeting, but in any event to a date that is not less than five Business Days prior to the Initial Effective Time Outside Date. Nothing contained in the Arrangement Agreement will limit in any way the obligation of Acreage to convene and hold the Acreage Meeting in accordance with the Arrangement Agreement while the Arrangement Agreement remains in force.

Nothing contained in the Arrangement Agreement will prevent the Acreage Board from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal.

Termination of Arrangement Agreement

The Arrangement Agreement is effective from April 18, 2019 until the earliest of (i) the Acquisition Effective Date, (ii) the Acquisition Closing Outside Date, and (iii) the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Initial Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either Acreage or Canopy if:

(i)

Acreage Shareholder Approval is not obtained at the Acreage Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain Acreage Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(ii)

Canopy Shareholder Approval is not obtained at the Canopy Meeting in accordance with applicable Law, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain Canopy Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(iii)

if any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Acreage or Canopy from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal, overturn or otherwise render such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)

if the Initial Effective Time does not occur on or prior to the Initial Effective Time Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Initial Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	Acreage if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Canopy under the Arrangement Agreement occurs that would cause certain conditions for the exclusive benefit of Acreage not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Initial Effective Date Outside Date; provided that Acreage is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any such condition for the exclusive benefit of Acreage not to be satisfied;

(ii)

the Acreage Board approves and authorizes Acreage to enter into a binding written agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement), subject to compliance with Acreage’s non-solicitation covenants in all material respects and provided, however, that no such termination will be effective unless and until Acreage has paid the Termination Fee to Canopy;

(iii)	there has occurred and is continuing a Canopy Material Adverse Effect; or

(d)	Canopy if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acreage under the Arrangement Agreement occurs that would cause certain conditions for the exclusive benefit of Canopy not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Initial Effective Time Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that Canopy is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition for the exclusive benefit of Canopy not to be satisfied;

(ii)	the Acreage Board or any committee of the Acreage Board makes a Change in Recommendation; or

(iii)	there has occurred and is continuing an Acreage Material Adverse Effect.

Between the Initial Effective Time and the Acquisition Effective Time, the Arrangement Agreement may be terminated by the mutual written agreement of the Parties.

Termination Fee

The Termination Fee is payable by Acreage to Canopy in the event that:

(a)	Canopy terminates the Arrangement Agreement due to a Change in Recommendation;

(b)	Acreage terminates the Arrangement Agreement where the Acreage Board approves and authorizes Acreage to enter into a binding written agreement with respect to a Superior Proposal; or

(c)

the Arrangement Agreement is terminated by Acreage or Canopy due to the failure to obtain Acreage Shareholder Approval at the Acreage Meeting or the Initial Effective Time not occurring on or prior to the Initial Effective Time Outside Date, or by Canopy if Acreage is in breach of its representations, warranties or covenants under the Arrangement Agreement, if: (i) prior to such termination, an Acquisition Proposal is publicly announced or disclosed; and (ii) within 12 months following the date of such termination: (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) above) is consummated by Acreage; or (B) Acreage, or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination); provided that for purposes of this provision, references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “50% or more”.

Expenses of the Arrangement

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, shall be paid by the party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.

Expense Reimbursement

The Expense Reimbursement Fee is payable by Canopy to Acreage in the event that: (a) Acreage terminates the Arrangement Agreement if Canopy is in breach of its representations, warranties or covenants under the Arrangement Agreement that would cause certain conditions for the exclusive benefit of Acreage not to be satisfied; or (b) either Acreage or Canopy terminate the Arrangement Agreement if Canopy Shareholder Approval is not obtained at the Canopy Meeting.

The Expense Reimbursement Fee is payable by Acreage to Canopy in the event that Canopy terminates the Arrangement Agreement if Acreage is in breach of its representations, warranties or covenants under the Arrangement Agreement that would cause certain conditions for the exclusive benefit of Canopy not to be satisfied.

The Acreage Voting and Support Agreements

Pursuant to the Arrangement Agreement, Acreage agreed to deliver the Acreage Voting and Support Agreements from each of the Acreage Locked-Up Shareholders. On April 18, 2019, each of the Acreage Locked-Up Shareholders entered into an Acreage Voting and Support Agreement with Canopy.

The following description of the Acreage Voting and Support Agreement is qualified in its entirety by reference to the full text of the Acreage Voting and Support Agreement, which is attached as Schedule F to the Arrangement Agreement, which has been filed by Canopy on its SEDAR profile at www.sedar.com.

Pursuant to the terms of the Acreage Voting and Support Agreements, each Acreage Locked-Up Shareholder has agreed, subject to the terms and conditions thereof, among other things, to vote all of the Acreage Securities beneficially owned, directed or controlled, directly or indirectly, by such Acreage Locked-Up Shareholder (the “Acreage Subject Shares”) FOR the Arrangement Resolution. For greater certainty, the term Acreage Subject Shares includes all of the Acreage Shares that are acquired or controlled, directly or indirectly, before the Record Date.

Except as otherwise noted in the Acreage Voting and Support Agreements, each Acreage Locked-Up Shareholder has covenanted and agreed that it will:

(a)	at the Acreage Meeting, vote (or cause to be voted) all Acreage Subject Shares FOR the Arrangement Resolution;

(b)

vote (or cause to be voted) all Acreage Subject Shares AGAINST any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)

not sell, transfer or otherwise convey or encumber, or enter into any agreement relating to the sale, transfer or other disposition of, any of the Acreage Subject Shares until earlier of the Initial Effective Date or termination of the Arrangement Agreement;

(d)	not grant any proxies or power of attorney or enter into any voting trust or other voting agreement with respect to the Acreage Subject Shares;

(e)	cooperate with Acreage and Canopy to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(f)	not exercise any rights of appraisal or rights of dissent;

(g)

terminate any solicitation, discussion or other activities with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; and

(h)	subject to the Acreage Locked-Up Shareholders’ fiduciary duties, not, directly or indirectly:

(i)	solicit proxies in opposition to or competition with Canopy’s proposed purchase of the Acreage Shares as contemplated by the Arrangement;

(ii)	assist any person that would compete with, restrain or otherwise interfere with or inhibit Canopy’s proposed purchase of the Acreage Shares;

(iii)	knowingly solicit, initiate, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(v)	encourage any effort or attempt by any other person to do or seek to do any of the foregoing.

Except as otherwise noted in the Acreage Voting and Support Agreements, the Acreage Voting and Support Agreements will be terminated and be of no further force or effect upon the earliest of: (i) mutual agreement of the parties thereto in writing; (ii) the date the Arrangement Agreement is terminated; (iii) the Initial Effective Time; and (iv) the Effective Time Outside Date.

As of the Record Date, the Acreage Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of:

(a)	62,734 Acreage Subordinate Voting Shares, representing approximately 0.1% of the issued and outstanding Acreage Subordinate Voting Shares on a non-diluted basis;

(b)	119,284.51 Acreage Proportionate Voting Shares, representing approximately 16.1% of the issued and outstanding Acreage Proportionate Voting Shares on a non-diluted basis; and

(c)	168,000 Acreage Multiple Voting Shares, representing 100% of the issued and outstanding Acreage Multiple Voting Shares on a non-diluted basis.

As of the Record Date, the Acreage Locked-Up Shareholders beneficially owned, or exercised control or direction over, an aggregate of approximately 86.1% of the votes attached to the Acreage Shares on a non-diluted basis. As of the Record Date, the Acreage Locked-Up Shareholders also beneficially owned, or exercised control or direction over, 18,032,908 High Street Units, 2,385,000 Acreage Options and 1,085,000 Acreage RSUs.

The License Agreement

As a condition to implementation of the Arrangement, Canopy, TS Brandco Inc. (“TS Brandco”), Tweed Inc. (“Tweed”), and Acreage will enter into the License Agreement at the Initial Effective Time. The following description of the License Agreement is qualified in its entirety by reference to the full text of the License Agreement, which is attached as Schedule G to the Arrangement Agreement, which has been filed by Canopy on SEDAR on its profile at www.sedar.com.

Scope of License

TS Brandco and Tweed (together, the “Licensors”) and Canopy will provide Acreage, in consideration for and as a condition precedent to the consummation of the Arrangement between the Parties, with the right (but not the obligation) to use:

(a)	each Licensor’s unique plans and systems for the establishment and operation of retail stores (the “Systems”);

(b)

the Licensor’s respective trademarks, trade names, certification marks, trade dress, other commercial symbols, copyrights, logos and/or other indicia of origin, whether registered or unregistered, and such other trade names, trademarks, symbols, logos, distinctive names, service marks, certification marks, logo designs, insignia related to the Systems which may be designated in writing by a Licensor or Canopy (whether on the initiative of a Licensor, Canopy or at the request of Acreage, such request not to be unreasonably refused by the Licensors and/or Canopy) (the “Trademarks”); and

(c)	Intellectual Property;

in connection with the present or future products, services and business of Acreage relating to the cultivation, distribution, promotion and sale of cannabis, cannabis accessories and non-cannabis merchandise within the United States of America, its territories and possessions, and the District of Columbia (the “Territory”).

Pursuant to the License Agreement, Acreage may, without the consent of Canopy or either Licensor, sublicense use of the Trademarks, Systems and/or Intellectual Property to its affiliates. Acreage is also required to ensure that any sublicensees comply with their obligations under the License Agreement.

Compliance with Applicable Laws

Acreage’s use of the Intellectual Property, Systems, and Trademarks must be in compliance with all applicable Laws, with the exception of the CSA as it applies to cannabis, and any other federal law of the United States from time to time, the violation of which is predicated upon a violation of the CSA as it applies to cannabis (collectively, the “Federal Cannabis Laws”).

Acreage must also not establish or operate retail stores selling cannabis or otherwise sell cannabis for recreational or medicinal purposes using the Intellectual Property, Systems, and Trademarks in jurisdictions within the Territory where the sale of cannabis for such purposes violates applicable Laws, with the exception of Federal Cannabis Laws.

Compliance with Licensor’s Standards

Acreage will be required to comply with the specifications and service and quality standards of Canopy and/or the Licensors, as may be updated from time to time (collectively the “Standards”) applicable to the Intellectual Property, Systems, and Trademarks. Pursuant to the License Agreement, Canopy will advise the Licensee in writing of any material changes to the Standards.

Termination of License Agreement

The License Agreement will expire at the earlier of (i) the Acquisition Expiry Date, or (ii) the termination of the License Agreement in accordance with its terms. Acreage will also have the option to renew the term of the License Agreement for seven additional five year terms, provided Acreage is in compliance with the material terms of the License Agreement at the time of renewal.

The License Agreement may be terminated prior to its completion by Canopy:

(a)	upon twelve months’ prior written notice to Acreage;

(b)

if Canopy or any of its affiliates is notified in writing of, or is the subject of, any regulatory investigation or proceeding by any governmental authority related to possible violations of applicable Law arising from the License Agreement;

(c)

if termination is required by applicable Law (with the exception of Federal Cannabis Laws) or if the performance of the License Agreement in any part of the Territory would otherwise violate applicable Law (with the exception of Federal Cannabis Laws), as determined by Canopy, acting reasonably;

(d)

if Acreage has breached any material term of the Arrangement Agreement, as determined by Canopy, acting reasonably, and Acreage fails to cure such breach within 30 days after written notice from Canopy, and if not cured within such time, Canopy shall provide Acreage with written notice of such termination;

(e)	if Acreage is subject to a bankruptcy or insolvency proceeding;

(f)	if Acreage does not maintain the Standards and fails to commence to improve its adherence to the Standards within 30 days after written notice from Canopy; or

(g)	if Acreage defaults under any of the other provisions of the License Agreement and fails to cure such default within 30 days after written notice from Canopy.

Representations and Warranties

The License Agreement contains certain customary representations and warranties provided between Acreage and Canopy. The representations and warranties made by Canopy relate to: validity of the license of the listed Trademarks and Systems; ownership of the Intellectual Property; no violation; confidentiality; and no undisclosed liabilities.

The License Agreement also contains representations and warranties made by the Licensors and Acreage which relate to: organization and qualification; authority relative to the License Agreement; validity of the License Agreement; Authorizations; and compliance with other agreements.

Covenants

The License Agreement contains customary covenants by Acreage with respect to proper usage and protection of the Licensor’s rights in the Trademarks and protection of Canopy’s rights in the Systems and the Intellectual Property.

Pursuant to the License Agreement, Canopy will be required to maintain the existing registrations of the Trademarks and prosecute all pending applications for registration of the Trademarks in the Territory. The Licensors must also keep Acreage informed of any significant adverse developments in the prosecution of applications for the Trademarks in the Territory or any opposition or other challenge to the ownership or validity of any Trademarks or any registration or application for registration in the Territory that could impact Acreage’s exercise of its rights under the License Agreement.

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT

Information Concerning Canopy

Canopy was an early mover in the Canadian medical cannabis market and is a world-leading diversified cannabis and hemp company offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy has operations in over a dozen countries across five continents. Additional information with respect to the business and affairs of Canopy is included in Appendix C attached to this Circular.

Information Concerning Acreage

Acreage is a vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. Acreage owns licenses to operate or has management or consulting services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) and is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Additional information with respect to the business and affairs of Acreage is included in Appendix B attached to this Circular.

OTHER INFORMATION

Interests of Informed Persons In Material Transactions

Other than as disclosed in this Circular or the documents incorporated by reference herein, within the three years prior to the date of this Circular, no insider of Canopy, director or associate or affiliate of any insider or director of Canopy, has or had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect Canopy or any of their respective subsidiaries.

Interests of Certain Persons in Matters to be Acted upon

Other than as disclosed in this Circular, none of Canopy, each person who has been a director or executive officer of Canopy at any time since April 1, 2018, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Canopy Meeting except for any interest arising from the ownership of Canopy Shares where the Canopy Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Canopy Shares. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Interests of Experts

KPMG LLP are the current auditors of Canopy and are independent of Canopy in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The consolidated financial statements of Canopy as at and for the years ended March 31, 2018 and 2017 incorporated by reference in this Circular have been audited by Deloitte LLP, Independent Auditor, as stated in their report which is also incorporated herein by reference. As of June 27, 2018 and throughout the period covered by the March 31, 2018 financial statements of Canopy on which they reported, Deloitte LLP was independent with respect to Canopy within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP are the current auditors of Acreage and are independent of Acreage in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The consolidated financial statements of Acreage for the year ended December 31, 2018 incorporated by reference in this Circular have been audited by MNP LLP, as stated in their report which is also incorporated herein by reference.

Greenhill is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Greenhill Fairness Opinion. See “The Arrangement – Greenhill Fairness Opinion”. Except for the fees to be paid to Greenhill, to the knowledge of Canopy, none of Greenhill, its directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Canopy or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Canopy or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Canopy or any associate or affiliate thereof.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Canopy Board.

DATED this 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF CANOPY GROWTH CORPORATION

“Bruce Linton”
Bruce Linton
Co-Chief Executive Officer and Chairman of the Board

CONSENT OF GREENHILL & CO. CANADA LTD.

To:	The Board of Directors of Canopy Growth Corporation

We refer to the full text of the written fairness opinion dated as of April 17, 2019 (the “Greenhill Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Canopy Growth Corporation (“Canopy”), in connection with the arrangement involving Canopy and Acreage Holdings, Inc. (as described in Canopy’s management information circular dated May 17, 2019 (the “Circular”)).

We hereby consent to the inclusion of the full text of the Greenhill Fairness Opinion as Appendix E attached to this Circular, and reference to our firm name and the Greenhill Fairness Opinion in the Circular under the headings “Glossary of Defined Terms”, “Questions and Answers Relating to the Canopy Meeting”, “Summary – Reasons for the Recommendation of the Canopy Board”, “Summary – Greenhill Fairness Opinion”, “Forward-Looking Information”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Canopy Board”, “The Arrangement – Reasons for the Recommendation of the Canopy Board”, “The Arrangement – Greenhill Fairness Opinion”, “Transaction Agreements – The Arrangement Agreement – Representations and Warranties”, “Transaction Agreements – The Arrangement Agreement – Covenants – Covenants of Canopy Relating to the Arrangement”, “Other Information – Interests of Experts”.

Our fairness opinion was given as of April 17, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Canopy may or shall be entitled to rely upon the Greenhill Fairness Opinion.

(Signed) “Greenhill & Co. Canada Ltd.”

Toronto, Ontario, Canada

May 17, 2019

APPENDIX A

CANOPY SHAREHOLDER RESOLUTION

BE IT RESOLVED THAT:

(1)

Canopy Growth Corporation (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding subordinate voting shares, assuming conversion of the issued and outstanding proportionate voting shares and multiple voting shares of Acreage Holdings, Inc. (“Acreage”) pursuant to a plan of arrangement (the “Arrangement”) in accordance with an arrangement agreement between the Company and Acreage (the “Arrangement Agreement”), as more particularly described in the management information circular of the Company (the “Company Circular”) (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Acreage and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement;

(2)

the Company is hereby authorized to issue up to such number of Common Shares to CBG Holdings LLC (“CBG”) and/or Greenstar Canada Investment Limited Partnership (“GCILP”) as is necessary to satisfy the top-up right held by CBG and GCILP pursuant to the terms of the second amended and restated investor rights agreement dated as of April 18, 2019 between CBG, GCILP and the Company, as more particularly described in the Company Circular;

(3)

the Company is hereby authorized to amend the terms of the 88,472,861 issued and outstanding Tranche A warrants and the 51,272,592 issued and outstanding Tranche B warrants of the Company held by CBG, collectively exercisable to acquire up to an aggregate of 139,745,453 Common Shares, in accordance with the terms and conditions of the certificates evidencing such warrants and pursuant to the terms and conditions of the consent agreement dated as of April 18, 2019 between CBG and the Company, as more particularly described in the Company Circular;

(4)

notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company; and

(5)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

INFORMATION CONCERNING ACREAGE

The following information concerning Canopy should be read in conjunction with the documents incorporated by reference into this Appendix C.

Documents Incorporated by Reference

Information in respect of Acreage and its subsidiaries has been incorporated by reference in this Circular from documents filed with the securities commissions or similar regulatory authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary’s office of Acreage Holdings, Inc. at 366 Madison Avenue, 11th Floor, New York, New York, 10017, telephone: 646-600-9181, email: corporatesecretary@acreageholdings.com. These documents are also available on SEDAR at www.sedar.com.

The following documents, filed by Acreage with the securities commissions or similar authorities in Canada and the U.S., are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the management information circular of Acreage dated March 25, 2019, in connection with Acreage’s annual general and special meeting to be held on May 7, 2019;

(b)	the Acreage AIF;

(c)

Acreage’s audited consolidated financial statements as at and for the financial years ended December 31, 2018 and December 31, 2017, and related notes thereto, together with the independent auditors’ report thereon;

(d)	Acreage’s management’s discussion and analysis for the financial year ended December 31, 2018;

(e)

the management information circular of Applied Inventions dated October 5, 2018, as amended, prepared in connection with an annual and special meeting of shareholders of Applied Inventions held on November 6, 2018; and

(f)	the material change report of Acreage dated April 29, 2019 in respect of the execution by Acreage of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Acreage with a securities commission or any similar authority in Canada or the U.S. after the date of this Circular and prior to the Initial Effective Date are deemed to be incorporated by reference in this Circular. In addition, to the extent that any document or information incorporated by reference in this Circular is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Acreage’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

Overview

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, an expected market of more than $17 billion in legal cannabis sales by 2022, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

Further information relating to Acreage is contained in the Acreage AIF and other documents of Acreage, which are incorporated by reference into this Circular, and are available under Acreage’s profile on SEDAR at www.sedar.com. See “Documents Incorporated by Reference”.

Consolidated Capitalization

Since December 31, 2018, the date of Acreage’s most recently filed consolidated financial statements, there have been no material changes to Acreage’s share and loan capitalization on a consolidated basis, other than the issuance of an aggregate of 26,878,952 Acreage Subordinate Voting Shares on conversion of 671,973.8099 Acreage Proportionate Voting Shares and the issuance of an aggregate of650,174 Acreage Subordinate Voting Shares on conversion of 507,271 USCo2 Shares and 142,903 High Street Units and the issuances relating to strategic acquisitions or investments of High Street. Acreage issued 5,942 Acreage Subordinate Voting Shares, 1,492.575 Acreage Proportionate Voting Shares and 135 USCo2 Shares in satisfaction for payment-in-kind interest relating to High Street convertible notes that converted to equity in connection with the Acreage RTO. Acreage also issued 82,000 Acreage Subordinate Voting Shares in connection with an employee departure and issued 106,050 Acreage RSUs and 357,700 Acreage Options to employees.

Prior Sales

In the 12 month period prior to the date of this Circular, Acreage issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/Granted	Type of Securities Issued/ Granted
11/14/2018	25.00	21,443,042	Acreage Subordinate Voting Shares
11/14/2018	25.00	1,445,887.4	Acreage Proportionate Voting Shares
11/14/2018	25.00	168,000	Acreage Multiple Voting Shares
11/14/2018	25.00	2,100,604	Warrants
11/14/2018	25.00	4,124,500	Acreage Options
11/14/2018	25.00	157,512	Acreage Compensation Options
11/14/2018	25.00	2,023,000	Acreage RSUs

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/Granted	Type of Securities Issued/ Granted
12/12/2018	17.31	105,000	Acreage RSUs
12/12/2019	25.00	420,000	Acreage Options
12/20/2018	12.80	28,000	Acreage Subordinate Voting Shares
1/22/2019	23.38	79,800	Acreage RSUs
1/22/2019	25.00	357,700	Acreage Options
2/4/2019	N/A	50,322	Acreage Subordinate Voting Shares(1)
2/5/2019	N/A	30,170	Acreage Subordinate Voting Shares(1)
2/12/2019	N/A	15,085	Acreage Subordinate Voting Shares(1)
2/13/2019	6.20	5,942	Acreage Subordinate Voting Shares
2/13/2019	6.20	1,492.575	Acreage Proportionate Voting Shares
2/21/2019	12.80	268,548	Acreage Subordinate Voting Shares
2/21/2019	18.70	211,131	Acreage Subordinate Voting Shares
3/6/2019	N/A	250,000	Acreage Subordinate Voting Shares(1)
3/12/2019	17.98	52,500	Acreage RSUs
3/15/2019	N/A	190,403	Acreage Subordinate Voting Shares(2)
3/20/2019	N/A	130,000	Acreage Subordinate Voting Shares(1)
3/21/2019	N/A	24,194	Acreage Subordinate Voting Shares(1)
3/25/2019	22.00	12,000	Acreage Subordinate Voting Shares
3/26/2019	N/A	142,903	Acreage Subordinate Voting Shares(1)
4/16/2019	20.45	6,287,263	Acreage Subordinate Voting Shares
4/22/2019	N/A	7,500	Acreage Subordinate Voting Shares(1)
4/22/2019	6.20	101,389	Acreage Subordinate Voting Shares
4/30/2019	25.00	4,000	Warrants
5/9/2019	N/A	9,120	Acreage Subordinate Voting Shares(2)
5/13/2019	18.75	82,000	Acreage Subordinate Voting Shares

Notes:

(1) Issued upon the exchange of High Street Units.

(2) Issued upon the vesting of Acreage RSUs.

In the 12 month period prior to the date of this Circular, Applied Inventions issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (C$)	Number of Securities Issued/Granted	Type of Securities Issued/Granted
10/5/2018	0.05	750,000	Acreage Subordinate Voting Shares
10/15/2018	0.06	2,300,000	Acreage Subordinate Voting Shares
10/15/2018	0.05	2,300,000	Acreage Subordinate Voting Shares

In the 12 month period prior to the date of this Circular, High Street issued the following securities convertible or exchangeable into Acreage Shares:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/Granted	Type of Securities Issued/Granted
5/18/2018	6.20	5,079	High Street Units
5/25/2018	6.20	1,806,451	High Street Units
5/31/2018	6.20	500,000	High Street Units

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/ Granted	Type of Securities Issued/Granted
6/20/2018	6.20	40,322	High Street Units
6/24/2018	6.20	403,266	High Street Units
7/1/2018	6.20	3,394,466	High Street Units
7/2/2018	6.20	671,371	High Street Units
7/3/2018	6.20	2,413,568	High Street Units
7/3/2018	6.20	161,290	High Street Units
7/18/2018	6.20	14,113	High Street Units
8/2/2018	6.20	19,352,143	High Street Units
8/6/2018	6.20	241,935	High Street Units
8/7/2018	6.20	13,440	High Street Units
8/15/2018	6.20	127,362	High Street Units
8/15/2018	6.20	45,309	High Street Units
8/15/2018	6.20	3,479,820	High Street Units
8/16/2018	6.20	214,839	High Street Units
8/31/2018	6.20	7,225	High Street Units
8/31/2018	6.20	100,806	High Street Units
9/13/2018	6.20	1,148,630	High Street Units
9/19/2018	6.20	96,774	High Street Units
9/21/2018	6.20	6,612	High Street Units
9/21/2018	6.20	3,225	High Street Units
9/21/2018	6.20	4,556	High Street Units
9/21/2018	6.20	9,036	High Street Units
9/21/2018	6.20	4,435	High Street Units
9/21/2018	6.20	82,233	High Street Units
9/21/2018	6.20	52,436	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
10/15/2018	6.20	8,065	High Street Units
10/31/2018	6.20	40,322	High Street Units
10/31/2018	6.20	40,322	High Street Units
11/8/2018	6.20	419,355	High Street Units
11/8/2018	6.20	555,776	High Street Units
11/13/2018	6.20	128,731	High Street Units
1/4/2019	20.20	198,019	High Street Units
2/13/2019	6.20	135	USCo2 Shares
3/15/2019	N/A	625,000	Profit Interests

Prior Purchases of Securities

Acreage has not purchased any of its securities during the 12 months prior to the date of this Circular.

Price Ranges and Trading Volumes

The Acreage Subordinate Voting Shares are listed on the CSE under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The shares of Applied Inventions were not listed or posted for trading on any stock exchange prior to completion of the Acreage RTO.

The following table sets out trading information for the Subordinate Voting Shares on the CSE from November 15, 2018 (the date of their initial trading) up to May 16, 2019.

Period	Price Range (US$)		Volume (#)
	High	Low
November 15 – 30, 2018	26.90	18.00	3,242,550
December 2018	22.75	11.99	3,127,030
January 2019	25.08	16.90	1,963,300
February 2019	24.75	18.49	2,710,990
March 2019	23.20	16.01	3,675,030
April 2019	28.30	19.59	4,660,760
May 1 - 16, 2019	24.22	18.55	1,922,770

Note:

(1) Source: TMX Money

The closing price of the Acreage Subordinate Voting Shares on the CSE on April 17, 2019, the last trading day prior to the Announcement Date, was $22.49. The table above provides trading details regarding trades in the Acreage Subordinate Voting Shares made through the facilities of the CSE and is not indicative of any trades of the Acreage Subordinate Voting Shares made through any platform or exchange other than the CSE.

Following the Initial Effective Date, the Subordinate Voting Shares will remain listed on the CSE and the OTCQX and continue trading on the Frankfurt Stock Exchange. If the Acquisition is completed, all of the Acreage Subordinate Voting Shares will be owned by Canopy and will be de-listed from the CSE, the OTCQX and the Frankfurt Stock Exchange as promptly as possible following the Acquisition Effective Date.

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Acreage Shares, Acreage Options, Acreage RSUs and High Street Units owned or controlled, directly or indirectly, by each of the directors and officers of Acreage, and each associate or affiliate of an insider of Acreage, each associate or affiliate of Acreage, each insider of Acreage (other than the directors or officers), and each person acting jointly or in concert with Acreage:

Name, Title	Acreage Subordinate Voting Shares	Acreage Proportionate Voting Shares	Acreage Multiple Voting Shares	Acreage Options	Acreage RSUs	High Street Units
John Boehner, Director	-	-	-	-	-	625,000
William F. Weld, Director	-	-	-	-	-	625,000
Kevin P. Murphy, Director, Chief
Executive Officer & President	-	113,102.31	168,000	540,000	-	-
Larissa Herda, Director	-	-	-	160,000	40,000	-
Douglas Maine, Director	-	-	-	160,000	40,000	-
Brian Mulroney, Director	-	-	-	280,000	210,000	-
William C. Van Faasen, Director	8,000	4,973.2	-	160,000	40,000	-
Glen Leibowitz, Chief Financial Officer	-	-	-	240,000	-	375,000
Robert Daino, Chief Operating Officer	-	-	-	240,000	600,000	-
James Doherty, General Counsel & Secretary	15,900	-	-	240,000	80,000	250,000
Harris Damashek, Chief Marketing Officer	-	1,209.675	-	240,000	-	200,000

Intentions With Respect to the Arrangement

Each director and senior officer of Acreage executed an Acreage Voting and Support Agreement and has agreed, subject to the terms and conditions of their respective Acreage Voting and Support Agreements, to vote all of the Acreage Shares held by him or her in favour of the Arrangement Resolution. See “Transaction Agreements – The Voting and Support Agreements”.

Commitments to Acquire Securities of Acreage

To the knowledge of the directors and officers of Acreage and except as publicly disclosed or otherwise described in this Circular, there are no agreements, commitments or understandings between Acreage and any of its directors, officers or insiders, to acquire securities of Acreage.

Material Changes

To the knowledge of the directors and officers of Acreage and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of Acreage.

Dividend Policy

No dividends on the Acreage Shares have been paid to date. Acreage does not anticipate paying dividends on the Acreage Shares in the foreseeable future. Payment of any future dividends will be at the discretion of the Acreage Board after taking into account many factors, including Acreage’s financial condition and anticipated cash needs. Further, payment of any future dividends prior to the Acquisition Effective Time without Canopy’s prior written consent is restricted by the terms of the Arrangement Agreement.

In accordance with the Plan of Arrangement, it is proposed that the Articles of Acreage will be altered to, among other things, amend the rights of the Acreage Shares with respect to their entitlement to receive dividends. In accordance with such amendments, the holders of Acreage Shares will be entitled to receive such dividends as may be declared thereon by the Acreage Board from time to time, provided that at any particular time in the period from the Initial Effective Date until the earlier to occur of the Acquisition Effective Date and the Acquisition Closing Outside Date, the aggregate amount of dividends per Acreage Share declared from the Initial Effective Date until such particular time may not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy (or any successor thereto) on the Canopy Shares from the Initial Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (which Exchange Ratio, in the case of the Acreage Proportionate Voting Shares, will be multiplied by 40).

APPENDIX C

INFORMATION CONCERNING CANOPY

The following information concerning Canopy should be read in conjunction with the documents incorporated by reference into this Appendix C.

General

Canopy, an early mover in Canadian and international markets, is a multi-brand cannabis and hemp company. Canopy is a reporting issuer in each of the provinces of Canada, other than Quebec. Canopy’s head and registered office is located at 1 Hershey Drive, Smiths Falls, ON, K7A 0A8.

On October 17, 2018, the Cannabis Act went into effect which governs both the medical and adult-use regulated markets in Canada. Currently, permitted cannabis product formats in Canada only include dried flowers, oils, soft-gel capsules and pre-rolled cannabis products. The Canadian federal government has indicated that value-added products including higher concentrated oils and ingestibles will be permitted. Through its wholly-owned subsidiaries and partnerships, Canopy operates numerous production facilities in Canada with over 4.3 million square feet of licensed indoor and greenhouse production capacity. In addition, through wholly-owned subsidiaries and one majority-controlled joint venture, Canopy has licenses issued by Health Canada to cultivate cannabis at twelve facilities across the country.

	Initial License Date		Licensed Square Footage				Authorized to Sell to
Entity		Date of Renewal		Province	Facility	License(s)	Distributors /Retailers	Patients

1955625 Ontario Inc.	02/17/15	02/18/20	29,321	ON	Indoor	Sale (Medical) Processing Cultivation	Plants/ Seeds Dried/Fresh Oil	Plants/ Seeds Dried/Fresh Oil
2605837 Ontario Inc.	12/16/13	12/03/19	1,715	ON	Indoor	Processing	Plants/ Seeds	None
BC Tweed	02/16/18	02/16/21	865,530	BC	GH	Cultivation	Plants/ Seeds	None
BC Tweed (second site)	04/13/18	04/13/21	1,810,609	BC	GH	Cultivation	Plants/ Seeds	None

DOJA Cannabis Ltd.	06/16/17	12/22/20	4,180	BC	Indoor	Sale (Medical) Processing Cultivation	Plants/Seeds Dried/Fresh	Plants/Seeds Dried/Fresh
Spectrum Cannabis Canada Ltd.	12/16/15	11/01/19	55,600	ON	Indoor	Sale (Medical) Processing Cultivation	Plants/Seeds Dried/Fresh Oil	Plants/Seeds Dried/Fresh Oil
Spot Therapeutics Inc.	03/22/19	03/22/22	44,900	NB	Indoor	Cultivation	Plants/ Seeds	None
Tweed Farms Inc.	08/08/14	01/14/20	335,971	ON	GH	Cultivation	Plants/ Seeds	None
Tweed Grasslands Cannabis Inc.	06/16/17	06/16/20	10,125	SK	Indoor	Cultivation	Plants/ Seeds	None
Tweed Inc.	11/18/13	01/20/20	220,177	ON	Indoor	Sale (Medical) Processing Cultivation Cannabis Drug Analytical Dealer	Plants/Seeds Dried/Fresh Oil	Plants/Seeds Dried/Fresh Oil

	Initial License Date		Licensed Square Footage				Authorized to Sell to
Entity		Date of Renewal		Province	Facility	License(s)	Distributors /Retailers	Patients
Vert Cannabis Inc.	12/21/17	12/21/20	5,712	QC	Indoor	Cultivation	Plants/ Seeds	None
Vert Mirabel(1)	05/25/18	05/25/21	497,303	QC	GH	Cultivation	Plants/ Seeds	None

(1) Vert Mirabel is a joint venture amongst Canopy, Canopy Rivers Corporation and Les Serres Stephane Bertrand Inc. Canopy directly holds 40.7% of the issued and outstanding common shares in Vert Mirabel and controls Vert Mirabel as a result of its ownership interest in Canopy Rivers Inc.

As a result of the Cannabis Act, Canopy’s Canadian business model expanded from business to consumer transactions to a hybrid-business model dominated by business to business transactions in a new expanded market. In connection with this, Canopy entered into multi-year wholesale supply agreement commitments with each Canadian province and territory.

In addition, Canopy is pursuing a cannabis retail presence in provinces, where permitted, to capture retail gross margin (incremental to wholesale margin), capture higher market share and establish direct connections with customers. Controlling the retail environment provides Canopy with the ability to build the Tweed, Tokyo Smoke and other Canopy-owned brands whilst data and customer feedback collected from owned stores enables Canopy to better understand customers and quickly react to their changing needs.

To date, Canopy has received licenses or permits to apply for licenses to operate private retail and online sites in Newfoundland & Labrador, Manitoba and Saskatchewan. Canopy is also pursuing retail licenses in a select number of cities in Alberta and British Columbia and has secured over 20 development permits in Alberta. Canopy is also licensing its Tweed and Tokyo Smoke retail banners in Ontario, including a multi-year strategic partnership agreement with Alimentation Couche-Tard Inc. Canopy has also licensed its Tweed retail banner in Saskatchewan, including one retail store in Regina that is currently operating. As of the date of this Circular, Canopy had opened 19 cannabis retail stores in Canada, including three stores under license agreements. An additional store under a license agreement has been approved to open.

International Operations

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes. Since 2014, governments in over 30 additional countries including Argentina, Austria, Australia, Brazil, Denmark, Chile, Colombia, England, Germany, Greece, Israel, Italy, Jamaica, Lesotho, Mexico, Netherlands, Norway, Poland, Puerto Rico, South Africa, Switzerland and Turkey have formally legalized medical cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens. In addition, many other countries including Belgium, Ireland, France, Portugal, Spain, India, Malaysia, South Korea and Thailand have established formal government efforts to explore the legalization of medicinal cannabis access. In the United States of America, multiple legislative reforms related to Cannabis are currently being considered by the federal government.

To date, Canopy has subsidiaries, partnerships or business activities in Germany, Chile, Peru, Columbia, Denmark, Jamaica, Lesotho, Australia, Brazil, Czech Republic, the UK, Poland and Spain. Canopy, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export cannabis to Australia, Brazil, Czech Republic, Denmark, Germany, Poland, Spain and certain Caribbean countries.

To supplement its international operations, in December 2018, Canopy acquired Storz & Bickel, a global leader in vaporizer design and manufacturing, and in May 2019, Canopy acquired C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production. In addition, as a result of the passing of the 2018 Farm Bill, Canopy intends to expand its operations into the United States to produce and sell hemp-based CBD products in accordance with U.S. federal Laws.

Further information regarding the business of Canopy and its operations can be found in the Canopy AIF and other documents incorporated by reference herein.

Canopy Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Canopy Growth Corporation at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (telephone: 1-855-558-9333), and are also available electronically under Canopy’s profile on SEDAR at www.sedar.com. Canopy’s filings through SEDAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents filed by Canopy with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	Canopy’s annual information form for the year ended March 31, 2018 dated June 27, 2018 (the “Canopy AIF”);

(b)

Canopy’s audited consolidated financial statements as at and for the years ended March 31, 2018 and 2017, together with the notes thereto and the independent auditor’s report thereon (the “Canopy Annual Financial Statements”);

(c)	Canopy’s management’s discussion and analysis of the financial condition and results of operations for the three months and year ended March 31, 2018;

(d)	Canopy’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018 and 2017 (the “Canopy Interim Financial Statements”);

(e)

Canopy’s amended and restated as of February 20, 2019 management’s discussion and analysis of the financial condition and results of operations for the three months and nine months ended December 31, 2018 (the “Canopy Amended and Restated MD&A”);

(f)	Canopy’s management information circular dated June 13, 2018 for its special meeting of shareholders held on July 30, 2018;

(g)	Canopy’s management information circular dated August 22, 2018 for its annual and special meeting of shareholders held on September 26, 2018;

(h)	Canopy’s business acquisition report dated November 12, 2018 in connection with the acquisition of Hiku;

(i)	Canopy’s amended and restated business acquisition report dated December 20, 2018 in connection with the acquisition of the minority interest in BC Tweed;

(j)	Canopy’s material change report dated June 22, 2018 in connection with the offering of the Canopy Notes;

(k)	Canopy’s material change report dated August 20, 2018 in connection with announcement of CBG’s $5 billion investment and the issuance of the Canopy Warrants to CBG (the “CBG Investment”);

(l)	Canopy’s material change report dated November 9, 2018 in connection with the closing of the CBG Investment;

(m)	Canopy’s material change report dated February 20, 2019 in connection with the Amended & Restated MD&A; and

(n)	Canopy’s material change report dated April 29, 2019 in connection with the Arrangement and the CBG Amendments.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 –Short Form Prospectus Distributions (excluding confidential material change reports), if filed by Canopy with a securities commission or similar regulatory authority in Canada after the date of this Circular and before the termination of the Canopy Meeting or any adjournment or postponement thereof disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Circular. In addition, to the extent that any document or information incorporated by reference in this Circular is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Canopy’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Recent Developments

On April 15, 2018, Canopy acquired Annabis Medical s.r.o., a leader in the Czech Republic’s medical cannabis industry that currently imports and distributes cannabis products pursuant to federal licences, in exchange for 50,735 Canopy Shares and, subject to meeting certain milestones, up to an additional 34,758 Canopy Shares.

On April 25, 2018, Canopy and the Victoria State Government announced the launch of Spectrum

Cannabis Australia PTY Ltd to enable domestic cultivation and production of medical cannabis for patients while serving as a distribution hub for other jurisdictions in Asia-Pacific.

On May 24, 2018, the Canopy Shares commenced trading on the NYSE under the ticker symbol “CGC”.

On May 28, 2018, Canopy announced the appointment of Dr. Mark Ware as Chief Medical Officer, effective July 1, 2018.

On May 30, 2018, Canopy acquired Daddy Cann Lesotho PTY Ltd., which holds a licence to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin in the Kingdom of Lesotho, in exchange for 666,362 Canopy Shares and, subject to meeting certain milestones, up to an additional 333,281 Canopy Shares.

On June 11, 2018, Canopy announced that it had entered into an agreement with BI to terminate Canopy’s licensing arrangement with BI. 1955625 Ontario Inc. (formerly Bedrocan Canada Inc.) agreed to cease the production and sale of Bedrocan products by December 31, 2018.

On June 20, 2018, Canopy closed an offering of C$500 million aggregate principal amount of 4.25% convertible senior notes due 2023 (the “Canopy Notes”) pursuant to an indenture (the “Indenture”) dated June 20, 2018 among Canopy, GLAS Trust Company LLC and Computershare Trust Company of Canada. The initial conversion rate for the Canopy Notes is 20.7577 Canopy Shares per C$1,000 principal amount of Canopy Notes, equivalent to an initial conversion price of approximately C$48.18 per share. On June 22, 2018, Canopy closed an additional C$100 million aggregate principal amount of Canopy Notes pursuant to the exercise in full of the over-allotment option. GCILP purchased $200 million in Canopy Notes in the offering.

On June 27, 2018, Canopy announced that Mark Zekulin had been appointed to the role of President and Co-Chief Executive Officer of Canopy.

On July 5, 2018, Canopy acquired the non-controlling 33% interest in BC Tweed in exchange for $1 million in cash and 13,293,968 Canopy Shares, including C$20 million worth of Canopy Shares in connection with an option to acquire certain future infrastructure in California, United States.

On July 5, 2018, Canopy acquired Spectrum Colombia in exchange for 1,193,237 Canopy Shares and upon the satisfaction of four further milestones, up to 524,576 Canopy Shares on the completion of each milestone In addition, Canopy will issue additional Canopy Shares on July 4, 2023 in an amount equal to 4% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On July 5, 2018, Canopy acquired Canindica, a company controlled by Antonio Droghetti, in exchange for 595,184 Canopy Shares and upon the satisfaction of four milestones, additional Canopy Shares at each milestone valued at C$9,333,333. In addition, Canopy will issue additional Canopy Shares on July 4, 2023 in an amount equal to 6% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On August 7, 2018, Canopy completed a plan of arrangement to acquire the non-controlling interests in CHI, including its wholly-owned subsidiary Canopy Animal Health Inc. in exchange for 3,076,941 Canopy Shares and 568,005 replacement options.

On August 9, 2018, Canopy acquired the remaining outstanding shares of its Chilean in-market entity, Spectrum Cannabis Chile SpA in exchange for US$750,000.

On September 5, 2018, Canopy acquired Hiku. Pursuant to the terms of the arrangement agreement, shareholders of Hiku received 0.046 of a Canopy Share in exchange for each common share of Hiku, resulting in the issuance of 7,943,123 Canopy Shares.

On November 1, 2018, the CBG Investment was completed and CBG invested C$5.079 billion in exchange for (i) 104,500,000 Canopy Shares at a price of C$48.60 per Canopy Share, and (ii) 139,745,453 Canopy Warrants. The CBG Investment increased CBI’s aggregate ownership interest in Canopy to approximately 37% of the issued and outstanding Canopy Shares as of November 1, 2018. Canopy also announced the resignation of Murray Goldman and Chris Schnarr from the Canopy Board and the appointment of William Newlands, David Klein, Judy Schmeling and Robert Hanson.

In connection with the CBG Investment, pursuant to the Indenture, Canopy provided notice to the holders of the Canopy Notes on September 18, 2018 that the Canopy Notes were subject to conversion. A further notice was provided on November 2, 2018 that the holders had the right to either (a) require Canopy to repurchase their Canopy Notes on or prior December 4, 2018; or (b) convert the Canopy Notes into Canopy Shares at a rate of 23.7423 Canopy Shares per C$1,000 principal amount of Canopy Notes on or prior to December 5, 2018, provided that Canopy was entitled to settle conversions in cash, Canopy Shares or a combination thereof. No Canopy Notes were validly surrendered for purchase or conversion.

On November 26, 2018, Canopy acquired the assets of ebbu, a leader in hemp research and innovation, for C$25 million in cash and up to 6,221,210 Canopy Shares. Up to a further C$100 million will be payable under the purchase agreement if certain scientific related milestones are achieved within two years. Canopy will have the option of satisfying such milestone payments in cash, shares or a combination of cash and shares.

On November 30, 2018, TerrAscend completed a restructuring transaction pursuant to which its share capital was amended, including the securities held by Canopy, by way of a plan of arrangement under the Business Corporations Act (Ontario). Canopy’s security holdings were restructured into non-voting and non-participating exchangeable shares in the capital of TerrAscend (“Exchangeable Shares”), convertible into common shares of TerrAscend following changes in U.S. federal Laws regarding the cultivation, distribution or possession of marijuana, the compliance of TerrAscend with such Laws and the approval of the exchange(s) upon which Canopy is listed. Canopy holds 19,445,285 Exchangeable Shares in the capital of TerrAscend. See “The Arrangement – Background to the Arrangement”.

On December 6, 2018, Canopy acquired Storz & Bickel, a global leader in vaporizer design and manufacturing, for a purchase price of approximately €145,000,000.

On January 14, 2019, Canopy was granted a hemp processing and production license by New York State.

On March 21, 2019, Canopy acquired AgriNextUSA, a hemp enterprise led by Geoff Whaling.

On April 16, 2019, Canopy acquired Canamo y Fibras Naturales, S.L, a company licensed to conduct hemp cultivation and one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% THC for medical and research purposes.

On May 2, 2019, Canopy acquired C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production, in exchange for €225.9 million in cash.

Consolidated Capitalization

There has not been any material change to Canopy’s share and loan capital since December 31, 2018, the date of Canopy’s most recently filed financial statements.

Description of Share Capital

The authorized share capital of Canopy consists of an unlimited number of Canopy Shares. As of the date of this Circular, 345,546,829 Canopy Shares were issued and outstanding. In addition, as of the date of this Circular, there were 31,653,670 Canopy Shares issuable on the exercise of stock options, 159,109,599 Canopy Shares issuable on the exercise of common share purchase warrants, 12,454,620 Canopy Shares issuable upon the conversion of the Canopy Notes and 135,764 Canopy Shares issuable on the vesting of restricted share units.

Holders of Canopy Shares are entitled to receive notice of any meetings of shareholders of Canopy and to attend and cast one vote per Canopy Share at all such meetings. Holders of Canopy Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Canopy Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Canopy Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Canopy Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Canopy are entitled to receive on a pro-rata basis the net assets of Canopy after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Canopy Shares with respect to dividends or liquidation. Pursuant to the New Investor Rights Agreement, the CBG Group has certain pre-emptive rights as well as the Top-Up Right in order to maintain its pro rata equity ownership position in Canopy in connection with any offering or distribution of securities by Canopy (subject to certain exceptions). As of the date of this Circular, the CBG Group holds in the aggregate 35.7% of the outstanding Canopy Shares on a non-diluted basis.

Price Range and Trading Volumes of the Canopy Shares

The Canopy Shares are listed and posted for trading on the TSX under the symbol “WEED” and on the NYSE under the symbol “CGC”.

The following table sets forth information relating to the trading of the Canopy Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
May 2018	40.00	28.76	91,028,002
June 2018	48.72	36.17	155,072,013
July 2018	40.20	31.81	73,679,469
August 2018	62.79	32.01	176,991,712
September 2018	74.45	52.80	141,911,795
October 2018	76.68	41.80	102,988,716
November 2018	61.25	40.00	97,313,569
December 2018	46.42	34.36	53,667,318
January 2019	67.62	35.84	99,262,629
February 2019	67.99	55.23	56,333,742

Month	High (C$)	Low (C$)	Volume
March 2019	65.41	54.48	52,335,493
April 2019	70.98	53.05	59,821,162
May 2019(1)	69.30	58.87	22,073,435

(1) From May 1, 2019 to May 16, 2019.

The following table sets forth information relating to the trading of the Canopy Shares on the NYSE for the months indicated.

Month	High (US$)	Low (US$)	Volume
May 2018(1)	30.82	26.70	12,903,100
June 2018	36.55	27.25	87,565,500
July 2018	31.00	24.21	56,615,900
August 2018	48.19	25.27	266,530,400
September 2018	56.60	40.68	327,565,300
October 2018	59.25	31.82	318,580,000
November 2018	46.74	30.26	204,790,900
December 2018	35.18	25.26	109,732,800
January 2019	50.99	26.30	282,387,900
February 2019	51.81	41.68	177,187,100
March 2019	48.90	40.56	121,905,600
April 2019	52.74	39.66	136,108,300
May 2019(2)	51.66	43.69	50,702,600

(1) From May 22, 2018 to May 31, 2018.

(2) From May 1, 2019 to May 16, 2019.

Prior Sales

For the 12-month period prior to the date of this Circular, Canopy issued or granted Canopy Shares and securities convertible into Canopy Shares as listed in the table below. Other than the issuances listed in the table below, Canopy has not issued any Canopy Shares or securities convertible into Canopy Shares within the 12 months preceding the date of this Circular.

Date of Issuance	Security	Price per Security	Number of Securities

May 30, 2018	Common Shares(1)	C$28.763	666,362
May 31, 2018	Common Shares(2)	C$10.27	37,500
June 5, 2018	Common Shares(2)	C$1.80	2,633
June 5, 2018	Common Shares(2)	C$11.71	1,000
June 5, 2018	Common Shares(2)	C$11.80	16,666
June 6, 2018	Common Shares(2)	C$1.7246	2,853
June 6, 2018	Common Shares(2)	C$2.16	1,667
June 6, 2018	Common Shares(2)	C$2.2434	476
June 6, 2018	Common Shares(2)	C$2.66	1,833
June 6, 2018	Common Shares(2)	C$2.68	334
June 6, 2018	Common Shares(2)	C$2.9164	6,189
June 6, 2018	Common Shares(2)	C$2.95	1,832

Date of Issuance	Security	Price per Security	Number of Securities
June 6, 2018	Common Shares(2)	C$3.71	8,333
June 6, 2018	Common Shares(2)	C$11.71	10,001
June 15, 2018	Common Shares(3)	C$33.306	20,641
June 20, 2018	Canopy Notes(4)	C$48.18	10,378,850
June 22, 2018	Common Shares(2)	C$10.27	75,000
June 20, 2018	Canopy Notes(4)	C$48.18	2,075,770
June 28, 2018	Common Shares(2)	C$8.18	1,000
June 29, 2018	Common Shares(2)	C$1.92	1
June 29, 2018	Common Shares(2)	C$2.16	3,333
June 29, 2018	Common Shares(2)	C$2.2434	3,329
June 29, 2018	Common Shares(2)	C$2.29	300
June 29, 2018	Common Shares(2)	C$2.66	4,270
June 29, 2018	Common Shares(2)	C$2.68	18,332
June 29, 2018	Common Shares(2)	C$2.95	22,834
June 29, 2018	Common Shares(2)	C$3.71	1
June 29, 2018	Common Shares(2)	C$8.18	408,598
June 29, 2018	Common Shares(2)	C$11.71	3,166
June 29, 2018	Stock Options(5)	C$40.51	2,595,000
June 29, 2018	Restricted Stock Units(5)	C$40.51	52,871
July 4, 2018	Common Shares(2)	C$1.92	5,000
July 4, 2018	Common Shares(2)	C$2.68	3,500
July 4, 2018	Common Shares(2)	C$3.71	1,665
July 4, 2018	Common Shares(2)	C$8.18	25,664
July 4, 2018	Common Shares(2)	C$9.67	40,000
July 5, 2018	Common Shares(2)	C$1.7246	713
July 5, 2018	Common Shares(2)	C$2.2434	238
July 5, 2018	Common Shares(2)	C$2.68	2,500
July 5, 2018	Common Shares(2)	C$2.9164	2,377
July 5, 2018	Common Shares(2)	C$2.95	3,000
July 5, 2018	Common Shares(2)	C$8.18	19,732
July 5, 2018	Common Shares(2)	C$11.40	1,667
July 5, 2018	Common Shares(6)	C$29.6606	674,821
July 5, 2018	Common Shares(7)	C$11.23	155,158
July 5, 2018	Common Shares(8)	C$29.6606	12,619,148
July 5, 2018	Common Shares(9)	C$31.36	595,184
July 6, 2018	Common Shares(2)	C$2.95	7,000
July 6, 2018	Common Shares(2)	C$4.56	32,915
July 6, 2018	Common Shares(2)	C$8.18	14,333
July 9, 2018	Common Shares(2)	C$1.92	1,666
July 9, 2018	Common Shares(2)	C$2.16	16,667
July 9, 2018	Common Shares(2)	C$2.2434	3,090
July 9, 2018	Common Shares(2)	C$2.664	2,140
July 9, 2018	Common Shares(2)	C$2.68	2,650
July 9, 2018	Common Shares(2)	C$2.9164	2,377
July 9, 2018	Common Shares(2)	C$8.18	32,476
July 9, 2018	Common Shares(2)	C$40.51	52,871
July 10, 2018	Common Shares(2)	C$2.68	1,000
July 10, 2018	Common Shares(2)	C$2.95	1,666
July 10, 2018	Common Shares(2)	C$8.18	35,498
July 10, 2018	Common Shares(10)	C$29.19	1,193,237
July 11, 2018	Common Shares(2)	C$2.2434	4,382
July 11, 2018	Common Shares(2)	C$2.68	666
July 11, 2018	Common Shares(2)	C$8.18	6,074
July 12, 2018	Common Shares(2)	C$2.2434	4,754

Date of Issuance	Security	Price per Security	Number of Securities
July 12, 2018	Common Shares(2)	C$2.9164	11,887
July 12, 2018	Common Shares(2)	C$8.18	31,606
July 13, 2018	Common Shares(2)	C$1.7246	34,232
July 13, 2018	Common Shares(2)	C$2.66	100,000
July 13, 2018	Common Shares(2)	C$8.18	12,897
July 16, 2018	Common Shares(2)	C$2.66	3,333
July 16, 2018	Common Shares(2)	C$2.95	1,016
July 16, 2018	Common Shares(2)	C$8.18	5,834
July 16, 2018	Common Shares(11)	C$9.85	134,281
July 16, 2018	Common Shares(12)	C$12.685196	752,451
July 16, 2018	Common Shares(2)	C$11.40	700
July 16, 2018	Common Shares(2)	C$11.71	1,667
July 17, 2018	Common Shares(2)	C$1.92	10,000
July 17, 2018	Common Shares(2)	C$2.16	10,000
July 17, 2018	Common Shares(2)	C$2.68	10,000
July 17, 2018	Common Shares(2)	C$2.95	516
July 17, 2018	Common Shares(2)	C$8.18	14,097
July 18, 2018	Common Shares(2)	C$1.92	5,000
July 18, 2018	Common Shares(2)	C$2.2434	2,378
July 18, 2018	Common Shares(2)	C$2.68	683
July 18, 2018	Common Shares(2)	C$2.9164	2,377
July 18, 2018	Common Shares(2)	C$8.18	9,166
July 18, 2018	Common Shares(2)	C$11.40	1,667
July 19, 2018	Common Shares(2)	C$2.2434	238
July 19, 2018	Common Shares(2)	C$2.66	1,503
July 19, 2018	Common Shares(2)	C$8.18	2,467
July 19, 2018	Common Shares(2)	C$11.71	4,000
July 19, 2018	Common Shares(13)	C$37.199	53,764
July 20, 2018	Common Shares(2)	C$1.7246	1,426
July 20, 2018	Common Shares(2)	C$2.2434	238
July 20, 2018	Common Shares(2)	C$2.9164	1,189
July 20, 2018	Common Shares(2)	C$8.18	3,595
July 23, 2018	Common Shares(2)	C$2.66	2,500
July 23, 2018	Common Shares(2)	C$2.68	850
July 23, 2018	Common Shares(2)	C$7.83	10,000
July 23, 2018	Common Shares(2)	C$8.18	21,197
July 23, 2018	Common Shares(2)	C$11.40	1,665
July 23, 2018	Common Shares(2)	C$27.99	14,000
July 25, 2018	Common Shares(2)	C$2.16	1,000
July 25, 2018	Common Shares(2)	C$3.35	1,287
July 25, 2018	Common Shares(2)	C$8.18	8,588
July 31, 2018	Common Shares(2)	C$8.18	1,666
August 2, 2018	Common Shares(2)	C$8.91	16,000
August 3, 2018	Common Shares(14)	C$31.86088	3,076,941
August 10, 2018	Common Shares(15)	C$32.427936	7,728
August 13, 2018	Common Shares(16)	C$36.02046	69,405
August 15, 2018	Common Shares(2)	C$8.18	1,799
August 17, 2018	Common Shares(2)	C$1.92	16,666
August 17, 2018	Common Shares(2)	C$2.16	25,250
August 17, 2018	Common Shares(2)	C$2.29	5,250
August 17, 2018	Common Shares(2)	C$2.66	1,000
August 17, 2018	Common Shares(2)	C$2.68	9,332
August 17, 2018	Common Shares(2)	C$2.93	1,666
August 17, 2018	Common Shares(2)	C$2.95	12,500

Date of Issuance	Security	Price per Security	Number of Securities
August 17, 2018	Common Shares(2)	C$3.7156	15,452
August 17, 2018	Common Shares(2)	C$3.96	7,500
August 17, 2018	Common Shares(2)	C$7.83	13,333
August 17, 2018	Common Shares(2)	C$8.18	61,923
August 17, 2018	Common Shares(2)	C$8.91	13,497
August 17, 2018	Common Shares(2)	C$11.40	6,666
August 17, 2018	Common Shares(2)	C$11.71	17,832
August 17, 2018	Stock Options(5)	C$40.68	2,795,000
August 17, 2018	Restricted Stock Units(5)	C$48.60	12,344
August 20, 2018	Common Shares(2)	C$2.66	250
August 20, 2018	Common Shares(2)	C$2.68	3,416
August 20, 2018	Common Shares(2)	C$2.9164	3,500
August 20, 2018	Common Shares(2)	C$2.93	1,667
August 20, 2018	Common Shares(2)	C$2.95	6,000
August 20, 2018	Common Shares(2)	C$8.18	7,764
August 20, 2018	Common Shares(2)	C$11.71	300
August 21, 2018	Common Shares(2)	C$1.7246	2,140
August 21, 2018	Common Shares(2)	C$2.2434	3,566
August 21, 2018	Common Shares(2)	C$2.68	3,416
August 21, 2018	Common Shares(2)	C$2.9164	4,000
August 21, 2018	Common Shares(2)	C$8.18	11,199
August 21, 2018	Common Shares(2)	C$8.91	5,333
August 21, 2018	Common Shares(2)	C$11.40	3,333
August 21, 2018	Common Shares(2)	C$11.71	5,834
August 22, 2018	Common Shares(2)	C$8.18	2,666
August 22, 2018	Common Shares(2)	C$11.40	3,333
August 23, 2018	Common Shares(2)	C$1.57	19,374
August 23, 2018	Common Shares(2)	C$2.2434	35,660
August 23, 2018	Common Shares(2)	C$2.2574	35,660
August 23, 2018	Common Shares(2)	C$2.68	3,500
August 23, 2018	Common Shares(2)	C$3.7156	14,264
August 23, 2018	Common Shares(2)	C$8.18	12,500
August 23, 2018	Common Shares(2)	C$8.91	1,500
August 23, 2018	Common Shares(2)	C$11.40	1,667
August 23, 2018	Common Shares(2)	C$11.71	1,666
August 24, 2018	Common Shares(2)	C$2.2434	9,510
August 24, 2018	Common Shares(2)	C$2.68	3,000
August 24, 2018	Common Shares(2)	C$2.93	4,583
August 24, 2018	Common Shares(2)	C$3.7156	15,452
August 24, 2018	Common Shares(2)	C$8.18	7,374
August 27, 2018	Common Shares(2)	C$2.2434	949
August 27, 2018	Common Shares(2)	C$8.18	2,500
August 27, 2018	Stock Options(5)	C$58.62	20,000
August 28, 2018	Common Shares(2)	C$2.16	9,501
August 28, 2018	Common Shares(2)	C$8.18	5,000
August 28, 2018	Common Shares(2)	C$8.91	1,667
August 29, 2018	Common Shares(2)	C$1.7246	1,426
August 29, 2018	Common Shares(2)	C$2.2434	357
August 29, 2018	Common Shares(2)	C$2.68	4,250
August 29, 2018	Common Shares(2)	C$8.18	1,667
August 29, 2018	Common Shares(2)	C$8.84	12,500
August 29, 2018	Common Shares(2)	C$8.91	10,000
August 31, 2018	Common Shares(2)	C$1.32	61,310
August 31, 2018	Common Shares(2)	C$1.7246	11,412

Date of Issuance	Security	Price per Security	Number of Securities
August 31, 2018	Common Shares(2)	C$2.16	2,000
August 31, 2018	Common Shares(2)	C$2.2434	2,139
August 31, 2018	Common Shares(2)	C$3.71	6,665
August 31, 2018	Common Shares(2)	C$8.18	3,544
August 31, 2018	Common Shares(2)	C$8.91	1,333
August 31, 2018	Common Shares(2)	C$11.71	1,666
September 4, 2018	Common Shares(2)	C$2.9164	2,000
September 4, 2018	Common Shares(2)	C$2.93	1,750
September 4, 2018	Common Shares(2)	C$2.95	6,333
September 4, 2018	Common Shares(2)	C$3.71	32,298
September 4, 2018	Common Shares(2)	C$3.96	1,195
September 4, 2018	Common Shares(2)	C$8.18	11,666
September 4, 2018	Common Shares(2)	C$8.91	3,333
September 4, 2018	Common Shares(2)	C$22.32	75
September 5, 2018	Common Shares(2)	C$1.57	8,718
September 5, 2018	Common Shares(2)	C$1.80	1,167
September 5, 2018	Common Shares(2)	C$3.71	26,667
September 5, 2018	Common Shares(2)	C$3.96	5,975
September 5, 2018	Common Shares(2)	C$8.18	22,500
September 5, 2018	Common Shares(2)	C$8.91	8,066
September 5, 2018	Common Shares(2)	C$11.71	250
September 5, 2018	Common Shares(17)	C$68.47	7,943,123
September 7, 2018	Common Shares(2)	C$2.68	2,000
September 7, 2018	Common Shares(2)	C$3.71	9,997
September 7, 2018	Common Shares(2)	C$8.18	142
September 10, 2018	Common Shares(2)	C$1.92	1,666
September 10, 2018	Common Shares(2)	C$2.68	1,667
September 10, 2018	Common Shares(2)	C$3.71	5,000
September 10, 2018	Common Shares(2)	C$8.18	1,666
September 12, 2018	Common Shares(2)	C$1.7246	713
September 12, 2018	Common Shares(2)	C$2.2434	475
September 12, 2018	Common Shares(2)	C$3.71	1,666
September 12, 2018	Common Shares(2)	C$8.18	1,667
September 12, 2018	Common Shares(2)	C$8.91	1,667
September 13, 2018	Common Shares(2)	C$3.71	6,815
September 13, 2018	Common Shares(2)	C$8.18	3,516
September 14, 2018	Common Shares(2)	C$3.96	4,238
September 17, 2018	Common Shares(2)	C$10.27	51,997
September 18, 2018	Common Shares(2)	C$2.29	15,000
September 18, 2018	Common Shares(2)	C$8.18	8,332
September 18, 2018	Common Shares(2)	C$10.27	16,666
September 18, 2018	Common Shares(2)	C$11.40	1,667
September 19, 2018	Common Shares(2)	C$8.18	1,667
September 19, 2018	Common Shares(2)	C$8.91	1,666
September 19, 2018	Common Shares(2)	C$10.27	2,500
September 20, 2018	Common Shares(2)	C$8.18	1,000
September 20, 2018	Common Shares(2)	C$8.91	1,666
September 24, 2018	Common Shares(2)	C$8.18	2,110
September 24, 2018	Common Shares(2)	C$8.91	1,667
September 24, 2018	Common Shares(2)	C$10.27	1,666
September 25, 2018	Common Shares(2)	C$1.80	2,500
September 25, 2018	Common Shares(2)	C$2.29	10,000
September 25, 2018	Common Shares(2)	C$3.71	1,666
September 25, 2018	Common Shares(2)	C$3.96	2,000

Date of Issuance	Security	Price per Security	Number of Securities
September 25, 2018	Common Shares(2)	C$10.27	1,666
September 26, 2018	Stock Options(5)	C$67.64	3,127,000
September 27, 2018	Common Shares(2)	C$1.92	116,667
September 27, 2018	Common Shares(2)	C$2.11	125,000
September 27, 2018	Common Shares(2)	C$2.68	173,000
September 27, 2018	Common Shares(2)	C$2.95	166,666
September 27, 2018	Common Shares(2)	C$3.85	225,000
September 27, 2018	Common Shares(2)	C$3.86	33,333
September 27, 2018	Common Shares(2)	C$8.18	366,666
September 27, 2018	Common Shares(2)	C$8.91	95,000
September 27, 2018	Common Shares(2)	C$9.88	91,667
September 27, 2018	Common Shares(2)	C$11.71	73,333
September 27, 2018	Common Shares(2)	C$22.32	3,367
September 27, 2018	Common Shares(2)	C$24.12	107,635
September 28, 2018	Common Shares(2)	C$1.80	5,000
September 28, 2018	Common Shares(2)	C$2.68	3,334
September 28, 2018	Common Shares(2)	C$3.71	1
September 28, 2018	Common Shares(2)	C$3.85	93,750
September 28, 2018	Common Shares(2)	C$8.18	6,407
October 1, 2018	Stock Options(5)	C$62.75	40,000
October 2, 2018	Common Shares(2)	C$3.71	3,283
October 2, 2018	Common Shares(2)	C$8.18	833
October 2, 2018	Common Shares(2)	C$27.99	10,000
October 2, 2018	Common Shares(2)	C$29.57	11,051
October 3, 2018	Common Shares(2)	C$2.68	1,667
October 3, 2018	Common Shares(2)	C$4.35	2,005
October 3, 2018	Common Shares(2)	C$8.18	3,334
October 4, 2018	Common Shares(2)	C$10.27	1,666
October 5, 2018	Common Shares(2)	C$2.66	250
October 5, 2018	Common Shares(2)	C$10.27	2,500
October 9, 2018	Common Shares(2)	C$1.80	2,500
October 9, 2018	Common Shares(2)	C$4.14	12,880
October 10, 2018	Common Shares(2)	C$8.27	2,928
October 12, 2018	Common Shares(2)	C$1.92	3,500
October 12, 2018	Common Shares(2)	C$2.95	6,333
October 12, 2018	Common Shares(2)	C$8.18	7,441
October 12, 2018	Common Shares(2)	C$10.27	15,000
October 15, 2018	Common Shares(2)	C$1.80	1,667
October 15, 2018	Common Shares(2)	C$4.35	1,604
October 15, 2018	Common Shares(2)	C$8.18	4,333
October 15, 2018	Common Shares(2)	C$8.91	1,666
October 15, 2018	Common Shares(2)	C$10.27	1,666
October 16, 2018	Common Shares(2)	C$2.16	317
October 16, 2018	Common Shares(2)	C$2.9164	2,000
October 16, 2018	Common Shares(2)	C$4.35	1,604
October 16, 2018	Common Shares(2)	C$8.18	3,839
October 16, 2018	Common Shares(2)	C$10.27	2,500
October 16, 2018	Common Shares(2)	C$11.71	3,333
October 18, 2018	Common Shares(2)	C$10.27	2,500
October 18, 2018	Common Shares(2)	C$11.71	100
October 19, 2018	Common Shares(2)	C$1.92	1,668
October 19, 2018	Common Shares(2)	C$3.71	16,667
October 19, 2018	Common Shares(2)	C$8.18	1,000
October 19, 2018	Common Shares(2)	C$10.27	1,666

Date of Issuance	Security	Price per Security	Number of Securities
October 19, 2018	Common Shares(18)	C$35.932593	79,717
October 22, 2018	Common Shares(2)	C$3.71	1,667
October 22, 2018	Common Shares(19)	C$5.434782	1,150
October 22, 2018	Common Shares(2)	C$8.18	833
October 22, 2018	Common Shares(19)	C$32.608695	2,875
October 22, 2018	Common Shares(19)	C$32.665505	287
October 22, 2018	Common Shares(19)	C$40.45224	1,853
October 24, 2018	Common Shares(19)	C$40.436690	11,518
October 24, 2018	Common Shares(19)	C$40.62	93
October 25, 2018	Common Shares(2)	C$2.66	600
October 25, 2018	Common Shares(2)	C$3.71	1,000
October 25, 2018	Common Shares(2)	C$4.14	19,900
October 25, 2018	Common Shares(2)	C$5.00	400
October 25, 2018	Common Shares(2)	C$8.18	2,500
October 25, 2018	Common Shares(20)	C$61.30	60,844
October 25, 2018	Common Shares(21)	C$61.931009	16,147
October 26, 2018	Common Shares(2)	C$8.18	650
October 26, 2018	Common Shares(19)	C$40.435132	4,634
October 26, 2018	Common Shares(22)	C$64.429992	43,517
October 28, 2018	Common Shares(19)	C$45.652357	367,732
October 29, 2018	Common Shares(2)	C$4.79	10,913
October 30, 2018	Common Shares(2)	C$4.14	12,880
November 1, 2018	Common Shares(19)	C$26.958696	9,598
November 1, 2018	Common Shares(19)	C$32.608696	14,950
November 1, 2018	Common Shares(19)	C$40.444964	2,780
November 1, 2018	Common Shares(23)	C$48.60	104,500,000
November 1, 2018	Canopy Warrants(23)	C$50.40	88,472,861
November 1, 2018	Canopy Warrants(23)	VWAP	51,272,592
November 6, 2018	Common Shares(24)	C$26.9565217	22,866
November 15, 2018	Stock Options(5)	C$45.14	125,000
November 16, 2018	Common Shares(2)	C$3.71	200
November 16, 2018	Common Shares(2)	C$4.24	33,334
November 16, 2018	Common Shares(2)	C$4.35	2,005
November 16, 2018	Common Shares(2)	C$8.18	200
November 16, 2018	Common Shares(2)	C$11.40	4,331
November 16, 2018	Common Shares(2)	C$18.46	40,599
November 16, 2018	Common Shares(2)	C$27.99	10,000
November 20, 2018	Common Shares(2)	C$4.79	459
November 20, 2018	Common Shares(2)	C$18.46	5,000
November 21, 2018	Common Shares(2)	C$3.71	200
November 21, 2018	Common Shares(2)	C$8.18	3,933
November 22, 2018	Common Shares(19)	C$32.608696	1,150
November 22, 2018	Common Shares(19)	C$40.517838	185
November 23, 2018	Common Shares(2)	C$1.57	9,689
November 23, 2018	Common Shares(2)	C$1.7246	1,426
November 23, 2018	Common Shares(2)	C$2.2434	1,189
November 23, 2018	Common Shares(2)	C$2.664	1,426
November 23, 2018	Common Shares(2)	C$2.9164	1,188
November 23, 2018	Common Shares(2)	C$5.00	1,015
November 23, 2018	Common Shares(2)	C$8.18	4,333
November 23, 2018	Common Shares(2)	C$18.46	7,088
November 25, 2018	Common Shares(25)	C$44.37	5,321,786
November 27, 2018	Common Shares(2)	C$2.29	175
November 27, 2018	Common Shares(2)	C$2.66	20,834

Date of Issuance	Security	Price per Security	Number of Securities
November 27, 2018	Common Shares(2)	C$11.40	3,333
November 29, 2018	Common Shares(19)	C$40.474082	463
November 30, 2018	Common Shares(2)	C$0.5609	14,264
November 30, 2018	Common Shares(2)	C$2.66	2,168
November 30, 2018	Common Shares(2)	C$3.71	1,666
November 30, 2018	Common Shares(2)	C$11.40	500
November 30, 2018	Common Shares(2)	C$18.46	5,000
December 3, 2018	Common Shares(2)	C$18.46	2,666
December 5, 2018	Common Shares(2)	C$2.66	1,666
December 5, 2018	Common Shares(2)	C$4.35	1,604
December 5, 2018	Common Shares(2)	C$4.79	5,588
December 5, 2018	Common Shares(2)	C$8.18	750
December 5, 2018	Common Shares(2)	C$11.71	175
December 5, 2018	Common Shares(2)	C$11.96	442
December 6, 2018	Common Shares(2)	C$2.29	125
December 6, 2018	Common Shares(2)	C$3.96	2,979
December 6, 2018	Common Shares(2)	C$11.71	1,650
December 7, 2018	Common Shares(2)	C$8.18	467
December 7, 2018	Common Shares(2)	C$18.46	1,000
December 10, 2018	Common Shares(2)	C$3.96	7,580
December 10, 2018	Common Shares(2)	C$8.18	833
December 10, 2018	Common Shares(2)	C$9.24	8,165
December 10, 2018	Common Shares(2)	C$18.46	6,000
December 11, 2018	Common Shares(2)	C$18.46	1,000
December 12, 2018	Common Shares(2)	C$8.18	2,333
December 13, 2018	Stock Options(5)	C$41.10	2,475,258
December 13, 2018	Restricted Stock Units(5)	C$41.10	7,300
December 14, 2018	Common Shares(2)	C$5.00	596
December 14, 2018	Common Shares(2)	C$11.96	633
December 17, 2018	Common Shares(2)	C$2.664	2,140
December 17, 2018	Common Shares(2)	C$11.40	1,666
December 20, 2018	Common Shares(2)	C$8.18	2,500
December 21, 2018	Common Shares(2)	C$2.664	3,566
December 24, 2018	Stock Options(5)	C$36.34	7,898,794
December 31, 2018	Common Shares(2)	C$0.5609	15,690
December 31, 2018	Common Shares(2)	C$18.46	467
January 3, 2019	Common Shares(2)	C$0.5609	14,265
January 3, 2019	Common Shares(2)	C$3.71	100
January 3, 2019	Common Shares(2)	C$8.18	1,005
January 8, 2019	Common Shares(2)	C$10.27	1,667
January 8, 2019	Common Shares(2)	C$18.46	550
January 9, 2019	Common Shares(2)	C$3.71	1,660
January 9, 2019	Common Shares(2)	C$8.18	75
January 9, 2019	Common Shares(2)	C$10.27	3,333
January 10, 2019	Common Shares(2)	C$3.96	3,021
January 10, 2019	Common Shares(2)	C$18.46	8,832
January 11, 2019	Common Shares(2)	C$8.18	1,667
January 11, 2019	Common Shares(2)	C$8.91	1,667
January 11, 2019	Common Shares(2)	C$18.46	9,999
January 14, 2019	Common Shares(2)	C$18.46	3,466
January 15, 2019	Common Shares(2)	C$2.66	2,747
January 15, 2019	Common Shares(2)	C$2.68	700
January 17, 2019	Common Shares(2)	C$2.66	1,667
January 18, 2019	Common Shares(2)	C$2.66	1,666

Date of Issuance	Security	Price per Security	Number of Securities
January 18, 2019	Common Shares(2)	C$8.18	2,584
January 18, 2019	Common Shares(2)	C$11.40	3,665
January 18, 2019	Common Shares(2)	C$18.46	10,815
January 18, 2019	Common Shares(2)	C$27.99	10,000
January 19, 2019	Common Shares(2)	C$3.71	967
January 19, 2019	Common Shares(2)	C$8.18	2,334
January 19, 2019	Common Shares(2)	C$18.46	667
January 21, 2019	Common Shares(26)	C$9.5079866	264,373
January 22, 2019	Common Shares(2)	C$2.95	651
January 22, 2019	Common Shares(2)	C$8.18	1,667
January 22, 2019	Common Shares(2)	C$18.46	400
January 22, 2019	Common Shares(11)	C$9.85	245,741
January 24, 2019	Common Shares(2)	C$0.64	104
January 24, 2019	Common Shares(2)	C$2.29	300
January 24, 2019	Common Shares(2)	C$3.71	1,666
January 24, 2019	Common Shares(2)	C$8.18	3,418
January 24, 2019	Common Shares(2)	C$10.27	6,000
January 24, 2019	Common Shares(2)	C$18.00	8,332
January 24, 2019	Common Shares(2)	C$18.46	6,700
January 24, 2019	Common Shares(2)	C$19.42	16,666
January 24, 2019	Common Shares(27)	C$34.87	24,576
January 25, 2019	Common Shares(3)	C$56.235989	12,224
January 30, 2019	Common Shares(2)	C$4.79	250
February 5, 2019	Common Shares(2)	C$4.14	4,814
February 5, 2019	Common Shares(2)	C$4.35	3,208
February 14, 2019	Common Shares(19)	C$40.68	500
February 20, 2019	Common Shares(2)	C$2.66	1,000
February 20, 2019	Common Shares(2)	C$2.68	50,000
February 20, 2019	Common Shares(2)	C$8.18	2,722
February 20, 2019	Common Shares(2)	C$11.40	666
February 20, 2019	Common Shares(2)	C$18.46	5,749
February 20, 2019	Common Shares(2)	C$26.50	2,500
February 20, 2019	Common Shares(2)	C$27.99	84,079
February 20, 2019	Common Shares(2)	C$40.68	8,998
February 21, 2019	Common Shares(2)	C$2.16	2,334
February 21, 2019	Common Shares(2)	C$8.18	833
February 21, 2019	Common Shares(2)	C$11.40	1,000
February 21, 2019	Common Shares(2)	C$18.46	3,333
February 21, 2019	Common Shares(2)	C$27.99	14,166
February 21, 2019	Common Shares(2)	C$40.68	4,332
February 22, 2019	Common Shares(2)	C$8.18	3,333
February 22, 2019	Common Shares(2)	C$27.99	2,499
February 22, 2019	Common Shares(2)	C$40.68	3,000
February 22, 2019	Stock Options(5)	C$58.51	2,819,146
February 25, 2019	Common Shares(2)	C$18.46	4,000
February 25, 2019	Common Shares(2)	C$40.68	1,667
February 26, 2019	Common Shares(2)	C$8.18	2,333
February 26, 2019	Common Shares(2)	C$11.40	7,499
February 26, 2019	Common Shares(2)	C$11.71	3,333
February 26, 2019	Common Shares(2)	C$18.46	7,722
February 26, 2019	Common Shares(2)	C$27.99	26,832
February 26, 2019	Common Shares(2)	C$40.68	3,333
February 26, 2019	Common Shares(19)	C$40.474082	926
February 27, 2019	Common Shares(2)	C$8.18	833

Date of Issuance	Security	Price per Security	Number of Securities
February 27, 2019	Common Shares(2)	C$11.71	49,309
February 27, 2019	Common Shares(2)	C$26.5	3,333
February 27, 2019	Common Shares(2)	C$27.99	833
February 28, 2019	Common Shares(2)	C$2.66	2,500
February 28, 2019	Common Shares(2)	C$2.95	29,333
February 28, 2019	Common Shares(2)	C$8.18	1,667
February 28, 2019	Common Shares(2)	C$10.27	37,500
February 28, 2019	Common Shares(2)	C$11.40	4,333
February 28, 2019	Common Shares(2)	C$11.71	25,663
February 28, 2019	Common Shares(2)	C$18.46	1,000
February 28, 2019	Common Shares(2)	C$27.99	10,832
February 28, 2019	Common Shares(2)	C$40.68	1,666
March 1, 2019	Common Shares(2)	C$2.95	8,367
March 1, 2019	Common Shares(2)	C$8.18	3,345
March 1, 2019	Common Shares(2)	C$11.71	3,332
March 1, 2019	Common Shares(2)	C$18.46	483
March 1, 2019	Common Shares(2)	C$27.99	18,666
March 1, 2019	Common Shares(2)	C$40.68	3,332
March 4, 2019	Common Shares(2)	C$11.71	1,667
March 6, 2019	Common Shares(2)	C$2.95	1,667
March 6, 2019	Common Shares(2)	C$3.71	67
March 6, 2019	Common Shares(2)	C$8.18	1
March 6, 2019	Common Shares(2)	C$11.40	2,532
March 6, 2019	Common Shares(2)	C$11.71	1,666
March 6, 2019	Common Shares(2)	C$18.46	1,600
March 6, 2019	Common Shares(2)	C$27.99	6,401
March 6, 2019	Common Shares(2)	C$40.68	2,222
March 7, 2019	Common Shares(2)	C$2.95	668
March 7, 2019	Common Shares(2)	C$3.71	5,000
March 7, 2019	Common Shares(2)	C$8.18	1
March 7, 2019	Common Shares(2)	C$10.27	1,667
March 7, 2019	Common Shares(2)	C$11.71	13,333
March 7, 2019	Common Shares(2)	C$18.46	750
March 7, 2019	Common Shares(2)	C$27.99	68,167
March 7, 2019	Common Shares(2)	C$40.68	6,667
March 8, 2019	Common Shares(2)	C$2.16	275
March 8, 2019	Common Shares(2)	C$8.18	2,000
March 8, 2019	Common Shares(2)	C$18.46	200
March 8, 2019	Common Shares(2)	C$26.5	2,300
March 8, 2019	Common Shares(2)	C$27.99	8,468
March 8, 2019	Common Shares(2)	C$28.99	10,000
March 11, 2019	Common Shares(2)	C$8.18	750
March 11, 2019	Common Shares(2)	C$40.68	1,667
March 12, 2019	Common Shares(2)	C$3.71	4,166
March 12, 2019	Common Shares(2)	C$8.18	9,168
March 12, 2019	Common Shares(2)	C$11.71	8,167
March 12, 2019	Common Shares(2)	C$27.99	11,834
March 12, 2019	Common Shares(2)	C$40.68	9,167
March 12, 2019	Common Shares(19)	C$40.474082	463
March 12, 2019	Stock Options(5)	C$61.48	250,000
March 12, 2019	Restricted Stock Units(5)	C$62.36	100,000
March 13, 2019	Common Shares(2)	C$2.68	2,000
March 13, 2019	Common Shares(2)	C$27.99	3,517
March 13, 2019	Common Shares(2)	C$40.68	250

Date of Issuance	Security	Price per Security	Number of Securities
March 13, 2019	Common Shares(19)	C$40.453835	399
March 14, 2019	Common Shares(2)	C$2.16	1,667
March 14, 2019	Common Shares(2)	C$8.18	1,080
March 14, 2019	Common Shares(2)	C$11.71	2,349
March 14, 2019	Common Shares(2)	C$26.5	1,250
March 14, 2019	Common Shares(2)	C$27.99	3,300
March 14, 2019	Common Shares(2)	C$40.68	3,167
March 15, 2019	Common Shares(19)	C$40.466071	336
March 15, 2019	Common Shares(2)	C$40.68	500
March 18, 2019	Common Shares(2)	C$2.66	950
March 18, 2019	Common Shares(2)	C$9.24	450
March 20, 2019	Common Shares(2)	C$9.24	11,370
March 20, 2019	Common Shares(2)	C$11.71	2,166
March 20, 2019	Common Shares(2)	C$18.46	1,667
March 21, 2019	Common Shares(2)	C$11.71	726
March 21, 2019	Common Shares(2)	C$27.99	67
March 21, 2019	Common Shares(2)	C$40.68	667
March 22, 2019	Common Shares(2)	C$2.93	2,334
March 22, 2019	Common Shares(2)	C$8.18	1,667
March 22, 2019	Common Shares(2)	C$11.71	6,500
March 22, 2019	Common Shares(2)	C$18.00	8,335
March 22, 2019	Common Shares(2)	C$18.46	1,667
March 22, 2019	Common Shares(2)	C$27.99	11,001
March 22, 2019	Common Shares(2)	C$40.68	3,000
March 25, 2019	Common Shares(2)	C$3.71	1,667
March 25, 2019	Common Shares(2)	C$11.71	1,000
March 25, 2019	Common Shares(2)	C$28.99	14,667
March 27, 2019	Common Shares(2)	C$2.95	9,167
March 27, 2019	Common Shares(2)	C$11.71	38,334
March 27, 2019	Common Shares(2)	C$22.32	673
March 27, 2019	Common Shares(2)	C$24.12	8,669
March 27, 2019	Common Shares(2)	C$27.99	55,766
March 27, 2019	Common Shares(2)	C$32.52	7,332
March 28, 2019	Common Shares(2)	C$3.35	11,313
March 28, 2019	Common Shares(2)	C$22.32	1,399
March 28, 2019	Common Shares(2)	C$24.12	30,129
March 28, 2019	Common Shares(2)	C$27.99	15,900
March 29, 2019	Common Shares(2)	C$11.96	300
March 29, 2019	Common Shares(2)	C$27.99	1,167
April 1, 2019	Common Shares(2)	C$2.66	100
April 1, 2019	Common Shares(2)	C$27.99	50
April 1, 2019	Common Shares(28)	C$36.06	58,402
April 2, 2019	Common Shares(2)	C$2.66	5,000
April 2, 2019	Common Shares(2)	C$2.95	5,000
April 2, 2019	Common Shares(2)	C$3.71	13,333
April 2, 2019	Common Shares(2)	C$8.18	650
April 2, 2019	Common Shares(2)	C$11.71	5,700
April 2, 2019	Common Shares(2)	C$18.25	33,333
April 2, 2019	Common Shares(2)	C$32.52	1,000
April 2, 2019	Common Shares(19)	C$41.695	24
April 3, 2019	Common Shares(2)	C$1.83	20,000
April 3, 2019	Common Shares(2)	C$2.66	2,400
April 3, 2019	Common Shares(2)	C$2.95	717
April 3, 2019	Common Shares(2)	C$3.71	2,509

Date of Issuance	Security	Price per Security	Number of Securities
April 3, 2019	Common Shares(2)	C$8.18	10,833
April 3, 2019	Common Shares(2)	C$33.66	14,734
April 4, 2019	Common Shares(2)	C$27.99	167
April 4, 2019	Common Shares(2)	C$32.52	1
April 4, 2019	Common Shares(2)	C$33.66	2,767
April 5, 2019	Common Shares(2)	C$1.57	93,000
April 5, 2019	Common Shares(2)	C$1.70	93,000
April 5, 2019	Common Shares(2)	C$2.95	100,000
April 5, 2019	Common Shares(2)	C$3.85	125,000
April 5, 2019	Common Shares(2)	C$3.96	865
April 5, 2019	Common Shares(2)	C$11.71	555
April 5, 2019	Common Shares(2)	C$24.12	497
April 5, 2019	Common Shares(2)	C$27.99	3,333
April 8, 2019	Common Shares(2)	C$27.99	115
April 8, 2019	Common Shares(2)	C$33.66	667
April 9, 2019	Common Shares(2)	C$8.18	1,600
April 9, 2019	Common Shares(2)	C$18.46	667
April 9, 2019	Common Shares(2)	C$33.66	1,167
April 10, 2019	Common Shares(2)	C$8.18	100
April 10, 2019	Common Shares(2)	C$33.66	717
April 11, 2019	Common Shares(2)	C$33.66	14,167
April 12, 2019	Common Shares(2)	C$1.80	1,667
April 12, 2019	Common Shares(2)	C$8.18	200
April 12, 2019	Common Shares(2)	C$8.91	500
April 12, 2019	Common Shares(2)	C$11.40	150
April 12, 2019	Common Shares(2)	C$33.66	8,067
April 12, 2019	Common Shares(2)	C$40.68	112
April 15, 2019	Common Shares(2)	C$27.99	433
April 15, 2019	Common Shares(2)	C$33.66	1,150
April 16, 2019	Common Shares(2)	C$2.66	2,500
April 16, 2019	Common Shares(2)	C$2.95	75
April 16, 2019	Common Shares(2)	C$27.99	800
April 16, 2019	Common Shares(2)	C$33.66	667
April 17, 2019	Common Shares(2)	C$2.66	1,667
April 17, 2019	Common Shares(2)	C$8.18	833
April 17, 2019	Common Shares(2)	C$11.71	850
April 17, 2019	Common Shares(2)	C$18.46	2,500
April 17, 2019	Common Shares(2)	C$33.66	50
April 17, 2019	Common Shares(2)	C$40.68	666
April 18, 2019	Common Shares(2)	C$11.96	236
April 18, 2019	Common Shares(2)	C$27.99	667
April 18, 2019	Common Shares(2)	C$33.66	500
April 18, 2019	Common Shares(19)	C$40.439979	4,799
April 22, 2019	Common Shares(2)	C$3.71	5,000
April 22, 2019	Common Shares(2)	C$10.27	1,500
April 22, 2019	Common Shares(2)	C$18.46	1,000
April 22, 2019	Common Shares(2)	C$33.66	746
April 22, 2019	Common Shares(29)	C$61.51133	15,706
April 23, 2019	Common Shares(2)	C$2.9164	2,000
April 23, 2019	Common Shares(2)	C$2.95	1,667
April 23, 2019	Common Shares(2)	C$4.14	17,560
April 23, 2019	Common Shares(2)	C$4.35	3,209
April 23, 2019	Common Shares(2)	C$8.18	833
April 23, 2019	Common Shares(2)	C$10.27	1,500

Date of Issuance	Security	Price per Security	Number of Securities
April 23, 2019	Common Shares(2)	C$11.71	1,666
April 23, 2019	Common Shares(2)	C$18.46	6,667
April 23, 2019	Common Shares(2)	C$20.66	4,461
April 23, 2019	Common Shares(2)	C$26.50	350
April 23, 2019	Common Shares(2)	C$27.99	12,252
April 23, 2019	Common Shares(2)	C$33.66	12,535
April 23, 2019	Common Shares(2)	C$40.68	8,751
April 24, 2019	Common Shares(2)	C$2.68	133
April 24, 2019	Common Shares(2)	C$2.95	3,334
April 24, 2019	Common Shares(2)	C$3.71	5,300
April 24, 2019	Common Shares(2)	C$8.18	3,333
April 24, 2019	Common Shares(2)	C$11.71	3,650
April 24, 2019	Common Shares(2)	C$27.99	22,883
April 24, 2019	Common Shares(2)	C$33.66	4,200
April 24, 2019	Common Shares(2)	C$40.68	15,634
April 25, 2019	Common Shares(2)	C$1.92	1,667
April 25, 2019	Common Shares(2)	C$2.95	2,626
April 25, 2019	Common Shares(2)	C$8.18	1
April 25, 2019	Common Shares(2)	C$11.40	775
April 25, 2019	Common Shares(2)	C$11.71	1,000
April 25, 2019	Common Shares(2)	C$18.46	7,668
April 25, 2019	Common Shares(2)	C$27.99	32,501
April 25, 2019	Common Shares(2)	C$33.66	5,833
April 25, 2019	Common Shares(2)	C$40.68	15,668
April 26, 2019	Common Shares(2)	C$2.68	1,500
April 26, 2019	Common Shares(2)	C$3.71	1,956
April 26, 2019	Common Shares(2)	C$8.18	1,020
April 26, 2019	Common Shares(2)	C$18.46	157
April 26, 2019	Common Shares(2)	C$27.99	5,101
April 26, 2019	Common Shares(2)	C$33.66	3,067
April 29, 2019	Common Shares(2)	C$2.95	3,334
April 29, 2019	Common Shares(2)	C$18.46	250
April 29, 2019	Common Shares(2)	C$40.68	667
April 30, 2019	Common Shares(2)	C$2.66	50
April 30, 2019	Common Shares(2)	C$3.71	500
April 30, 2019	Common Shares(2)	C$8.18	1,035
April 30, 2019	Common Shares(2)	C$11.71	933
April 30, 2019	Common Shares(2)	C$27.99	3,000
April 30, 2019	Common Shares(2)	C$28.99	2,000
April 30, 2019	Common Shares(2)	C$33.66	2,334
April 30, 2019	Common Shares(2)	C$40.68	2,083
May 1, 2019	Common Shares(2)	C$2.66	400
May 1, 2019	Common Shares(2)	C$2.95	4,900
May 1, 2019	Common Shares(2)	$3.71	1,000
May 1, 2019	Common Shares(2)	C$7.80	15,000
May 1, 2019	Common Shares(2)	C$8.18	125
May 1, 2019	Common Shares(2)	C$8.91	2,917
May 1, 2019	Common Shares(2)	C$9.24	5,053
May 1, 2019	Common Shares(2)	C$11.40	150
May 1, 2019	Common Shares(2)	C$11.71	3,499
May 1, 2019	Common Shares(2)	C$18.46	5,500
May 1, 2019	Common Shares(2)	C$33.66	10,004
May 1, 2019	Common Shares(19)	C$40.43798	2,786
May 1, 2019	Common Shares(19)	C$40.44731	2,298

Date of Issuance	Security	Price per Security	Number of Securities
May 1, 2019	Common Shares(2)	C40.68	500
May 1, 2019	Common Shares(19)	C$41.19353	34
May 2, 2019	Common Shares(2)	C$8.18	2,467
May 2, 2019	Common Shares(2)	C18.46	1,667
May 2, 2019	Common Shares(2)	C$27.99	4,334
May 2, 2019	Common Shares(2)	C$32.61	488
May 2, 2019	Common Shares(2)	C$33.66	1,000
May 2, 2019	Common Shares(2)	C$40.68	1,667
May 3, 2019	Common Shares(2)	C$1.7246	8,558
May 3, 2019	Common Shares(2)	C$33.66	1,000
May 3, 2019	Common Shares(26)	C$9.507987	106,194
May 8, 2019	Common Shares(2)	C$2.95	2,500
May 8, 2019	Common Shares(2)	C$11.40	1,666
May 9, 2019	Common Shares(2)	C$8.18	1,450
May 15, 2019	Common Shares(2)	C$8.18	1,500
May 15, 2019	Common Shares(2)	C$4.14	10,537
May 15, 2019	Common Shares(2)	C$11.96	414
May 16, 2019	Common Shares(2)	C$1.7246	1,426

(1)	Issued pursuant to Canopy’s acquisition of Daddy Cann Lesotho PTY Ltd.
(2)

Issued upon the exercise of options or restricted stock units granted under either Canopy’s omnibus incentive plan or the prior stock option plan, and includes the exercise of options held by former officers, directors, employees or consultants of Bedrocan Canada Inc., Spectrum Health Corp. (formerly Mettrum Health Corp.) and Hiku, which were adjusted in accordance with their respective arrangement agreements.

(3)	Issued in connection with the achievement of certain milestones pursuant to Canopy’s joint venture to form Vert Mirabel.
(4)

Issued pursuant to an indenture among Canopy, GLAS Trust Company LLC and Computershare Trust Company of Canada dated June 20, 2018 pursuant to which Canopy offered the Canopy Notes with an initial conversion rate of 20.7577 Canopy Shares per $1,000 principal amount of Canopy Notes.

(5)	Granted pursuant to Canopy’s omnibus incentive plan.
(6)	Issued to satisfy the cost of securing a purchase option on certain future production assets in California, United States.
(7)	Issued in connection with the achievement or deemed achievement of certain milestones pursuant to Canopy’s joint venture to form BC Tweed.
(8)	Issued pursuant to Canopy’s acquisition of the non-controlling 33% interests in BC Tweed.
(9)	Issued pursuant to Canopy’s acquisition of Canindica.
(10)	Issued pursuant to Canopy’s acquisition of Spectrum Colombia.
(11)	Issued in connection with the achievement of certain milestones to former shareholders of 2344823 Ontario Inc., operating as Bodystream.
(12)	Issued in connection with the achievement of certain milestones pursuant to Canopy’s joint venture to form Spectrum Cannabis Denmark Aps.
(13)	Issued in connection with the achievement of certain milestones to former shareholders of Garden City Growers Inc. and 441684 Ontario Limited.
(14)	Issued pursuant to Canopy’s acquisition of the non-controlling interest in CHI.
(15)	Issued in connection with the achievement of certain milestones to JJ 206, LLC.
(16)	Issued in connection with an addendum to the brand license agreement dated February 11, 2016 between Tweed Inc. and LBC Holdings, Inc.
(17)	Issued pursuant to Canopy’s acquisition of Hiku.
(18)	Issued in connection with a second addendum to the strategic alliance agreement made on February 19, 2019 between Canopy and DNA Holding, LLC d/b/a DNA Genetics.
(19)	Issued upon the exercise of warrants issued by Hiku prior to Canopy’s acquisition of Hiku.
(20)	Issued to Flight North Inc. and Willmont Capital Ltd. In connection with the acquisition of common shares in the capital of 10006215 Manitoba Ltd.
(21)	Issued in connection with a license agreement dated October 9, 2018 between Canopy and ZoomerMedia Limited.
(22)	Issued in connection with a license agreement dated October 11, 2018 between Canopy, Martha Stewart Living Omnimedia, Inc. and Lifestyle Research Center, LLC.
(23)	Issued pursuant to the CBG Investment.
(24)	Issued upon the conversion of debentures issued by Hiku prior to Canopy’s acquisition of Hiku.
(25)	Issued pursuant to Canopy’s acquisition of assets from ebbu.
(26)	Issued in connection with the achievement of certain milestones to former shareholders of Apollo Applied Research Inc. and Apollo CRO Inc.
(27)

Issued in connection with the achievement of certain milestones to Jason Green pursuant to an asset purchase agreement by and among Canopy, Green Hemp Industries Ltd. and Jason Green dated November 24, 2017.

(28)	Issued in connection with the achievement of certain milestones to former shareholders of Daddy Cann Lesotho PTY Ltd.
(29)	Issued in connection with the achievement of certain milestones to former shareholders of Spot Therapeutics Inc.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones Canopy faces. Additional risks and uncertainties, including those that Canopy does not currently know about or that it currently deems immaterial, may also adversely affect Canopy’s business. If any of the following risks actually occur, Canopy’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Changes in Laws, Regulations and Guidelines

On October 17, 2018, the Cannabis Act came into effect. Uncertainty remains, however, with respect to the implementation of the Cannabis Act as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these Laws, regulations and guidelines on the business of Canopy, including increased costs of compliance and other potential risks, remain uncertain and, accordingly, may cause Canopy to experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on Canopy’s business, financial condition and results of operations, as it may be difficult to establish brand loyalty. In addition, the Cannabis Act allows for licenses to be granted for outdoor cultivation. The implications of allowing outdoor cultivation are not yet known, but such a development could be significant as it may reduce startup capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the business, financial condition and results of operation of Canopy.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to Canopy. It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis. There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for adult-use purposes will create the growth opportunities that are currently anticipated by Canopy.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other ingestibles are currently prohibited from sale, but it is contemplated under the Cannabis Act that such products will be permitted for sale in the future. While draft regulations have been released, the impact of these regulatory changes on the business of Canopy is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Compliance with Laws

Canopy’s operations are subject to various Laws, regulations and guidelines that may change over time. Canopy will endeavour to comply with all relevant Laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various Laws, regulations and guidelines to which they are subject. There is also a risk that Canopy’s interpretation of Laws, regulations and guidelines, including, but not limited to, the Cannabis Act, the associated regulations, various U.S. state regulations and applicable stock exchange rules and regulations, may differ from those of others, including those of government authorities, securities regulators and exchanges, and Canopy’s operations may not be in compliance with such Laws, regulations and guidelines. Canopy, while it may be compliant today, may not be compliant following changes to any Laws, regulations or guidelines. In addition, achievement of Canopy’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, and the impact of any delays in obtaining or failures to obtain regulatory approvals required by Canopy may significantly delay or impact the development of Canopy’s business and operations and could have a material adverse effect on the business, financial condition and results of operations of Canopy. In addition, any potential noncompliance could cause the business, financial condition and results of operations of Canopy to be adversely affected. Further, any amendment to or replacement of the Cannabis Act or other applicable rules and regulations governing the activities of Canopy may cause adverse effects on Canopy’s business, financial condition and results of operations. The risks to the business of Canopy associated with any amendment or replacement of the Cannabis Act or any subsequent regulatory changes in Canada or the United States could reduce the available market for products or services and could materially and adversely affect the business, financial condition and results of operations of Canopy.

Canopy will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable Laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Canopy may be liable for civil or criminal fines or penalties imposed for violations of applicable Laws or regulations. Amendments to current Laws, regulations and permitting requirements, court rulings or more stringent application of existing Laws or regulations, may have a material adverse impact on Canopy, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities, or other significant changes in Canopy’s business plans, which could have a material adverse effect on the business, financial condition and results of operations of Canopy.

The introduction of new tax Laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax Laws, regulations or rules in any of the countries in which Canopy may operate could result in an increase in Canopy’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax Laws, regulations or rules will not be enacted or that existing tax Laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in Canopy’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Canopy.

Due to the complexity and nature of Canopy’s operations, various legal and tax proceedings may be in progress from time to time. If Canopy is unable to resolve any of these proceedings favourably, there may be a material adverse effect on Canopy.

International Laws

Cannabis-related financial transactions are subject to a variety of Laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these Laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such Laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability. Each prospective investor should contact his, her or its own legal advisor.

Operational, Regulatory and Other Risks

Cannabis operations generally involve a high degree of risk. Canopy is subject to the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect Canopy, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce cannabis, (ii) cause delays or stoppage of operations, (iii) cause personal injury or death and related legal liability, or (iv) result in the loss of insurance coverage. The occurrence of any of these risks or hazards could have a material adverse effect on Canopy and the price of the Canopy Shares.

Canopy may in the future expand into other geographic areas, product categories or market segments, which could increase Canopy’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of Canopy’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require Canopy to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. Canopy may not be able to successfully identify suitable acquisition, investment and/or expansion opportunities or integrate such operations successfully with Canopy’s existing operations.

The CBG Group is a Significant Shareholder

As a result of the relationship between Canopy and the CBG Group, the business and future operations of Canopy may be adversely affected by changes in the business, market price, directors, officers or employees of the CBG Group. The CBG Group has a significant influence and control over the business and operations of Canopy due to its ownership interest and the New Investor Rights Agreement, which is available for review under Canopy’s profile on SEDAR at www.sedar.com.

The CBG Group owns a substantial number of the outstanding Canopy Shares (on a fully diluted basis) and, through its pre-emptive rights and Top-Up Right, has the ability to maintain its ownership level. The CBG Group is also entitled to designate four nominees for election or appointment to the Canopy Board. As such, the CBG Group is in a position to exercise significant influence over Canopy, including matters requiring shareholder approval, such as the election of directors, change in control transactions and the determination of other significant corporate actions. There can also be no assurance that the CBG Group’s interests will align with the interest of Canopy or other Canopy Shareholders and the CBG Group will have the ability to influence certain actions that may not reflect the will or best interests of Canopy or other Canopy Shareholders. The presence of the CBG Group could limit the price that investors or an acquirer may be willing to pay for Canopy Shares and may therefore delay or prevent a change of control or take-over bid for Canopy.

Pursuant to the New Investor Rights Agreement, the CBG Group also has certain consent rights which could delay or prevent the completion of certain transactions that could otherwise be beneficial to Canopy Shareholders. Canopy may also enter into other arrangements with the CBG Group. As a result, Canopy may be dependent on the CBG Group, which could have a material adverse effect on the business, financial condition and results of operations of Canopy.

Limited Operating History

Canopy has a limited history of operations and is in an early stage of development as it attempts to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Accordingly, Canopy is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel and other resources and lack of revenue. The limited operating history may also make it difficult for investors to evaluate Canopy’s prospects for success. There is no assurance that Canopy will be successful and its likelihood of success must be considered in light of its stage of operations.

Canopy has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. Canopy has incurred losses in recent periods. Canopy may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Canopy expects to continue to increase its capital investments and operating expenses as it implements initiatives to continue to grow its business. If Canopy’s revenues do not increase to offset these expected increases in costs and operating expenses, Canopy will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Execution of Business Strategy

An important part of Canopy’s business strategy involves expanding operations in international markets, including in markets where Canopy currently does not operate. Canopy may be unable to pursue this strategy in the future at the desired pace or at all. Canopy may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand its infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in countries where Canopy does not currently operate; or enter into successful business arrangements for technical assistance or management expertise outside of North America.

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of Canopy management’s attention and financial and other resources. Canopy can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on Canopy’s business, financial condition or results of operations.

If Canopy succeeds in expanding its existing businesses, that expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, Canopy personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, Canopy may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls, or make other capital expenditures. Canopy’s business, financial condition and results of operations could be adversely effected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Management of Growth

Canopy may be subject to growth-related risks including capacity constraints and pressure on internal systems and controls. The ability of Canopy to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Canopy to deal with this growth may have a material adverse effect on Canopy’s business, financial condition, results of operations and growth prospects.

Difficulty to Forecast

Canopy will need to rely largely on its own market research to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on the business, financial condition and results of operations of Canopy.

Conflicts of Interest

Canopy may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. Canopy’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Canopy. In some cases, Canopy’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to Canopy’s business and affairs and that could adversely affect Canopy’s operations. These business interests could require significant time and attention of Canopy’s executive officers, directors and consultants.

In addition, Canopy may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which Canopy may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of Canopy. In addition, from time to time, these persons may be competing with Canopy for available opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of Canopy’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of Canopy are required to act honestly, in good faith and in the best interests of Canopy.

Litigation

Canopy may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If Canopy is unable to resolve these disputes favourably, it may have a material adverse effect on Canopy. Even if Canopy is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of Canopy. Securities litigation could result in substantial costs and damages and divert Canopy’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to Canopy could have a negative impact on Canopy’s financial position.

Competition

As the adult-use cannabis market continues to mature, consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption away from medical cannabis and towards adult-use cannabis, resulting in increased levels of competition in the medical cannabis market. As the adult-use cannabis market continues to mature, the entry of new competitors may also increase the level of competition in the cannabis market as a whole. This increase in competition may have a negative impact on Canopy.

There is potential that Canopy will face intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of Canopy. Canopy may not be able to enter into supply agreements or negotiate favourable prices. If Canopy is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of Canopy. Moreover, competitive factors may result in Canopy being unable to enter into desirable arrangements with new partners, to recruit or retain qualified employees or to acquire the capital necessary to fund its capital investments.

The Government of Canada has only issued a limited number of licenses to cultivate and/or process cannabis under the Cannabis Act. There are also numerous applicants for licenses. The number of licenses granted could have an impact on the operations of Canopy. Canopy may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid license. Despite raids of dispensaries, many dispensaries are still in operation, providing additional competition.

If the number of users of medical and/or adult-use cannabis increases, the demand for products will increase and Canopy expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. As well, the legal landscape for medical and adult-use cannabis is changing internationally. More countries have passed Laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass Laws allowing for the production and distribution of adult-use cannabis as well. Increased international competition could materially adversely affect Canopy’s business, operations or growth prospects.

Reputational Risk

Canopy believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with currently held views. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry and demand for its products and services, which could affect the business, financial condition and results of operations and cash flows of Canopy. Canopy’s dependence upon consumer perception means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on Canopy, the business, financial condition, results of operations and cash flows of Canopy. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or Canopy’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

In addition, parties outside of the cannabis industry with which Canopy does business may perceive that they are exposed to reputational risk as a result of Canopy’s cannabis related business activities. For example, Canopy could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry. Canopy may in the future have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business. Failure to establish or maintain business relationships could have a material adverse effect on Canopy.

Restrictions from the TSX

Canopy is subject to restrictions from the TSX which may constrain Canopy’s ability to expand its business internationally. Canopy must comply with the TSX guidelines when conducting business, especially when pursuing international opportunities.

On October 16, 2017, the TSX provided guidance regarding the application of the TSX Requirements for issuers with business activities in the cannabis sector. In TSX Staff Notice, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the TSX Requirements could have an adverse effect on the business of Canopy.

Risks Associated with Divestment and Restructuring

In certain circumstances, Canopy may decide, or be required, to divest certain of its interests. In particular, if any of the Canopy’s interests give rise to a violation of any applicable Laws and regulations, including U.S. federal law, Canopy may be required to divest its interest or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or the NYSE. For instance, if Canopy determines that any of its operations are not compliant with U.S. Laws or the policies of the TSX and NYSE, Canopy will use its commercially reasonable best efforts to divest of its interest in the event that it cannot restructure its holdings. There is no assurance that these divestitures will be completed on terms favourable to Canopy, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on Canopy may never be realized or may not be realized to the extent Canopy anticipates. Not all of Canopy’s interests are liquid, and such interests may be difficult to dispose of and subject to illiquidity discounts on divestiture. Any required divestiture or an actual or perceived violation of applicable Laws or regulations by Canopy could have a material adverse effect on Canopy, including its reputation and ability to conduct business, the listing of the Canopy Shares on the TSX and NYSE, its financial position, operating results, profitability or liquidity or the market price of the Canopy Shares. In addition, it is difficult for Canopy to estimate the time or resources that may be required for the investigation of any such matter or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

If Canopy decides, or is required, to restructure its interests to remain in compliance with Laws or stock exchange requirements, such restructuring could result in the write-down of the value of Canopy’s interests, which could have a material adverse effect on Canopy’s business, financial condition and results of operations.

Operational Structure

The majority of Canopy’s assets are the capital stock of its material subsidiaries. Canopy conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, Canopy’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to Canopy. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable Laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of Canopy’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before Canopy.

Reliance on Licences

Canopy is dependent on its existing licenses in order to grow, store and sell cannabis. These licenses are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licenses could have a material adverse impact on the business, financial condition and operating results of Canopy. There can be no guarantee that a license will be extended or renewed or, if extended or renewed, that they will be extended or renewed on terms that are favourable to Canopy. Should a license not be extended or renewed or should it be extended or renewed on terms that are less favourable to Canopy than anticipated, the business, financial condition and results of the operations of Canopy could be materially adversely affected.

In addition, the ability of Canopy to grow its business is dependent on securing and maintaining certain new licenses, particularly retail licenses and licenses in international jurisdictions. Failure to comply with the requirements of any license application or failure to obtain and maintain the appropriate licenses with the relevant authorities would have a material adverse impact on the business, financial condition and results of operations of Canopy. There can be no guarantees that regulatory authorities will issue the required licenses.

Reliance on Facilities

The licenses held by Canopy are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the business, financial condition and prospects of Canopy. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Canopy’s ability to continue operating under its licenses or the prospect of renewing its licenses.

All facilities continue to operate with routine maintenance. Canopy will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The operations and financial performance of Canopy may be adversely affected if it is unable to keep up with maintenance requirements.

Certain contemplated capital expenditures in Canada, including the construction of additional growing rooms and the expansion of cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the business, financial condition and results of operations of Canopy.

Dependence upon Key Management Personnel

The success of Canopy is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (the “Key Personnel”). Canopy’s future success depends on its continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and Canopy may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on Canopy’s ability to execute on its business plan and strategy, and Canopy may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Reliance on Key Inputs

Canopy is dependent on a number of key inputs and their related costs, including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of Canopy. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of Canopy.

Vulnerability to Rising Energy Costs

Canopy’s growing operations consume considerable energy, making Canopy vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of Canopy and its ability to operate profitably, which could have a materially adverse effect on Canopy’s business, financial condition and operating results.

Dependence on Suppliers and Skilled Labour

The ability of Canopy to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that Canopy will be successful in maintaining their required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the financial results of Canopy.

Risks Inherent in an Agricultural Business

The business of Canopy involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may have a significant impact on the size and quality of the harvest of the crops processed and sold by Canopy. Significant increases or decreases in the total harvest will impact the sales of Canopy’s products and, consequently, the profits and results of Canopy’s operations. High degrees of quality variance can also affect processing velocity and capacity utilization, as the processes required to potentially upgrade lower or more variable quality product can slow overall processing times. There can be no assurance that natural elements will not have a material adverse effect on the production of products by Canopy.

Transportation Risks

Canopy depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on Canopy’s financial condition and results of operations. Rising costs associated with the courier services Canopy uses to ship its products may also adversely impact Canopy’s business and its ability to operate profitably.

Due to the nature of Canopy’s products, security of the product during transportation is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on Canopy’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of government regulators, could also have an impact on Canopy’s ability to continue operating under its current licenses or impact the prospects of renewing its licenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of Canopy. Canopy’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the profitability of Canopy is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond Canopy’s control. Any price decline may have a material adverse effect on Canopy.

Insurance Risks

Premiums for the insurance coverage obtained by Canopy may not continue to be commercially justifiable, and such insurance coverage may have limitations and other exclusions and may not be sufficient to cover Canopy’s potential liabilities. While Canopy may have insurance to protect its assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which Canopy is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the liabilities of Canopy or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Canopy were to incur substantial liability not covered by insurance or in excess of policy limits, or if Canopy were to incur such liability at a time when it is not able to obtain liability insurance, the business, financial condition and results of operations of Canopy may be adversely affected.

Environmental and Employee Health and Safety Regulations

The operations of Canopy are subject to environmental and safety Laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, Canopy will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety Laws and regulations may result in costs for corrective measures, penalties or restrictions on Canopy’s production operations. In addition, changes in environmental, employee health and safety or other Laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Canopy’s operations or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and/or results of operations of Canopy.

Canopy has received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. Canopy filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, Canopy received notice that the Ontario Ministry has begun their technical review of the application and as of the date of this Circular, it is still under review.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, Canopy faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Canopy may be subject to various product liability claims, including that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claims or regulatory action against Canopy could result in increased costs to Canopy, could adversely affect Canopy’s reputation generally, and could have a material adverse effect on

Canopy’s financial condition and results of operations. There can be no assurances that Canopy will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by Canopy are recalled due to an alleged product defect or for any other reason, Canopy could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. Canopy may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Canopy has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by Canopy were subject to recall, the reputation of that product and Canopy could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the results of operations and financial condition of Canopy. Additionally, product recalls may lead to increased scrutiny of the operations of Canopy by regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on Canopy.

Customer Acquisitions

Canopy’s success depends on its ability to attract and retain customers. There are many factors which could impact Canopy’s ability to attract and retain customers, including but not limited to the ability of Canopy to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on Canopy’s business, operating results and financial condition.

Constraints on Marketing Products

The development of Canopy’s business and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits Canopy’s ability to compete for market share in a manner similar to other industries. If Canopy is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, Canopy’s sales and operating results could be adversely affected, which could have a materially adverse effect on Canopy.

Risks Inherent in Acquisitions and Investments

Canopy may enter into acquisitions or investments with third parties that it believes will complement or augment its existing business. Canopy’s ability to form strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance Canopy’s business, and/or may involve risks that could adversely affect Canopy, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and/or contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to Canopy’s business or that Canopy will be able to consummate future strategic alliances on satisfactory terms, or at all.

Unknown Defects and Impairments

A defect in any business arrangement, including the Arrangement Agreement, may arise to defeat or impair the claim of Canopy to such transaction, which may have a material adverse effect on Canopy. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement Canopy enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by Canopy. Any impairment charges on Canopy’s carrying value of business arrangements could have a material adverse effect on Canopy.

Expansion into Foreign Jurisdictions

Canopy’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for Canopy’s products will develop or be maintained. Canopy may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in Laws and regulations, and the effects of competition. These factors may limit Canopy’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on Canopy’s business, financial condition and results of operations.

Governmental Regulations

Cannabis operations are subject to extensive Laws and regulations. The costs of compliance with such Laws and regulations are significant. It is possible that the costs and delays associated with compliance with such Laws and regulations could become such that Canopy would not continue to develop or operate its businesses. Moreover, it is possible that future regulatory developments could result in substantial costs and liabilities for Canopy in the future such that it would not continue to develop or operate its business. In addition, Canopy is subject to various Laws, regulations and guidelines, including, but not limited to the Cannabis Act and applicable stock exchange rules and regulations. See “Risk Factors –Compliance with Laws” above.

Cannabis is a Controlled Substance in the United States

Canopy is indirectly involved in ancillary activities related to the cannabis industry in jurisdictions in the United States where local state law permits such activities and, by virtue of, among other transactions, the Arrangement and Canopy’s holding of Exchangeable Shares in TerrAscend, Canopy may be indirectly associated with the cultivation, processing or distribution of cannabis in the United States. In the United States, cannabis is largely regulated at the state level. To Canopy’s knowledge, there are to date a total of 33 states, and the District of Columbia, that have now legalized cannabis in some form, including California, Nevada, New York, New Jersey, Washington and Florida. Investors are cautioned that, notwithstanding the permissive regulatory environment of cannabis in certain states, cannabis continues to be categorized as a controlled substance under the CSA and, as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state Laws and regulations is a major risk factor.

As a result of the Sessions Memorandum, federal prosecutors have prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level Laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities and, as a result, it is uncertain how active federal prosecutors will be in relation to such activities. There can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

U.S. federal law pre-empts state law in these circumstances, so that the U.S. federal government can assert criminal violations of federal law despite state law. The level of prosecutions of state-legal cannabis operations is entirely unknown; nevertheless, the most recent stated position of the current administration is relatively hostile to legal cannabis, and furthermore can potentially be changed at any time by the Department of Justice to become more hostile. If the Department of Justice opted to pursue a policy of aggressively pursuing financiers or equity owners of cannabis-related businesses, and United States attorneys followed such Department of Justice policies through the pursuit of prosecutions of such financers or equity owners, then both Acreage and TerrAscend, for instance, could face (i) seizure of their cash and other assets used to support or derived from their business activities; and/or (ii) the arrest of its employees, directors, officers, managers and/or investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis.

Particularly now that the Cole Memorandum has been rescinded, the Department of Justice under the current administration or an aggressive federal prosecutor could allege that Canopy and Canopy’s Board, and potentially Canopy Shareholders, “aided and abetted” violations of federal law as a result of the Arrangement or other transactions involving Canopy. In these circumstances, Canopy may lose its entire investment and directors, officers and/or Canopy Shareholders may be required to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Violations of any federal Laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Canopy, including its reputation and ability to conduct business, the listing of its securities on the TSX, NYSE or other exchanges, its financial position, operating results, profitability or liquidity or the market price of its listed securities. Overall, an investor’s contribution to and involvement in Canopy’s activities may result in federal civil and/or criminal prosecution, including forfeiture or loss of his or her entire investment.

Farm Bill Risks

The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA’s responsibilities include regulating ingredients in, as well as the marketing and labeling of, drugs sold in interstate commerce.

If cannabis or THC or CBD derived from cannabis are re-categorized as Schedule II or lower controlled substances, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis, THC or CBD derived from cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the

FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp, sold outside of state-regulated cannabis businesses. If cannabis or THC or CBD derived from cannabis were to be rescheduled as federally controlled, yet legal, substances, the FDA would likely play a more active regulatory role. Further, in the event that the pharmaceutical industry directly competes with state-regulated cannabis businesses for market share, as could potentially occur with rescheduling, the pharmaceutical industry may urge the DEA, FDA and others to enforce the CSA and FDCA against businesses that comply with state but not federal law.

On December 20, 2018, the 2018 Farm Bill was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the 2018 Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The U.S. Department of Agriculture has been tasked with promulgating regulations for the industrial hemp industry, which, among other things, requires the Department of Agriculture to review and approve any state-promulgated regulations relating to industrial hemp. Until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. The timing of such Department of Agriculture regulations cannot be assured. Further, under the 2018 Farm Bill, the FDA has retained authority over the addition of CBD to products that fall within the FDCA. There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. It is not yet known what role the FDA will have in regulating industrial hemp and CBD derived from industrial hemp.

The potential for multi-agency enforcement post-rescheduling of cannabis and post-removal of industrial hemp from the CSA could threaten or have a materially adverse effect on the operations of existing state-legal cannabis businesses, including Acreage.

Investors in Canopy may be subject to entry bans into the United States

Cannabis remains illegal under U.S. federal law. Individuals employed at or investing in cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with cannabis businesses. Entry to the U.S. is granted at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers that previous use of cannabis, or any substance prohibited by U.S. federal Laws, could result in denial of entry to the U.S. Business or financial involvement in the cannabis industry in Canada or in the U.S. could also be reason enough for CBP officers to deny entry. On September 21, 2018, CBP released a statement outlining its position with respect to enforcement of the Laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. Laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the cannabis industry in U.S. states or Canada may affect admissibility to the U.S. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. Employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Canopy), who are not U.S. citizens, face the risk of being barred from entry into the U.S. for life.

Banking Risks

Cannabis businesses that operate in the U.S. may have difficulty accessing the services of banks and processing credit card payments, which may make it difficult for Canopy to operate in the United States. In February 2014, the FCEN issued guidance with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defences from examination or regulatory or criminal enforcement actions by the Department of Justice, FCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, Canopy may have limited or no access to banking or other financial services in the U.S. The inability or limitation on Canopy’s ability to open or maintain bank accounts in the U.S., obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct its business as planned in the United States.

Enforceability of Contracts

Certain contracts entered into by Canopy involve cannabis-related businesses and other activities. In some jurisdictions, Canopy may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Operations in Emerging Markets

Canopy has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose Canopy to the socio-economic conditions as well as the Laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require Canopy to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry policies or shifts in political attitude in the countries in which Canopy operates may adversely affect Canopy’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable Laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Canopy continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however, such developments cannot be accurately predicted and could have an adverse effect on Canopy’s operations or profitability.

Corruption and Fraud

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which Canopy operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect Canopy’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the business, financial condition and results of operations of Canopy.

Inflation

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which Canopy operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which Canopy operates experience high levels of inflation in the future and/or price controls are imposed, Canopy may not be able to adjust the rates charged to customers to fully offset the impact of inflation on Canopy’s cost structures, which could adversely affect Canopy’s financial condition or results of operations.

Restrictions on the Acquisition or Use of Properties by Foreign Investors

Non-resident individuals and legal entities operating in foreign jurisdictions may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply in certain countries to legal entities domiciled in such countries which are controlled by foreign investors, such as Canopy. Accordingly, Canopy’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and Canopy’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, any of which could result in a material adverse effect on Canopy’s business, financial condition, results of operations and cash flows.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which Canopy operates with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Canopy’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect Canopy’s business operations, and to assist with governmental relations. Canopy must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. Canopy also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond Canopy’s control. The impact of any such changes may adversely affect the business of Canopy.

Anti-Money Laundering Laws and Regulation Risks

Canopy is subject to a variety of domestic and international Laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of Canopy’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of Canopy to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while Canopy has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by Canopy could reasonably be shown to constitute proceeds of crime, Canopy may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Anti-Bribery Law Violations

Canopy’s business is subject to Canadian Laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, Canopy is or will be subject to the anti-bribery Laws of any other countries in which it conducts business now or in the future. Canopy’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under Canopy’s policies and procedures and anti-bribery Laws for which Canopy may be held responsible. Canopy’s policies mandate compliance with these anti-corruption and anti-bribery Laws. However, there can be no assurance that Canopy’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If Canopy’s employees or other agents are found to have engaged in such practices, Canopy could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Future Sales or Issuances of Securities

Canopy may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). Canopy cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of its securities will have on the market price of the Canopy Shares.

Additional issuances of the securities of Canopy may involve the issuance of a significant number of Canopy Shares at prices less than the current market price for the Canopy Shares. Issuances of substantial numbers of Canopy Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Canopy Shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of the securities of Canopy by Canopy or Canopy Shareholders, including the CBG Group, or the availability of such securities for sale, could adversely affect the prevailing market prices for the securities of Canopy and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants, including the Canopy Warrants, may also result in dilution to security holders. A decline in the market prices of the securities of Canopy could impair Canopy’s ability to raise additional capital through the sale of securities should it desire to do so.

Liquidity and Additional Financing

Canopy’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or Canopy going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Canopy. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, Canopy may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase Canopy’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Canopy to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Canopy Share is also likely to be affected by changes in Canopy’s financial condition or results of operations. Other factors unrelated to the performance of Canopy that may have an effect on the price of Canopy Shares include the following: lessening in trading volume and general market interest in Canopy’s securities may affect a purchaser’s ability to trade significant numbers of Canopy Shares; and the size of Canopy’s public float, particularly given the number of Canopy Shares held by the CBG Group, may limit the ability of some institutions to invest in Canopy’s securities.

Increased Volatility for Dual Listed Common Shares

Canopy’s listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell Canopy Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Canopy Shares.

Liquidity of the Canopy Shares

The Canopy Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the CBG Group did not have the ability to significantly influence or determine matters affecting Canopy. The CBG Group’s significant voting interest in Canopy may discourage transactions involving a change of control of Canopy, including transactions in which an investor, as a holder of Canopy Shares, might otherwise receive a premium for its Canopy Shares over the then-current market price.

Sales of Canopy Shares by the CBG Group

The CBG Group is not contractually committed to maintaining an equity stake in Canopy. Subject to compliance with applicable Securities Laws, the CBG Group may sell some or all of its Canopy Shares. The New Investor Rights Agreement contains registration rights, on terms customary for a significant shareholder, pursuant to which Canopy has agreed to facilitate sales of Canopy Shares by the CBG Group. In addition, the CBG Group has the right to require Canopy to make disclosure to permit it to sell in circumstances where its position in Canopy may present a liability to the CBG Group. The impact of future sales of Canopy Shares by the CBG Group may have an adverse impact on the market price of the Canopy Shares.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Canopy Board and will depend upon Canopy’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that Canopy will declare a dividend on a quarterly, annual or other basis, or at all. Canopy has no plans to pay any dividends, now or in the near future.

Market for Securities

The Canopy Shareholders may be unable to sell significant quantities of Canopy Shares into the public trading markets without a significant reduction in the price of the Canopy Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Canopy Shares on the trading market, nor that Canopy will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

TSX and NYSE Listings

Canopy must meet continuing listing requirements to maintain the listing of the Canopy Shares on the TSX and NYSE. The inability to meet the continuing listing requirements could adversely affect the results of operations or the financial condition of Canopy.

Foreign Private Issuer Status

In order for Canopy to maintain its status as a foreign private issuer, a majority of the Canopy Shares must be either directly or indirectly owned by non-residents of the U.S., unless Canopy also satisfies one of the additional requirements necessary to preserve this status. Canopy may in the future lose its foreign private issuer status if a majority of the Canopy Shares are held in the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. The regulatory and compliance costs under U.S. federal Securities Laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If Canopy is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Canopy may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Obligations as a Public Company

Canopy’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both Canopy’s compliance costs and the risk of noncompliance, which could adversely impact the price of the Canopy Shares.

Canopy is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the SEC and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Canopy is also subject to corporate governance standards that apply to foreign private issuers listed on the NYSE and registered with the SEC in the United States. Although Canopy substantially complies with NYSE’s corporate governance guidelines, it is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. Canopy may from time to time seek other relief from corporate governance and exchange requirements and Securities Laws from the NYSE and other regulators.

Canopy anticipates that for the fiscal year ending March 31, 2020, Canopy will be required to document and test its internal control procedures to satisfy the requirements of Section 404 of SOX and SEC rules promulgated thereunder (collectively, “Section 404”). Section 404 requires management to conduct an annual assessment of Canopy’s internal control over financial reporting and requires Canopy’s external auditors to conduct an independent assessment of the effectiveness of Canopy’s internal control over financial reporting. Canopy’s internal control over financial reporting may not be effective, or Canopy may not be able to maintain the effectiveness of its internal control over financial reporting. Canopy may not be able to maintain effective internal control over financial reporting on an ongoing basis if standards are modified, supplemented or amended from time to time. While Canopy is not yet subject to Section 404, in connection with Canopy’s reporting requirements in Canada, Canopy reported in its Form 40-F for the fiscal year ended March 31, 2018, that its internal control over financial reporting was not effective due to a material weakness. In addition, due to the same material weakness, Canopy reported that its disclosure controls and procedures were not effective as of March 31, 2018. If Canopy is not able to remediate these deficiencies and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to meet its reporting obligations and/or investors could lose confidence in the reliability of Canopy’s financial statements and SEC reports, which could harm the business of Canopy and have a negative effect on the trading price or market value of securities of Canopy. There is no assurance that Canopy will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure that it has effective internal control over financial reporting and effective disclosure controls and procedures. There is also no assurance that Canopy will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that are acquired by Canopy, including Acreage if the Acquisition is completed, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the Securities Laws that currently apply to Canopy. If any of Canopy’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Canopy’s internal control over financial reporting will detect this. The effectiveness of Canopy’s internal control over financial reporting and disclosure controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing Canopy’s controls is important, especially as Canopy expands, and the challenges involved in implementing appropriate internal controls and disclosure controls will increase. Although Canopy intends to devote substantial time to maintain effective internal control over financial reporting and effective disclosure controls and procedures, Canopy cannot provide assurance that it will be able to do so.

Cybersecurity and Privacy Risks

The information systems of Canopy and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of Canopy depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if Canopy is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of Canopy.

Canopy may collect and store certain personal information about customers and is responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the business, financial condition and results of operations of Canopy.

In addition, there are a number of Laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information, including the privacy rules under PIPEDA. If Canopy were found to be in violation of the privacy or security rules under PIPEDA or other Laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, financial condition and results of operations of Canopy.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights of Canopy are significant aspects of its future success. Unauthorized parties may attempt to replicate or otherwise obtain and use Canopy’s products and technology. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Canopy may be unable to effectively monitor and evaluate the intellectual property used by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defence proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of Canopy.

In addition, other parties may claim that Canopy’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Canopy may need to obtain licenses from third parties who allege that Canopy has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to Canopy or at all. In addition, Canopy may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Federal protection of trademarks may be difficult or impossible for Canopy to obtain in the United States, given the federal illegality of cannabis and the necessity of making “lawful use” of the trademark in commerce to obtain federal protection. While state-level protection is available, this nevertheless increases the risks in protecting Canopy’s brands until such time as the CSA is amended by federal legislation.

Challenging Global Financial Conditions

In recent years, global financial conditions have faced arguably increased volatility, with such volatility having caused significant financial institutions to, among other things, go into bankruptcy or be rescued by governmental authorities. Future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Further, global capital markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of Canopy to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or there is a rapid destabilization of global economic conditions, it may result in a material adverse effect on Canopy and the price of the Canopy Shares could be adversely affected.

Credit and Liquidity Risk

Canopy will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold Canopy’s cash and cash equivalents; (ii) through companies that will have payables to Canopy; (iii) through Canopy’s insurance providers; and (iv) through Canopy’s lenders, if any. These factors may impact the ability of Canopy to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Canopy. If these risks materialize, Canopy’s operations could be adversely impacted and the price of the Canopy Shares could be adversely affected.

Hedging Risk

Canopy may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk — the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Canopy or adversely affect the financial and other terms the counterparty is able to offer Canopy; (ii) market liquidity risk — the risk that Canopy has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (iii) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in Canopy incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect Canopy from adverse changes in price fluctuations, it may also prevent Canopy from fully benefitting from positive changes in price fluctuations.

APPENDIX D

INFORMATION CONCERNING CANOPY FOLLOWING

COMPLETION OF THE ACQUISITION

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “General Information – Forward-Looking Information”.

Overview

On completion of the Acquisition, Canopy will own all of the outstanding shares of Mergeco, the entity resulting from the amalgamation of Canopy Subco and Acreage pursuant to the Arrangement.

After completion of the Acquisition, the business and operations of Mergeco will be managed and operated as a subsidiary of Canopy. Canopy expects that the business and operations of Canopy and Mergeco will be consolidated and the head and registered office of Canopy will be located at Canopy’s current offices, located at Smiths Falls Campus, in the White Building, 1 Hershey Drive, in Smiths Falls, Ontario K7A 0A8 and the registered office will be located at 515 Legget Drive, Suite 800, Ottawa, ON K2K 3G4.

Directors and Executive Officers of Canopy Following the Completion of the Acquisition

The directors and officers of Canopy at the time of completion of the Acquisition are expected to remain the directors and officers of Canopy following completion of the Acquisition. All of the directors and officers of Acreage and its subsidiaries will tender their resignation on the Acquisition Effective Date; however, certain members of Acreage’s management may be retained by Canopy following the Acquisition Effective Date pursuant to their existing employment agreements or new employment agreements to be entered into at or prior to the Acquisition Effective Date.

Description of Share Capital

The authorized share capital of Canopy following the completion of the Acquisition will continue to be as described in “Appendix C – Information Concerning Canopy” and the rights and restrictions of the Canopy Shares will remain unchanged. The issued share capital of Canopy will change as a result of the consummation of the Acquisition, to reflect the issuance of the Canopy Shares contemplated in connection with the Acquisition.

Assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Shares and existing Canopy Shareholders would own approximately 87.9% of the outstanding Canopy Shares, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, as of the date of this Circular, assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 16.6% of the outstanding Canopy Shares and existing Canopy Shareholders would own approximately 83.4% of the outstanding Canopy Shares, based on the number of securities of Canopy and Acreage issued and outstanding as of the Announcement Date.

On completion of the Acquisition, based on the number of Canopy Shares issued outstanding on the date of this Circular, assuming that Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement and assuming the conversion of all outstanding securities of Acreage, it is expected that on the Acquisition Effective Date the total number of Canopy Shares issued and outstanding will be 455,062,288 on a non-diluted basis.

As set out under the heading “Constellation Amendments – Top-Up Shares”, pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire up 61,711,961 Top-Up Shares. Based on the number of Canopy Shares issued outstanding on the date of this Circular, assuming that Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement and assuming the conversion of all outstanding securities of Acreage, following the issuance of the Top-Up Shares, it is expected that the total number of Canopy Shares issued and outstanding will be 516,774,249 on a non-diluted basis. Based on the foregoing, assuming the exercise of the Top-Up Right, the CBG Group will continue to own 56.35% of the issued and outstanding Canopy Shares on a partially diluted basis.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma condensed consolidated financial information of Canopy following completion of the Acquisition has been derived from the unaudited pro forma condensed consolidated financial statements of Canopy after giving effect to the Acquisition, included as Appendix F attached to this Circular. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed as of December 31, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed on April 1, 2017.

The unaudited pro forma condensed consolidated financial statements of Canopy following completion of the Acquisition have been compiled from underlying financial statements of Canopy and Acreage prepared in accordance with IFRS to illustrate the effect of the Acquisition. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of Canopy, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements (included in Appendix F attached to this Circular) are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Acquisition actually occurred at the dates contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) of the results expected in future periods. Readers should review the unaudited pro forma condensed consolidated financial information together with the (i) Canopy Annual Financial Statements; (ii) Canopy Interim Financial Statements; (iii) the audited consolidated financial statements of Acreage as at and for the year ended December 31, 2018; and (iv) the unaudited condensed interim consolidated financial statements of Acreage for the nine months ended September 30, 2018. See the unaudited pro forma condensed consolidated financial statements of Canopy following completion of the Acquisition which gives effect to the Acquisition included as Appendix F attached to this Circular.

(in thousands of Canadian dollars)	Nine months ended December 31, 2018	Year ended March 31, 2018
	(C$)	(C$)
Pro Forma Statement of Operations:
Revenue	146,578	88,764
Inventory Production Costs	106,014	45,103
Gross Margin	28,412	78,355
Operating Expenses	513,062	256,461

Net Income (Loss) for the period attributable to:
Canopy	(414,061)	(1,660,624)
Non-Controlling Interests	4,039	15,423

	(410,022)	(1,645,201)
Per Canopy Share:
Pro Forma Basic Earnings (Loss)	(1.32)	(6.37)

As at December 31, 2018
(C$)
(in thousands of Canadian dollars)
Pro Forma Statement of Financial Position:
Total Current Assets	5,262,922
Total Assets	12,693,935
Total Current Liabilities	349,268
Total Liabilities	2,572,880
Total Shareholders’ Equity	10,121,055
Non-Controlling Interests	196,927

Auditors, Transfer Agent and Registrar

The auditors of Canopy following completion of the Acquisition will continue to be KPMG LLP and the transfer agent and registrar for the Canopy Shares in Canada will continue to be Computershare at its principal office in Toronto, Ontario. The co-transfer agent and registrar for the Canopy Shares in the United States will continue to be Computershare Trust Company, N.A. at its principal offices in Canton, Massachusetts.

Risk Factors

Risks currently affecting the businesses of Canopy and Acreage

Upon the completion of the Acquisition, Canopy will continue to face many risks that Canopy currently faces with respect to its business and affairs as set out in “Appendix C – Information Concerning Canopy” and in other documents incorporated by reference herein.

Upon the completion of the Acquisition, Acreage will amalgamate with Canopy Subco and continue as Mergeco, which will be a wholly-owned subsidiary of Canopy and will continue to face the same risks that Acreage currently faces with respect to its business and affairs as described in the Acreage AIF under the heading “Risk Factors” and in other documents incorporated by reference herein.

Integration of Acreage

The value of the Arrangement will depend, in part, on Canopy’s ability to realize the anticipated benefits and synergies from the potential completion of the Acquisition and integration of Acreage into the businesses of Canopy.

If the Acquisition is completed, Canopy may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of Acreage with its operations. If integration is not managed successfully, Canopy may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the business, financial condition and results of operations of Canopy. Canopy may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of Acreage may also impose substantial demands on management. There is no assurance that Acreage will be successfully integrated in a timely manner. The challenges involved in the integration of Acreage may include, among other things, the following:

●	the necessity of coordinating both geographically disparate and geographically overlapping organizations;

●	retaining key personnel, including addressing the uncertainties of key employees regarding their future;

●	integrating Acreage into Canopy’s accounting system and adjusting Canopy’s internal control environment to cover the operations of Acreage;

●	integration of information technology systems and resources;

●	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of Acreage; and

●	unplanned costs required to integrate Acreage with Canopy’s existing business.

The consummation of the Acquisition may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Canopy, Acreage and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Canopy will be aware of any and all liabilities of Acreage. As a result of these factors, it is possible that certain benefits expected from the consummation of the Acquisition may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Canopy.

Failure to Execute the Business Strategy

Following completion of the Acquisition, the management team of Canopy will be tasked with implementing a business plan that would focus on capturing market share in the global cannabis market, including the United States. There can be no assurance that the Canopy management team will be successful in implementing the business strategy. The Canopy management team may experience difficulties in effecting key strategic goals. The performance of Canopy’s operations after completion of the Acquisition could be adversely affected if the management team cannot implement the stated business strategy effectively and certain benefits expected from the Acquisition may not be realized.

Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma condensed consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Acquisition, and should not be considered to be an indication of the financial condition or results of operations of Canopy’s financial condition or results of operations following completion of the Acquisition. For example, the pro forma condensed consolidated financial information has been prepared using the consolidated historical financial statements of Canopy and of Acreage and does not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding Canopy after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy and other factors may affect Canopy’s results of operations or financial condition following completion of the Acquisition.

In preparing the pro forma condensed consolidated financial information contained in this Circular, Canopy and Acreage have given effect to, among other items, the completion of the Acquisition, the issuance of the Canopy Shares, the completion of the acquisition of Hiku and the completion of the acquisition of the minority interest in BC Tweed. However, the pro forma financial information does not reflect all costs that are expected to be incurred by Canopy in connection with the Acquisition. For example, the impact of any incremental costs incurred in integrating Canopy and Acreage is not reflected in the pro forma condensed consolidated financial information. See also the notes to the unaudited pro forma condensed consolidated financial information of Canopy and Acreage included as Appendix F attached to this Circular.

Accordingly, the historical and pro forma condensed consolidated financial information included in this Circular does not necessarily represent Canopy’s results of operations and financial condition had Canopy and Acreage operated as a combined entity during the periods presented, or of Canopy’s results of operations and financial condition following completion of the Acquisition.

The actual financial condition and results of operations of Canopy following completion of the Acquisition may not be consistent with, or evident from, the pro forma financial information. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Canopy’s financial condition or results of operations following completion of the Acquisition. Any potential decline in Canopy’s financial condition or results of operations may cause a significant decrease in the price of the Canopy Shares.

Issuance and future sale of Canopy Shares

Following the completion of the Acquisition, Canopy may issue equity securities to finance its activities, including in order to finance acquisitions. If Canopy were to issue additional equity securities, the ownership interest of Canopy Shareholders may be diluted and some or all of Canopy’s financial measures on a per share basis could be reduced. Moreover, as Canopy’s intention to issue additional equity securities becomes publicly known, Canopy’s share price may be materially adversely affected.

Failure to Comply with Applicable Laws

Canopy and Acreage are each subject to the provisions of the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Canopy or Acreage to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Canopy or Acreage to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy following completion of the Acquisition. Investigations by Governmental Entities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy following completion of the Acquisition.

Canopy and Acreage are also subject to a wide variety of Laws relating to the cannabis, environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which each operates. A failure by either of Canopy or Acreage to comply with any such legislation prior to completion of the Acquisition could result in severe criminal or civil sanctions, and may subject Canopy or Acreage to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy following completion of the Acquisition. The compliance mechanisms and monitoring programs adopted and implemented by either of Canopy or Acreage prior to completion of the Acquisition may not adequately prevent or detect possible violations of such applicable Laws. Investigations by Governmental Entities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy following completion of the Acquisition.

Political Risks

Canopy’s global operations will continue to develop into jurisdictions where the sale of cannabis or hemp for medical and/or adult-use purposes are permitted. Some of these jurisdictions may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of any country that Canopy has economic interests in may affect the viability and profitability of Canopy following completion of the Acquisition.

There is no assurance that governments in jurisdictions in which Canopy operates will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production, processing, possession or distribution of cannabis, price controls, export controls, currency remittance, or the obligations of Canopy under governmental regulation or contracts. The possibility that such governments may adopt substantially different policies or interpretations, may have a material adverse effect on Canopy following completion of the Acquisition. Political risk also includes the possibility of terrorism, civil or labor disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable cannabis authorizations nor can assurance be given that such authorizations will not be challenged or impugned by third parties. The effect of any of these factors may have a material adverse effect on Canopy’s results of operations and financial condition.

APPENDIX E

GREENHILL FAIRNESS OPINION

See attached.

E-1

Greenhill & Co. Canada Ltd.

79 Wellington Street West

Suite 3403, P.O. Box 333

Toronto, Ontario M5K 1K7

(416) 601-2560

April 17, 2019

Board of Directors

Canopy Growth Corporation

1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

Canada

Members of the Board of Directors:

We understand that Canopy Growth Corporation (the “Company”) is contemplating a potential transaction pursuant to which the Company (i) will acquire an option (the “Call Option”) to acquire all of the shares (the “Target Shares”) in the capital of Acreage Holdings, Inc. (“Acreage Holdings”) pursuant to a plan of arrangement (the “Plan of Arrangement”) effected under the Business Corporations Act (British Columbia) and (ii) upon exercise of the Call Option, will acquire the Target Shares (collectively, the “Transaction”). We also understand that, in connection with the Transaction, the Company and Acreage Holdings will enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things:

(a)	the Company will call a special meeting for the purpose of seeking shareholder approval for certain matters in connection with the Transaction;

(b)

the Company will pay US$300 million in cash (the “Option Premium”) to holders of Target Shares and certain other equity securities of Acreage Holdings and its subsidiaries on the effective date of the Plan of Arrangement (the “Initial Effective Date”) as consideration for the Company’s purchase of the Call Option,

(c)	Acreage Holdings’ articles will be amended at the Initial Effective Date to, among other things, embed the Call Option into the share conditions attaching to each class of Target Shares,

(d)	Acreage Holdings will agree to conventional non-solicitation and termination provisions that will run until the Initial Effective Date, and

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(e)

Acreage Holdings will provide certain restrictive covenants to the Company (including limiting the aggregate number of Target Shares that may be issued before the Outside Date (as defined below)), which will apply until the earlier of the date the Arrangement Agreement is terminated in accordance with its terms and the date that the Company completes the acquisition of all of the Target Shares (the “Acquisition Effective Date”).

Further, we understand that the Call Option will provide as follows:

(a)

at any time prior to the date that is 90 months after the Effective Date (the “Outside Date”), the Company will have the right to elect to acquire all of the issued and outstanding Target Shares, including Target Shares issued after the Initial Effective Date, in consideration for the issuance of 0.5818 of a common share in the capital of the Company (the “Common Share”) for each Target Share (the “Exchange Ratio”), subject to adjustment in certain circumstances as contemplated by the Arrangement Agreement;

(b)

in the event that U.S. federal law is amended on or before the Outside Date to legalize cannabis (the “Triggering Event”), the Company will be deemed to have exercised the Call Option and compelled, subject to the satisfaction or waiver of certain conditions, to acquire all of the issued and outstanding Target Shares, including Target Shares issued after the Initial Effective Date as contemplated by the Arrangement Agreement, in consideration for that number of Common Shares calculated using the Exchange Ratio; and

(c)

if the Triggering Event does not occur by the Outside Date, and if the Call Option remains unexercised, the Call Option and the remaining provisions of the Arrangement Agreement will terminate and the Company will have no right to recover the Option Premium.

In addition, we understand that completion of the Transaction required certain amendments (the “Ancillary Amendments”) to the Investor Rights Agreement dated November 1, 2018 between the Company, Greenstar Canada Investment Limited Partnership (“GCILP”) and CBG Holdings LLC (“CBG”), each and an affiliate of Constellation Brands, Inc. (“Constellation”), and to the terms of certain share purchase warrants issued by the Company to CBG, in transactions unrelated to the Transaction, including:

(a)	the extension of the expiry dates of certain existing share purchase warrants of the Company (“Tranche A Warrants”) held by CBG, from November 1, 2021 to November 1, 2023;

(b)	the extension of the expiry dates of certain other existing share purchase warrants of the Company (“Tranche B Warrants”) held by CBG, from November 1, 2021 to November 1, 2026, and also

2

(i)	amending the exercise price for 75% of the Tranche B Warrants to a price equal to the trailing 52-week high of the Common Shares (or $76.68), and

(ii)	retaining the exercise price applicable to the other 25% of the Tranche B Warrants (“Tranche C Warrants”) to a price equal to the trailing 5-day VWAP of the Common Shares at the date of exercise;

(c)	the Company will agree that, if CBG exercises Tranche A Warrants in full, the Company will repurchase the lesser of:

(i)	that number of outstanding Common Shares equal to approximately 25% of the Common Shares issuable to holders of the Target Shares pursuant to the Transaction, and

(ii)

that number of outstanding Common Shares having an aggregate value equal to 25% of the implied enterprise value of Acreage Holdings, based on the Exchange Ratio, estimated at approximately $1.5 billion as at April 15, 2019;

(d)	Constellation will be permitted (but not obligated) to purchase additional Common Shares in the market, provided that:

(i)	for each such Common Share purchased by Constellation, the number of Tranche B Warrants will be reduced by one, and

(ii)	if all Tranche B Warrants are exercised or reduced, any such additional Common Shares purchased by Constellation will reduce the number of Tranche C Warrants by one, and

(iii)	Constellation’s purchase right will be capped at 20 million Common Shares;

(e)

Constellation’s existing “Top-up Rights” will be amended so that, for any exercised Top-up Rights requiring Constellation to invest more than US$1.0 billion, Constellation will have 60 days to notify the Company and 270 days to fund.

In preparing our financial analysis for the opinion summarized in this letter (the “Opinion”), we have taken into account the pro forma effect of the securities issuances, purchases and repurchases contemplated by the Ancillary Amendments.

Engagement of Greenhill

By letter agreement dated April 16, 2019 (the “Engagement Agreement”), the Company formally retained Greenhill & Co. Canada Ltd., a subsidiary of Greenhill & Co., Inc. (collectively, “Greenhill”) to act as financial advisor to the Company and its board of directors (the “Board”) in connection with the Transaction.

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Pursuant to the Engagement Agreement, you have asked for our written opinion (the “Opinion”) as to whether, as of the date hereof, the consideration payable by the Company, comprised of the Option Premium and the issuance of Common Shares calculated using the Exchange Ratio (collectively, the “Consideration”) payable pursuant to the Transaction is fair, from a financial point of view, to the Company. We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision to proceed with or effect the Transaction or the Ancillary Amendments, or the relative merits of the Transaction as compared to other potential strategies or transactions that may be available to the Company.

Greenhill will be paid a fee upon delivery of this Opinion, which is not contingent upon completion of the Transaction or any other transaction. The Company has also agreed to reimburse Greenhill for its reasonable expenses and to indemnify Greenhill and our representatives in respect of certain liabilities that might arise out of our engagement.

Relationship with Interested Parties

Greenhill is not an insider, associate or affiliate (as each such term is defined in the Securities Act (Ontario)) of the Company, Acreage Holdings or any of their respective subsidiaries, associates or affiliates (collectively the “Interested Parties”) nor is it a financial advisor to any Interested Party or any other person in connection with the Transaction, except for acting as financial advisor to the Board in connection with the Transaction.

Greenhill is not a lender or securities underwriter and does not trade in, or make trading recommendations with respect to, the Company’s securities. During the two years preceding the date of this Opinion, we have been engaged by, performed services for, and received compensation from the Company, including with respect to (a) the Company’s acquisition of Hiku Brands Company Ltd. on September 5, 2018, (b) the Company’s private placement of Common Shares and share purchase warrants to CBG on November 1, 2018, (c) the Company’s acquisition of Storz & Bickel GmbH & Co. KG, related entities and intellectual property, on December 6, 2018, and (d) the Company’s strategic partnership with Alimentation Couche-Tard Inc..

Other than as described above, there are no other understandings, agreements or commitments between Greenhill and any of the Interested Parties with respect to any current or future business dealings which would be material to this Opinion. Greenhill may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Credentials of Greenhill

Greenhill is a leading independent investment bank that provides financial advice on significant mergers and acquisitions, divestitures, restructurings, financings, capital

4

raisings and other transactions to a diverse client base, including corporations, partnerships, institutions and governments around the world. Greenhill is an independent firm and its common stock is listed on the New York Stock Exchange. Greenhill & Co., Inc. focuses exclusively on advisory services, and has no research, trading, lending, underwriting, investment management or related activities. Greenhill has provided advisory services in the Canadian market since 2006.

The opinion expressed in this Opinion has been approved by a committee of our managing directors and legal counsel, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinions and investment banking advisory matters.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	the draft dated as of April 16, 2019 of the Arrangement Agreement, and certain related documents, including a draft of the Disclosure Letter dated April 15, 2019;

2.	the draft dated as of April 16, 2019 of the Consent Agreement to be entered into between the Company and CBG in connection with the Transaction;

3.	the draft dated as of April 15, 2019 of the Second Amended and Restated Investor Rights Agreement to be entered into between the Company, CBG and GCILP in connection with the Transaction;

4.

the Company’s unaudited condensed interim consolidated financial statements and amended and restated management’s discussion and analysis of the financial condition and results of operations for the three and nine months ended December 31, 2018 and 2017;

5.	the Company’s audited financial statements and management’s discussion and analysis for the fiscal years ended March 31, 2018, 2017 and 2016;

6.	the Company’s management information circular dated August 22, 2018 with respect to the annual meeting of shareholders held on September 26, 2018;

7.	the Company’s annual information form dated June 27, 2018 for the period ended March 31, 2018;

8.	the material change reports and press releases filed on www.sedar.com by the Company since January 1, 2018;

5

9.	Acreage Holdings’ management information circular dated March 25, 2019 with respect to the annual and special meeting of shareholders to be held on May 7, 2019;

10.	Acreage Holdings’ annual information form dated February 14, 2019 for the fiscal year ended August 31, 2018;

11.	Acreage Holdings’ material change report dated November 14, 2018 concerning the completion of the business combination with High Street Capital Partners, LLC;

12.	Acreage Holdings’ material change report dated December 6, 2018 concerning the definitive agreement to acquire Form Factory, Inc.;

13.	certain other publicly available business, operating and financial information relating to each of Acreage Holdings and the Company that we deemed relevant;

14.	a presentation to the Board dated April 9, 2019 prepared by management of the Company;

15.	the Paul Hastings Due Diligence Memorandum dated April 6, 2019;

16.	the Interim Due Diligence Report prepared by Cassels Brock & Blackwell dated April 6, 2019;

17.

certain information, including financial forecasts and other financial and operating data, concerning Acreage Holdings and the Company supplied to us by the management of the Company, including the 10-year financial forecasts of the Company and Acreage Holdings prepared by the management of the Company (the “Forecasts”);

18.	discussions with senior executives of the Company relating to the past and present operations and financial condition and the prospects of the Company;

19.	the historical market prices and trading activity of Acreage Holdings and the Company;

20.	various reports published by equity research analysts we considered relevant;

21.	the relative contribution of various operating metrics, including revenue and EBITDA, on an equity basis, of the Company and Acreage Holdings;

22.	certain publicly available information relating to the business, operations, financial condition and trading history of other selected public companies we considered relevant;

6

23.	public information with respect to selected precedent transactions we considered relevant;

24.	assessed values of the Company and Acreage Holdings derived by discounting future cash flows and a terminal value for the Company and Acreage Holdings at discount rates we deemed appropriate;

25.	a certificate addressed to Greenhill from two senior officers of the Company regarding the Forecasts and other information relied upon by us in the preparation of this Opinion; and

26.	such other information, analyses and investigations as we considered appropriate in the circumstances.

In addition, Greenhill has participated in discussions with Cassels Brock & Blackwell LLP, external counsel to the Company, and McCarthy Tétrault LLP, our external counsel in connection with this engagement. In preparing this Opinion, to the best of our knowledge, the Company did not deny access to any information requested by us.

Assumptions and Limitations

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with us.

With respect to the Forecasts, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and we have relied upon the Forecasts in arriving at our Opinion. We express no opinion with respect to the Forecasts or the assumptions upon which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Acreage Holdings, nor have we been furnished with any such evaluation or appraisal.

We have assumed that the Plan of Arrangement will be consummated in accordance with the terms set forth in the final, executed Arrangement Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to our analysis.

We have further assumed that all shareholder, governmental, regulatory and other consents and approvals necessary for the consummation of the Plan of Arrangement will be obtained without any effect on the Company, Acreage Holdings, the Plan of Arrangement or the contemplated benefits of the Plan of Arrangement in any way meaningful to our analysis.

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We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and Acreage Holdings and their respective advisors with respect to such issues.

The Company has represented to us, in a certificate of two senior officers of the Company dated April 16, 2019, among other things, that to the best of their knowledge, information and belief after due inquiry and subject to the qualifications therein, (i) the financial and other information, data, advice, opinions, representations and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete, true and correct at the date the Information was provided to us and was and is as of the date of the certificate, complete, true and correct in all material respects and did not and does not contain a misrepresentation, (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates, (iii) the Company was in compliance with its covenants and undertakings in the Engagement Agreement, and (iv) the representations and warranties provided by Acreage Holdings in the Arrangement Agreement were true and correct in all material respects.

Our Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the Information made available to us as of, that date. It should be understood that subsequent developments may affect this Opinion, and we do not have any obligation to update, revise, or reaffirm this Opinion.

It is understood that this letter is solely for the information of the Board and is rendered to the Board in connection with its consideration of the Transaction and may not be used for any other purpose or relied upon by any other person without our prior written consent.

This Opinion addresses only the fairness to the Company, from a financial point of view, as of the date hereof, of the Consideration payable pursuant to the Transaction. We are not expressing any view or opinion as to any other terms or aspect of the Transaction, the Arrangement Agreement, the Ancillary Agreements or any other agreement or instrument contemplated by the Plan of Arrangement, including as to the fairness of the Arrangement Agreement to, or any consideration to be received in connection with the Arrangement Agreement, by holders of any class of securities, any creditors or any other constituencies of the Company. We are also not expressing any view or opinion as to the impact of the Transaction on the solvency or the viability of the Company or its ability to pay its respective obligations when they come due.

Although we reserve the right to change or withdraw our Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this opinion.

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We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources.

This Opinion has been approved by our fairness committee. This Opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Arrangement Agreement or take any other action in connection therewith.

Conclusion

Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof, the Consideration payable pursuant to the Transaction is fair, from a financial point of view, to the Company.

Very best regards,

(Signed) “Greenhill & Co. Canada Ltd. ”

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APPENDIX F

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF ACREAGE

See attached.

F-1

CANOPY GROWTH CORPORATION
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2018

UNAUDITED (Expressed in CDN $000’s)	Canopy Growth	Acreage Holdings	Notes	Pro Forma Adjustments	Pro Forma Consolidated
		Note 7a

Assets
Current assets
Cash and cash equivalents	4,115,870	143,163	[3a]	(404,490)	3,854,543
Restricted cash	-	130		-	130
Marketable securities	799,418	203,389		-	1,002,807
Amounts receivable	95,476	-		-	95,476
Biological assets	31,013	11,514		-	42,527
Inventory	184,961	24,086		-	209,047
Prepaid expenses and other assets	50,439	7,953		-	58,392
	5,277,177	390,235		(404,490)	5,262,922

Property, plant and equipment	960,158	61,448		-	1,021,606
Other long-term assets	32,919	1,746		-	34,665
Long-term promissory notes receivable	-	37,421		-	37,421
Investments in associates and joint ventures	103,773	5,244		-	109,017
Other financial assets	281,928	-		-	281,928
Intangible assets	168,536	210,023		-	378,559
Goodwill	1,815,624	43,813	[3c]	(43,813)	5,537,668
			[3c]	3,722,044
Deferred acquisition costs and deposits	-	30,149		-	30,149

	8,640,115	780,079		3,273,741	12,693,935

Liabilities
Current liabilities
Accounts payable, accrued liabilities	215,612	7,281	[4a]	10,000	232,893
Taxes payable	-	297		-	297
Interest payable	-	738		-	738
Deferred revenue	263	-		-	263
Current portion of long-term debt	18,447	20,659		-	39,106
Other current liabilities	61,357	14,613		-	75,970
	295,679	43,588		10,000	349,268

Long-term debt	773,049	670		-	773,719
Deferred tax liability	25,703	41,645		-	67,348
Other long-term liabilities	122,006	1,540	[3d]	1,259,000	1,382,546

	1,216,437	87,443		1,269,000	2,572,880

Shareholders’ Equity
Share capital	5,947,715	722,894	[3b]	(722,894)	9,865,919
			[3a]	3,918,204
Other reserves	1,645,441	121,771	[3b]	(121,771)	3,209,105
			[3a]	46,664
			[4c]	1,517,000
Accumulated other comprehensive income	76,584	-		-	76,584
Deficit	(441,480)	(320,943)	[3b]	320,943	(3,227,480)
			[3d]	(1,259,000)
			[4a]	(10,000)
			[4c]	(1,517,000)
Equity attributable to Canopy Growth Corporation	7,228,260	523,722		2,172,146	9,924,128

Non-controlling interests	195,418	168,914	[3c]	(167,405)	196,927

Total Equity	7,423,678	692,636		2,004,741	10,121,055

	8,640,115	780,079		3,273,741	12,693,935

CANOPY GROWTH CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018
UNAUDITED
(Expressed in CDN $000’s except share amounts)

	Canopy Growth	Acreage Holdings	Hiku	Notes		Pro Forma Adjustments	Pro Forma Consolidated
		Note 7b
Revenues	77,948	10,055	761			-	88,764
Inventory production costs expensed to cost of sales	(37,790)	(6,190)	(1,123)			-	(45,103)

Gross margin before the undernoted	40,158	3,865	(362)			-	43,661
							-
Fair value changes in biological assets included in inventory sold and other inventory changes	66,268	-	-			-	66,268
Unrealized gain on changes in fair value of biological assets	(100,302)	-	(660)			-	(100,962)

Gross Margin	74,192	3,865	298			-	78,355

Sales and marketing	38,203	275	2,524			-	41,002
Research and development	1,453	-	-			-	1,453
General and administration	43,819	6,494	4,917			-	55,230
Professional fees	-	-	1,783			-	1,783
Acquisition-related costs	3,406	-	-	[4a	]	10,000	13,406
Compensation Expense	-	6,220	-			-	6,220
Share-based compensation expense	29,631	-	4,900	[4d	]	(4,900)	95,651
				[4d	]	3,259
				[4b	]	62,761

Share-based compensation expense related to acquisition milestones	19,475	-	-	[4f	]	954	20,429
Accretion on convertible debentures	-	-	411			-	411
Depreciation and amortization	20,486	26	364			-	20,876

Operating expenses	156,473	13,015	14,899			72,074	256,461

Loss from operations	(82,281)	(9,150)	(14,601)			(72,074)	(178,106)
Listing costs	-	-	(3,925)			-	(3,925)
Share of loss on equity investments	(1,473)	-	-			-	(1,473)
Interest expense, net	-	(1,902)	66			-	(1,836)
Income from investments	-	3,004	-			-	3,004
Unrealized gain (loss) on investments	-	-	595			-	595
Realized gain (loss) on investments	-	-	4			-	4
Other income (expense), net	31,213	-	13	[4e	]	19,900	(1,460,879)
				[4g	]	4,995
				[4c	]	(1,517,000)
Interest income from promissory note receivable	-	429	-			-	429
Other loss, net	-	(1,501)	-			-	(1,501)
Change in fair market value of derivative liabilities	-	279	-			-	279

Total other income, net	29,740	309	(3,247)			(1,492,105)	(1,465,303)

Income (loss) before income taxes	(52,541)	(8,841)	(17,848)			(1,564,179)	(1,643,410)

Income tax (expense) recovery	(1,593)	(1,047)	848			-	(1,792)

Net income (loss)	(54,134)	(9,888)	(17,000)			(1,564,179)	(1,645,201)
Net income (loss) attributable to:
Canopy Growth Corporation	(70,353)	(9,092)	(17,000)			(1,564,179)	(1,660,624)
Non-controlling interests	16,219	(796)	-			-	15,423
	(54,134)	(9,888)	(17,000)			(1,564,179)	(1,645,201)
Earnings per share, basic and diluted
Net loss per share:	(0.40)						(6.37)
Weighted average number of outstanding common shares:	177,301,767			[5	]	83,381,477	260,683,244

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

UNAUDITED

(Expressed in CDN $000’s except share amounts)

	Canopy Growth	Acreage Holdings	Hiku	Notes		Pro Forma Adjustments	Pro Forma Consolidated
		Note 7c

Revenues	132,291	13,716	571			-	146,578
Inventory expensed to cost of sales	(96,349)	(8,830)	(835)			-	(106,014)

Gross margin before the undernoted	35,942	4,886	(264)			-	40,564

Fair value changes in biological assets included in inventory sold and other inventory changes	105,989	(515)	-			-	105,474
Unrealized gain on changes in fair value of biological assets	(90,500)	3,988	(136)			-	(86,648)

Gross Margin	20,453	8,359	(400)			-	28,412

Sales and marketing	101,208	1,351	1,946			-	104,505
Research and development	7,964	-	-			-	7,964
Compensation and benefits	-	-	2,016			-	2,016
General and administration	102,777	17,009	2,263			-	122,049
Professional fees	-	-	1,964			-	1,964
Acquisition-related costs	9,606	-	-			-	9,606
Investor relations	-	-	145			-	145
Consulting	-	-	285			-	285
Compensation Expense	-	13,146	-			-	13,146
Share-based compensation expense	108,159	-	1,007	[4d	]	(1,007)	155,583
				[4d	]	353
				[4b	]	47,071
Share-based compensation expense related to acquisition milestones	81,674	-	-	[4f	]	(954)	80,720
Accretion on convertible debentures	-	-	208			-	208
Impairment on fixed assets	-	-	464			-	464
Depreciation and amortization	11,640	2,374	393			-	14,407

Operating expenses	423,028	33,880	10,691			45,463	513,062

Loss from operations	(402,575)	(25,521)	(11,091)			(45,463)	(484,649)
Share of loss on equity investments	(9,021)	-	-			-	(9,021)
Interest expense, net	-	(6,744)	(599)			-	(7,343)
Unrealized gain (loss) on investments	-	-	(237)			-	(237)
Realized gain (loss) on investments	-	-	478			-	478
Other income (expense), net	63,466	29,768	11	[4e	]	16,300	109,545
Acquisition costs	-	-	(19,934)			-	(19,934)
Interest income	-	-	12			-	12
Related party interest expense	-	-	(109)			-	(109)
Interest income from promissory note receivable	-	649	-			-	649
Other loss, net	-	(1,110)	-			-	(1,110)
Change in fair market value of derivative liabilities	-	1,155	-			-	1,155
Total other income, net	54,445	23,718	(20,378)			16,300	74,085

Income (loss) before income taxes	(348,130)	(1,803)	(31,469)			(29,163)	(410,564)

Income tax (expense) recovery	1,398	(843)	(12)			-	543
Net income (loss)	(346,732)	(2,646)	(31,481)			(29,163)	(410,022)

Net income (loss) attributable to:
Canopy Growth Corporation	(349,831)	(3,586)	(31,481)			(29,163)	(414,061)
Non-controlling interest	3,099	940	-			-	4,039
	(346,732)	(2,646)	(31,481)			(29,163)	(410,022)

Earnings per share, basic and diluted
Net income per share:	(1.45)						(1.32)
Weighted average number of oustanding common shares:	241,806,351			[5	]	71,348,564	313,154,915

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(Amounts in Canadian thousands of dollars unless noted otherwise, except for per share amounts)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed interim consolidated statement of financial position as at December 31, 2018, the unaudited pro forma condensed interim consolidated statement of operations for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 of Canopy Growth Corporation (“Canopy”) were prepared for illustrative purposes only in compliance with National Instrument 51-102 – Continuous Disclosure Obligations.

The financial year-ends of Canopy and Acreage Holdings, Inc. (“Acreage”) are non-coterminous. Given that the financial year-end of Acreage differs from Canopy by less than 93 days, adjustments for the difference in period and year-ends is not required in these unaudited pro forma consolidated financial statements.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of operations of Canopy are comprised of information derived from:

●	the unaudited condensed interim consolidated statement of financial position of Canopy as at December 31, 2018; and
●	the audited consolidated statement of financial position of Acreage as at December 31, 2018.
●	the unaudited interim condensed consolidated statement of operations of Hiku Brands Company Ltd. (“Hiku”) for the three months ended June 30, 2018;
●	the internal unaudited condensed consolidated statement of operations of Hiku for the period from July 1, 2018 through September 4, 2018;
●	the audited consolidated statement of operations of Canopy for the year ended March 31, 2018;
●	the audited consolidated statement operations of Acreage for the year ended December 31, 2017;
●	the amended and restated unaudited interim condensed consolidated statement of loss of Hiku for the three months ended March 31, 2018;
●	the audited consolidated statement of loss of Hiku for the nine months ended December 31, 2017; and
●	the audited consolidated statement of loss of TS Brandco Holdings Inc. (“TS Brandco”) for the year ended December 31, 2017 (see Note 6).
●	the unaudited condensed interim consolidated statement of operations of Canopy for the nine months ended December 31, 2018; and
●	the unaudited condensed interim consolidated statement of operations of Acreage for the nine months ended September 30, 2018.

The unaudited pro forma condensed consolidated financial statements have been compiled using accounting policies consistent with those adopted by Canopy in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), but do not include all of the disclosures required by IFRS, and should be read in conjunction with the Canopy financial statements listed above.

The unaudited pro forma consolidated financial information gives effect to Canopy’s acquisition of Acreage as if it had occurred as at December 31, 2018 for the purposes of the unaudited pro forma condensed interim consolidated statement of financial position. The acquisitions of Hiku and BC Tweed Joint Venture Inc. (“BC Tweed”) are already consolidated in the statement of financial position as at December 31, 2018 of Canopy.

The unaudited pro forma condensed consolidated statements of operations have been prepared to give effect to:

●	the acquisition of Hiku that occurred on September 5, 2018;
●	the acquisition of the minority shareholders’ (“Partner’s”) interest in BC Tweed that occurred on July 5, 2018; and
●	the proposed acquisition of Acreage

for the purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 and for the purposes of the unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018, as if the transactions had all occurred on April 1, 2017.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the consolidated financial statements of Canopy for the year ended March 31, 2018 except for the accounting policy with respect to production and fulfillment related depreciation which was changed as of April 1, 2018, and the adoption of IFRS 9 and 15 on April 1, 2018. These changes were described in note 3 to the condensed interim consolidated financial statement for the nine months ended December 31, 2018. There was no change to the comparative periods or transitional adjustments arising from the adoption of IFRS 9 and 15 on April 1, 2018.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisitions of Hiku, BC Tweed and Acreage been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of transactions that are expected to occur or did occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

Purchase Consideration

In arriving at the preliminary purchase consideration, the stock price assumed for the total preliminary purchase price was based on the closing price of Canopy’s common stock on May 9, 2019 (CAD $63.05 per share) and the up front cash premium of USD300,000 (approximately CAD $404,490 translated at a rate of $1.3483 on the same date). In all cases in which Canopy’s closing share price of May 9, 2019 is utilized in determining the preliminary purchase consideration, this date is the most recent date practicable in the preparation of this pro forma financial statements.

2. DESCRIPTION OF TRANSACTIONS

Acreage

On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement pursuant to which, upon the occurrence or waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Upon approval of the Canopy and Acreage shareholders as well as the Supreme Court of British Columbia, Acreage Shareholders, High Street Holders and USCo2 Holders will receive an immediate aggregate total payment of US$300,000 (approximately CAD$404,490) in exchange for granting Canopy an option to acquire all of the outstanding shares of Acreage. Following the occurrence of waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will issue 0.5818 of a common share of Canopy (the “Acreage exchange ratio”) for each Acreage Subordinate Voting Share (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement) held (collectively, the “Acreage Transaction”). In the event Acreage issues more than 188,235,587 Acreage Subordinate Voting Shares on a fully diluted basis, and Canopy has not provided written approval for the issuance of such additional securities, the Acreage exchange ratio shall be the fraction, calculated to six decimal places, determined by the formula of A x B/C where:

●	“A” equals 0.5818,
●	“B” equals the current number of Acreage Subordinate Voting Shares on a fully diluted basis as increased for the issuance of Acreage securities up to a maximum of 58,000 shares, and
●	“C” equals the aggregate number of Acreage Subordinate Voting Shares on a fully diluted basis at the Acquisition Effective Time.

All of Acreage’s outstanding warrants, options, compensation options and restricted share units will be exchanged for an equivalent security granted (collectively, the “replacement securities”) to purchase the number of common shares equal to: (i) the Acreage exchange ratio multiplied by (ii) the number of Acreage shares subject to such Acreage security. Each replacement security provides an exercise price per common share equal to: (x) the exercise price per Acreage share purchasable pursuant to such Acreage security; divided by (y) the Acreage exchange ratio.

All of Acreage’s outstanding non-controlling interest convertible units are convertible for either one Acreage Subordinate Voting Share or cash, as determined by Acreage. For purposes of the pro forma financial information, it has been assumed that all of the outstanding non-controlling interest convertible units and profit interests have been exchanged for Acreage Subordinate Voting Shares and subsequently exchanged for Canopy common shares as part of the Acreage Transaction; as such, the non-controlling interests relating to units are eliminated as a result of the transaction. Certain of the non-controlling interests are not eliminated as some subsidiaries of Acreage are not 100%-owned.

For the purposes of the pro forma statements of operations, no adjustments have been made for income taxes as the impact is not material. However, as disclosed in the Acreage financial statements, certain of the Acreage operations will be treated as a U.S. corporation for U.S. federal income tax purposes under U.S. Internal Revenue Code Section 7874 and be subject to U.S. federal income tax as a result of Acreage completing a reverse takeover on September 21, 2018.

Additional Details - CBI Amendments

Completion of the Acreage Transaction is conditional on approval by holders of Canopy Shares for the issuance of the Canopy Shares pursuant to the Acreage Transaction and certain amendments to the existing warrants held by a subsidiary of Constellation Brands, Inc. (“CBI”).

On November 1, 2018 Canopy issued 104,500,000 common shares from treasury and two tranches of warrants to CBI in exchange for proceeds of $5,072,500. The first tranche warrants (“New Warrants”) allowed CBI to acquire 88.5 million (“Tranche A Warrants”) additional shares of Canopy for a fixed price of $50.40 per share. The second tranche warrants (“Final Warrants”) allow for the purchase of 51.3 million additional shares at a price equal to the 5-day volume weighted average price immediately prior to exercise. The Final Warrants can only be exercised if the New Warrants have been exercised in full. Both the New and Final Warrants expire on November 1, 2021. If the Acreage Transaction is approved, the terms of the New and Final Warrants will be amended as follows:

●	Extension of the term of the New Warrants to November 1, 2023 and the term of the Final Warrants to November 1, 2026.
●	The Final Warrants are also replaced by two tranches of warrants with different terms (38.5 million “Tranche B Warrants” and 12.8 million “Tranche C Warrants”):
○	Tranche B Warrants allow CBI to acquire 38.5 million shares of Canopy for a fixed price of $76.68 per share.
○	Tranche C Warrants allow CBI to acquire 12.8 million shares of Canopy at a price equal to the 5-day volume weighted average price immediately prior to exercise.
●

In connection with the Tranche B Warrants and Tranche C Warrants, Canopy will provide CBI with a credit of up to $1.583 billion on the aggregate exercise price of Tranche B Warrants and Tranche C Warrants in the event that Canopy does not repurchase the lesser of (i) 27,378,866 common shares (being 25% of the common shares issuable pursuant to the Acreage Transaction), and (ii) common shares with a value of C$1.583 billion (being 25% of the implied enterprise value of Acreage as of April 18, 2018, based on the Acreage exchange ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBI exercises all of the New Warrants.

Hiku

On September 5, 2018, Canopy acquired all issued and outstanding shares of Hiku, which was listed on the Canadian Securities Exchange (“CSE”) under the symbol “HIKU”, on the basis that each Hiku shareholder received 0.046 of a common share of Canopy (the “Hiku exchange ratio”) for each Hiku share held (the “Hiku Acquisition”).

All of Hiku’s outstanding options (“Hiku Options”) were exchanged for an equivalent option granted pursuant to Canopy’s stock option plan (each, a “Replacement Option”) to purchase from Canopy the number of common shares (rounded down to the nearest whole share) equal to: (i) the Hiku exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku Option. Each such Replacement Option provides for an exercise price per common share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku Option; divided by (y) the Hiku exchange ratio.

All of Hiku’s outstanding warrants continued to be governed by and subject to the terms of the original warrant agreements but upon exercise will be exercisable for an equivalent number of Canopy shares equal to: (i) the Hiku exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku warrant. Each such warrant provides for an exercise price per common share equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku warrant; divided by (y) the Hiku exchange ratio.

All of Hiku’s restricted share units (“Hiku RSUs”) vested immediately and were exchanged for one Hiku common share per Hiku RSU, which was then exchanged for common shares of Canopy at the Hiku exchange ratio pursuant to the Hiku Acquisition.

The Hiku exchange ratio represented $3.15 per Hiku share and a premium of 42% based on the 20-day volume weighted average price of Hiku shares on the CSE immediately preceding the acquisition date.

BC Tweed

On July 5, 2018 Canopy acquired the Partner’s 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) (the “BC Tweed Transaction”).

Background

Prior to the second quarter of 2019, Canopy accounted for its 67% interest in BC Tweed as a joint operation, based on the conclusion that BC Tweed was subject to joint control. During the second quarter of 2019, Canopy revised this conclusion and concluded that based on the shareholders’ agreements and the contractual terms of the offtake agreement, the significant relevant activities of BC Tweed are unilaterally controlled by Canopy. Since Canopy had previously recognized the assets, liabilities, revenues and expenses of BC Tweed based on its proportionate share of BC Tweed’s output, being 100%, the conclusion that BC Tweed should have been a consolidated subsidiary had no significant impact on Canopy’s previously issued interim or annual financial statements.

Under the terms of the original BC Tweed Shareholders’ Agreement, the Partner had the option to sell its interest in BC Tweed, in whole or in part, to Canopy. This resulted in a liability (the “BC Tweed Put Liability”) being recorded in Canopy’s financial statements at the present value of the expected redemption amount, with changes recorded in net income in the period in which they arose.

As part of the original BC Tweed Shareholders’ agreement, BC Tweed had entered into a call option agreement with the Partner to acquire all the limited partnership units of the limited partnerships which hold the greenhouses and related property that BC Tweed is currently leasing for consideration of $73,000.

BC Tweed Transaction

In consideration for acquiring the Partner’s interest, Canopy paid $1 million in cash and 13,293,969 shares of Canopy of which 5,091,523 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events.

On closing of the BC Tweed Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by $27,000. This adjustment to the purchase price represents contingent consideration, which has a fair value on the acquisition date of $27,000.

In conjunction with the acquisition of the Partner’s interest, Canopy received an option to acquire the limited partnership units of another limited partnership currently owned by the Partner that holds greenhouse infrastructure in California. The option is exercisable for a purchase price that is the greater of USD$92,000 and the maximum of $190,000 plus the undepreciated book value of the net assets of the partnership on the closing date. The option is exercisable after the date of US federal legalization of the growth, cultivation, production and sale of cannabis for medical or adult-use purposes. The option expires on the earlier of 90 days after the date of US federal legalization of the growth, cultivation, production and sale of cannabis for medical or adult-use purposes and July 5, 2023. The option is a derivative instrument that will be measured initially and subsequently at fair value. On the acquisition date management has estimated that this instrument has a nominal value.

On closing of the BC Tweed Transaction, Canopy amended the terms of a share-based compensation arrangement with the Partner to accelerate the vesting of 155,158 shares previously issued to the Partner, and to cancel the remaining tranches of the compensation arrangement. As a result, the unamortized balance of the grant date fair value of the shared-based compensation of $954 was expensed immediately.

3.     PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS

Acreage

The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at December 31, 2018 already includes amounts relating to Hiku and BC Tweed as the acquisitions occurred prior to December 31, 2018. The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at December 31, 2018 has been adjusted to reflect the following transactions as if the acquisition of Acreage had been completed on December 31, 2018:

(a)  The Acreage Transaction is expected to be accounted for as a business combination under IFRS 3 Business Combinations.

The aggregate consideration for this acquisition was estimated to be $4,369,358. The consideration was comprised of:

●

Cash upfront premium of approximately CAD$404,490 (US$300,000 translated at the May 9, 2019 closing rate of $1.3483) to be paid upon approval of Canopy and Acreage shareholders and the Supreme Court of British Columbia.

●

Approximately 62,144,385 common shares to be issued on closing with a fair value of $3,918,204 based on the May 9, 2019 closing share price of Canopy of $63.05; these common shares are the result of the conversion of the following:

Acreage subordinate voting shares	21,471,000
Acreage proportionate voting shares (as converted)	57,835,000
Acreage multiple voting shares	168,000
Acreage non-controlling interest convertible units	27,340,000

Total Acreage shares to be converted	106,814,000
Converted at	0.5818

Total Canopy shares to be issued	62,144,385

As the Acreage Transaction is assumed to close on December 31, 2018 for the purposes of the preliminary purchase price allocation used in the pro forma financial statements, the outstanding shares as of December 31, 2018 have been used in these calculations. Any changes to share balances within Acreage until the actual closing date of the transaction may materially change the amount of consideration to be transferred. Additionally, a hypothetical +/-10% change in Canopy’s closing share price would have an approximate +/-$391,820 impact on the fair value of Canopy shares issued.

●

$46,664 which is comprised of $40,724 related to the fair value of Acreage replacement warrants, $3,213 related to the fair value of the replacement restricted share units and $2,727 related to the replacement profit interests securities relating to pre-combination services.

(b)  The elimination of Acreage equity accounts.

(c)  The net assets acquired and considered paid for ownership in Acreage is preliminarily allocated as follows:

Cash and cash equivalents	$143,163
Restricted cash	130
Marketable securities	203,389
Biological assets	11,514
Inventory	24,086
Prepaid expenses and other assets	7,953
Property, plant and equipment	61,448
Long-term promissory notes receivable	37,421
Investment in associates and joint ventures	5,244
Intangible assets	210,023
Deferred acquisition costs and deposits	30,149
Other non-current assets	1,746
Total Assets	$736,266

Accounts payable and accrued liabilities	$7,281
Taxes payable	297
Interest payable	738
Current portion of long-term debt	20,659
Other current liabilities	14,613
Long-term debt	670
Deferred tax liability	41,645
Other long-term liabilities	1,540
Total Liabilities	$87,443

Net Assets Acquired	$648,823
Less: Non-controlling interests	1,509
Net Assets Acquired Attributable to Canopy	647,314

Total consideration (see 3(a) above)	$4,369.358

Goodwill	$3,722,044

The pro forma fair value adjustment of Canopy’s interest is subject to change based on finalization of valuation adjustments and completion of management’s assessment of the fair values of the assets and liabilities of Acreage. Due to the timing of the announcement of the acquisition, Canopy has not yet obtained sufficient information to accurately determine the fair market value of Acreage’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at December 31 2018, except for the elimination of Acreage’s historical goodwill of CAD $43,813 (US $32,116). Goodwill represents the amount by which the fair value adjustment exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the fair value adjustment will be based on the net assets purchased as of the closing date of the Acreage Transaction and other information available at that time; there may be material differences from this pro forma fair value allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, goodwill may be allocated to other items such as: certain identified intangible assets, including licenses.

If a portion of the goodwill is allocated to Acreage’s intangible assets a pro forma adjustment related to depreciation expense would be required. For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $2,000 - $3,333 based on Canopy’s straight-line depreciation periods of 3 – 5 years as disclosed in Canopy’s consolidated financial statements. The actual depreciation recorded will be subject to the determination of the useful lives and the allocated fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimate at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

(d)	Amendment of warrants with CBI

For purposes of the unaudited pro forma condensed consolidated financial statements, Canopy has completed the valuation of the New Warrants and Final Warrants using a valuation date of May 9, 2019. This date reflects the most recent date practicable in the preparation of the pro forma financial statements. The estimated fair values of the New Warrants and Final Warrants are subject to change based on the actual closing date of the transaction and the valuation assumptions as of that date.

The amendments discussed above to the New Warrants do not have an effect on the consolidated statements of financial position or consolidated statements of operations, however the fair value of the New Warrants is estimated to have increased from $1.5 billion to approximately $3.4 billion as a result of this amendment.

The replacement of 38.3 million of the Final Warrants with Tranche B warrants is considered to be an extinguishment of debt with equity instruments. The fair value of the Tranche B Warrants has been estimated to be $1.517 billion. As a result, a loss of $1.517 billion will be recognized in the consolidated statement of operations, with the Tranche B Warrants recognized within equity instrument in the consolidated statements of financial position in accordance with IFRIC 19 and IAS 32.

The replacement of 12.8 million of the Final Warrants with Tranche C Warrants does not have an effect on the consolidated statements of financial position or consolidated statements of comprehensive income since the Tranche C Warrants will have nil value as they are exercisable at Canopy’s 5-day volume weighted average price of the common shares immediately prior to exercise.

The amendments will also result in a separate obligation being recognized as a financial liability in the consolidated statements of financial position in accordance with IAS 32. The financial liability will be measured at a fair value on initial recognition of $1.259 billion and subsequently measured at amortized cost using the effective interest rate method.

For purposes of the unaudited pro forma condensed consolidated financial statements based on management’s best estimates, no deferred tax balances are required to be recognized relating to the accounting for the New Warrants and Final Warrants as Canopy currently does not meet the more likely than not criteria under IAS12 to recognize deferred tax assets.

Hiku

(e)	The Hiku Acquisition was accounted for as a business combination under IFRS 3 Business Combinations.

The aggregate consideration for this transaction was $600,957, which included:

●	7,943,123 common shares with a fair value of $543,866, based on Canopy’s share price on the date of the transaction.
●

$14,487 which is comprised of $13,537 related to the fair value of the replacement options relating to pre-combination services and $949 allocated to the conversion feature of the convertible debenture.

●

A $11,994 cash payment which includes an effective settlement of a $10,000 cash advance to Hiku which was used by Hiku to pay the termination fee owed in connection with a previously announced transaction.

●	Replacement warrants with a fair value of $30,611.

The net assets acquired and considered paid for 100% ownership in Hiku has been provisionally determined at December 31, 2018 and allocated as follows:

Cash and cash equivalents	$4,089
Amounts receivable	2,996
Inventory and Biological Assets	1,772
Prepaids and other assets	1,559
Property, plant and equipment	15,846
Other Financial Assets	1,204
Intangible Assets	974
Total Assets	$28,440

Accounts payable and accrued liabilities	3,691
Debt and Other Liabilities	1,954
Total Liabilities	$5,645

Net Assets Acquired	$22,795

Consideration paid in cash	$11,994
Consideration paid in shares	543,866
Replacement Options	13,537
Replacement Warrants	30,611
Other consideration	949
Total consideration	$600,957

Goodwill	$578,162

BC Tweed

(f)

The BC Tweed Transaction has been accounted for as the acquisition of a non-controlling shareholder’s interest. The consideration paid for the Partner’s interest was estimated to be $495,386. The consideration was comprised of:

●	$1,000 cash deposit paid prior to July 5, 2018.
●	5,091,523 shares issued on closing with a fair value of $202,133 based on a share price of $39.70.
●	8,202,446 shares in escrow with a fair value of $265,253 estimated using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release.
●	$27,000 representing the fair value of the contingent consideration.

The total consideration paid to acquire the Partner’s 33% interest was recorded as a charge to Equity of $422,786, which represents the excess consideration paid over the fair value of the put liability of the transaction date of $72,600.

4. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND ADJUSTMENTS

Acreage

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of Acreage had been completed on April 1, 2017:

(a)

Estimated acquisition related costs of approximately $10,000 (relating to investment banker, legal, regulatory and accounting fees) have been recorded to the opening deficit of the pro forma consolidated statement of financial position of Canopy as at March 31, 2018 and reflected in the pro forma consolidated statement of operations of Canopy for the year ended March 31, 2018 on the basis that these expenses are directly incremental to the Acreage Transaction. The pro forma financial statements do not reflect a deferred tax asset that would otherwise result from tax effecting the acquisition related costs due to Canopy’s history of losses.

(b)

The fair value of the replacement warrants, replacement restricted share units and replacement options have been included in consideration as it related to the pre-combination services and the residual will be recognized as share based compensation expense over the post-combination vesting period. Share-based compensation expense includes the impact of all remaining unvested options, restricted share units and profits interest post acquisition using the Black Scholes option pricing model to establish the fair value of the securities which amounts to $62,761 for the year ended March 31, 2018 and $47,071 for the nine month period ended December 31, 2018.

(c)	Amendment of warrants with CBI

The amendments discussed above to the New Warrants do not have an effect on the consolidated statements of financial position or consolidated statements of operations.

The amendments to the Final Warrants considered to be an extinguishment of debt with debt and equity instruments results in a loss of $1.517 billion recognized in the year ended March 31, 2018. The Tranche C Warrants will have nil value as they are exercised at the fair market value of Canopy shares at the time of exercise and therefore the recognition of Tranche C Warrants does not have an effect on the consolidated statements of operations.

Hiku

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy for the year ended March 31, 2018 have been adjusted to reflect the following transactions as if the Hiku Acquisition had been completed on April 1, 2017:

(d)

Consideration for the Hiku Acquisition includes 291,629 replacement options based on an exchange ratio of 0.046 Canopy options to each Hiku option outstanding. Included in the share-based compensation expense is the impact of all remaining unvested options post acquisition using the Black Scholes option pricing model to establish the fair value of options outstanding which amounts to $3,259 for the year ended March 31, 2018 and $353 for the nine month period ended December 31, 2018, respectively, offset by Hiku’s historical share-based compensation expense of $4,900 and for the year ended March 31, 2018 and $1,007 for the nine month period ended December 31, 2018, respectively.

BC Tweed

The unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of BC Tweed had been completed on April 1, 2017:

(e)

For the year ended March 31, 2018 and nine month period ended December 31, 2018, Canopy recorded a loss in the amount of $19,900 and $16,300 related to changes in the fair value of the put liability. As a result of the pro forma effect of the BC Tweed Transaction, these fair value changes would not have occurred, and a pro forma adjustment has been recorded to remove this contributed loss.

(f)

As a result of the BC Tweed Transaction, share-based compensation expense of $954 would have been incurred due to the acceleration of the vesting of 155,158 shares and the cancellation of the remaining tranches and is recorded as a pro forma adjustment for the year ended March 31, 2018. As this amount was incurred and recognized on close of the BC Tweed Transaction within the nine months ended December 31, 2018, this amount was adjusted in the statement of operations as the transaction was assumed to have occurred as of April 1, 2017.

(g)

For the year ended March 31, 2018 Canopy recorded a Partner expense of $4,995 which represented a distribution to the Partner. As a result of the pro forma effect of the BC Tweed Transaction, this distribution would not have occurred and a pro forma adjustment has been recorded to remove this expense.

(h)

The estimated fair value of the option to acquire infrastructure at December 31, 2018 is $2,500. This is already recognized in Canopy’s statement of operations for the nine months ended December 31, 2018 and no pro forma adjustment is required.

5. PRO FORMA NET LOSS PER SHARE

The pro forma net loss per share for the nine months ended December 31, 2018 and the year ended March 31, 2018 is as follows:

FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

Pro forma net loss attributable to Canopy	$(414,061)

Weighted average shares outstanding	241,806,351
Weighted average impact of shares issued relating to the acquisition of Hiku included in the period ended December 31, 2018	(3,379,748)
Weighted average impact of shares issued relating to the acquisition of BC Tweed included in the period ended December 31, 2018	(8,653,165)
Shares issued for the acquisition of Hiku	7,943,123
Shares issued for the acquisition of BC Tweed	13,293,969
Pro forma shares issued for acquisition of Acreage	62,144,385

Pro forma weighted average shares outstanding	313,154,915

Pro forma net loss per share – basic and diluted	($1.32)

FOR THE YEAR ENDED MARCH 31, 2018

Pro forma net loss attributable to Canopy	$(1,660,624)

Weighted average shares outstanding	177,301,767
Shares issued for the acquisition of Hiku	7,943,123
Shares issued for the acquisition of BC Tweed	13,293,969
Pro forma shares issued for acquisition of Acreage	62,144,385

Pro forma weighted average shares outstanding, basic	260,683,244

Pro forma net loss per share – basic and diluted	($6.37)

6. HIKU STATEMENT OF OPERATIONS

Hiku changed its year end from March 31 to December 31 beginning on April 1, 2017. For purposes of the unaudited pro forma statement of operations for the year ended March 31, 2018, the Hiku statement of operations for the 12 months ended March 31, 2018 have been constructed from the Hiku statement of loss for the 9 months ended December 31, 2017 and the Hiku statement of loss for the 3 months ended March 31, 2018. Furthermore, Hiku completed the acquisition of TS Brandco on January 30, 2018 and, as a result, 12 months of operations for TS Brandco are required to be included in the unaudited pro forma statement of operations. The combined statement of operations of Hiku for the 12 months ended March 31, 2018 adds Hiku’s constructed statement of operations for the 12 months ended March 31, 2018 to TS Brandco’s audited statement of loss for the 12 months ended December 31, 2017 and deducts TS Brandco’s unaudited statement of loss for the period from January 31, 2018 to March 31, 2018 in order to provide 12 months of TS Brandco’s results in the pro forma statement of operations for the year ended March 31, 2018.

The following summarizes the constructed statement of operations for Hiku:

	Hiku Brands Company Ltd.		TS Brandco Holdings Inc.
				Less: period from	Hiku
	3 months ended	9 months ended	12 months ended	January 31, 2018 to	12 months ended
	March 31, 2018	December 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018

Retail sales	$246	$-	$736	$(246)	$736
Retail cost of sales	(202)	-	(563)	202	(563)
Licensing	-	-	25	-	25
Production cost of sales	(15)	(510)	-	-	(525)
Production amortization and depreciation	(13)	(22)	-	-	(35)
Gross margin before the undernoted	16	(532)	198	(44)	(362)

Unrealized gain on change of fair value in Biologic al assets	396	264	-	-	660
Gross margin	412	(268)	198	(44)	298

Sales and marketing	1,126	925	895	(422)	2,524
General and administration	2,789	887	2,840	(1,599)	4,917
Professional fees	471	275	1,320	(283)	1,783
Stock based compensation	3,003	741	1,156	-	4,900
Accretion on convertible debentures	411	-	-	-	411
Depreciation and amortization	46	66	260	(8)	364
	7,846	2,894	6,471	(2,311)	14,900
Loss from operations	(7,434)	(3,162)	(6,273)	2,267	(14,602)

Listing costs	-	(3,925)	-	-	(3,925)
Interest income (expense), net	45	-	(15)	36	66
Unrealized gain (loss) on investments	(238)	-	543	290	595
Realized gain (loss) on investments	4	-	-	-	4
Other income, net	15	(1)	(1)	-	13
Loss before income taxes	$(7,608)	$(7,088)	$(5,746)	$2,594	$(17,848)

Income tax (expense) recovery	-	848	-	-	848
Net loss and comprehensive loss	$(7,608)	$(6,240)	$(5,746)	$2,594	$(17,000)

Note 7: Foreign exchange translation

(a)	The assets and liabilities of Acreage, which has a USD reporting and functional currency, are translated at the exchange rate of $1.3642 which was in effect as at December 31, 2018.

Consolidated Statement of Financial Position

(unaudited - expressed in thousands of dollars)

As at December 31, 2018

	Acreage Holdings Inc. (USD)	Acreage Holdings Inc. (CAD)
ASSETS
Current assets
Cash and cash equivalents	104,943	143,163
Restricted cash	95	130
Marketable securities	149,090	203,389
Biological assets	8,440	11,514
Inventory	17,656	24,086
Other current assets	5,830	7,953
Total current assets	286,054	390,235
Non-current assets
Property, plant and equipment	45,043	61,448
Long-term promissory notes receivable	27,431	37,421
Investments in associates and joint ventures	3,844	5,244
Intangible assets	153,953	210,023
Goodwill	32,116	43,813
Deferred acquisition costs and deposits	22,100	30,149
Other non-current assets	1,280	1,746
TOTAL ASSETS	571,821	780,079

LIABILITIES AND EQUITY
Current liabilities
Accounts payable, accrued liabilities	5,337	7,281
Taxes payable	218	297
Interest payable	541	738
Current portion of long-term debt	15,144	20,659
Other current liabilities	10,711	14,613
Total current liabilities	31,951	43,588
Non-current liabilities
Long-term debt	491	670
Deferred tax liability	30,527	41,645
Other long-term liabilities	1,129	1,540
TOTAL LIABILITIES	64,098	87,443
SHAREHOLDERS’ EQUITY
Shareholders’ equity	529,903	722,894
Other reserves	89,262	121,771
Deficit	(235,261)	(320,943)
Equity attributable to Canopy Growth Corporation	383,904	523,722
Non-controlling interests	123,819	168,914
TOTAL EQUITY	507,723	692,636
TOTAL LIABILITIES AND EQUITY	571,821	780,079

(b)

The revenues and expenses of Acreage, which has a USD reporting and functional currency, are translated to Canadian dollars at the average exchange rate of $1.2986 for the year ended December 31, 2017.

Consolidated Statement of Operations and Comprehensive Loss

(unaudited - expressed in thousands of dollars)

Twelve months ended December 31, 2017

	Acreage Holdings Inc. (USD)	Acreage Holdings Inc. (CAD)
Revenues, net	7,743	10,055
Cost of good sold	(4,767)	(6,190)
Gross profit	2,976	3,865

Operating Expenses
General and administrative	5,001	6,494
Compensation expense	4,790	6,220
Marketing	212	275
Depreciation and amortization	20	26
Total operating expenses	10,023	13,015
Net operating loss	(7,047)	(9,150)

Income from investments, net	2,313	3,004
Interest income from promissory notes receivable	330	429
Interest expense	(1,465)	(1,902)
Change in fair market value of derivative liabilities	215	279
Other loss, net	(1,156)	(1,501)
Total other income (loss)	237	309
Net loss before income taxes	(6,810)	(8,841)
Income tax expense	(806)	(1,047)

Net loss and comprehensive loss	(7,616)	(9,888)

Less: net loss and comprehensive loss attributable to non- controlling interests	(613)	(796)
Net loss and comprehensive loss attributable to Acreage Holdings, Inc.	(7,003)	(9,092)

(c)

The revenues and expenses of Acreage, which has a USD reporting and functional currency, are translated to Canadian dollars at the average exchange rate of $1.2876 for the nine month ended September 30, 2018.

Consolidated Statement of Operations and Comprehensive Loss

(unaudited - expressed in thousands of dollars)

Nine months ended September 30, 2018

	Acreage Holdings Inc. (USD)	Acreage Holdings Inc. (CAD)
Revenues, net	10,652	13,716
Cost of good sold	(6,858)	(8,830)
Gross profit excluding fair value items	3,794	4,886
Realized fair value amounts included in inventory sold	(400)	(515)
Unrealized fair value gain on growth of biological assets	3,097	3,988
Gross profit	6,491	8,359

Operating Expenses
General and administrative	13,210	17,009
Compensation expense	10,210	13,146
Marketing	1,049	1,351
Depreciation and amortization	1,844	2,374
Total operating expenses	26,313	33,880
Net operating loss	(19,822)	(25,521)

Income from investments, net	23,119	29,768
Interest income from promissory notes receivable	504	649
Interest expense	(5,238)	(6,744)
Change in fair market value of derivative liabilities	897	1,155
Other loss, net	(862)	(1,110)
Total other income (loss)	18,420	23,718

Net loss before income taxes	(1,402)	(1,803)
Income tax expense	(655)	(843)
Net loss and comprehensive loss	(2,057)	(2,646)

Less: net loss and comprehensive loss attributable to non- controlling interests	730	940
Net loss and comprehensive loss attributable to Acreage Holdings, Inc.	(2,787)	(3,586)

CONTACT US North American Toll Free Phone: 1.866.581.1392 E-mail: contactus@kingsdaleadvisors.com Fax: 416.867.2271 Toll-Free Fax: 1.866.545.5580 Outside North America, Banks and Brokers Call Collect: 416.867.2272